CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

As submitted confidentially to the Securities and Exchange Commission on December 12, 2025. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Madison Air Solutions Corporation

(Exact name of registrant as specified in its charter)

Delaware	3564	41-2529345
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

444 West Lake Street, Suite 4460

Chicago, IL 60606

Telephone: (312) 262-6374

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jill Wyant

Madison Air Solutions Corporation

President and Chief Executive Officer

444 West Lake Street, Suite 4460

Chicago, IL 60606

(312) 262-6374

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Robert M. Hayward, P.C. Robert E. Goedert, P.C. A.J. Million Kirkland & Ellis LLP 333 West Wolf Point Plaza Chicago, Illinois 60654 (312) 862-2000	John Lavorato General Counsel Madison Air Solutions Corporation 444 West Lake Street, Suite 4460 Chicago, Illinois 60606 (312) 262-6374	John L. Savva Catherine M. Clarkin Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

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Explanatory Note

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our consolidated financial statements as of and for the three and nine months ended September 30, 2025 because they relate to historical periods that we believe will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend the registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

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Differentiated by Return on Air™

Leadership in growth markets

Powered by a unique value creation model

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Differentiated by Return on Air

RETURN ON AIR™

Return on Air (ROA) is the tangible value created when air becomes a strategic asset. It's the direct impact our solutions have on customer outcomes by optimizing the air in high-value environments.

Wherever air affects customer success and outcomes, we deliver ROA.

Prevent costly downtime in data centers, saving
up to $9,000/min[1]

Air movement reduces worker downtime and boosts
productivity

Cleanroom airflow control can reduce contamination incidents by up to 30%[2]

In classrooms with improved air quality, standardized test scores improve by up to 5%[3]

Proper home ventilation can reduce VOC[4] concentrations by
up to 55%[5]

[1] According to Ponemon Institute, *Cost of Data Center Outages*, January 2016.

[2] According to Meegle, *Cleanroom Airflow Strategies*, 2025.

[3] According to Science News Explores, *Stuffy classrooms may lower test scores*, 2015.

[4] Volatile Organic Compounds (VOCs).

[5] According to Atmospheric Environment, Volume 345, *Comparative analysis of indoor volatile organic compound levels in an office: Impact of occupancy and centrally controlled ventilation*, 2025.

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Science of healthy air
Strategy and capital allocation
Sustainable growth
Innovation
80/20 operating model
Safety-driven talent
Owner's mindset
Fanatical focus on the customer
Mission and culture

Powered by a unique value creation model

Madison Air's decentralized organization structure keeps our businesses agile and close to customers, while maintaining a lean center focused on strategy and disciplined capital allocation.

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CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated     , 2026

    Shares

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Madison Air Solutions Corporation, par value $0.0000001 per share. Madison Air Solutions Corporation is offering      shares of its Class A common stock to be sold in this offering.

Prior to this offering, there has been no public market for our Class A common stock. We currently estimate that the initial public offering price per share will be between $     and $    . We intend to apply to list our Class A common stock on the      under the symbol “    .”

Following this offering, Madison Air Solutions Corporation will have two authorized classes of common stock: Class A common stock and Class B common stock. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to 10 votes per share and, upon the occurrence of certain events described herein, will be converted into one share of Class A common stock. All holders of Class A common stock and Class B common stock will vote together as a single class except as otherwise required by applicable law or our certificate of incorporation. See “Description of Capital Stock.”

Immediately following this offering, all of our Class B common stock will be held by entities controlled by our founder, Larry Gies, and various entities over which Larry Gies exercises control. Accordingly, Larry Gies and these entities will control 100% of the voting power over our outstanding Class B common stock, representing     % of the voting power of our outstanding capital stock assuming no exercise of the underwriters’ option to purchase additional shares. As a result, we will be a “controlled company” within the meaning of the corporate standards of     . See the section entitled “Management—Corporate Governance—Controlled Company Status.” In addition, pursuant to the stockholders’ agreement that we will enter into with these entities in connection with this offering, our founder may initially nominate all of the directors of Madison Air Solutions Corporation.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 32 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Madison Air Solutions Corporation	$	$

(1)	See the section entitled “Underwriting” for a description of compensation payable to the underwriters.

We have granted the underwriters the option to purchase up to an additional      shares of our Class A common stock at the initial public offering price less the underwriting discount for a period of 30 days after the date of this prospectus.

The underwriters expect to deliver the shares of our Class A common stock against payment in New York, New York on or about     , 2026.

Goldman Sachs & Co. LLC	Barclays	Jefferies

Prospectus dated    , 2026

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Neither we nor any of the underwriters have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”). Neither we nor any of the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, results of operations, and prospects may have changed since such date.

For investors outside of the United States, neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

Through and including     , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

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BASIS OF PRESENTATION

Organizational Transactions

Madison Air Solutions Corporation, the registrant whose name appears on the cover of this registration statement, is a Delaware corporation. In connection with the consummation of this offering, we will engage in a series of transactions that will result in:

•	Madison Air Solutions Corporation owning all of the outstanding ownership interests in Madison Industries IAQ Solutions Corporation (“MIAQ Solutions”);

•	minority owners of certain subsidiaries of MIAQ Solutions becoming members of Co-Investors LLC (as defined below) or Investors LLC (as defined below), as applicable; and

•	each of Co-Investors LLC, Investors LLC and Holdings (as defined below) becoming holders of all the shares of Class B common stock of Madison Air Solutions Corporation.

Madison IAQ (as defined below), the borrower under our Credit Agreement and the issuer of our Notes (each, as defined herein), will become an indirect wholly owned subsidiary of MIAQ Solutions prior to the completion of this offering. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the organizational transactions and this offering, which we refer to collectively as the “Organizational Transactions.” See “Organizational Transactions.”

Unless we state otherwise or the context otherwise requires, the terms “we,” “us,” “our,” “our business,” “the Company” and “Madison Air” refer to and similar references refer: (1) on or following the consummation of the Organizational Transactions, including this offering, to Madison Air Solutions Corporation and its consolidated subsidiaries, including MIAQ Solutions and its consolidated subsidiaries, and (2) prior to the consummation of the Organizational Transactions, including this offering, to MIAQ Solutions and its consolidated subsidiaries. Shares of Class A common stock of Madison Air Solutions Corporation are being offered by this prospectus.

Basis of Financial Presentation

Except as disclosed in this prospectus, the consolidated financial statements and other financial information included elsewhere in this registration statement are those of MIAQ Solutions and its consolidated subsidiaries and do not give effect to the Organizational Transactions. We do not expect that the Organizational Transactions will have a material effect on our results of operations.

Acquisitions and Dispositions

On October 7, 2024, we completed the divestiture of Nortek Global HVAC LLC, a leading manufacturer of air conditioning products (“NGH”), to Rheem Manufacturing Company. We do not provide standalone historical financial statements for NGH because they are not required under SEC rules. We classify the results of operations and cash flows of NGH as discontinued operations in our consolidated statements of income and consolidated statements of cash flows for all periods presented. We include the operating results of the divestiture in the Company’s results of discontinued operations through the date of divestiture. As a result, the divestiture of NGH may impact the comparability of our period-to-period operating results. The divestiture generated $1,147.8 million of net proceeds, of which $1,000.0 million was used to issue a cash distribution to Holdings (as defined herein) and noncontrolling interests. For additional information regarding the divestiture of NGH, see Note 6 of our audited consolidated financial statements.

On January 23, 2025, we acquired AcoustiFLO, LTD. (“AcoustiFLO” and such acquisition, the “AcoustiFLO Acquisition”) for $11.7 million in cash and $1.4 million in deferred consideration. Our audited consolidated financial statements included elsewhere in this prospectus do not include the impact of the

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AcoustiFLO Acquisition prior to the date of such acquisition. Because this acquisition is not “significant” under applicable SEC rules, we do not provide standalone historical financial statements for AcoustiFLO in this prospectus. Accordingly, our financial statements for the period prior to the AcoustiFLO Acquisition may not be comparable to those of the respective periods after such acquisition.

On May 6, 2025, we acquired AprilAire, a leader in innovative indoor air solutions for both commercial and residential environments, for $2,289.2 million in cash, $217.3 million in rollover equity, and $90.0 million in deferred consideration, subject to certain customary purchase price adjustments. The AprilAire Acquisition was primarily funded with $1,750 million in proceeds from the Incremental Term Loan Facility (as defined herein), which closed concurrently with the AprilAire Acquisition. We include the financial results of AprilAire in our consolidated financial statements from the date of the AprilAire Acquisition. Our audited consolidated financial statements included elsewhere in this prospectus do not include the impact of the AprilAire Acquisition prior to the date of the AprilAire Acquisition. We separately provide audited consolidated financial statements of AprilAire for the fiscal years ended December 31, 2024 and 2023 and unaudited consolidated financial statements of AprilAire for the three months ended March 31, 2025 and 2024. Accordingly, our consolidated financial statements for the periods prior to the AprilAire Acquisition may not be comparable to those of the period after the AprilAire Acquisition. Except where designated as “Pro Forma” or “Pro Forma Adjusted,” or as otherwise specifically provided or the context otherwise requires, all information in this prospectus is presented on a historical basis and does not give effect to the AprilAire Acquisition, except for periods following consummation of the AprilAire Acquisition on May 6, 2025.

Pro Forma Financial Information

Certain financial information included in this prospectus is presented on a “Pro Forma” basis to give effect to, where applicable, the AprilAire Acquisition as if such transaction had occurred on January 1, 2025. The historical financial information presented in this prospectus, except where designated as “Pro Forma” or “Pro Forma Adjusted,” or as otherwise specifically provided or the context otherwise requires, includes the historical results of MIAQ Solutions and its consolidated subsidiaries.

The unaudited Pro Forma combined financial information of MIAQ Solutions presented in this prospectus for the year ended December 31, 2025 has been derived from the application of pro forma adjustments to the historical consolidated financial statements of MIAQ Solutions included elsewhere in this prospectus. The unaudited pro forma combined statement of income gives effect to the AprilAire Acquisition and the initial public offering as if these occurred on January 1, 2025. The unaudited Pro Forma combined financial information does not account for the AcoustiFLO Acquisition. See “Unaudited Pro Forma Combined Financial Information” for a complete description of the adjustments and assumptions underlying the unaudited Pro Forma Adjusted combined financial information included in this prospectus.

Certain Definitions

Unless otherwise noted or the context otherwise requires, as used in this prospectus:

•	“AprilAire” means Research Products Corporation;

•	“AprilAire Acquisition” means the acquisition of AprilAire on May 6, 2025;

•

“Brands” refers to all of the brands that we currently own and, where the context requires, gives effect to all acquisition and disposition activity as if such brands had been owned or disposed for all periods presented;

•	“Common stock” means, collectively, the two authorized classes of common stock of Madison Air Solutions Corporation, Class A common stock and Class B common stock;

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•	“Co-Investors LLC” means Madison Air Co-Investors LLC which, following the consummation of this offering, will be managed by Holdings and owned by certain institutional investors;

•

“Credit Agreement” means the Credit and Guaranty Agreement, dated as of June 21, 2021, by and among Madison IAQ, a wholly owned subsidiary of the Company, as borrower, Madison IAQ II, certain of Madison IAQ’s domestic subsidiaries and a syndicate of lenders;

•	“Fifth Amendment” means the Fifth Amendment to Credit and Guaranty Agreement, dated as of November 6, 2025;

•	“Founder” means Larry Gies, together with the various entities over which Larry Gies exercises control;

•	“Fourth Amendment” means the Fourth Amendment and Joinder Agreement to Credit and Guaranty Agreement, dated as of May 6, 2025;

•	“Holdings,” “Madison” or “Madison Industries” mean Madison Industries Holdings LLC, an entity controlled by our founder, Larry Gies;

•

“Investors LLC” means Madison Air Investors LLC, which, following the consummation of this offering, will be managed by Holdings and owned by certain members of our management team and employees, including rollover investors who received certain equity interests in connection with our prior acquisitions;

•	“Madison IAQ” means Madison IAQ LLC;

•	“Madison IAQ II” means Madison IAQ II LLC;

•	“Madison IAS” means Madison Indoor Air Solutions LLC;

•	“MIAQ Solutions” means Madison Industries IAQ Solutions Corporation; and

•	“Parent Entities” means, collectively, Holdings, Investors LLC and Co-Investors LLC.

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TRADEMARKS, SERVICE MARKS AND TRADENAMES

This prospectus includes our trademarks and service marks such as “Madison Air,” “Return on Air,” “AprilAire,” “Nortek,” “Big Ass Fans,” “Addison,” “Broan-NuTone,” “Reznor,” “Healthy Air System” and the Madison Air logo, as well as trademarks and service marks belonging to our subsidiaries, each of which is protected under applicable intellectual property laws and is the property of us or our subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names.

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MARKET AND INDUSTRY DATA

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets (including total addressable market (“TAM”) estimates) and our competitive position is based on a variety of sources, including information from independent industry analyses, publications, interviews with industry participants, public company data, analyst reports, government reports, as well as our own internal estimates and research. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the information presented in this prospectus is generally reliable, forecasts, assumptions, expectations, beliefs, estimates and projections involve risk and uncertainties and are subject to change based on various factors, including those described under “Forward-Looking Statements” and “Risk Factors.”

Certain information in the text of this prospectus is contained in third-party sources and independent industry publications including, but not limited to, the third-party sources and independent industry publications discussed below. Such third-party sources and independent industry publications used in this prospectus were not prepared on our behalf. In addition, this prospectus includes references to our TAM on both a consolidated and product-level basis. We calculate our TAM separately for each material business within our Commercial and Residential segments using a variety of methodologies, which are based upon a variety of sources, including information from independent industry analyses, publications, interviews with industry participants, public company data, analyst reports, government reports, as well as our own internal estimates and research.

The sources of these independent industry publications are provided below:

•	A1 Mechanical Heating & Cooling, How Often Should Your HVAC Be Serviced? (August 2024);

•	Atmospheric Environment, Volume 345, Comparative analysis of indoor volatile compound levels in an office: Impact of occupancy and centrally controlled ventilation (2025);

•	CBRE, Global Data Center Trends 2025 (June 24, 2025);

•

Grand View Research, HVAC Systems Market (2025-2033) Size, Share & Trends Analysis Report By Equipment (Heating, Cooling, Ventilation), By Application (Residential, Commercial, Industrial), By Distribution Channel (Online, Retail Stores, Wholesale Stores), By Geography, and Segment Forecasts (2025);

•	Growth Market Reports, Ice Arena Dehumidification Market Research Report 2033;

•	Market Data Forecast, North America Energy Recovery Ventilator Market Report (June 2025);

•	Meegle, Cleanroom Airflow Strategies (2025);

•	Melius Research, Melius Weekly Video (October 20, 2025);

•

Meticulous Research, Cleanroom HVAC Market by Filter Type (HEPA, ULPA), System Type (Recirculating, Single Pass), Component (AHU, FFU, Laminar Flow), Cleanroom Class (ISO 1-9), Application, End User, and Geography—Global Forecast to 2035 (October 2025);

•	Omdia, Omdia research predicts data center cooling market to reach $16.87 billion in 2028 (June 2024);

•	Ponemon Institute, Cost of Data Center Outages (January 2016);

•	Precedence Research, Desiccant Dehumidifier Market Size, Share and Trends 2025 to 2034 (November 2025);

•	Science News Explores, Stuffy classrooms may lower test scores (2015);

•	Silicon Semiconductor, HVAC for semiconductor back-end market to surpass $4.7 billion by 2044 (November 2025);

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•	U.S. Census Bureau, American Community Survey (2024);

•	U.S. Energy Information Administration, End Use: September 2025 (November 2025); and

•	United States Environmental Protection Agency, Mold Course (2025).

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Class A common stock. For a more complete understanding of us and this offering, you should read and carefully consider the entire prospectus, including the more detailed information set forth in the sections entitled “Risk Factors,” “Use of Proceeds,” “Unaudited Pro Forma Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto. Some of the statements in this prospectus are forward-looking statements. See the section entitled “Forward-Looking Statements.”

Overview

Our Company

We take up to 25,000 breaths a day and spend up to 90% of our lives indoors, often breathing air that’s two to five times more polluted than outdoor air. Clean air is absolutely essential to human life, yet most people rarely think about the air we breathe at home, in our schools, in healthcare facilities and in the workplace. Poor air quality doesn’t just affect comfort; it undermines health, productivity and performance. Improving air quality is a fundamental principle that is a key tenet in everything we do.

At Madison Air, we see air differently. Our mission is to make the world safer, healthier and more productive through the power of better air. We’ve built a business that transforms air into tangible outcomes for customers, creating the potential for long-term growth opportunities for investors.

We believe Madison Air is a leader in the mission-critical indoor air solutions market, powered by differentiated advanced technologies that deliver superior air quality and tangible results: higher productivity, lower energy costs and improved operational performance in the most demanding environments.

From protecting uptime in a data center with Nortek Data Center Cooling, to purifying air in a semiconductor fabrication facility with Nortek Air Solutions, to keeping families safer with AprilAire’s Healthy Air System and improving workplace productivity, health and retention with Big Ass Fans – better air delivers better outcomes. That’s the Madison Air advantage.

We believe our sustainable growth is powered by our resilient, diversified model spanning both Commercial and Residential markets. Anchored by a large installed base, approximately half of our net sales for the year ended December 31, 2024 (based on combined net sales of $3.1 billion for Madison Air and AprilAire for the year ended December 31, 2024, calculated as if AprilAire had been owned for the entire period), came from replacement and upgrade demand, with an additional approximately 10% from aftermarket parts and services, providing stability across cycles. For the year ended December 31, 2024, Madison Air generated $2.6 billion of net sales and $236.2 million of net income, with 9.0% of net income (loss) margin, 25.7% Adjusted EBITDA Margin, 143.5% operating cash flow conversion from continuing operations, and 129.4% free cash flow (“FCF”) conversion. For the year ended December 31, 2024, AprilAire generated $490.5 million of net sales and $93.6 million of net income. Adjusted EBITDA Margin and FCF conversion are non-GAAP financial measures. For the definition and a reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), respectively, see “Management’s Discussion and Analysis of Financial Condition and Results of

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Operations—Non-GAAP Financial Measures.” Our success is powered by a team of over 8,750 employees with an entrepreneurial mindset committed to innovation, precision and customer success.

Summary of Financials

$3.0B
$3.1B
26.0%
23.9%
2023
2024
CapEx as % of Net Sales
1.7%
1.7%
Net Sales
Adj. EBITDA Margin[1]

Note: Based on combined net sales of $3.0 billion and $3.1 billion for the years ended December 31, 2023 and 2024, respectively, and Adjusted EBITDA of $714.8 million and $809.5 million for the years ended December 31, 2023 and 2024, respectively, in each case for Madison Air and AprilAire calculated as if AprilAire had been owned for the entire period.

Our Market Opportunity

At Madison Air, we don’t just participate in the indoor air quality market, we’re shaping it. We serve an estimated $40 billion addressable North American market, separate and distinct from the broader approximately $200+ billion traditional heating and cooling market, where air can serve as an asset rather than simply a commodity. With only an estimated 8% market share today (based on combined net sales of $3.1 billion for Madison Air and AprilAire for the year ended December 31, 2024, calculated as if AprilAire had been owned for the entire period), we believe our path to growth is clear and compelling. We have been continually expanding our served

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markets through new product introductions and strategic acquisitions, both of which are consistent with our core mission of improving air quality.

Where We Play

ESTIMATED TOTAL ADDRESSABLE MARKET AS OF 2024

$240B+ Commercial and Residential Market
$200B+[1]
Global HVAC
$40B[2]
Niche
North America
$3.1B
8%
Madison Air share
with room to expand[3]

[1] According to Grand View Research, HVAC Systems Market (2026 - 2033).

[2] Based on management estimates.

Note: Values are approximate.

As a business with category-defining indoor air quality solutions, we believe Madison Air holds distinct and dynamic competitive advantages: trusted brands, deep application expertise, patent-protected innovation and strong channel and customer partnerships. In most markets, we compete with smaller fragmented players and, in a few select areas, we compete with non-core product lines from large HVAC original equipment manufacturers. We win because we deliver Return on Air – tangible performance gains through highly engineered, differentiated solutions backed by trusted brands and deep channel and customer relationships.

We use our scale to amplify these advantages. We leverage a broad, decentralized manufacturing footprint and enterprise-level procurement strength to deliver cost efficiencies that smaller, specialized competitors struggle to match. As a result, we believe Madison Air offers one of the most comprehensive, scaled solutions for both Commercial and Residential customers.

We focus on environments where air drives outcomes – uptime, compliance, process control and human health – because when air impacts outcomes, customers are willing to invest.

Our market is expanding, fueled by powerful megatrends that are redefining how air is managed across sectors:

•	Human Health – Clean air is now recognized as essential to respiratory health, cognitive performance and productivity, driving investment across homes, schools, healthcare and workplaces.

•

Aging Residential Housing Stock – With the average U.S. home now over 40 years old, according to the U.S. Census Bureau, sustained demand for replacement and upgrade solutions is accelerating, creating long-term opportunities.

•	Commercial Refurbishment – Many commercial and industrial facilities built during the mid- and late-twentieth century rely on aging systems nearing end-of-life. Buildings constructed before 1980

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account for 46% of U.S. commercial building stock, yet fewer than 25% of these buildings have received an HVAC upgrade since 2000, according to Melius Research. This creates a substantial opportunity for modernization, as advanced air solutions are critical to driving operational efficiency, creating healthy indoor air and reducing energy consumption.

•

AI and Data Center Growth – Explosive data center expansion driven by artificial intelligence (“AI”) and cloud computing workloads is fueling demand for highly engineered precision air and liquid cooling systems capable of managing high thermal loads at hyperscale.

•

Reshoring of Advanced Manufacturing – Investments in high-specification manufacturing facilities, including semiconductor fabrication facilities and pharmaceutical cleanrooms, require tightly managed and highly regulated air environments. These applications require specialized low-humidity air handling and contamination control to protect yield, ensure compliance and maintain operational integrity.

•

Energy Resilience and Electrification – As energy demand grows, efficient and highly controllable air systems are increasingly important to integrate with evolving building envelopes and energy recovery technologies.

•

Industrial Productivity – Tight labor markets are challenging manufacturers to improve employee productivity and retention. We believe this means that the safer, more comfortable environments that our products help to create, will increasingly be seen as a source of competitive advantage.

•

Regulation and Building Standards – New and more stringent ventilation building codes, energy efficiency mandates and indoor air quality regulations are raising performance baselines across commercial and residential settings, expanding the market for Madison Air’s differentiated technologies.

As we continue to scale our platform, we expect that our TAM will expand across these sectors. We estimate that the total North American addressable market opportunity for our products and services across all of these sectors is approximately $40 billion as of December 31, 2024.

Using our decentralized model, we leverage the local expertise of our personnel at each of our material businesses within our Commercial and Residential segments to understand how each business views and estimates its TAM. As a result, we calculate TAM separately for each material business within our Commercial and Residential segments using a variety of methodologies, which are based upon a variety of sources, including information from independent industry analyses, publications, interviews with industry participants, public company data, analyst reports, government reports, as well as our own internal estimates and research. See “Market and Industry Data.”

After calculating the TAM for each material business within our Commercial and Residential segments, management then aggregates each business-level TAM estimate to arrive at an aggregate estimated TAM for Madison Air. Utilizing this methodology, we estimate that our aggregate North American TAM across our businesses is approximately $40 billion as of December 31, 2024, with approximately $28 billion of growth since 2021.

While we believe our TAM estimates are reasonable, such information is inherently imprecise and we cannot assure you of the accuracy or completeness of our estimates. See “Risk Factors —Risks Related to Our Business —Our estimate of total addressable market is subject to numerous uncertainties. If we have overestimated the size of our total addressable market now or in the future, our future growth rate may be limited.”

Segment Overview

Madison Air is purpose-built to serve two high-impact, complementary segments – Commercial and Residential – each positioned for durable, scalable long-term growth. Unified by our commitment to highly

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engineered, scalable performance and tangible outcomes, we see air as essential infrastructure, whether powering mission-critical environments or protecting the health and safety of the home. The Commercial segment serves high-specification environments where air quality is essential to the performance of critical infrastructure, regulatory compliance and operational productivity. The Residential segment meets accelerating demand driven by health, comfort and home preservation priorities, evolving and expanding regulation and rising consumer awareness and expectations around indoor air quality.

Commercial Segment

Overview

Representing approximately 70% of Madison Air’s net sales for the year ended December 31, 2024, our Commercial businesses deliver highly engineered, custom and semi-custom air quality systems to support process control, regulatory compliance, energy efficiency and productivity in mission-critical environments. While our solutions often represent a small portion of total project spend or ongoing operating costs, the cost of failure in these environments is extremely high, making performance, reliability and service increasingly imperative to customer success. Our well-established brands, including Nortek, Big Ass Fans, Addison and Reznor, are trusted across foundational sectors, including healthcare and life sciences, advanced manufacturing, data centers, logistics and education. For the years ended December 31, 2025, 2024 and 2023, AprilAire’s commercial brands generated net sales of $    million, $100.5 million and $96.5 million, respectively, that would have been accounted for in Madison Air’s Commercial segment had we owned AprilAire and its associated commercial brands during those periods.

Technology Platforms

Our Commercial segment centers on five core platforms, each engineered to solve complex challenges for our customers and deliver tangible Return on Air:

•

Air Handling – Custom and semi-custom engineered technologies that enable precise airflow control, humidity management and air exchange across diverse environments. These solutions support critical applications in hospitals, life sciences, advanced manufacturing, as well as commercial buildings, data centers, education, hospitality and large-scale industrial facilities.

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•	Air and Liquid Cooling – Advanced thermal management solutions designed for reliability, efficiency and scalability at hyperscale, supporting data centers and high-intensity industrial environments.

•

Air Movement and Heat – High-performance heating and cooling technologies that enhance employee safety, comfort and productivity while improving energy efficiency in logistics hubs, manufacturing facilities, public spaces and institutions, such as schools, restaurants and sporting facilities.

•

Humidity Control and Dedicated Outdoor Air Systems (“DOAS”) – Systems that manage humidity and ventilation in healthcare, institutional and retail settings supporting process integrity, occupant comfort and sustainability.

•

Energy Efficiency Enablers – Precision-engineered energy recovery components and systems that reduce operating costs, improve energy efficiency and protect sensitive processes in critical sectors such as low-humidity manufacturing, EV charging infrastructure, renewable power generation and education and workplace safety and productivity.

Residential Segment

Overview

The Residential segment accounted for approximately 30% of Madison Air’s net sales as of December 31, 2024, and is anchored by trusted brands like AprilAire, Broan-NuTone and Zephyr. The acquisition of AprilAire in 2025 was pivotal in building our differentiated Residential platform. For the years ended December 31, 2025, 2024 and 2023, AprilAire’s residential brands generated net sales of $    million, $389.9 million and $334.7 million, respectively, that would have been accounted for in Madison Air’s Residential segment had we owned AprilAire’s residential brands during those periods. Madison Air is one of the leading players in the industry, offering a full suite of Healthy Air System solutions, an integrated portfolio that addresses the five foundational pillars of indoor air quality – purification, ventilation, humidification, dehumidification and sensors and digital controls. These trusted brands enjoy wide-reaching distribution breadth, with multiple channels serving professionals, consumers and retailers.

Approximately 70% of Residential net sales came from replacement and upgrade demand for the year ended December 31, 2024, which generates recurring, highly visible revenue streams. We estimate that AprilAire’s patent-protected filters, for example, can generate a recurring aftermarket opportunity with up to nine times aftermarket sales potential over the life of an HVAC furnace. The remaining approximately 30% of net sales for the year ended December 31, 2024 were driven by new construction, supported by evolving standards and builder demand for integrated code-compliant air quality solutions.

We believe we play a leading role in advancing Healthy Air solutions for single- and multi-family homes. As residential construction trends toward increasingly airtight building envelopes to improve energy efficiency, the need for indoor air quality solutions, including purification, ventilation, humidification, dehumidification and sensors and digital controls, has become increasingly more critical. When properly specified and installed, our solutions are designed to meet these ventilation targets for builders and professionals while providing real-world benefits for homeowners like health, comfort, home preservation and energy efficiency.

Our products deliver meaningful and tangible benefits as consumers increasingly prioritize wellness and energy efficiency at a fraction of the cost of a traditional HVAC system overhaul. For example, instead of installing a complete heating and cooling system in a home (which can range from $5,000 to $15,000), a fully installed whole home humidifier (often $500 to $2,500) or bath fan (around $100, and that can often be installed by the homeowner) can provide better indoor air quality and comfort to a family, making them increasingly attractive for homeowners, builders and professionals.

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Technology Platforms

Our Healthy Air System is built around five foundational pillars of indoor air quality – each engineered to address the performance, comfort and compliance demands of today’s homes, while consistently delivering our tangible Return on Air value proposition.

•

Purification – High-efficiency filtration removes particulates, pollutants and allergens to enhance health and comfort. We estimate that AprilAire’s patent-protected filters can generate a recurring aftermarket opportunity with up to nine times aftermarket sales potential over the life of an air cleaner.

•

Ventilation – Replaces stale indoor air in increasingly airtight homes with clean, conditioned outdoor air. Supports cognitive function, reduces indoor pollutants and enables compliance with building codes and energy standards.

•	Humidification – Maintains optimal humidity levels during dry seasons through whole-home systems that support respiratory health, improve overall HVAC efficiency and durability and enhance comfort.

•

Dehumidification – Manages moisture in humid climates and below-ground spaces like basements and crawlspaces. Helps prevent mold growth and structural damage, supporting health, comfort and home preservation.

•

Sensors and Digital Controls – Smart sensors, zoning solutions and digital applications monitor indoor air quality in real time and automate system performance – delivering consistently Healthy Air with minimal homeowner involvement.

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As homeowners invest in better air quality and healthier living environments, we believe Madison Air is uniquely positioned to lead with the Healthy Air System. With an estimated 92% of AprilAire’s U.S. addressable market still unpenetrated based on the number of homes in the United States that have at least one indoor air quality device installed as compared to U.S. housing stock, we believe the growth opportunity is significant.

Our Strengths

Madison Air enters this moment from a position of strength, supported by a scalable foundation designed for growth. We firmly believe that these three defining strengths power our ability to deliver better air, better outcomes for our customers and better returns:

1.	Differentiated by Return on Air

2.	Leadership in growth markets

3.	Powered by a unique value creation model

Together, these strengths create a business with category-defining products, real momentum and a compelling long-term growth story. With a footprint weighted toward replacement and upgrade demand, and a market still largely untapped, we believe Madison Air is poised to capture high-value whitespace across both Commercial and Residential markets. Importantly, tightening state and local ventilation codes are increasingly influencing homeowner and contractor choices – making high-performance solutions not just desirable, but often necessary for compliance. As North America’s infrastructure continues to modernize, we believe building standards around air quality and energy efficiency will become more stringent and prevalent. As awareness for the power of air accelerates, we believe we are at the forefront of driving performance, unlocking potential and creating tangible value in this market.

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1. Differentiated by Return on Air

We invented the Return on Air value proposition, which is the tangible value created when air becomes a strategic asset. Air is not just about comfort, it impacts a broader set of critical outcomes, including uptime, efficiency, compliance, productivity and health. We don’t just move air – we engineer it to deliver a tangible return in environments where air quality has a direct and significant impact on business performance.

The Work We Do Matters

Prevent costly downtime in data centers, saving
up to $9,000/min[1]

Cleanroom airflow control can reduce contamination incidents by up to 30%[2]

Prevent mold, rust, and odors by maintaining relative humidity below 60%[3]

In classrooms with improved air quality, standardized test scores improve by up to 5%[4]

Air movement reduces worker downtime and boosts
productivity

Proper home ventilation can reduce VOC concentrations[5]
by up to 55%[6]

[1] According to Ponemon Institute, *Cost of Data Center Outages*, January 2016.

[2] According to Meegle, *Cleanroom Airflow Strategies*, 2025.

[4] According to Science News Explores, *Stuffy classrooms may lower test scores*, 2015.

[5] Volatile Organic Compounds (VOCs).

Our customers realize a tangible return because our products are engineered for their specific, high-stakes environments. For a data center, Return on Air is captured through energy-efficient solutions. In an environment where we estimate a 100 megawatt data center can save up to $11 million annually per 0.1 reduction in Power Usage Effectiveness, this prevents downtime that can cost as much as $9,000 per minute. For a logistics operator, it is increased productivity and return on investment driven by a reduction in idle time each day. For a hospital, it is the improved patient safety from air systems engineered for leakage rates of 1% or less compared to 3-5% for conventional HVAC systems.

This unwavering focus on delivering a tangible return for our customers is the foundation of our strategy. It drives our innovation, strengthens our customer partnerships, and creates a durable competitive advantage in the markets we serve.

•	Proprietary Technology Platforms Built with Deep Application Expertise and IP Protections

Madison Air’s strength lies in understanding how systems perform in the field, not just on paper. Our engineering, sales and applications teams work alongside operators, builders and design engineers to solve complex air challenges tied to performance, compliance, and environmental conditions.

This expertise enables us to deliver highly engineered custom and semi-custom solutions designed to fit customer site requirements. From cleanroom air handling for semiconductor fabrication facilities to humidity control in healthcare settings, our mandate is to deliver precision where it counts. In markets where performance, not price, drives selection, this is a decisive advantage.

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We bring the same rigor to Residential markets, partnering with professionals, builders and distributors to advance Healthy Air solutions like purification, ventilation, humidification, dehumidification and sensors and digital controls. By staying embedded in customer workflows, we are better able to anticipate needs and accelerate innovation.

Our technology platforms combine proprietary designs, patent-protected innovations and integrated controls and are engineered to deliver precision, reliability and efficiency in critical environments. With approximately 600 research and development (“R&D”) engineers and over 900 issued patents and pending patent applications, our technology spans advanced thermal management, cleanroom air handling, energy efficiency technologies and the Healthy Air System.

From advanced air and liquid cooling to purification, humidity management and intelligent sensing, our solutions are engineered to perform in the most demanding environments – hyperscaler data centers, semiconductor fabrication facilities, hospitals, schools and homes. Our mandate is to create environments that work better, so our customers can too.

•	Strong, Long-standing Customer and Channel Relationships

Our go-to-market advantage is powered by deep relationships across the value chain, from manufacturers’ sales representatives and distributors to trade professionals, retailers and e-commerce platforms. These partnerships are built on trust, shared expertise and a commitment to driving results.

We invest in sales enablement, training, digital design tools, channel marketing and technical support – embedding Madison Air into customer and channel partner workflows. This alignment gives us visibility into market needs, accelerates conversions and connects us directly to decision-makers and influencers who shape demand. It’s an advantage that we believe positions us to fuel growth and drive stronger sales performance across channels.

•	Improved Outcomes Through Return on Air

Return on Air turns engineering differentiation into customer outcomes that drive uptime, productivity and lifetime economics. In mission-critical digital infrastructure, Nortek Data Center Cooling strives to deliver 99% on-time and on-quality. Consistent delivery protects customers in high-stakes environments from commissioning delay exposure, which we estimate is up to $1.5 million per day for a 100 megawatt site. In an operating room where patient safety is paramount, Nortek Air Solutions reliably delivers clean, healthy air. With its redundant system design, leak-rates are up to 80% lower than traditional HVAC systems.

We believe these tangible advantages deepen loyalty, strengthen specification preference and reinforce Madison Air as a leader in engineered air systems where performance drives business results.

2. Leadership in Growth Markets

Our focus on high-growth, performance-driven markets is a second key differentiator. From data centers to homes, cleanrooms to classrooms, Madison Air continues to embed itself where air quality is important and demand is accelerating. These aren’t traditional HVAC markets – they’re high-stakes spaces where better air drives better outcomes.

•	Established Brands in Growth Markets

Madison Air brings together powerhouse brands – Big Ass Fans, Nortek, Addison, Reznor, AprilAire and Broan-NuTone – that are recognized for superior performance. Our brands hold strong positions, with several setting specification standards, to deliver in high performance environments. Recognized for innovation and trusted for reliability, they serve both Commercial and Residential markets.

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We believe Madison Air plays a leading role in precision air management, putting us at the center of fast-growing segments where air quality, energy efficiency and environmental control are critical to success. Brand strength builds loyalty and positions us well to attack the vast whitespace opportunity across our brands. Customers choose Madison Air for proven performance and differentiated solutions, not lowest cost. With deep customer relationships and several category-defining products, we believe our portfolio provides a durable edge in markets that demand more and are growing fast.

•	Strategic North American Presence

A broad North American footprint, deep channel partnerships and local engineering expertise enable speed, precision and close customer alignment. We believe this local agility at enterprise scale is a structural advantage in dynamic markets where reliability, responsiveness and technical excellence are critical.

•	Resilient Growth: Replacement, Upgrade and Growing Services and Aftermarket Business

With roughly 60% of demand tied to replacement, upgrade and aftermarket activity as of December 31, 2024, we benefit from a durable revenue stream less sensitive to new construction cycles and economic fluctuations. Our growing installed base unlocks recurring revenue through aftermarket services and parts, reflecting our focus on lifecycle value and customer retention.

•	Specialized End Markets That Value Return on Air

We serve technically demanding sectors – semiconductor manufacturing, high-density data centers, healthcare and life sciences, logistics, education and advanced manufacturing – where air quality impacts uptime, yields, safety and productivity. In Residential markets, our mandate is to create Healthy Air Systems to help professionals reduce installation time and callbacks while enhancing health, comfort, home preservation and energy efficiency for homeowners.

Across these specialized markets, Madison Air acts as a strategic partner, not just a supplier. Our deep application expertise and highly engineered solutions deliver tangible outcomes, which we believe gives us a distinct edge. It’s how we deliver on our Return on Air value proposition.

Well-established brands, strong channel partnerships and an efficient North American manufacturing footprint help enable rapid, precise delivery of solutions. Scaled procurement and operational expertise create cost advantages that strengthen margins and build lasting structural benefits – which we believe fuels Madison Air’s momentum to attack whitespace, capture market share, outperform competitors and deliver lasting value in growth markets.

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3. Powered by a Unique Value Creation Model

Madison Air is built on a clear, disciplined operating philosophy that runs through the fabric of the company – from how we set priorities, to how we organize our teams and allocate capital. We combine entrepreneurial agility with strategic discipline, which we believe enables our businesses to stay close to customers, focus on what matters most and consistently execute through changing environments and market opportunities. This model has allowed us to scale efficiently, sustain performance through cycles and compound enterprise value over time.

•	Mission and Culture

Our mission is simple yet powerful: make the world safer, healthier and more productive through the power of better air. This purpose shapes how we build, grow and operate—whether protecting critical infrastructure, enabling safe hospital operations, supporting learning environments, or keeping families healthy at home. It drives a culture of integrity and ownership that attracts and retains top talent, with retention rates exceeding industry averages.

Moreover, our decentralized model empowers leaders to think and act like owners. Enterprise-wide mobility enables talent to move across brands, functions and geographies, sharing best practices and accelerating innovation. This culture of entrepreneurship and accountability scales with our business and strengthens our platform as we deepen our bench with leaders capable of leading Madison Air for generations to come.

•	80/20 Operating Model

At the core of Madison Air’s execution is an 80/20 operating model. We focus relentlessly on the few priorities that drive outsized impact. Our culture is to cut through complexity, sharpen accountability and redeploy resources toward the highest return opportunities. We have assembled recognizable name brands that collectively represent sustained performance gains reflected in our current portfolio of brands’ net sales growing at a management estimated 7.7% compound annual growth rate (“CAGR”) from January 1, 2020 to October 31, 2025. Our management team has also leveraged our 80/20 operating model to successfully increase Adjusted EBITDA at a management estimated 11.8% CAGR from January 1, 2020 to October 31, 2025, and our management estimates that we have expanded Adjusted EBITDA Margin by more than 400 basis points over the same period.

We believe discipline strengthens margin sustainability by concentrating sales, marketing, engineering and operational resources on the products, markets and customers that deliver the highest margins. By eliminating complexity and shifting our revenue mix toward higher-margin opportunities, we strive to accelerate growth, enhance cost competitiveness and expand our installed base – unlocking more recurring revenue. As scale builds, we believe these benefits will support a durable margin engine that drives long-term profitability.

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•	Owner’s Mindset

Madison Air empowers leaders to think and act like owners, placing decision-making closest to the point of impact: in the hands of our teammates who are speaking with our customers, developing our products and leading our front-line teams. This approach drives speed, accountability and agility across the organization. Supported by clear metrics, shared values and our delegation of authority framework, our teams stay focused on what drives performance and long-term value. Our decentralized structure keeps businesses deeply connected to customers, enabling rapid problem solving and application of specific expertise. We remain lean at the center with approximately 0.5% of total headcount, focused on strategic direction, capital allocation and enterprise and compliance talent. We have the advantages of a large organization, with the ability to share technologies, source strategically and cross-pollinate best practices, while preserving the entrepreneurial energy that fuels innovation.

•	Sustainable Growth

Madison Air has driven sustainable growth through a balanced approach that combines organic growth and market expansion with strategic M&A. We invest in innovation, channel development and operational excellence to accelerate organic growth in high-performance markets, while selectively acquiring businesses that strengthen our portfolio and extend leadership in strategic categories.

Our capital allocation discipline is a cornerstone of this model. With capital expenditures targeted at 2% or less of net sales and a cash conversion target above 100%, we strive to maintain a strong balance sheet while funding both organic growth initiatives and strategic M&A. We believe our discipline and the strength of our balance sheet allow us to scale faster in markets where we have a clear advantage, without compromising long-term financial health.

Madison Air is differentiated by Return on Air, is among the leaders in growth markets where air drives performance and is powered by a disciplined and unique value creation model built to scale. We believe these strengths – how we create value, where we compete and how we perform – make our company a durable and scalable business built for long-term success. With this foundation in place, we’re executing a focused set of growth strategies designed to expand our reach, deepen our impact and compound enterprise value over time.

Our Growth Strategy

Madison Air’s growth strategy is focused, disciplined and rooted in our core strengths. We plan to continue to build from a foundation of leadership in high-performance markets – by winning new customers, penetrating the share of wallet for our current customers, advancing targeted innovation and entering adjacent segments where demand is accelerating. Strategic M&A will continue to serve as an additional catalyst, which we seek to apply with precision to create meaningful value and strengthen our competitive position.

Our strategy is backed by deliberate and disciplined investment in growth capabilities. We invest in our sales and R&D capabilities to deepen customer engagement and broaden market reach, with the goal of accelerating innovation, driving organic growth and delivering next-generation solutions. We’ve committed over $200 million in capital since 2021 toward high-potential growth opportunities and upgraded manufacturing equipment to enhance safety, quality and employee engagement.

A key enabler of growth is our highly flexible, decentralized manufacturing footprint. With over five million square feet of manufacturing and distribution capabilities across 33 manufacturing facilities in North America, two facilities in Europe and two facilities in APAC, we believe we have the capacity to support significant growth without outsized investment. We believe this is a structural advantage that allows us to reposition production rapidly, align resources to the highest-value opportunities and scale with speed.

We believe that our consistent execution and the success of our growth strategies is demonstrated by the durable, compounding growth of our current portfolio of brands. We estimate that our current portfolio of

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brands’ collective net sales have grown at a CAGR of 4.6% on average from 2007 to 2020 and 7.7% on average from January 1, 2020 to October 31, 2025, respectively, outpacing the U.S. GDP growth rate in 15 of the last 17 years on a historical basis.

Fortify and Grow the Core

With our estimated 8% share of an estimated $40 billion North American addressable market (based on combined net sales of $3.1 billion for Madison Air and AprilAire for the year ended December 31, 2024, calculated as if AprilAire had been owned for the entire period), we estimate that Madison Air has nearly $37 billion of runway for growth in existing markets. We intend to continue to invest in fortifying our foundation for durable, profitable growth by strengthening capabilities that expand our competitive advantage and unlock organic share gains. Our efforts to grow our core business are focused on the following objectives:

•	Expand Market Share and Win New Customers

Having unlocked organic growth through a focus on high-value segments like data centers, cleanroom manufacturing, life sciences and clean energy, we are committed to sustaining this momentum by deepening investments across direct, representative and other channel sales. This includes expanding our direct sales force, adding regional sales managers in key geographies and strengthening relationships with manufacturers’ sales representatives to capture share where demand is accelerating.

To win new customers and drive share gains, we launched the Madison Air Sales Academy in 2022 to deliver advanced sales and leadership training. We also redesigned incentive plans to reward profitable growth. At the same time, we are scaling marketing capabilities, building retail channel-focused teams and deploying generative AI-based channel enablement tools which we believe will increase visibility and stimulate demand. Together, we believe these initiatives form a high-performance commercial engine equipped with the talent, tools and motivation to grow share with existing customers and capture new opportunities.

New Market Entry Since 2021

Estimated Market Growth
CAGR

18.4%[1]
11.8%[2]
9.2%[3]
6-8%[4]
5%+[5]

	Data Centers	Residential Balanced Ventilation	Semiconductor Chip Fabrication	Life Sciences	Low Humidity Manufacturing
Estimated Market Growth CAGR	18.4%[1]	11.8%[2]	9.2%[3]	6-8%[4]	5%+[5]
TAM[6]	+$8B	+$0.5B	+$1.5B	+$0.5B	+$0.5B

[3] According to Silicon Seminconductor, *HVAC for semiconductor back-end market to surpass $4.7 billion by 2044*, November 2025.

[6] Based on management estimates.

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•	Leveraging AI and Advanced Digital Platforms for Growth

Madison Air is investing in AI and advanced digital platforms to transform customer experiences and make our solutions easier to design, sell and purchase. Key initiatives include ERP upgrades in several businesses and major enhancements to Nortek Air Solutions Design Assist (“NASDA”). NASDA is powerful design and modeling software that uses machine learning to help engineers optimize air handler design for efficiency, acoustics and stringent performance standards. We believe its collaborative interface allows our team to work closely with customers to configure solutions tailored to specific building requirements, which we believe will reduce operating costs and improve lifecycle performance.

Beyond design, we believe predictive AI capabilities, including NASDA and Broan-NuTone’s smart sales planning algorithm will help enable us to anticipate subtle shifts in demand, capture new customers and deepen relationships with existing ones to drive speed, efficiency and growth.

•	Invest in Innovation

We believe Madison Air’s innovation pipeline strengthens our competitive advantage and reinforces our market position in high-performance air solutions. We have expanded product development capabilities across Commercial and Residential markets and introduced differentiated solutions for the most demanding applications – addressing rising thermal loads in data centers, delivering advanced heating and cooling solutions for logistics providers and creating air movement solutions specifically for new construction projects. We are also launching next-generation products that are designed to align with the industry’s accelerating shift to electrification.

In Residential markets, we are investing to deliver technologies across purification, ventilation, humidification, dehumidification and sensors and digital controls – advancing our market position in several Healthy Air categories. Robust new product roadmaps are in place and actively executed, helping to ensure Madison Air continues to be a standard-setter for innovation and tangible Return on Air.

•	Expand Aftermarket and Service Capabilities

We believe Madison Air is in the early stages of unlocking significant value from our installed base. We believe these opportunities represent a structural source of recurring, predictable and compounding revenue—enhancing both earnings stability and lifetime customer value. Across both Commercial and Residential markets, our solutions are deeply embedded in environments where performance and reliability are key. We believe this drives consistent demand for aftermarket services and parts. Approximately 50% of our aftermarket component sales are proprietary parts, creating high-margin, recurring revenue streams. Over time, we believe these aftermarket offerings have and should return multiples of the initial equipment sale, making them a powerful engine for long-term growth. As our installed base grows, we expect demand to naturally rise for replacement components, scheduled maintenance, upgrades and system optimization. Our presence in performance-driven markets – data centers, semiconductor fabrication facilities, cleanrooms, advanced manufacturing and residential – is expected to further increase aftermarket intensity and heighten customer reliance on our products throughout the lifecycle.

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Replacement of Patented Consumables

RESILIENT REVENUE PROFILE IN RESIDENTIAL HOUSING

2.5M Air cleaners in AprilAire installed base as of 2024

GENUINE A REPLACEMENT PARTS

Up to **9x**

Revenue opportunity for 15-year lifecycle of a furnace[2]

$70 per media air cleaner[1]

Initial product sale

\+

$600

($40 per filter[1] x 15 years)

Ongoing sale of replacement filters

=

$670

Projected total net sales over air cleaner lifecycle

[1] AprilAire sells media air cleaners, which purify the air, for $70 per unit and replacement filters for $40 per unit, on average, at trade professional pricing.

Strategic Expansion in Underpenetrated Markets

Madison Air strives to accelerate growth by targeting high-value whitespace in markets where performance requirements are rising and our innovative solutions portfolio gives us a clear edge. Our unique value creation model aims to focus resources on the highest return opportunities, deploying dedicated teams and capital with precision while maintaining overall spend efficiency.

A flexible North American-focused manufacturing footprint of over five million square feet enables rapid capacity shifts to capture growth. For example, we recently repositioned production to meet surging data center cooling needs without adding new facilities, which we believe is a significant advantage versus competitors in these fast-paced environments.

•	Capitalize on Significant Whitespace

We are unlocking growth potential in adjacent segments aligned with macro tailwinds like electrification, demand for Healthy Air and rising precision requirements. Examples include:

•

Big Ass Fans, a brand that brings performance and innovation with high-volume, low speed (“HVLS”) industrial fans, a category we estimate has an approximate 4% market penetration based on Big Ass Fans’ total net sales of $375.1 million for the year ended December 31, 2024, and a management estimated whitespace opportunity of $6.45 billion for the HVLS industrial fan category. We estimate this whitespace opportunity based on the average price of our fans multiplied by our estimate of the total number of fans that can be installed in the United States, using an estimate of the total ‘fanable’ floor space based on data from published private and governmental studies and management estimates.

•

Residential indoor air quality, where only 8% of U.S. homes have indoor air quality devices – and we estimate that those homes mostly have only one – where a Madison Air complete Healthy Air System includes up to five devices to improve indoor air, making it one of the most complete portfolios of Healthy Air Solutions.

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We believe these whitespace segments are underserved, tightly aligned with our core strengths and offer a clear path to scalable growth and category leadership. Beyond these examples, we see opportunity in emerging adjacencies like adding connectivity to our Healthy Air Systems and providing aftermarket services – market opportunities with the potential to be powerful levers for recurring revenue and margin expansion.

•	Expand our TAM

As we continuously work to strengthen our position in “close to the core” adjacent markets, we are also looking ahead – with a goal to identify the next wave of high-growth opportunities. Since 2021, Madison Air estimates that it has tripled its North American TAM by entering specialized markets such as data centers, advanced manufacturing cleanrooms and residential fresh air systems. We estimate that these sectors grow at mid-single to double-digit rates, and we believe these sectors are structurally resilient and well-positioned to create durable vectors for long-term value. By applying the same disciplined approach that has fueled our success, we believe we are well-positioned to extend the strength of our market position into the next wave of air innovation.

Our estimated $28 billion increase in TAM is based on management estimates and independent industry analysis and publications, and is comprised of: (a) our entry into the data center cooling market, which we estimate at $8 billion based upon estimates from independent industry analysis; (b) a management-estimated $15 billion addressable market for indoor air quality solutions accessed through the AprilAire Acquisition; (c) our entry into the $0.5 billion residential balanced ventilation market (according to Market Data Forecast); (d) our entry into the $1.5 billion semiconductor chip fabrication market (according to Silicon Semiconductor); (e) our entry into the $0.5 billion low humidity manufacturing market (according to Precedence Research and Growth Market Reports); (f) our entry into a $0.5 billion life sciences market (according to Meticulous Research) and (g) a management-estimated $2 billion of growth in existing markets since 2021. For more information, see “Market and Industry Data.”

While we believe our TAM estimates are reasonable, such information is inherently imprecise and we cannot assure you of the accuracy or completeness of our estimates. See “Risk Factors—Risks Related to Our Business—Our estimate of total addressable market is subject to numerous uncertainties. If we have overestimated the size of our total addressable market now or in the future, our future growth rate may be limited.”

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Strategic M&A

Madison Air uses select M&A to accelerate organic growth and strengthen our portfolio. More than 80% of our acquisitions have been sourced outside of auction processes through longstanding relationships, underscoring our reputation as a trusted, long-term partner and acquirer of choice. We target acquisitions that fill critical gaps, enhance technology platforms, expand market reach and unlock synergies, while aligning with our cultural and operational fit. This approach allows acquired companies to retain their domain expertise and benefit from shared capabilities across our enterprise.

Each strategic acquisition aims to open new avenues for innovation and customer value, extending our ability to deliver Return on Air. This disciplined strategy has delivered growth and margin expansion, compounding enterprise value over time.

•	Portfolio Enhancements

We target businesses that bring differentiated technologies, expand our presence in attractive end markets and deepen customer and channel access. Every acquisition is aimed to complement and extend Madison Air’s core capabilities.

•	Platform Synergies

The addition of AprilAire to our Residential segment in May 2025 is a powerful example. This acquisition expands our Healthy Air opportunities by bringing together the power of the AprilAire and Broan-NuTone brands to support our channel partners and customers. We believe this combination positions us to drive scaled growth at attractive margins.

•	M&A Track Record

Since 2017, Madison Air has completed 13 acquisitions, ranging in enterprise values from $10 million tuck-ins to our transformational transaction with Nortek in 2021, which exceeded $3 billion. We also recently completed the AprilAire Acquisition for approximately $2.6 billion. This breadth demonstrates our ability to recognize the right opportunities, achieve ambitious synergy targets and deliver the value that defines Madison Air’s success. Just as importantly, we know when to pivot to divest misaligned businesses to keep our portfolio strong. As an example, we divested NGH, a residential HVAC business, in 2024 as we believed it focused on the more commoditized markets within residential HVAC, which did not fit with our Return on Air value proposition to customers and channel partners.

•	Disciplined Execution

We aim to guide every acquisition by using rigorous strategic and financial criteria. Our disciplined integration approach is designed to ensure that M&A activity consistently compounds enterprise value, as evidenced by our management estimated 1,900 basis point expansion of Nortek Air Solutions’ Adjusted EBITDA Margin from 2021 to 2024, which we believe demonstrates our ability to drive performance and unlock value.

Madison Air’s growth strategy centers on a disciplined plan to strengthen our core business, expand into adjacent markets and selectively enter high-growth niches through organic initiatives and strategic M&A. With our estimated 8% share of an estimated $40 billion North American addressable market (based on combined net sales of $3.1 billion for Madison Air and AprilAire for the year ended December 31, 2024, calculated as if AprilAire had been owned for the entire period), we believe Madison Air has meaningful, substantial and impressive room for organic growth. We believe our growth will be fueled by portfolio alignment with attractive end markets, expanded sales capabilities, innovation that delivers Return on Air and untapped potential across both Commercial and Residential segments, positioning us well to attack the vast whitespace opportunity across our brands.

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The Power of Madison Air

•	Mission

Our mission is simple yet powerful: make the world safer, healthier and more productive through the power of better air. This purpose shapes how we build, grow and operate—whether protecting critical infrastructure, enabling safe hospital operations, supporting learning environments, or keeping families healthy at home. It drives a culture of integrity and ownership that attracts and retains top talent, with retention rates exceeding industry averages.

•	Science of Healthy Air

The science of Healthy Air is proven and growing. Principles of air quality, humidity and thermal management apply across a variety of environments, from hyperscaler data centers to residential homes. We believe this shared foundation connects our Commercial and Residential businesses, helping to enable cross-portfolio innovation, application expertise sharing and engineering breakthroughs that amplify impact across our different end-markets. Every solution we deliver is engineered to improve health, protect assets, drive performance or provide other demonstrable benefits.

We believe our position among the leaders is reinforced by our IP portfolio, design-first engineering and scale advantages. Together, we believe these assets and advantages advance the science of Healthy Air and create the potential for a durable competitive advantage, positioning Madison Air to compete in the next wave of air innovation.

•	80/20: A Performance Model

Since our founding, the 80/20 operating model has been ingrained in Madison Air’s culture and strategy. We focus relentlessly on the critical priorities that drive the greatest impact. This 80/20 operating model eliminates complexity, accelerates decision-making and aims to unlock profitable growth across the enterprise.

•	Talent and Culture Mobility

Our decentralized model empowers leaders to think and act like owners. Enterprise-wide mobility enables talent to move across brands, functions and geographies, sharing best practices and accelerating innovation. This culture of entrepreneurship and accountability scales with our business and strengthens our platform as we deepen our bench with leaders capable of leading Madison Air for generations to come.

•	Capital Allocation

Capital allocation is our most important centralized capability, ensuring that our time, talent and treasury flow to the highest return priorities. We believe balanced and disciplined capital allocation with a focus on areas where we see the greatest return works to secure our position in our markets and deliver the Return on Air value proposition.

While our business model is highly decentralized, we centralize select services that have the potential to create significant value. Procurement is one example. We centralize procurement to leverage our scale, allowing us to secure certain materials at lower cost, helping to drive competitive advantage. We also aim to maintain a diversified and resilient supply chain to further minimize risk and manage pricing volatility.

We believe this disciplined approach protects and provides the opportunity to continue to enhance margins, ensures stability, powers growth and positions Madison Air to be a leader in the markets we serve.

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Summary of Risk Factors

There are a number of risks related to our business, this offering and our Class A common stock that you should consider before you decide to participate in this offering. You should carefully consider all the information presented in the section entitled “Risk Factors” in this prospectus. Some of the principal risks related to our business include the following:

•	our growth may be adversely affected if our target markets decline, underperform or are in a cycle;

•

our estimate of total addressable market is subject to numerous uncertainties, and if we have overestimated the size of our total addressable market now or in the future, our future growth rate may be limited;

•

our business depends on key megatrends and exposure to North American home improvement and construction markets. Any slowdown, shift or failure to adapt to these trends, or adverse housing and economic conditions, could reduce demand and financial performance;

•	our industry is highly competitive, and if we do not compete successfully, our business, financial condition and results of operations could be adversely affected;

•	it may be difficult for us to implement our 80/20 operating model and other strategies for improving organic growth;

•	an inability to demonstrate or communicate the benefits of our Return on Air value proposition could damage our reputation and competitiveness;

•	the loss of key customers could negatively impact our results of operations and financial condition;

•	if we are unsuccessful in developing and commercializing new versions of products and new features and accessories, our business could be adversely impacted;

•	our efforts to expand into adjacent markets may not succeed, which could adversely affect our business, financial condition, results of operations and growth prospects;

•	supplier shortages, rising raw material costs or disruption of our distribution network could impair our ability to meet customer demand and operate effectively;

•	our decentralized organizational structure presents certain risks, including inconsistent practices and controls;

•	failure to execute, integrate or realize benefits from acquisitions, dispositions or joint ventures, could hinder our growth and expose us to unexpected liabilities;

•	an impairment of goodwill could have a material adverse effect on our results of operations;

•	disruption of our operations in our manufacturing facilities, wholesale locations or key customer operations could have an adverse effect on our financial condition and results of operations;

•

inability to protect or defend our intellectual property, including trade secrets or proprietary know-how, or our infringement, misappropriation or other violation of others’ intellectual property, could harm our business, reputation, competitiveness and profitability;

•

operational disruptions at manufacturing, wholesale, or key customer locations, as well as labor shortages, disruptions or challenges in attracting and retaining qualified personnel, could negatively impact our business and financial results;

•

geopolitical conflicts, cybersecurity attacks, natural disasters, climate change, weather and seasonality may disrupt, and have previously disrupted, operations, impact demand or adversely affect our business and financial performance;

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•	compliance with varying domestic and foreign laws, regulations and government contracting requirements may restrict or adversely impact our business;

•

warranty, product liability, recall claims, litigation or other legal proceedings, including alleged intellectual property infringement claims, could harm our business, results of operations and financial condition;

•	our operations and products are subject to environmental, health and safety laws and regulations, and violations have adversely affected and could continue to adversely affect our operating results;

•	changes in government regulations, trade policies and tariffs may materially and adversely affect our sales and results of operations;

•	our Founder controls us, and his interests may conflict with ours or yours in the future; and

•	the other factors set forth in the section entitled “Risk Factors.”

These and other risks are more fully described in the section entitled “Risk Factors” in this prospectus. If any of these risks actually occurs, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. As a result, you could lose all or part of your investment in our Class A common stock.

Our Founder

We have a valuable relationship with our Founder, Larry Gies, who beneficially owns and controls the shares held by (i) Holdings, (ii) Investors LLC and (iii) Co-Investors LLC, which we refer to collectively herein as the “Parent Entities.” Investors LLC and Co-Investors LLC are newly formed entities who will receive shares as part of the spin-off from Madison Industries as part of the Organizational Transactions.

Larry Gies founded the predecessor to Madison Industries, a global industrial company, in 1994. Madison builds entrepreneurially driven, branded market leaders that are committed to making the world safer, healthier and more productive by creating innovative solutions that deliver outstanding customer value. The team at Madison is committed to building something truly remarkable that long outlasts them while coaching others to reach their highest potential. Its business participates in various industries, including the filtration, medical, safety, industrial technologies and indoor air quality markets.

In connection with this offering, we will enter into (i) a stockholders’ agreement (the “Stockholders’ Agreement”) with the Parent Entities that will provide the Parent Entities certain consent rights over actions to be taken by us and the right to designate nominees to our board of directors (the “Board”), subject to certain conditions, and (ii) a registration rights agreement (the “Registration Rights Agreement”) with the Parent Entities. As discussed further below under “—Organizational Transactions,” the Parent Entities will own approximately  % of the voting power of our outstanding common stock (or  % of the voting power of our outstanding common stock if the underwriters’ option to purchase additional shares is exercised in full) after this offering, and we will be a “controlled company” within the meaning of the rules of     .

The Stockholders’ Agreement will provide the Parent Entities the right to designate (i) all of the nominees for election to our Board for so long as the Parent Entities control, in the aggregate, 50% or more of the total number of shares of our common stock beneficially owned by the Parent Entities upon completion of this offering, as adjusted for any reorganization, recapitalization, stock dividend, stock split, reverse stock split or similar changes in our capitalization (the “Original Amount”); (ii) a number of director nominees (rounded up to the nearest whole number) equal to 50% of the total directors for so long as the Parent Entities control, in the aggregate, more than 40%, but less than 50% of the Original Amount; (iii) a number of director nominees

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(rounded up to the nearest whole number) equal to 40% of the total directors for so long as the Parent Entities control, in the aggregate, more than 30%, but less than 40% of the Original Amount; (iv) a number of director nominees (rounded up to the nearest whole number) equal to 30% of the total directors for so long as the Parent Entities control, in the aggregate, more than 20%, but less than 30% of the Original Amount; (v) a number of director nominees (rounded to the nearest whole number) equal to 20% of the total directors for so long as the Parent Entities control, in the aggregate, more than 10%, but less than 20% of the Original Amount; and (iv) a number of director nominees (rounded up to the nearest whole number) equal to 10% of the total directors for so long as the Parent Entities control, in the aggregate, more than 5% but less than 10% of the Original Amount, which could result in representation on our Board that is disproportionate to the Parent Entities’ beneficial ownership. Upon the death or disability of Larry Gies, the Parent Entities will no longer hold the nomination rights specified in (i) through (vi). In each case, the Parent Entities’ nominees must comply with applicable law and stock exchange rules. See the section entitled “Certain Relationships and Related Party Transactions—Related Party Transactions—Stockholders’ Agreement” for more details with respect to the Stockholders’ Agreement.

The Registration Rights Agreement will provide the Parent Entities with the right to request that we register its shares of capital stock on a registration statement for resale in the future. Additionally, the Parent Entities will be entitled to participate in certain of our registered offerings, subject to certain restrictions. We will pay expenses in connection with the exercise of these rights. See the section entitled “Certain Relationships and Related Party Transactions—Related Party Transactions—Registration Rights Agreement” for more details with respect to the Registration Rights Agreement.

Following the closing of this offering, the holders of approximately    shares of Class A common stock and    shares of Class B common stock, or their transferees, have the right to require us to register the offer and sale of their shares, which we refer to as registration rights.

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Organizational Transactions

In connection with this offering, we will complete a series of Organizational Transactions whereby Holdings, Investors LLC, and Co-Investors LLC will become holders of shares of Class B common stock of Madison Air Solutions Corporation. The distribution of the Class B common stock of Madison Air Solutions Corporation in the Organizational Transactions is intended to qualify as a transaction that is tax-free under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”). Holdings, Investors LLC, and Co-Investors LLC, each of which are controlled by our Founder, will receive     ,      and      shares of our Class B common stock, respectively, in connection with the Organizational Transactions. Except as disclosed in this prospectus, the consolidated financial statements and other financial information included elsewhere in this registration statement are those of MIAQ Solutions and its consolidated subsidiaries and do not give effect to the Organizational Transactions.

Immediately following the consummation of this offering, the Parent Entities will collectively hold all outstanding shares of Class B common stock. Accordingly, our Founder will control 100% of the voting power over our outstanding Class B common stock, representing      % of the voting power of our outstanding capital stock (or      % of the voting power of our outstanding capital stock if the underwriters’ option to purchase additional shares is exercised in full). Additionally, participants in the Madison IAS Equity Appreciation Plan (the “EAR Plan”) will receive      shares of our Class A common stock directly, representing approximately     % of the voting power of our outstanding capital stock (or      % of the voting power of our outstanding capital stock if the underwriters’ option to purchase additional shares is exercised in full). See the section entitled “Organizational Transactions” for more details.

General Corporate Information

Our principal executive offices are located at 444 West Lake Street, Suite 4460, Chicago, Illinois 60606. Our telephone number is (312) 262-6374. Our website address is www.madisonair.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our Class A common stock.

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THE OFFERING

Class A common stock offered	shares.

Option to purchase additional shares of Class A common stock	shares.

Class A common stock to be outstanding immediately after this offering	shares (or shares if the underwriters’ option to purchase additional shares is exercised in full).

Class B common stock to be outstanding immediately after this offering	shares. Immediately after this offering, the Parent Entities will own 100% of the outstanding shares of our Class B common stock.

Voting	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.

Each share of our Class B common stock entitles its holder to 10 votes on all matters to be voted on by stockholders generally. Each share of Class B common stock may be converted into one share of Class A common stock at the option of the Class B stockholder. In addition, each share of Class B common stock held by the Parent Entities will automatically convert into one share of Class A common stock upon (1) sale or transfer, subject to limited exceptions, such as certain transfers effected for tax or estate planning purposes, (2) 12 months following the death or disability of Mr. Gies (which may be extended to 18 months by action of the independent members of the Board) and (3) the first trading day on or after the date on which the outstanding shares of Class B common stock held by the Parent Entities represent less than % of the then-outstanding shares of Class A common stock and Class B common stock. As a result of the Parent Entities owning the majority of the Class B common stock, the Parent Entities, and ultimately our Founder, will have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of the Company or its assets. See the section entitled “Description of Capital Stock.”

Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or our certificate of incorporation.

Upon completion of this offering and assuming an offering size as set forth on the cover page of this prospectus, we will be controlled by

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the Parent Entities, which will control approximately     % of the voting power of our outstanding common stock (or approximately     % if the underwriters’ option to purchase additional shares is exercised in full) on account of their ownership of Class B common stock. Additionally, the Parent Entities may, pursuant to the Stockholders’ Agreement, nominate all of the directors of the Company. See the section entitled “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”

Voting power held by holders of Class A common stock	% (or % if the underwriters’ option to purchase additional shares is exercised in full, and 100% of all outstanding Class B common stock were exchanged for newly issued shares of Class A common stock on a one-for-one basis).

Voting power held by holders of Class B common stock	% (or % if the underwriters’ option to purchase additional shares is exercised in full, and 0% of all outstanding Class B common stock were exchanged for newly issued shares of Class A common stock on a one-for-one basis).

Use of proceeds	We estimate, based upon an assumed initial offering price of $ per share (which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), that our net proceeds from this offering will be approximately $ million (or approximately $ million if the underwriters’ option to purchase additional shares is exercised in full) after deducting the underwriting discount and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock and enable access to the public equity markets for us and our stockholders. We expect to use approximately $ million of the net proceeds of this offering (or $ million of the net proceeds of this offering if the underwriters’ option to purchase additional shares is exercised in full) to partially repay outstanding borrowings under our Credit Agreement and the remainder of such net proceeds will be used for general corporate purposes. At this time, other than repayment of indebtedness under our Credit Agreement, we have not specifically identified a large single use for which we intend to use the net proceeds and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us. See the section entitled “Use of Proceeds.”

Controlled company	After this offering, the Parent Entities will own approximately % of the voting power of our outstanding common stock (or % of the voting power of our outstanding common stock if the underwriters’

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option to purchase additional shares is exercised in full) on account of its ownership of 100% of the outstanding shares of our Class B common stock. As a result, we will be a controlled company within the meaning of the corporate governance standards of    . See the section entitled “Management—Corporate Governance—Controlled Company Status.”

Risk factors	Investing in our Class A common stock involves a high degree of risk. See the section entitled “Risk Factors” elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

Proposed trading symbol	“ ”

The number of shares of Class A common stock to be outstanding following this offering is based on      shares of Class A common stock outstanding as of December 31, 2025. Unless otherwise indicated, all information in this prospectus:

•	assumes an initial public offering price of $ per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus;

•

assumes the filing of our amended and restated certificate of incorporation (our “certificate of incorporation”) and the adoption of our amended and restated bylaws (our “bylaws”), each in connection with the closing of this offering;

•	assumes no exercise by the underwriters of their option to purchase up to additional shares of Class A common stock;

•	assumes the issuance of shares of Class A common stock upon exchange of outstanding vested equity appreciation awards held by participants in our EAR Plan;

•	excludes shares of Class A common stock that may be issued upon the vesting of outstanding unvested equity appreciation awards which had an estimated value of $ million as of December 31, 2025;

•

excludes     shares of Class A common stock reserved for future issuance under the Madison Air Solutions Corporation 2026 Omnibus Incentive Plan (the “2026 Plan”), which will be adopted prior to or in connection with this offering; and

•	excludes shares of Class A common stock reserved for future issuance upon the exchange of shares of Class B common stock on a one-for-one basis.

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SUMMARY CONSOLIDATED AND UNAUDITED PRO FORMA

COMBINED FINANCIAL INFORMATION

The following tables summarize our actual historical consolidated financial and other information and certain Pro Forma combined financial information. We derived the summary consolidated statements of operations data for the years ended December 31, 2024 and 2023 and summary consolidated balance sheet data as of December 31, 2024 from our audited consolidated financial statements included elsewhere in this prospectus.

The summary unaudited Pro Forma combined financial information presented below has been derived from the application of Pro Forma adjustments to our historical consolidated financial statements included elsewhere in this prospectus. With respect to the Pro Forma year ended December 31, 2025, this Pro Forma combined statement of operations gives effect to the AprilAire Acquisition and the consummation of this offering, along with the application of the net proceeds therefrom, as if these transactions had occurred on January 1, 2025. See the section entitled “Unaudited Pro Forma Combined Financial Information” for a complete description of the adjustments and assumptions underlying the unaudited Pro Forma combined financial information included in this prospectus.

Our historical results are not necessarily comparable or indicative of the results that may be expected in the future. The following summary consolidated financial data and other data should be read in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Combined Financial Information” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Actual			Pro Forma (Unaudited)(1)	Pro Forma Adjusted (Unaudited)(2)
(in millions, except share, per share and margin)	Year Ended December 31,			Year Ended December 31, 2025	Year Ended December 31, 2025
	2025	2024	2023
Consolidated Statement of Operations:
Net sales	$	$2,624.7	$2,556.2	$	$

Cost of goods sold		1,647.5	1,648.1

Gross Profit	$	$977.2	$908.1	$	$

Operating expenses:
Selling, general and administrative expenses		388.6	390.7
Restructuring expenses		10.7	17.1
Other operating expenses		102.1	98.6

Operating Income	$	$475.8	$401.7	$	$

Interest and financing expenses		295.2	314.5
Other (income) expense		(8.6)	(1.0)

Income (loss) from continuing operations before income taxes		189.2	88.2

Income tax expense (benefit)		35.6	38.1

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	Actual			Pro Forma (Unaudited)(1)	Pro Forma Adjusted (Unaudited)(2)
(in millions, except share, per share and margin)	Year Ended December 31,			Year Ended December 31, 2025	Year Ended December 31, 2025
	2025	2024	2023
Income (loss) from continuing operations		153.6	50.1

Income (loss) from discontinued operations, net of taxes		82.6	26.4

Net income (loss)	$	$236.2	$76.5	$	$

Net income (loss) attributable to noncontrolling interests	$	$61.0	$18.3	$	$

Net income (loss) attributable to Madison Air	$	$175.2	$58.2	$	$

Net income (loss) margin from continuing operations		5.9%	2.0%	$	$
Net income (loss) margin		9.0%	3.0%
Net sales growth rate		2.7%
Per Share Data:
Net earnings per share, basic and diluted	$	$92,622	$31,864	$	$
Weighted average shares used in computing net earnings (per share, basic and diluted)		1,000	1,000
Pro Forma Per Share Data (unaudited):
Net earnings per share, basic and diluted(3)	$	$92,622	$31,864	$	$
Weighted average common shares used in computing net earnings per share, basic and diluted(3)		1,000	1,000
Consolidated Statement of Cash Flow Data:
Net cash flows provided by operating activities—continuing operations	$	$220.4	$237.5	$	$
Net cash flows used in investing activities—continuing operations		(82.4)	(32.0)
Net cash flows used in financing activities—continuing operations		(1,044.4)	(40.0)
Operating cash flow conversion—continuing operations		143.5%	474.1%
Non-GAAP and Other Financial Data:
Adjusted Net Income(4)		266.7	169.2
Adjusted EBITDA(5)		674.2	603.8
Adjusted EBITDA Margin(6)%		25.7%	23.6%
Organic Revenue Growth Rate(7)%		2.9%
Free Cash Flow(8)		198.7	220.3
Free Cash Flow Conversion(9)%		129.4%	439.7%
Backlog(10)		968.2	705.5
Orders(11)		2,879.5	2,450.5

(1)

Financial information presented on a Pro Forma basis solely to give effect to the AprilAire Acquisition as if such transaction had occurred on January 1, 2025. These measures do not give effect to the offering-related adjustments presented in accordance with Article 11 under Regulation S-X and described in detail in the

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section entitled “Unaudited Pro Forma Combined Financial Information.” See the unaudited pro forma combined statements of operations in the section entitled “Unaudited Pro Forma Combined Financial Information” for a description of the adjustments and assumptions underlying the Pro Forma financial information.
(2)

Financial information presented on a Pro Forma Adjusted basis gives effect to (i) the AprilAire Acquisition as if such transaction had occurred on January 1, 2025 and (ii) this offering, the use of proceeds from this offering, and all other items required to be presented in accordance with Article 11 under Regulation S-X. See the unaudited pro forma combined statements of operations in the section entitled “Unaudited Pro Forma Combined Financial Information” for a description of the adjustments and assumptions underlying the Pro Forma Adjusted financial information.

(3)

Pro Forma basic and diluted earnings (loss) per share is computed by dividing the pro forma net income available to holders of Class A common stock by the pro forma weighted-average shares of Class A common stock outstanding during the period. Pro Forma diluted earnings per share is computed by adjusting the pro forma net income available to Class A common shareholders and the pro forma weighted-average shares of Class A common stock outstanding to give effect to potentially dilutive securities. The computation of Pro Forma diluted earnings per share does not assume conversion, exercise or contingent issuance of securities that would have an antidilutive effect on earnings (loss) per share.

Pro Forma Adjusted basic and diluted earnings (loss) per share is computed by dividing the Pro Forma Adjusted Net Income (Loss) available to Class A common stockholders by the Pro Forma Adjusted weighted-average shares of Class A common stock outstanding during the period, which is computed by adding to the actual weighted average number of shares outstanding during 2025,    Class A common shares, which is the minimum number of such shares offered hereby the net proceeds of which are necessary to repay debt as described in “Use of Proceeds.” Pro Forma Adjusted diluted earnings (Loss) per share gives effect to potentially dilutive securities. The computation of Pro Forma Adjusted diluted earnings per share does not give effect to conversion, exercise or issuance of securities that would have an antidilutive effect on earnings (Loss) per share. Pro Forma Adjusted Net (Loss) Income gives effect to the application of $    million of the net proceeds from this offering to partially repay a portion of our existing indebtedness as if the offering and such repayment had occurred on January 1, 2025, as set forth in the section entitled “Use of Proceeds.” This Pro Forma Adjusted per share information is presented for informational purposes only and does not purport to represent what net income or net income per share would have been if the offering had occurred on such assumed dates or to project our new net income or net income per share for any future period.

See the section entitled “Unaudited Pro Forma Combined Financial Information” for a fulsome discussion of all of the adjustments.

(4)

Adjusted Net Income (Loss) is a non-GAAP financial measure. We define Adjusted Net Income (Loss) as net income (loss) as adjusted for certain items that impact comparability from period to period. These adjustments include net (income) loss from discontinued operations, amortization expense, acquisition and divestiture expenses, restructuring expenses, equity appreciation rights expense, non-operating expenses (income), allocated corporate costs, non-recurring professional and consulting expenses, gain on insurance proceeds, gain on legal settlement and the tax effect of net income (loss) adjustments. For a reconciliation of Adjusted Net Income (Loss) to net income (loss) presented on an actual basis for the historical periods presented, the most directly comparable financial measure calculated and presented in accordance with GAAP, and Adjusted Net Income (Loss) to net income (loss) presented on a Pro Forma and Pro Forma Adjusted basis, respectively, calculated and presented in accordance with Article 11 under Regulation S-X, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

(5)

Adjusted EBITDA is a non-GAAP financial measure. We define Adjusted EBITDA as net income (loss) as adjusted for net (income) loss from discontinued operations, interest and financing expenses, income tax expense (benefit), depreciation and amortization, acquisition and divestiture expenses, restructuring

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expenses, equity appreciation rights expense, non-operating expenses (income), allocated corporate costs, non-recurring professional and consulting expenses, gain on insurance proceeds, and gain on legal settlement. For a reconciliation of Adjusted EBITDA to net income (loss) on an actual basis for the historical periods presented, the most directly comparable financial measure calculated and presented in accordance with GAAP, and for a reconciliation of the Pro Forma and Pro Forma Adjusted versions of Adjusted Net Income (Loss) to the corresponding Pro Forma and Pro Forma Adjusted net income (loss) figures prepared in accordance with Article 11 under Regulation S-X, respectively, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”
(6)

Adjusted EBITDA Margin is a non-GAAP financial measure. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by net sales for the same period. For a reconciliation of Adjusted EBITDA Margin to net income (loss) margin presented on an actual basis for the historical periods presented, the most directly comparable financial measure calculated and presented in accordance with GAAP, and Adjusted EBITDA Margin to net income (loss) margin presented on a Pro Forma and Pro Forma Adjusted basis, respectively, calculated and presented in accordance with Article 11 under Regulation S-X see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

(7)

Organic revenue growth rate is a non-GAAP financial measure. We define organic revenue growth rate as net sales growth rate as adjusted for acquisitions and divestitures and fluctuations in currency exchange rates. For a reconciliation of organic revenue growth rate to net sales growth rate presented on an actual basis for the historical periods presented, the most directly comparable financial measure calculated and presented in accordance with GAAP, and organic revenue growth rate to net sales growth rate presented on a Pro Forma and Pro Forma Adjusted basis, respectively, calculated and presented in accordance with Article 11 under Regulation S-X, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

(8)

Free Cash Flow (“FCF”) is a non-GAAP financial performance measure. We define FCF as net cash flows provided by operating activities—continuing operations less purchases of property, plant and equipment plus proceeds from sale of property, plant and equipment. For a reconciliation of FCF to net cash flows provided by operating activities—continuing operations, the most directly comparable financial measure calculated and presented in accordance with GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

(9)

FCF Conversion is a non-GAAP financial performance measure. We define FCF Conversion as FCF divided by net income (loss) from continuing operations. For a reconciliation of FCF to operating cash flow conversion—continuing operations, the most directly comparable financial measure calculated and presented in accordance with GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

(10)

Backlog is given as of December 31 for the year indicated. Backlog is a key performance indicator used to assist us in evaluating the performance of our business. Backlog represents the total expected future revenue from confirmed customer orders that have been received but not yet shipped or rendered as of a given date. Backlog is applicable to sales of products and systems and services. However, the timing and conversion of backlog is subject to numerous uncertainties and risks and are not necessarily indicative of the amount of revenue to be earned in the upcoming fiscal year. For a breakdown of backlog in the Commercial and Residential segments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators.”

(11)

Orders are a key performance indicator used to assist us in evaluating the performance of our business. Orders represent the dollar value of customer purchase commitments signed over a given period, with confirmed pricing, quantities and delivery terms. Orders provide management with a signal of customer demand for the Company’s products and services, as well as an indication of future revenues and performance. However, the timing and conversion of orders are subject to numerous uncertainties and risks and are not necessarily indicative of the amount of revenue to be earned in the upcoming fiscal year. For a

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breakdown of orders in the Commercial and Residential segments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators.”

, 2025
(in thousands)	Actual	Pro Forma Adjusted (unaudited)(2)
Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	$	$
Working capital(1)
Total assets
Long-term debt (including current portion)
Total liabilities
Stockholders’ equity	$	$

(1)	We define working capital as current assets less current liabilities.
(2)

We define Pro Forma Adjusted as giving effect to (i) the AprilAire Acquisition as if such transaction had occurred on January 1, 2025 and (ii) this offering, the use of proceeds from this offering, and all other items required to be presented in accordance with Article 11 under Regulation S-X. See the section entitled “Unaudited Pro Forma Combined Financial Information” for a description of the adjustments and assumptions underlying the Pro Forma Adjusted financial information.

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RISK FACTORS

This offering and an investment in our Class A common stock involve a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase shares of our Class A common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks actually occur, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. As a result, the trading price of our Class A common stock could decline and you could lose all or part of your investment.

Because of the following factors, as well as other factors affecting our business, financial condition, operating results and prospects, past financial performance should not be considered a reliable indicator of future performance, and investors should not rely on historical trends to anticipate trends or results in the future.

Risks Related to Our Business

Our growth could suffer if the markets into which we sell our products and services decline, do not grow as anticipated or experience cyclicality.

Our business is affected by a number of economic factors, including the level of economic activity in the markets in which we operate. Global economic and political conditions affect each of our primary businesses and the businesses of our customers and suppliers. Recessions, economic downturns, price instability, inflation, slowing economic growth and social and political instability in the industries and/or markets where we compete could negatively affect our revenues and financial performance in future periods, and adversely impact our ability to grow or sustain our business. For example, sales in the commercial and industrial new construction markets correlate to the number of new homes and buildings that are built, which in turn is influenced by cyclical factors such as interest rates, inflation, consumer spending habits, tariffs, employment rates, and other macroeconomic factors over which we have no control. Any significant weakening of the economy, including labor shortages and rise in inflation, may adversely impact our business. In our Residential segment, a decline in economic activity as a result of these cyclical or other factors including the shortage of building materials and/or labor often results in a slow down or decline in new construction and replacement purchases, which often impacts our sales volume and profitability. We are also exposed to the data center cooling market, which has shown substantial volatility due to investments in AI and other technology supported by colocators and hyperscalers. If this trend were to change, it would have an impact on our results of operations and financial condition. For instance, any slowdown or reversal in AI or cloud infrastructure investment in the market, or a shift in technology standards, could lead to a significant and immediate decline in orders for our data center cooling solutions. Additionally, as we increasingly integrate AI tools into our own product design, channel distribution and business operations, we may face legal, regulatory and other risks related to rapid technological change, potential disruption, and the need to continually adapt our offerings to remain competitive. AI technology is complex and rapidly evolving, and if we are unable to innovate quickly enough to keep pace with these rapid technological developments, our business could be harmed. Further, foreign, federal and state laws and policy are subject to change in ways that may adversely affect our business, see “—Risks Related to Litigation and Regulation—Our businesses are subject to varying domestic and foreign laws and regulations that may restrict or adversely impact our ability to conduct our business.”

Our estimate of total addressable market is subject to numerous uncertainties. If we have overestimated the size of our total addressable market now or in the future, our future growth rate may be limited.

Our estimate of our 8% share of a $40 billion total addressable market is based on our separate calculation of TAM for each material business within our Commercial and Residential segments using a variety of methodologies, which are based upon a variety of sources, including information from independent industry

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analyses, publications, interviews with industry participants, public company data, analyst reports, government reports, as well as our own internal estimates and research. After calculating the TAM for each primary business within our Commercial and Residential segments, management then aggregates each business-level TAM estimate to arrive at an aggregate estimated TAM for Madison Air.

We cannot assure you of the accuracy or completeness of our estimates. While we believe our market size estimates and growth rates are reasonable, such information is inherently imprecise. If internally generated data used in our estimates proves to be inaccurate or we make errors in our assumptions or otherwise based on such data, our actual markets may be more limited than our estimates. In addition, these inaccuracies or errors may cause us to misallocate capital and other critical business resources, which could harm our business. Even if our total addressable market meets our size estimates and experiences growth, we may not continue to grow our share of these markets. Our growth is subject to many factors, including the successful implementation of our business strategy, which is subject to many risks and uncertainties. Accordingly, the estimates of our total addressable market included in this prospectus should not be taken as indicative of our ability to grow.

Furthermore, we are pursuing opportunities in markets that are undergoing rapid changes, including technological and regulatory changes, and it is difficult to predict the timing and size of these opportunities. For example, data centers for AI require complex technology and are subject to uncertainties with respect to, among other things, the rate of consumer acceptance and the impact of current or future regulations. Because these data centers depend on technology from many companies, commercialization of some AI technologies could be delayed or impaired on account of certain technological components not being ready to be deployed. Regulatory, safety or reliability developments, many of which are outside of our control, could also cause delays or otherwise impair commercial adoption of these new technologies, which will adversely affect our growth.

Our business and growth prospects rely on the continuation of key megatrends, and any slowdown or shift in these trends, or our failure to adapt to them, could adversely impact our demand, revenues, and financial performance.

Our business strategy and future growth depend on the continuation and strength of several powerful megatrends, including energy resilience, expansion of AI and cloud computing, reshoring of advanced manufacturing, aging of commercial and residential building stocks, and increasing focus on human health. These megatrends are currently fueling demand for our products and solutions across both our Commercial and Residential segments. However, there can be no assurance that these trends will continue at their current pace or that they will not be disrupted or replaced by other market forces.

If these megatrends slow, reverse, or fail to materialize as anticipated, the demand for our products and services could decline, which would adversely affect our revenues, growth prospects, and financial performance. Additionally, our ability to anticipate, adapt to, and capitalize on these megatrends is subject to numerous uncertainties, including technological change, evolving customer preferences, and competitive dynamics, including those arising from the rapid development of generative AI-based solutions that could shift customer expectations or adoption patterns. If we fail to effectively respond to changes in these megatrends or if our strategic initiatives do not align with future market developments, our business, financial condition, results of operations, and prospects could be adversely affected.

Our business has material exposure to home improvement, repair and remodeling activity in North America and new home construction activity levels, all of which are impacted by fluctuations in the housing market. Changes in the general economy, the housing market or other business conditions have in the past adversely affected and could in the future adversely affect our sales, operating results, cash flows and financial condition.

A number of factors impact consumers’ spending on home improvement projects as well as new home construction activity, including:

•	consumer confidence levels;

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•	fluctuations in home prices;

•	interest rates;

•	credit availability;

•	existing home sales;

•	unemployment and underemployment levels;

•	consumer income and debt levels;

•	household formation;

•	availability of home equity loans and mortgages and the interest rates for, and tax deductibility of, such loans;

•	availability of skilled tradespeople for repair and remodeling work;

•	trends in lifestyle and housing design; and

•	weather and natural disasters.

In addition, the fundamentals driving our business are impacted by economic cycles. Adverse changes involving the factors listed above or economic downturns could result in a decline in spending on residential repair and remodeling activity and a decline in demand for new home construction, which could adversely affect our operating results and financial position.

Our industry is highly competitive. If we do not compete successfully, our business, financial condition and results of operations could be adversely affected.

Substantially all of the markets that we serve are highly competitive. We compete worldwide with a number of other manufacturers and distributors that produce and sell similar products. There has been consolidation and new entrants (including non-traditional competitors) within our industries, and there may be future consolidation and new entrants which could result in increased competition and significantly alter the dynamics of the competitive landscape in which we operate. Due to our global footprint, we are competing worldwide with large companies and with smaller, local operators who may have customer, regulatory or economic advantages in the geographies in which they are located. In addition, some of our competitors may employ pricing and other strategies that are not traditional. While we understand our markets and competitive landscape, there is always the risk of disruptive technologies from companies that are not traditionally manufacturers or service providers of our products. As we integrate acquisitions, including the acquisition of AprilAire, into our portfolio of solutions, we may face new competitors in our target markets and experience increased competition from alternative solutions. We must continually innovate new or enhanced products and services to maintain and expand our brand recognition and market position to effectively compete in the markets that we serve. Our failure or inability to effectively address market trends, adapt to changes in customer preferences, and compete in our market may adversely affect demand for our products and services, which may cause a material adverse effect on our financial condition. Our customers continue to seek technological innovation, productivity gains, competitive prices, reliability and availability from us and their other suppliers. As a result of these and other factors, we may not be able to compete effectively, which could adversely impact our business, financial condition and results of operations.

If our 80/20 operating model and other strategies for improving organic growth do not deliver as planned, our results of operations could suffer.

Our growth depends in part on the growth of the markets which we serve. Any decline or lower than expected growth in our served markets could diminish demand for our products and services, which could adversely affect our results of operations and financial condition. To address this issue, we are pursuing a number

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of strategies to improve our organic growth, including the implementation of our 80/20 operating model, a strategic framework that predominantly allocates resources to what we believe are the most compelling growth opportunities, The strategies we choose to pursue may not be effective in identifying said growth opportunities. In addition, we are pursuing a number of other strategies to improve our organic growth, including:

•	strengthening our presence in selected geographic markets;

•	allocating research and development funding to products with higher growth prospects;

•	developing new applications for our technologies, including the deployment of AI tools to accelerate design and custom engineering offerings;

•	expanding our service offerings;

•	continuing key customer initiatives;

•	combining sales and marketing operations in appropriate markets to compete more effectively;

•	finding new markets for our products; and

•	continuing the development of commercial tools and infrastructure to increase and support cross-selling opportunities of products and services to take advantage of our depth in product offerings.

We may not be able to successfully implement these strategies, and pursuing one or more of these strategies may impair the expected growth of our business. Our failure to fully implement these strategies in a cost-effective and timely manner could adversely impact our business, results of operations, financial condition and cash flows.

If we are unable to measure, consistently deliver, or clearly communicate the tangible benefits of our proprietary Return on Air value proposition, our reputation, competitive differentiation, and ability to win and retain business could be adversely affected.

Our business strategy and market differentiation rely heavily on our proprietary concept of Return on Air, which refers to the tangible outcomes and value delivered to customers when air is treated as a strategic asset rather than a commodity. The ability to quantify and communicate the tangible benefits of Return on Air such as improved productivity, compliance, health, energy efficiency, and cost savings, depends on a variety of factors, including the specific customer environment, the accuracy of our measurement methodologies, the availability and reliability of data, and the willingness of customers to attribute observed outcomes to our solutions. If our methodologies for measuring Return on Air are not sufficiently robust, transparent, or accepted by customers and industry stakeholders, or if the outcomes we claim are not consistently realized in practice, our reputation and competitive positioning could be adversely affected. If customers or potential customers do not perceive a clear, quantifiable benefit from our solutions, or if competitors are able to offer similar or alternative value propositions that are more easily measured or understood, our ability to win new business, retain existing customers, and maintain pricing could be negatively impacted.

In addition, as we expand into new markets or introduce new products and services, the measurability of Return on Air may vary, and we may encounter challenges in adapting our value proposition or measurement frameworks to different customer needs and expectations. Any failure to effectively measure, communicate, and deliver on the promise of Return on Air could result in reduced demand for our products and services and an adverse effect on our business, financial condition, and results of operations.

Restrictions imposed to preserve the tax-free treatment of the Organizational Transactions and its related transactions may significantly limit our ability to raise capital and pursue strategic transactions for at least two years following this offering, and any breach of these restrictions could result in significant tax liabilities.

To preserve the tax-free treatment of the Organizational Transactions and its related transactions, we will be subject to restrictions under the Tax Management Agreement that could limit our ability to pursue certain

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strategic transactions, equity issuances or repurchases or other transactions that we may believe to be in the best interests of our stockholders or that might increase the value of our business. Under Section 355 of the Internal Revenue Code, the Organizational Transactions could result in taxable gain to Madison Industries International Holdings, LLC (“Madison Industries International”), an affiliate of Holdings, if the Organizational Transactions were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquired, directly or indirectly, shares representing a 50% or greater interest (by vote or value) in us.

Based on the size of this offering and the number of shares that will be outstanding immediately following the completion of this offering, we estimate that approximately    % of the total voting power of our outstanding common stock and approximately     % of the total economic interest in us, respectively will be held by the same shareholders immediately after this offering as held our stock immediately before the Organizational Transactions. These ownership percentages are calculated in accordance with the SEC’s beneficial ownership reporting rules under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, the U.S. Internal Revenue Service (the “IRS”) applies different rules and methodologies for calculating voting power and ownership percentages for purposes of Section 355 of the Internal Revenue Code, which may result in different percentage calculations that could provide more or less flexibility under the 50% threshold than indicated by the SEC calculations set forth herein. As a result, we will have limited flexibility under the 50% threshold before triggering potential adverse tax consequences. For at least two years following the Organizational Transactions, except in specific circumstances or unless Madison Industries International waives our obligation to comply with such restrictions, we and our subsidiaries will generally be prohibited from: (i) ceasing to conduct certain businesses, (ii) entering into certain transactions or series of transactions pursuant to which all or a portion of our common stock would be acquired or all or a portion of certain of our and our subsidiaries’ assets would be acquired, (iii) liquidating, merging or consolidating with any other person, (iv) issuing equity securities beyond certain thresholds, (v) repurchasing our stock other than in certain open-market transactions or (vi) taking or failing to take any other action that would cause the Organizational Transactions, together with certain related transactions, to fail to qualify as tax-free for U.S. federal income tax purposes.

Given our proximity to the 50% threshold, we do not expect to be able to conduct any primary follow-on equity offerings during the two-year period following this offering without risking a breach of the 50% continuity of interest requirement. This restriction may significantly limit our ability to raise equity capital to fund growth initiatives, acquisitions or other strategic opportunities that may arise during this period. We will be required to rely primarily on cash flow from operations, existing cash balances and debt financing to fund our operations and growth during this restricted period. If our cash flow from operations is insufficient to fund our operations or if debt financing is unavailable or available only on unfavorable terms, our business, financial condition and results of operations could be materially adversely affected. For more information, see “—Risks Related to Taxes.”

Our results of operations and financial condition could be negatively impacted by the loss of key customers.

For the year ended December 31, 2025, our top 10 customers accounted for approximately      % of our revenue. Our results of operations could be negatively impacted by the loss of any of these customers to the extent we are not able to gain additional market share. In addition, in the future, we may have new major customers that represent a larger percentage of our revenues or with fewer customers representing a significant portion of our revenues, which could increase our customer concentration risk. As a result, the loss of, or significant reduction in sales to, key customers could have a material adverse effect on our results of operations, financial condition and cash flow.

Our backlog and orders are subject to unexpected adjustments and cancellations.

Backlog represents the total expected future revenue from confirmed customer orders that have been received but not yet shipped or rendered as of a given date. Timing and conversion of backlog is subject to numerous uncertainties and risks and is not necessarily indicative of the amount of revenue to be earned in the

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upcoming fiscal year. As a result, we cannot guarantee that the revenue projected in our backlog will be realized or profitable or will not be subject to delay or suspension. Orders represent the dollar value of customer purchase commitments signed over a given period, with confirmed pricing, quantities, and delivery terms. Although terms are agreed upon for orders, project cancellations, scope adjustments or deferrals or foreign currency fluctuations may occur with respect to contracts reflected in our backlog and orders, which could reduce the dollar amount of our backlog, orders and the revenue and profits that we actually earn or cause the rate at which we perform on our backlog or orders to decrease. In addition, projects may remain in our backlog for an extended period of time. During periods of economic slowdown, the risk of projects being suspended, delayed or canceled generally increases. Finally, poor project or contract performance could also impact our backlog, orders and profits. Such developments could have a material adverse effect on our business and our profits.

If we are unsuccessful in developing and commercializing new versions of products and new features and accessories for our products, our business could be adversely impacted.

Through in-house research and development and engineering efforts, we target product development to meet customer needs. However, there is no assurance that our product development efforts will be embraced by the market and potential customers. Customers in the industries we serve make frequent changes to maximize their operations and profits. To be successful, we must develop and commercialize new versions of our products and new features and functionalities that respond to our customers’ needs and price points. Our products and any new features and accessories must keep pace with new products and feature introductions of our competitors. Because our products and any new features and accessories are technologically complex, developing new products or adding features and accessories to our existing products requires extensive design, development and testing at the technological, product and manufacturing stages. We expect to continue to incur significant expenditures for the development of our solutions which may not ultimately grow our business or cause long-term profitability, and we cannot guarantee that we will be able to timely produce new versions of our products or new features and accessories. To successfully develop and commercialize new versions of our products or new features and accessories we need to:

•	accurately assess and provide compelling solutions to customer needs;

•	ensure the market is ready to accept new products;

•	develop products that are functional and easy to use;

•	price competitively;

•	manufacture and deliver on time;

•	control costs associated with manufacturing, installation, warranty and maintenance; and

•	anticipate and compete effectively with our competitors’ efforts.

Our failure to accomplish any of these criteria could delay or prevent the release of new products or new features and accessories. These difficulties and delays could cause our development expenses to increase and harm our financial and operating results.

Further, we must continue to effectively adapt our products and services to a changing technological and regulatory environment to drive growth and defend against disruption caused by competitors, regulators or other external forces impacting our business and operations. If we are unable to be agile and responsive to disruption in the development of new products, services and technologies, including technologies such as AI and machine learning, our business, financial condition, results of operations and cash flows could be adversely affected. Even after introduction, new or enhanced products may not satisfy customer preferences and product failures may cause customers to reject our products. Further, as we integrate emerging and rapidly evolving technologies, including AI and machine learning, into our products and services, we may not be able to anticipate or identify vulnerabilities, design flaws or security threats resulting from the use of such technology and develop adequate protection measures. As a result, these products may not achieve market acceptance and our brand image could suffer.

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Our efforts to expand into adjacent markets may not succeed, which could adversely affect our business, financial condition, results of operations, and growth prospects.

Our growth strategy includes expanding into adjacent markets by leveraging our existing product lines, technologies, and customer relationships. However, we may not be successful in identifying or achieving meaningful scale in these new markets. The success of our expansion efforts depends on a variety of factors, including our ability to accurately assess market opportunities, adapt our products and services to meet the unique needs and regulatory requirements of these markets, and effectively compete with established incumbents and new entrants. Adjacent markets may have different competitive dynamics, customer preferences, and technological requirements than our core markets, and we may face challenges in building brand recognition, establishing distribution channels, or achieving the necessary scale to operate profitably. In addition, our investments in adjacent markets may divert management attention and resources from our core business, and there can be no assurance that these initiatives will generate the returns or synergies that we anticipate. If we are unable to successfully execute our strategy to grow in adjacent markets, or if these markets do not develop as we expect, our business, financial condition, results of operations, and growth prospects could be adversely affected.

Changes in our product or segment mix could impact our financial performance.

We sell products across our segments that have varying profit margins. Our financial performance can be impacted depending on the mix of products we sell during a given period. Additionally, adverse trends in demand for our products could alter the balance of our Commercial and Residential sales or the balance of our product sales within either segment. In light of differing margins, changes in the relative amount and type of commercial and residential industrial activity or the mix of products sold may have an impact on our business and cause our revenues and profitability to fluctuate from period to period. Adverse trends in any of the foregoing factors could reduce our sales and have a material adverse effect on our business, financial condition and results of operations.

We face the challenge of accurately aligning our capacity with our demand.

We can experience capacity constraints and longer lead times for certain products in times of growing demand while we can also experience idle capacity as economies slow or demand for certain products decline. Accurately forecasting our expected volumes and appropriately adjusting our capacity have been, and will continue to be, important factors in determining our results of operations. In addition, to maintain profitability, we may need to relocate manufacturing of our products due to the impact of tariffs. We cannot guarantee that we will be able to change our manufacturing capacity to meet demand for our products, which could prevent us from meeting increased customer demand and could harm our business. However, if we overestimate our demand and overbuild our capacity, we may have underutilized assets and we may experience reduced margins. If we do not accurately align our manufacturing capabilities with demand, it could have a material adverse effect on our results of operations.

We could be negatively impacted by supplier shortages or the rising cost of raw materials.

In some cases, we are dependent on single or limited sources of supply for certain components and raw materials used in the manufacturing of our products. We select our suppliers based on total value (including price, delivery, quality and technology), taking into consideration location, production capabilities and financial condition. However, there can be no assurance that strong demand, capacity limitations or other problems experienced by our suppliers (including labor unrest, pandemics, weather emergencies, maritime disasters, commercial disputes, government actions, tariffs, riots, wars, sabotage, non-conforming parts, acts of God, including matters beyond the control of the Company, or acts of terrorism) will not result in occasional shortages or delays in the supply of components. In addition, there can be no assurance that our suppliers will deliver to our stated written expectations. If we were to experience a significant or prolonged shortage of critical components from any of our suppliers, particularly those who are our sole sources, and could not procure the components from other sources, we would be unable to meet our production schedules for some of our key products or to ship such products to our customers in a timely fashion, which could adversely affect sales, margins and customer relationships.

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We also rely on certain materials such as steel, plastic, copper and aluminum. If the costs of any of these materials increase, and we are unable to pass these costs on to our customers, our profitability may be affected. In addition, an increase in fuel prices would increase our costs of distributing and shipping our products, which may also affect profitability.

Unfavorable industry conditions could result in financial distress within our supply base, an increase in commercial disputes and other risks of supply disruption. Any loss of a supplier, or the failure of any of our suppliers to provide sufficient product to us on a timely basis, may have a material adverse effect on our results of operations and financial condition.

We source a notable amount of our components from suppliers in Asia, accounting for      % of our total direct material spend in 2025. Prolonged disruptions to our Asian supply chain has and may again in the future have a material adverse effect on our results of operations and financial condition. If any of our suppliers in Asia were to cease operations or cease doing business with us, we may be unable to replace them at a reasonable cost. In addition, any loss of our suppliers in Asia could harm our reputation, negatively affect our customer relations and have a material adverse effect on our results of operations and financial condition.

The loss of, or disruption in, our distribution network could have a negative impact on our abilities to ship products, meet customer demand and otherwise operate our business.

We sell a significant portion of our products through independent distributors, sales representatives and other partners. We rely in large part on the orderly operation of this distribution network, which depends on adherence to shipping schedules and effective management. We conduct all of our shipping through independent third parties. Although we believe that our receiving, shipping and distribution process is efficient and well positioned to support our operations and strategic plans in the event of disruptions in our distribution network, we may not have effectively anticipated all issues or events that are beyond our control, such as natural disasters or other catastrophic events, labor disagreements, acquisition of distributors by a competitor or consolidation within our distributor network or shipping problems. If complications arise within a segment of our distribution network, the remaining network may not be able to support the resulting additional distribution demands. Any of these disruptions or complications could negatively impact our net sales and costs.

Our operations outside of North America are subject to political, investment and local business risks.

For the year ended December 31, 2025,      % of our net sales originated from countries outside of North America from sales by our foreign business units. Sales and operations outside of the United States and Canada, particularly in emerging markets, are subject to a variety of risks which are different from or additional to the risks the Company faces within the United States and Canada. Risks of doing business internationally include, among others:

•

local economic, political and social conditions, including potential hyper-inflationary conditions and political instability in certain countries, including as a result of the ongoing conflict between Russia and Ukraine and conflicts in the Middle East (the “Conflicts”);

•	adverse currency exchange rate fluctuations, including significant devaluations of currencies;

•	tax-related risks, including the imposition of taxes and the lack of beneficial treaties, which result in a higher effective tax rate for the Company;

•	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	domestic and foreign customs, tariffs and quotas or other trade barriers or restrictions;

•	limitation of ownership rights, including expropriation of assets by local governments, and limitations on the ability to repatriate earnings;

•	credit risk of local customers and distributors;

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•

difficulty in staffing and managing global operations, including supply chain disruptions which may be exacerbated by pandemics or other public health crises, natural disasters, or other events affecting the supply of labor, materials and components;

•	increased costs for transportation and shipping;

•	difficulties in protecting intellectual property; and

•	required compliance with a variety of local laws and regulations which may be materially different than those to which we are subject in North America.

As we continue to operate our business globally, our success will depend, in part, on our ability to anticipate and effectively manage these and other related risks, any of which could have a material adverse effect on our international operations or on our financial condition and results of operations. In particular, the Conflicts could lead to disruption, instability, inflation, economic stagnation and volatility in global markets and industries that could negatively impact our operations. The U.S. government and other governments in jurisdictions in which we operate have imposed severe sanctions and export controls against Russia and Russian interests and threatened additional sanctions and controls. The impact of these measures, as well as potential responses to them by Russia, is currently unknown and they could adversely affect the price and availability of resources, our business, supply chain, partners or customers.

Our decentralized organizational structure presents certain risks.

We are a relatively decentralized company in comparison with some of our peers. This decentralization necessarily places significant control and decision-making powers in the hands of local management, which presents various risks, including the risk that we may be slower or less able to identify or react to problems affecting a key business than we would in a more centralized management environment. We may also be slower to detect or react to compliance related problems (such as an employee undertaking activities prohibited by applicable law or by our internal policies), and Company-wide business initiatives may be more challenging and costly to implement, and the risks of noncompliance or failures higher than they would be under a more centralized management structure. These challenges or resulting noncompliance or failure could have a material adverse effect on our business, financial condition or result of operations.

Our growth strategy includes the execution of strategic acquisitions, dispositions or joint ventures. We may not be able to consummate future acquisitions or successfully integrate recent and future acquisitions.

From time to time, we may seek to complement or expand our businesses through strategic acquisitions, joint ventures, and strategic relationships. For example, in May 2025, we completed our second largest acquisition to date of AprilAire for $2,289.2 million in cash, $217.3 million in rollover equity, and $90.0 million in deferred consideration, subject to certain customary purchase price adjustments, which we are continuing to integrate. We have incurred severance costs and expect to incur additional costs to integrate prior acquisitions, such as information technology (“IT”) integration expenses and costs related to the renegotiation of redundant vendor agreements. The success of these transactions will depend, in part, on our ability to timely identify those relationships, negotiate and close the transactions and then integrate, manage, and operate those businesses profitably. If we are unable to successfully execute these functions, we may not realize the anticipated benefits associated with such transactions, which could adversely affect our business and results of operations. Acquisitions, dispositions and joint ventures involve a number of special risks and factors, such as:

•	impairment of customer or vendor relationships or certain acquired assets such as inventory and goodwill;

•	the focus of management’s attention to the assimilation of the acquired companies and their employees and on the management of expanding operations;

•	difficulties in obtaining and verifying the financial statements and other business and due diligence information of acquired businesses;

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•	the incorporation of acquired products into our product line, including doing so without high costs;

•	the increasing demands on our operational and IT systems;

•	potentially insufficient internal controls over financial activities or financial reporting at an acquired company that could impact us on a consolidated basis;

•	the failure to realize expected synergies;

•	inability to obtain required regulatory approvals and/or required financing on favorable terms or at all;

•	the possibility that we have acquired substantial contingent or unanticipated legal liabilities;

•	the loss of key employees of the acquired businesses; and

•

in the case of joint ventures and other investments, interests that diverge from those of our partners without the ability to direct the management and operations of the joint venture or investment in the manner we believe most appropriate to achieve the expected value.

Although we conduct what we believe to be a prudent level of investigation regarding the operating and financial condition of the businesses we purchase, an unavoidable level of risk remains regarding the actual operating condition of these businesses. Until we actually assume operating control of these business assets and their operations, we may not be able to fully ascertain the actual value or understand the potential liabilities of the acquired entities and their operations. Any acquisitions, divestitures, joint ventures or investments may ultimately harm our business, financial condition, results of operations and cash flows.

The indemnification provisions of acquisition agreements by which we have acquired companies may not fully protect us and as a result we may face unexpected liabilities.

We may not identify all of the risks and liabilities of an acquired business through our diligence efforts. Certain of the acquisition agreements by which we have acquired companies require the former owners to indemnify us against certain liabilities related to the operation of the company before we acquired it. In most of these agreements, however, the liability of the former owners is limited, and certain former owners may be unable to meet their indemnification responsibilities. We cannot assure you that these indemnification provisions will protect us fully or at all, and as a result we may face unexpected liabilities that adversely affect our financial statements. Additionally, we regularly utilize representation and warranty insurance and standard indemnity provisions in these acquisition transactions, and if we are unable to successfully assert a claim, if a claim is not covered by insurance (including as a result of applicable deductible amounts or policy limits) or if such unexpected liabilities prove greater than expected, our operations as a whole may be adversely affected.

We engage in divestitures, and we may encounter difficulties disposing of businesses from our current operations and may not realize the anticipated benefits of these divestitures.

We make strategic divestitures from time to time, including the divestiture of NGH on October 7, 2024. This and other divestitures may result in continued financial exposure to the divested businesses, such as through guarantees, other financial arrangements, continued supply and services arrangements or through the retention of liabilities, such as for income and customs taxes, as well as environmental and product liability claims. Under these arrangements, nonperformance by those divested businesses or claims against retained liabilities could result in the imposition of obligations that could have a material adverse effect on our results of operations, cash flows or financial condition. The success of future divestitures will depend on the satisfaction of conditions precedent to such transactions, which will depend in part on the ability of the parties to secure any required regulatory approvals in a timely manner, among other things.

An impairment of goodwill could have a material adverse effect on our results of operations.

Acquisitions frequently result in the recording of goodwill and other intangible assets. As of December 31, 2024, goodwill (and intangibles) represented 73% of our total assets. Goodwill and trademarks are not amortized

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and are subject to impairment testing at least annually and as triggering events may occur. We have historically performed our annual review for impairment in the fourth quarter of each fiscal year. The identification and measurement of goodwill impairment involve the estimation of the fair value of our reporting unit. The estimate of fair value of the reporting unit is based on the best information available as of the date of the assessment and incorporates management’s assumptions about expected future cash flows and other valuation techniques. While we evaluate the recoverability of goodwill at least annually as well as when events or changes in circumstances indicate that the fair value of a reporting unit has more likely than not declined below its carrying value, we cannot accurately predict the amount and timing of any impairment of assets, and, in the future, we may be required to take goodwill or other asset impairment charges. Any such non-cash charges could have an adverse effect on our financial results.

Certain of our customer agreements include indemnification provisions that may expose us to substantial liability for intellectual property infringement and other losses.

Certain of our customer agreements include indemnification provisions under which we agree to indemnify them against third party claims for losses suffered or incurred arising from, in connection with, relating to or resulting from claims of infringement or other violation of intellectual property, damages caused by us to property or persons or other liabilities relating to or arising from our designs, services or other contractual obligations. The terms of these indemnity provisions generally may survive termination or expiration of the applicable agreement. Large indemnity payments could harm our business, operating results and financial condition.

If we are unable to attract, integrate and retain additional qualified personnel, our business could be adversely affected.

Our future success and our ability to maintain and grow the Company’s product portfolio depends in part on our ability to identify, attract, integrate and retain highly skilled managerial, sales and other personnel, including top talent within our industry. We face intense competition for qualified individuals from numerous other companies, many of whom have greater financial and other resources than we do. These companies may also provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than those we have to offer. In addition, new hires often require significant training and, in many cases, take significant time before they achieve full productivity. We may incur significant costs to attract and retain qualified personnel, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them. Moreover, new employees may not be or become as productive as we expect, as we may face challenges in adequately or appropriately integrating them into our workforce and culture.

Risks Related to Our Operations

Disruption of our operations in our manufacturing facilities, wholesale locations or key customer operations could have an adverse effect on our financial condition and results of operations.

Operations at our manufacturing facilities (or any of our machines within such facilities), wholesale locations and key customer locations could be subject to unexpected disruption due to a number of events, including:

•	equipment failure;

•	fires, floods, earthquakes, hurricanes or other catastrophes;

•	unscheduled maintenance outages;

•	utility and transportation infrastructure disruptions;

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•	labor difficulties;

•	other operational problems; or

•	terrorism or threats of terrorism.

Any downtime, facility damage or location closure, particularly at certain of our plants located in Mexico, Canada and in the United States, could prevent us from meeting customer demand for our products and/or require us to make unplanned capital expenditures. If our machines or facilities were to incur significant downtime for prolonged periods of time, our ability to satisfy customer requirements could be impaired, resulting in lower sales and net income.

In addition, a number of our suppliers are subject to the manufacturing facility disruption risks noted above. Our suppliers’ inability to produce the necessary components for our manufacturing processes may adversely impact our results of operations, cash flows and financial position.

World geopolitical conflicts have created humanitarian crises, materially impacted economic activities, and may materially impact our global and regional operations.

The global economy has been negatively impacted by geopolitical issues, including the Conflicts. Governments including the United States, United Kingdom, and those of the European Union have imposed export controls on certain products and financial and economic sanctions on certain industry sectors and parties in Russia which has triggered retaliatory sanctions by the Russian government and its allies. The outcome and future impacts of these world conflicts remain highly uncertain, continue to evolve and may grow more severe the longer these conflicts continue and sanctions remain in effect. Risks associated with world geopolitical conflicts that have arisen or could arise in the future, include, but are not limited to:

•	adverse effects on political developments and on general economic conditions, including inflation and consumer spending;

•	disruptions to our supply chains;

•	disruptions to our information systems, including through network failures, malicious or disruptive software, or cyberattacks;

•	trade disruptions;

•	energy shortages or rationing that may adversely impact our manufacturing facilities and consumer spending, particularly in Europe;

•	rising fuel costs and rising costs of producing, procuring and shipping our products;

•	our exposure to foreign currency exchange rate fluctuations; and

•	constraints, volatility or disruption in the financial markets.

We have no way to predict the progress or outcome of world geopolitical issues, including the Conflicts. Although the Conflicts have not, to date, caused any material adverse effect on our business or financial performance, until there are resolutions, these Conflicts could have a material adverse effect on our business, results of operations, financial condition, liquidity and growth prospects.

Other consequences arising from ongoing conflicts, the further escalation of geopolitical tensions globally and their effect on our business and results of operations as well as the global economy, cannot be predicted. This may include economic sanctions, embargoes, regional instability, geopolitical shifts, expansion of current conflicts, energy instability, retaliatory action by governments, supply chain disruptions, disruption to local markets, increased cybersecurity attacks against us, our third-party service providers and customers, collateral consequences from cyber conflicts between nation-states or other politically motivated actors targeting critical

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technology infrastructure, and increased tensions among countries in which we operate. Our failure to adequately react to these and other political and economic conditions could materially and adversely affect our results of operations, financial condition or liquidity.

Challenges with respect to labor availability or labor disruptions could adversely affect our business.

As of November 30, 2025, we employed over 8,750 total employees. Our ability to control labor and benefit costs is subject to numerous internal and external factors, including changes in the unemployment rate, changes in immigration policy, regulatory changes, prevailing wage rates, and competition we face from other companies for qualified employees. We continue to operate in a competitive labor market. A sustained labor shortage could lead to increased costs, such as increased overtime incurred to meet the demands of our customers and increased wage rates to attract and retain employees.

In addition, a material labor disruption or work stoppage at our manufacturing and distribution facilities could reduce our inventory levels and have a material adverse effect on our sales. In addition, if one or more of our larger customers were to experience a material work stoppage, that customer may halt or limit the purchase of our products, which could have a material adverse effect on our business, results of operations and financial condition. A significant disruption in the supply of a key component due to a work stoppage at one of our suppliers or any other supplier could have the same consequences, and accordingly, have a material adverse effect on our financial results. Certain key facilities operate under collective bargaining agreements with unions and works councils. We may also be subject to general country-wide strikes or work stoppages unrelated to our specific business or collective bargaining agreements. Additionally, a shortage in certain workforces, such as technicians or truck drivers, may impact our business by affecting the ability to install, sell and deliver our products.

There is no assurance that in the future we will be able to attract or retain qualified employees or effectively manage labor relations and benefit costs, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to foreign currency exchange rate and other related risks.

We conduct operations in many areas of the world involving transactions denominated in a variety of currencies. We are subject to foreign currency exchange rate risk to the extent that our costs are denominated in currencies other than those in which we earn revenues. In addition, since our consolidated financial statements are denominated in U.S. dollars, changes in foreign currency exchange rates between the U.S. dollar and other currencies have had, and could continue to have, an impact on our results of operations. There can be no assurance that foreign currency exchange rate fluctuations will not adversely affect our results of operations. In addition, while the use of currency hedging instruments may provide us with some protection from adverse fluctuations in foreign currency exchange rates, by utilizing these instruments we potentially forego the benefits that might result from favorable fluctuations in foreign currency exchange rates. We also face risks arising from the imposition of foreign exchange controls and currency devaluations. Foreign exchange controls may limit our ability to convert foreign currencies into U.S. dollars or to remit dividends and other payments by our foreign subsidiaries or businesses located in or conducted within a country imposing controls. Currency devaluations result in a diminished value of funds denominated in the currency of the country instituting the devaluation.

Our actual results of operations may differ materially from the unaudited pro forma financial data included in this prospectus.

The unaudited pro forma financial data included in this prospectus are not necessarily indicative of what our actual results of operations would have been for the year ended December 31, 2025, nor are they necessarily indicative of results of operations for any future period. The unaudited pro forma financial data have been derived from our audited and AprilAire’s audited financial statements and accounting records and reflect

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assumptions and adjustments that are based upon estimates that are subject to change. The purchase price allocation for the AprilAire Acquisition as of the closing date of May 6, 2025 is preliminary and may change upon completion of the determination of the fair value of assets acquired and liabilities assumed, and the final purchase price allocation may be different from that reflected in the pro forma purchase price allocation presented in this prospectus. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this prospectus, and other factors not presented in such unaudited pro forma financial data may adversely affect our financial condition or results of operations. Moreover, the unaudited pro forma financial data included in this prospectus does not reflect all transactions that are expected to impact our results of operations in periods prior to the AprilAire Acquisition.

We are required to make a number of significant judgments in applying our accounting policies, and our use of different estimates and assumptions in the application of these policies could result in material changes to our financial condition and results of operations.

Our accounting policies are critical to the manner in which we present our results of operations and financial condition. Many of these policies are highly complex and involve many subjective assumptions, estimates and judgments. We are required to review these estimates regularly and revise them when necessary. Our actual results of operations vary from period to period based on revisions to these estimates. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates” for more details with respect to these accounting policies and estimates.

Our operations may be affected by natural disasters.

Natural disasters such as hurricanes, flooding, tornadoes, wildfires, blizzards, and ice storms, as well as accidents, acts of terror, pandemics, and other factors beyond our control could adversely affect our operations. The effects of natural disasters and other events could damage our facilities and equipment and force a temporary halt to manufacturing and other operations, and such events could consequently cause severe damage to our business. We maintain insurance against these sorts of events; however, this is not guaranteed to cover all the losses and damages incurred. Furthermore, we may experience increases in our insurance premium costs in relation to these matters that may have a material adverse effect upon our business, liquidity, financial condition or results of operations.

The effects of climate change and legal, regulatory or market measures associated with climate change could adversely affect our business.

The effects of climate change, including extreme weather conditions and natural disasters, create financial risks to our business. The effects of climate change could disrupt our operations by, among other direct and indirect impacts, damaging our facilities, reducing workforce availability, impacting the availability and cost of materials, and increasing insurance and other operating costs. The effects of climate change also may impact our decisions to construct new facilities or maintain existing facilities in the areas most prone to physical risks, which could similarly increase our operating and material costs. We could also face indirect financial risks, including interruptions in our supply chain and adverse impacts on the operations and financial conditions of our customers, which could result in higher prices for our products and otherwise adversely impact our business.

In addition, risks associated with climate change are subject to increasing societal, regulatory and political focus globally. Increased public concern regarding climate change has resulted in, and could continue to result in new or expanded legal and regulatory requirements designed to mitigate the effects of climate change or address other sustainability topics, including to curtail the use of high global warming potential refrigerants (which are essential to many of our products). These requirements continue to evolve, and jurisdictions in which we operate may adopt additional laws and regulations on such topics or may continue to change their enforcement of existing laws and regulations. While we are committed to operating in compliance with applicable law and regulations, such developments could result in increased compliance risks and costs for us, our suppliers and our

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customers, and could adversely impact our operations and operating results. In some instances, these requirements may render our existing technology, particularly some of our dehumidification products, non-compliant or obsolete. There can be no assurance that our efforts to continue to develop compliant technology will be successful. The introduction of new products and technologies involves risks, and we may not realize the degree or timing of benefits initially anticipated, that our products will be accepted by the market, that proposed regulations or deregulation will not have an adverse effect on our competitive position, or that economic returns will reflect our investments in new product development.

As international, regional and/or national requirements associated with climate change regulations continue to evolve, they may create inconsistent or conflicting obligations that increase economic and regulatory uncertainty for us, our suppliers and customers. There is also regulatory and budgetary uncertainty associated with government incentives, which, if discontinued, could adversely impact the demand for energy-efficient buildings and could increase costs of compliance.

Demand for our products and services is influenced by weather conditions and seasonality.

Demand for our products and services is seasonal and affected by the weather. Certain of our sales are seasonal as construction, repair and restoration activity generally increases during the summer months when there is favorable weather and longer daylight conditions. For certain high volume low speed fan customers, sales peak in the summer months as fans are replaced whereas sales of unit heaters and other heat products peak in the winter months. Significant tropical storms, hurricanes, regional floods and deep freezes increase the demand for restoration dehumidifiers and fans; such events are sporadic in nature and typically occur during their respective seasons. In these circumstances, the results of any quarterly period may not be indicative of expected results for a full year, and unusual weather patterns or events could positively or negatively affect our business and impact overall results of operations.

We may not have adequate insurance for potential losses and liabilities.

Our insurance may be inadequate or unavailable to protect us in the event of losses or claims or our insurance coverage may be cancelled or otherwise terminated. We face the following risks under our insurance coverage:

•	we may not be able to continue to obtain insurance on commercially reasonable terms or at all;

•	we may be faced with types of liabilities that will not be covered by our insurance, such as damages from environmental contamination or terrorist attacks;

•	the dollar amount of any liabilities may exceed our policy limits; and

•	we may incur losses from interruption of our business that exceed our insurance coverage.

If our insurance is inadequate to sufficiently protect us in the event of losses or claims, our financial results and our business operations could suffer.

Risks Related to Information Technology

Our business is subject to the risks of interruptions by cybersecurity attacks.

We depend upon IT infrastructure, including network, hardware and software systems to conduct our business. Despite our implementation of network and other cybersecurity measures, our IT system and networks could be disrupted due to technological problems, a cybersecurity attack, acts of terrorism, severe weather, a solar event, an electromagnetic event, a natural disaster, the age and condition of IT assets, human error, or other reasons. While we have experienced cybersecurity incidents, including a potential ransomware attack that did not

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materialize and unauthorized access to a contractor’s user account that resulted in intermittent disruption to the Big Ass Fans system for approximately seven days, to date these incidents have not had a material impact on our business or operations. However, due to the ever-evolving attack methods, as well as the increased amount and level of sophistication of these attacks, our security measures may not be adequate to protect against highly targeted or sophisticated cybersecurity attacks, or other improper disclosures of confidential or sensitive information. Additionally, we may have access to confidential or other sensitive information of our customers, which, despite our efforts to protect, may be vulnerable to security breaches, theft, or other improper disclosure. Any cybersecurity attack or other improper disclosure of confidential or sensitive information could have a material adverse effect on our business, as well as other negative consequences, including significant damage to our reputation, litigation, regulatory actions, and increased cost. Such operational disruptions, misappropriation or inappropriate disclosure of information could result in lost or reduced revenues, negative publicity, loss of customers or contracts, or business delays that could have a material adverse effect on our business, financial position, and results of operations.

In addition, laws and regulations governing data privacy and the unauthorized disclosure of confidential information, including the European Union General Data Protection Regulation, the California Consumer Privacy Act, the California Privacy Rights Act, state biometric laws, and other emerging U.S. state-level privacy laws pose increasingly complex compliance challenges and could potentially elevate our compliance costs. Any failure to comply with these laws and regulations, or an exposure or exfiltration of information covered by such laws and regulations, including, without limitation, in connection with a cybersecurity incident, could have a negative impact on our reputation or result in significant penalties and legal liability. Increased costs in this area could adversely impact our financial condition, results of operations, and cash flow.

If we are unable to successfully implement enterprise resource planning (“ERP”) systems, our operations could be adversely impacted.

We are in the process of implementing ERP systems in several sites across our business units to enhance our financial, operational and compliance processes. ERP implementations are complex and require significant time, resources, and change management. If the implementations are delayed, not properly executed, or fail to meet our business requirements, we could experience disruptions in our operations, including our ability to timely and accurately process transactions, maintain effective internal controls over financial reporting, and produce financial statements. A failed or delayed ERP could result in a material weakness in our internal control environment, increased audit costs, delayed SEC filings, and reputational harm. Additionally, any such issues could adversely affect our ability to meet regulatory requirements and could lead to restatements of previously issued financial information. These risks may materially and adversely impact our financial condition, results of operations, and stock price.

Risks Related to Intellectual Property

If we are unable to protect our current and future intellectual property rights, or we infringe on, misappropriate or otherwise violate the intellectual property rights of others, our ability to maintain competitiveness and profitability could be negatively impacted.

Our ability to compete effectively depends, in part, upon our ability to protect and preserve our intellectual property rights, including our patents, trademarks, copyrights, and trade secrets, including customer lists. The use of our intellectual property rights or similar intellectual property rights by others could adversely impact our ability to compete, cause us to lose sales or otherwise harm our business. Any proceedings that we pursue to protect our intellectual property rights could be burdensome and costly, and we may not prevail. Additionally, third parties from whom we license certain intellectual property rights may also be unable to adequately protect or defend the intellectual property rights covering our products, or our agreements with such third parties may be terminated by them or we may not be able to obtain or renew our licenses from such third parties, and we therefore may no longer have access to such intellectual property rights.

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In addition, we rely on invention assignment agreements with our employees, contractors, and other third parties involved in the development of intellectual property on our behalf, which require such individuals to assign such intellectual property to us. While we have undertaken reasonable efforts to ensure such agreements are enforceable and that employees, contractors, and other third parties comply with their obligations thereunder, these agreements may not always be comprehensive, effective, or self-executing. As a result, we may be unable to establish, maintain, or enforce our ownership of certain intellectual property developed by these parties, which could expose us to disputes regarding ownership or restrict our ability to use or commercialize such intellectual property.

We rely on the intellectual property laws of the countries in which we operate to protect our investment in research and development, manufacturing and marketing, and our future results could be impacted by our ability to successfully develop and protect new technologies, processes and products. The laws of some countries may not protect our intellectual property rights to the same extent as the laws of the United States. Failure of foreign countries to have laws to protect our intellectual property rights or an inability to effectively enforce such rights in foreign countries could result in the loss of valuable proprietary information, which could have an adverse effect on our business and results of operations. In addition, any patent applications we submit may not result in an issued patent. Even if foreign patents are granted, effective enforcement in foreign countries may not be available.

Also, we cannot be certain that the products that we sell do not and will not infringe issued patents or other intellectual property rights of others, and we could also face competition in some countries where we have not invested in an intellectual property portfolio, or where intellectual property rights are more difficult to obtain and/or assert. In addition, our intellectual property rights may be challenged, invalidated, circumvented or rendered unenforceable. Further, we have been and could be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement, misappropriation or other violation of the trademarks, patents, copyrights, trade secrets and other intellectual property rights of third parties by us or our customers in connection with their use of the products that we distribute. Should we be found liable for infringement, misappropriation or other violation of intellectual property rights, we (or our suppliers) may be required to enter into licensing agreements (if available on acceptable terms or at all) or pay damages and cease making or selling certain products. Moreover, we may need to redesign or sell different products to avoid future liability with respect to infringement, misappropriation or other violation of intellectual property rights. For additional information, see “—Protecting and defending against intellectual property claims may have a material adverse effect on our business.”

In addition, our competitors and others could also attempt to capitalize on our brand recognition by using trademarks, domain names or business names similar to ours. In the event that we choose to make changes in our branding in the future, we cannot guarantee that any trademark applications filed by us will be approved or that third parties will not oppose such trademark applications. Rebranding could result in loss of brand recognition and require us to devote resources to advertising and marketing new brands. Any of the foregoing could cause us to incur significant costs, prevent us from selling our products or negatively impact our ability to compete.

Protecting and defending against intellectual property claims may have a material adverse effect on our business.

Our success depends in part upon the successful prosecution, maintenance, enforcement, and protection of our owned and licensed intellectual property. To protect our intellectual property rights, we may be required to expend significant resources to monitor and protect these rights. Our issued patents, trademarks and copyrights and any pending or future patent, trademark and copyright applications that may result in issuances or registrations may not provide sufficiently broad protection or may not prove to be enforceable in actions against alleged infringers. The patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our

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research and development output in time to obtain patent protection. Failure to timely seek patent protection on products or technologies generally precludes us from seeking future patent protection on these products or technologies. Even if we do timely seek patent protection, the coverage claimed in a patent application can be significantly reduced before a patent is issued, and its scope can be reinterpreted after issuance. As a result, we may not be able to protect our proprietary rights adequately in the United States or abroad.

Litigation may be necessary in the future to enforce or defend our intellectual property rights and to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to block the importation of infringing products into the United States or other countries. We have been, and in the future may be, a party to claims and litigation as a result of alleged infringement by third parties of our intellectual property. Even when we sue other parties for such infringement, that suit may have adverse consequences for our business. Such litigation could be costly, time consuming and distracting to management, could result in the impairment or loss of our intellectual property rights, and could adversely affect our business, results of operations and financial condition, and legal fees related to such litigation will increase our operating expenses and may reduce our net income. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights, or alleging that we infringe their intellectual property rights. Furthermore, any litigation initiated by us could result in a court or governmental agency invalidating or rendering unenforceable our patents or other intellectual property rights upon which the suit is based, which would seriously harm our business.

In addition, our use of AI tools in connection with product design, development, or other internal processes may expose us to additional risks relating to intellectual property ownership or infringement, data privacy, and cybersecurity. For example, inputs or outputs generated by AI systems may include content for which ownership is uncertain or that infringes, misappropriates, or otherwise violates third party intellectual property rights. Additionally, the development of generative AI technologies is complex, and there are technical challenges associated with achieving the desired level of accuracy, efficiency, and reliability. The algorithms and models utilized in generative AI systems may have limitations, including biases, errors, or inability to handle certain data types or scenarios. Furthermore, there is a risk of system failures, disruptions, or vulnerabilities that could compromise the integrity, security, or privacy of the generated content. Any such issues could result in claims against us, require us to obtain additional rights from third parties, or necessitate changes to our use of AI, any of which could increase costs, delay product development, or adversely affect our business.

Our inability to adequately protect our intellectual property rights or proprietary technology, as well as any costly litigation or diversion of our management’s attention and resources, could disrupt our business and could result in our competitors offering similar products or services, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue, as well as have a negative effect on our business, financial condition and results of operations. The outcome of any intellectual property litigation is difficult to predict and may result in significant damage awards or settlement costs. We may also be required to undertake workarounds or substantial reengineering of our products or services, stop using certain technologies, stop offering certain products or services or enter into royalty or licensing agreements, which may include terms that are not favorable to us. There is no guarantee that any action to defend, maintain or enforce our owned or licensed intellectual property rights will be successful, and an adverse result in any such proceeding could have a material adverse impact on our business, financial condition and results of operations.

In addition, we have and may in the future face allegations that we are infringing, misappropriating, or otherwise violating the intellectual property rights of third parties, including the intellectual property rights of our competitors. We may be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Regardless of the validity of any such claims, we could incur significant costs and diversion of resources in defending against them, and there is no guarantee any such defense would be successful, which could have a material adverse effect on our business, financial condition and results of operations. Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could divert the time

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and resources of our management team and negatively impact our business, financial condition, results of operations and reputation. We may be required to pay substantial damages, royalties, or other fees in connection with a claimant securing a judgment against us, we may be subject to an injunction or other restrictions that prevent us from using or licensing our intellectual property, or from operating under our brand, or we may agree and in the past have agreed to settlements that prevent us from using, selling, or licensing certain of our technology or products, which could adversely affect our business, results of operations, and financial condition.

Moreover, as part of any settlement or other compromise to avoid complex, protracted litigation, we have previously agreed and may in the future agree not to pursue future claims against a third party, which may bind our owners and shareholders, including for claims related to alleged infringement of our intellectual property rights. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during any litigation regarding the enforcement of intellectual property rights, which may diminish the value of our brand and other intangible assets and allow competitors to more effectively mimic our products and solutions.

If we are unable to protect the confidentiality of our trade secrets and know-how, our business and competitive position could be harmed.

We rely upon unpatented proprietary information and other trade secrets to protect intellectual property that may not be registrable, or that we believe is best protected by means that do not require public disclosure. While it is our policy to enter into confidentiality agreements with employees and third parties to protect our proprietary expertise and other trade secrets, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information or trade secrets and, even if entered into, these agreements may otherwise fail to effectively prevent disclosure of proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. In addition, these agreements may be breached and such parties may disclose our proprietary information, including our trade secrets, or such information may be improperly obtained by other means (such as a breach of our IT security systems or direct theft), and we may not be able to obtain adequate remedies for such breaches. Any unauthorized disclosure of any of our material know-how or trade secrets could adversely affect our business and results of operations.

Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Some courts inside and outside the United States are less willing or unwilling to protect trade secrets. Trade secrets and know-how can be difficult to protect as trade secrets and know-how will, over time, be disseminated within the industry through the movement of personnel skilled in the art from company to company. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, and our competitive position could be materially and adversely harmed.

Risks Related to Litigation and Regulation

Our businesses are subject to varying domestic and foreign laws and regulations that may restrict or adversely impact our ability to conduct our business.

Our businesses are subject to varying domestic and foreign laws and regulations that may restrict or adversely impact our ability to conduct our business. These include securities, environmental, health, safety, tax, tariffs, competition and anti-trust, trade controls, data security, anti-corruption, anti-money laundering,

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

employment and privacy laws and regulations. These laws and regulations change from time to time and thus may result in increased costs to us related to our compliance therewith. From time-to-time regulators review our compliance with applicable laws. Due to the international scope of our operations, the system of laws and regulations to which we are subject is complex and includes regulations issued by the U.S. Customs and Border Protection, the U.S. Department of Commerce’s Bureau of Industry and Security, the U.S. Treasury Department’s Office of Foreign Assets Control and various non-U.S. governmental agencies, including applicable export controls, anti-trust, customs, currency exchange control and transfer pricing regulations, laws regulating the foreign ownership of assets, and laws governing certain materials that may be in our products. In addition, because we have a presence in China, we have exposure and risks associated with the Uyghur Forced Labor Prevention Act (“UFLPA”) and other global laws against forced labor. The UFLPA prohibits the importation of any goods grown, produced, manufactured, or mined, wholly or in part, in the Xinjiang Uyghur Autonomous Region of China unless importers can provide clear and convincing evidence that goods were not made using forced labor. Forced labor concerns have rapidly become a global area of interest and is a topic that will likely be subject to new regulations in the markets we operate within. If we fail to comply with these laws and regulations, we may be subject to detention, seizure and exclusion of imports, as well as penalties, costs and restrictions on export and import privileges that could have an adverse effect on our business, financial condition and results of operations. No assurances can be made that we will continue to be found to be operating in compliance with, or be able to detect violations of, any such laws or regulations. Failure to comply with all laws and regulations applicable to our business and potential resulting enforcement actions, fines and private litigation claims and damages, which could be material, may occur, notwithstanding our belief that we have in place appropriate risk management and compliance programs to mitigate these risks.

We are subject to risks arising from doing business with the U.S. government.

As a supplier to the U.S. government, we are subject to certain heightened risks, such as those associated with the government’s rights to audit and conduct investigations and to terminate contracts for convenience or default. In light of the current U.S. government contracting environment, we may be the subject of U.S. government investigations relating to our U.S. government contracts. Such investigations often take years to complete and could result in administrative, civil or criminal liabilities, including repayments, fines, treble and other damages, forfeitures, restitution or penalties, or could lead to suspension or debarment of U.S. government contracting or of export privileges. For instance, if a business unit were charged with wrongdoing in connection with a U.S. government investigation (including fraud or violation of certain environmental or export laws), the U.S. government could suspend us from bidding on or receiving awards of new U.S. government contracts or subcontracts. If convicted or found liable, the U.S. government could fine and debar us from receiving new awards for a period generally not to exceed three years and could void any contracts found to be tainted by fraud. We also could suffer reputational harm if allegations of impropriety were made against us, even if such allegations are later determined to be unsubstantiated. There is also uncertainty in the current U.S. government contracting environment as to the extent of funding that may be available for future projects.

Warranty claims, product liability claims and product recalls could harm our business, results of operations and financial condition.

We face the inherent business risk of exposure to warranty and product liability claims in the event that our products fail to perform as expected or such failure results, or is alleged to result, in bodily injury or property damage (or both). If any of our designed products are defective or are alleged to be defective, we may be required to participate in a recall campaign. In addition, our warranty accruals are based on our assumptions and we do not have a long history of making such assumptions. As a result, these assumptions could prove to be materially different from the actual performance of our solutions, causing us to incur substantial unanticipated expense to repair or replace defective products in the future or to compensate customers for defective products. Although unlikely, a successful product liability claim against us in excess of our available insurance coverage or a successful warranty claim in excess of established reserves or a requirement that we participate in a product recall campaign could each have materially adverse effects on our business, results of operations and financial condition.

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In addition to product liability claims, we are subject to legal proceedings and claims that arise in the ordinary course of business, such as workers’ compensation claims, OSHA investigations, employment disputes and customer and supplier disputes arising out of the conduct of our business. Litigation can result in substantial costs and can divert management’s attention and resources from the operation of our business, which could have a material adverse effect on our business, results of operations or financial condition.

Furthermore, as required by U.S. GAAP, we establish reserves based on our assessment of contingencies, including contingencies related to legal claims asserted against us. Subsequent developments in legal proceedings may affect our assessment and estimates of the loss contingency recorded as a reserve and require us to make payments in excess of our reserves, which could have an adverse effect on our results of operations.

We are subject to claims, lawsuits, and other litigation that could have an adverse effect on our results of operations.

In addition to product liability and warranty claims as described above, we are involved in various other claims and lawsuits incidental to our business, including those involving intellectual property infringement, labor relations, and environmental matters, some of which claim significant damages. Estimates related to our claims and lawsuits involve numerous uncertainties. Given the inherent uncertainty of litigation and estimates, we cannot be certain that existing claims or litigation or any future adverse legal developments will not have a material adverse impact on our financial condition.

Our operations and products are subject to environmental, health and safety laws and regulations, and violations have adversely affected and could continue to adversely affect our operating results.

Our operations and products are subject to environmental laws and regulations that impose limitations on the discharge of pollutants into the environment and establish standards for the use, generation, treatment, storage and disposal of hazardous and non-hazardous wastes. We must also comply with various health and safety regulations in the United States and other jurisdictions in which we do business. We cannot provide assurance that our environmental, health and safety compliance program has been, or will at all times be, effective. Failure to comply with any of these laws could result in civil and criminal, monetary and non-monetary penalties and damage to our reputation. In addition, we cannot provide assurance that our costs of complying with current or future environmental protection and health and safety laws will not exceed our estimates or adversely affect our results of operations.

We have incurred and may continue to incur costs related to remedial efforts of alleged environmental damage associated with past or current waste disposal practices or other hazardous materials handling practices. We may also become subject to additional remedial or compliance costs due to future events such as changes in existing laws or regulations, changes in agency direction or enforcement policies, developments in remediation technologies, changes in the conduct of our operations and changes in accounting rules. We cannot make assurance that our liabilities arising from past or future releases of, or exposures to, hazardous substances will not exceed our estimates or adversely affect our consolidated financial statements and reputation or that we will not be subject to additional claims for cleanup in the future based on our past, present or future business activities.

Changes in government regulations, trade policies, and tariffs may materially and adversely affect our sales and results of operations.

There is significant uncertainty about the future relationship between the United States and China, Mexico, Canada, and various other trade partners with respect to trade policies, treaties, government regulations and tariffs. The U.S. government has imposed and is currently contemplating additional tariffs on the importation of various products and raw materials that we use to produce our finished goods from various foreign countries, including China, Canada and Mexico. These foreign countries could impose unilateral or retaliatory tariffs on our products exported to those or other countries. These restrictions could be adopted with little to no advanced

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

notice, and we may not be able to effectively mitigate the adverse impacts from such measures. We currently have a presence in China, Canada and Mexico, and any increased or additional tariffs may have a negative impact on our results of operations. For the year ended December 31, 2025, we incurred additional expenses and increased our historical cost of goods sold by $     as a result of tariffs, which equates to      % of our total cost of goods sold.

A further escalation of tariffs on our foreign-sourced supplies and/or the imposition of tariffs on our finished goods exported to the United States could adversely impact our operating costs or demand for our products. Changes in trade policies and regulations may make importing products and raw materials from China, Mexico, Canada and other countries more difficult.

We cannot predict what actions may ultimately be taken with respect to tariffs or trade relations between the United States and other countries, what products may be subject to such actions, or what actions may be taken by the other countries in retaliation. Furthermore, we cannot predict the extent of the impact of trade relations or tariffs on our cost of goods or our ability to market our products. The institution of trade tariffs both globally and between the United States and China, Canada and Mexico specifically carries the risk of negatively impacting the overall economic condition of these countries, which could have negative repercussions for our business. While we may attempt to renegotiate prices with suppliers or diversify our supply chain in response to tariffs, such efforts may not yield immediate results or may be ineffective. We might also consider increasing prices to the end customer; however, this could reduce the competitiveness of our products and adversely affect net sales. If we fail to manage these dynamics successfully, gross margins and profitability could be adversely affected.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act and similar anti-bribery laws around the world.

The FCPA, the U.K. Bribery Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Currently, we are observing governmental changes with respect to enforcement of the FCPA. Recent years, however, have seen a substantial increase in anti-bribery law enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both U.S. and non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that are recognized as having governmental and commercial corruption and local customs and practices that can be inconsistent with anti-bribery laws. We cannot assure you that our internal control policies and procedures will always protect us from reckless or criminal acts committed by our employees or third-party intermediaries. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, or if we are subject to allegations of any such violations, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in criminal or civil sanctions, which could disrupt our business and result in a material adverse effect on our reputation, business, financial condition, results of operations and cash flows. In addition, we could be subject to commercial impacts such as lost revenue from customers who decline to do business with us as a result of such compliance matters, or we could be subject to lawsuits brought by private litigants, each of which could have a material adverse effect on our reputation, business, financial condition, results of operations and cash flows.

Risks Related to Being a Public Company

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business.

As a public company, we will incur incremental legal, governance, accounting and other expenses. We will become subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the listing

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

requirements of      and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our solutions and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal control over financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert our management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition and results of operations.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating significant uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of our management’s time and attention from sales-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, which could have a material adverse effect on our business, financial condition and results of operations.

We have identified material weaknesses in our internal control over financial reporting, and if we are unable to remediate the material weaknesses, or if we fail to develop and maintain effective internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired, which may adversely affect investor confidence in us and/or the value of our Class A common stock

As a private company, we designed our management processes and related internal controls to meet the requirements of our private owners and were not required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act. As we prepare to be effective as a SEC registrant, we are investing in our internal controls, specifically regarding the effective design and operation of internal control over financial reporting and the evaluation and management certification thereof in accordance with Sarbanes Oxley rules. In conjunction with the preparation of our consolidated financial statements as of and for the years ended December 31, 2024 and 2023, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. We did not design and maintain effective controls in response to the risks of material misstatement as we did not design and maintain adequate formal internal controls over significant accounts and disclosures to achieve complete, accurate and timely financial accounting, reporting and disclosures, including controls related to segregation of duties and the preparation and review of journal entries.

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Additionally, we did not design and maintain effective IT general controls for information systems that are relevant to the preparation of our consolidated financial statements. Specifically, we did not design and maintain: (i) program change management controls to ensure that IT program and data changes are identified, tested, authorized, and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and to adequately restrict user and privileged access to appropriate personnel; (iii) computer operations controls to ensure that processing and transfer of data, and data backups and recovery are monitored; and (iv) program development controls to ensure that new software development is tested, authorized and implemented appropriately.

The material weaknesses described above did not result in a material misstatement to our annual or interim consolidated financial statements. However, each of the material weaknesses described above could result in a misstatement of our account balances and disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

We intend to remediate the material weaknesses through the development and implementation of processes and controls, both holistically and transactionally. We have added personnel and engaged an external advisor to assist with evaluating and documenting the design and operating effectiveness of our internal controls and assist with the remediation of deficiencies, including the implementation and expected implementation of new control procedures. This implementation includes training and awareness of control operation requirements for employees.

While new controls are being designed and implemented, they have not operated for a sufficient period to demonstrate their effectiveness. Accordingly, if we are unable to remedy these or any future material weakness, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired, which may adversely affect investor confidence in us and, as a result, the value of our Class A common stock.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting in order to comply with Section 404 of the Sarbanes-Oxley Act. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be effective, which may adversely affect investor confidence in us and, as a result, the value of our Class A common stock.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. We may not be able to complete our evaluation and testing and any required remediation prior to becoming a public company or in a timely manner thereafter. If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our Class A common stock to decline, and we may be subject to investigation or sanctions by the SEC.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the fiscal year that coincides with the filing of our second Annual Report on Form 10-K. This assessment will need to include disclosure of the material weakness identified in our internal control over financial reporting. We will also be required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the filing of our second Annual Report on Form 10-K required to be filed with the SEC. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

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Additionally, the existence of the material weakness in internal control over financial reporting we identified may require management to devote significant time and incur significant expense to remediate the material weaknesses and management may not be able to remediate the material weaknesses in a timely manner. The existence of the material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements and cause us to fail to meet our reporting obligations, and may cause stockholders to lose confidence in our reported financial information, all of which could materially and adversely affect our business and the price of our Class A common stock. To comply with the requirements of being a public company, we may need to undertake various costly and time-consuming actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff which may adversely affect our business, financial position and results of operations.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws, rules and regulations that govern public companies. As a public company, we are subject to significant obligations relating to reporting, procedures and internal controls, and our management team may not successfully or efficiently manage such obligations. These obligations and scrutiny will require significant attention from our management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

Risks Related to Taxes

Changes in tax law, changes in our effective tax rate or exposure to additional income tax liabilities could affect our profitability and financial condition.

The taxing jurisdictions we are subject to or operate under may be subject to significant change. Changes in tax laws or tax rulings, or changes in interpretations of existing laws, could materially affect our financial position and results of operations. We carry out our business operations through entities in the United States and multiple foreign jurisdictions. As such, we are required to file corporate income tax returns that are subject to U.S. federal, state and foreign tax laws. Our U.S. federal, state and foreign tax liabilities are determined, in part, by the amount of operating profit generated in these different taxing jurisdictions. Our effective tax rate, earnings and operating cash flows could be adversely affected by changes in the mix of operating profits generated in countries with higher statutory tax rates as well as by the positioning of our cash balances globally. Similarly, if statutory tax rates or tax bases were to increase or if changes in tax laws, regulations or interpretations were made that impact us directly, our effective tax rate, earnings and operating cash flows could be adversely impacted. We are also required to evaluate the realizability of our deferred tax assets. This evaluation requires that our management assess the positive and negative evidence regarding sources of future taxable income. If management’s assessment regarding the realizability of our deferred tax assets changes, we will be required to increase our valuation allowance, which will negatively impact our effective tax rate and earnings. We are also subject to routine corporate income tax audits in multiple jurisdictions. Our provision for income taxes includes amounts intended to satisfy income tax assessments that may result from the examination of our corporate tax returns that have been filed in these jurisdictions. The amounts ultimately paid upon resolution of these examinations could be materially different from the amounts included in the provision for income taxes and result in additional tax expense and operating cash outflows.

We may be adversely impacted by risks related to uncertain tax positions and are subject to tax related audits which could result in unfavorable outcomes and negatively impact our profitability.

We are subject to income taxes in the United States and various foreign jurisdictions. Our tax filings are based on our interpretation of complex tax laws and regulations, and we may take positions that are subject to

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significant judgment and uncertainty. Under Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), now codified in Accounting Standards Codification (“ASC”) 740-10, we are required to evaluate and disclose uncertain tax positions that may not be sustained upon examination by taxing authorities.

If our tax positions are challenged, we may be required to pay additional taxes, penalties, or interest, which could materially impact our financial condition and results of operations. Additionally, changes in tax laws, regulations, or interpretations, or adverse outcomes in tax audits or litigation, could result in the recognition of previously unrecognized tax benefits or the reversal of deferred tax assets.

The resolution of uncertain tax positions may also affect the timing and accuracy of our financial reporting and disclosures, and could lead to restatements or increased scrutiny from regulators and investors.

If the Organizational Transactions and its related transactions were to fail to qualify for non-recognition treatment for U.S. federal income tax purposes, then Madison Industries International, an affiliate of Holdings, and the Company could be subject to significant tax liabilities.

The Organizational Transactions and related transactions, and the adherence by Madison Industries International and us to the terms of the Tax Management Agreement, are intended for the Organizational Transactions and its related transactions to qualify for non-recognition of gain or loss to Madison Industries International and its equity holders pursuant to Section 355 of the Code. However, no ruling from the IRS regarding these matters will be obtained and no assurance can be given that the IRS will not challenge the anticipated U.S. tax treatment or that a court would not sustain such a challenge.

If the IRS ultimately determines that the Organizational Transactions are taxable, Madison Industries International and the Company could incur significant U.S. federal income tax liabilities, and the Company could have an indemnification obligation to Madison Industries International. For a more detailed discussion, see “—We could have an indemnification obligation to Madison Industries International if the Organizational Transactions do not qualify for non-recognition treatment, which could materially adversely affect our financial condition.”

We have agreed in the Tax Management Agreement to indemnify Madison Industries International for any taxes (and any related costs and other damages) resulting from the Organizational Transactions, to the extent such amounts were to result from (i) an acquisition after the distribution of all or a portion of our equity securities, whether by merger or otherwise (and regardless of whether we participated in or otherwise facilitated the acquisition), (ii) other actions or failures to act by us or (iii) any of the representations or undertakings contained in any of the separation-related agreements being incorrect or violated. Any such indemnity obligations could be material and could materially affect our business and financial statements. See “Certain Relationships and Related Party Transactions—Separation Agreement and Tax Management Agreement.”

We could have an indemnification obligation to Madison Industries International if the Organizational Transactions do not qualify for non-recognition treatment, which could materially adversely affect our financial condition.

Generally, taxes resulting from the failure of the Organizational Transactions to qualify for non-recognition treatment for U.S. federal income tax purposes would be imposed on Madison Industries International or Madison Industries International’s equity holders. However, under the Tax Management Agreement, we could be required, under certain circumstances, to indemnify Madison Industries International and its affiliates against all tax-related liabilities caused by those failures, to the extent those liabilities result from an action we or our affiliates take or from any breach of our or our affiliates’ representations, covenants or obligations under the Tax Management Agreement or any other agreement we enter into in connection with the Organizational Transactions. Events triggering an indemnification obligation under the Tax Management Agreement include events occurring after the Organizational Transactions that cause Madison Industries

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International to recognize a gain under Section 355 of the Code. See “Certain Relationships and Related Party Transactions—Separation Agreement and Tax Management Agreement.”

The services that Madison Industries International provides to us may not be sufficient to meet our needs, which may result in increased costs and otherwise adversely affect our business.

Pursuant to the Tax Services Agreement, we expect Madison Industries International to continue to provide us with certain tax-related services for a transitional period in exchange for the fees specified in the Tax Services Agreement between us and Madison Industries International. If we no longer receive these services from Madison Industries International due to the termination of the Tax Services Agreement or otherwise, we may not be able to find appropriate third-party arrangements at a reasonable cost (and any such costs may be higher than those charged by Madison Industries International). See the section entitled “Certain Relationships and Related Party Transactions—Management Advisory and Consulting Services and Tax Services Agreement.”

Risks Relating to Our Indebtedness

Our substantial indebtedness could materially adversely affect our financial condition.

We have a substantial amount of indebtedness, which requires significant interest and principal payments. For the fiscal years ended December 31, 2025, 2024 and 2023 (without giving Pro Forma effect to the AprilAire Acquisition), our cash debt service requirements were an aggregate of $     million, $318.9 million and $279.1 million, respectively. Of our cash debt service requirements (without giving Pro Forma effect to the AprilAire Acquisition), $     million, $26.0 million and $26.9 million, respectively, related to the payment of principal, and $     million, $292.9 million and $252.2 million, respectively, related to the payment of interest, with respect to the fiscal years ended December 31, 2025, 2024 and 2023. Our cash flows from operating activities from continuing operations (without giving Pro Forma effect to the AprilAire Acquisition), inclusive of the interest payments described above, amounted to $     million, $220.4 million and $237.5 million for the fiscal years ended December 31, 2025, 2024 and 2023, respectively. Cash payments to service our debt (without giving Pro Forma effect to the AprilAire Acquisition) represented approximately      %, 62% and 57% of our cash flows from operations (before giving effect to the interest payments) for the fiscal years ended December 31, 2025, 2024 and 2023, respectively. After giving effect to this offering and the use of proceeds therefrom described elsewhere in this prospectus, we expect our annual cash debt service requirements to be an aggregate of approximately $     million, of which $     million will relate to principal payments and $     million will relate to interest payments.

As of     , 2025, we had total current and long-term indebtedness of $    million pursuant to the Credit Agreement, including (i) the $     million initial term loan facility (the “Term Loan Facility”), (ii) the approximately $     million incremental term loan facility (the “Incremental Term Loan Facility”) and (iii) the $     million revolving credit facility (the “Revolving Credit Facility”). In addition, we have $700.0 million aggregate principal amount of 4.125% Senior Secured Notes due 2028 (the “Secured Notes”), issued pursuant to the Indenture dated as of June 21, 2021, by and among Madison IAQ and U.S. Bank National Association as trustee and collateral trustee (the “Secured Notes Indenture”) and the $1,035.0 million aggregate principal amount of 5.875% Senior Notes due 2029 (the “Unsecured Notes,” together with the Secured Notes, the “Notes”), issued pursuant to the Indenture dated as of June 21, 2021, by and among Madison IAQ and U.S. Bank National Association, as trustee (the “Unsecured Notes Indenture,” together with the Secured Notes Indenture, the “Indentures”). As of     , 2025, we had $     million of borrowing capacity under our Revolving Credit Facility. The lenders under the Credit Agreement and holders of the Secured Notes hold a security interest in substantially all of our and our domestic subsidiaries’ assets. Our indebtedness, or any additional indebtedness we may incur, could require us to divert funds identified for other purposes for debt service and impair our liquidity position. If we cannot generate sufficient cash flow from operations to service our existing or future debt, we may need to refinance our debt, dispose of assets, or issue equity to obtain necessary funds. We do not know whether we will be able to take any of these actions on a timely basis, on terms satisfactory to us or at all.

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Our existing and future indebtedness, the cash flow needed to satisfy our debt and the covenants contained in our Credit Agreement, and the financing documentation governing any of our future indebtedness, could have important consequences, including:

•

limiting funds otherwise available for financing our capital expenditures by requiring us to dedicate a portion of our cash flows from operations to the repayment of debt and the interest on that debt;

•	limiting our ability to incur additional indebtedness;

•	limiting our ability to capitalize on significant business opportunities;

•	making us more vulnerable to rising interest rates; and

•	making us more vulnerable in the event of a downturn in our business.

Our level of indebtedness may place us at a competitive disadvantage to our competitors that are not as highly leveraged. Fluctuations in interest rates can increase borrowing costs. Increases in interest rates may directly impact the amount of interest we are required to pay and reduce earnings accordingly. In addition, developments in tax policy, such as the disallowance of tax deductions for interest paid on outstanding indebtedness, could have an adverse effect on our liquidity and our business, financial conditions and results of operations. Further, our Credit Agreement contains customary affirmative and negative covenants and certain restrictions on operations that could impose operating and financial limitations and restrictions on us, including restrictions on our ability to enter into particular transactions and to engage in other actions that we may believe are advisable or necessary for our business. Our Term Loan Facility and our Incremental Term Loan Facility are also subject to mandatory prepayments in certain circumstances, including a requirement to make a prepayment with a certain percentage of our excess cash flow. This excess cash flow payment, and other future required prepayments, would reduce our cash available for investment in our business.

We expect to use cash flow from operations to meet current and future financial obligations, including funding our operations, debt service requirements and capital expenditures. The ability to make these payments depends on our financial and operating performance, which is subject to prevailing economic, industry and competitive conditions and to certain financial, business, economic and other factors beyond our control.

If the financial institutions that are lenders under the Revolving Credit Facility fail to extend credit under the facility, our liquidity and results of operations may be adversely affected.

One of our sources of liquidity is the Revolving Credit Facility. Each financial institution that is a lender under the Revolving Credit Facility is responsible on a several but not joint basis for providing a portion of the loans to be made under the facility. If any participant or group of participants with a significant portion of the commitments under the Revolving Credit Facility fails to satisfy its or their respective obligations to extend credit under the facility and we are unable to find a replacement for such participant or participants on a timely basis (if at all), our liquidity may be adversely affected.

We are able to incur substantial additional indebtedness and may be able to make certain restricted payments, which could further exacerbate the risks associated with our current indebtedness.

We are able to incur significant additional indebtedness. Although our Credit Agreement and Bond Indentures contain restrictions on the incurrence of indebtedness and liens, these restrictions are subject to a number of important qualifications and exceptions, and the additional indebtedness and liens incurred in compliance with these restrictions could be substantial.

Our Credit Agreement and Bond Indentures permit us to incur certain additional indebtedness, including liabilities that do not constitute indebtedness, as defined in the Credit Agreement. We may also consider investments in joint ventures or acquisitions, which may increase our indebtedness. In addition, the Credit

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Agreement does not restrict our ability to incur additional indebtedness outside of the credit group set forth in the Credit Agreement. If new debt is added to our currently anticipated indebtedness levels, the related risks that we face could intensify.

We may not be able to generate sufficient cash flow to service all of our indebtedness, and we may be required to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

Our ability to make any future scheduled payments or to refinance any future outstanding debt obligations depends on our financial and operating performance, which will be affected by prevailing economic, industry and competitive conditions as well as financial, business and other factors beyond our control. We may not be able to maintain a sufficient level of cash flow from operating activities to permit us to pay the principal, premium, if any, and interest on our indebtedness. Any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could also harm our ability to incur additional indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or seek to restructure or refinance our indebtedness. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such cash flows and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service obligations. The financing documents governing our Credit Agreement and Bond Indentures include certain restrictions on our ability to conduct asset sales and use the proceeds from asset sales for general corporate purposes. We may not be able to consummate these asset sales to raise capital or sell assets at prices and on terms that we believe are fair and any proceeds that we do receive may not be adequate to meet any debt service obligations then due. If we cannot meet our debt service obligations, the holders of our indebtedness may accelerate such indebtedness and, to the extent such indebtedness is secured, foreclose on our assets. In such an event, we may not have sufficient assets to repay all of our indebtedness.

The terms of our Credit Agreement and Bond Indentures restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

Our Credit Agreement and Bond Indentures contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests, including restrictions on our ability to:

•	incur certain additional indebtedness or other contingent liabilities;

•	pay dividends on or make distributions in respect of capital stock or repurchase or redeem capital stock;

•	prepay, redeem or repurchase certain indebtedness;

•	make loans and investments;

•	sell, lease, assign, transfer or otherwise dispose of assets, including capital stock of restricted subsidiaries;

•	create liens;

•	enter into transactions with affiliates;

•	enter into agreements restricting the ability of our subsidiaries to pay dividends; and

•	consolidate, merge or sell all or substantially all of our assets.

You should read the discussion under the heading “Description of Certain Indebtedness” for further information about these and other applicable covenants.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

The restrictive covenants in the financing documents governing our Credit Agreement and Bond Indentures require us to maintain specified financial ratios and satisfy other financial condition tests to the extent applicable. Our ability to meet those financial ratios and tests can be affected by events beyond our control.

A breach of the covenants or restrictions under our Credit Agreement and Bond Indentures could result in an event of default under such agreement. Such an event of default may allow the creditors to accelerate the related debt, which may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event the holders of our indebtedness accelerate the repayment, we may not have sufficient assets to repay that indebtedness or be able to borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms acceptable to us. As a result of these restrictions, we may be (i) limited in how we conduct our business, (ii) unable to raise additional debt or equity financing to operate during general economic or business downturns or (iii) unable to compete effectively or to take advantage of new business opportunities.

These restrictions, along with restrictions that may be contained in agreements evidencing or governing other future indebtedness, may affect our ability to grow in accordance with our growth strategy.

Our high level of indebtedness may hinder our ability to negotiate favorable terms with our suppliers, which could negatively impact our operating performance and, thus, could make it more difficult for us to generate cash flow sufficient to satisfy all of our obligations under our indebtedness.

Our high level of indebtedness may adversely affect our credit profile or rating, which may adversely affect our ability to negotiate favorable trade terms from our current or future suppliers, including pricing, payment, delivery, inventory, transportation, defective and marketing allowances, and other terms, and may increase our need to support merchandise purchases with letters of credit. We may also be unable to negotiate favorable trade terms for our current or future service and non-merchandise vendors, including vendors that assist us in critical aspects of the business such as transportation and logistics, supplies, professional services, insurance and risk management, procurement, marketing and advertising, online operations, and IT. This could negatively impact the profitability of our business and our ability to effectively compete against competitors. As a result, our high level of indebtedness could adversely affect the profitability of our business, which could make it more difficult for us to generate cash flow and may negatively affect our results of operations.

We may be unable to refinance our indebtedness.

We may need to refinance all or a portion of our indebtedness before or at maturity. However, we may not be able to refinance any of our indebtedness on commercially reasonable terms or at all. Additionally, we may not be able to obtain sufficient funds to enable us to repay or refinance our debt obligations on commercially reasonable terms, or at all.

We may need additional financing in the future to meet our capital needs, strategic objectives or repay our existing debt. Our failure to raise additional capital or generate cash flows necessary to expand our operations, make opportunistic acquisitions, invest in new technologies in the future and refinance or repay our existing indebtedness as it becomes due could reduce our ability to compete successfully and harm our results of operations.

We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms or at all. For example, we may need funds to increase our investments in research and development activities, to make acquisitions or otherwise grow our business or to refinance or repay existing debt, a significant portion of which matures in the near term, including (i) $2,451.0 million under the Term Loan facility, which matures in 2028, (ii) $700.0 million under the Secured Notes, which mature in 2028 and (iii) $1,035.0 million under the Unsecured Notes, which mature in 2029. If we raise additional equity financing, our security holders may experience significant dilution of their ownership interests. If we engage in additional debt

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:

•	develop and enhance our products;

•	continue to expand our product development, sales and marketing organizations;

•	hire, train and retain employees;

•	respond to competitive pressures or unanticipated working capital requirements; or

•	pursue acquisition opportunities.

In addition, our Credit Agreement also limits our ability to incur certain additional debt and if we are not able to satisfy any of the applicable qualifications and exceptions to these limitations, we would have to amend our Credit Agreement or issue additional equity to raise capital. If we issue additional equity, your interest in us will be diluted.

Risks Related to Our Class A Common Stock and This Offering

The dual-class structure of our common stock has the effect of concentrating voting control with the Parent Entities, which will limit your ability to influence the outcome of all corporate decisions, including important transactions such as a change in control, and the Parent Entities’ interests may conflict with ours or yours in the future.

Our Class A common stock, which is the stock we are offering by means of this prospectus, has one vote per share, and our Class B common stock has 10 votes per share. Assuming the offering size as set forth on the cover of this prospectus, immediately following this offering, the Parent Entities will control approximately     % of the voting power of our outstanding common stock (or     % if the underwriters exercise in full their option to purchase additional shares), which means that, based on their percentage voting power controlled after the offering, the Parent Entities will control the vote of all matters submitted to a vote of our stockholders. This control will enable the Parent Entities to control the election of the members of the Board and all other corporate decisions. Even when the Parent Entities cease to control a majority of the total voting power, for so long as the Parent Entities continue to own even a relatively small percentage of our common stock, the Parent Entities will still be able to significantly influence the composition of our Board and the approval of actions requiring stockholder approval. Accordingly, for such period of time, the Parent Entities will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers, decisions on whether to raise future capital and amendments to our certificate of incorporation and bylaws, which govern the rights attached to our common stock. In particular, for so long as the Parent Entities continue to own even a relatively small percentage of our common stock, the Parent Entities will be able to cause or prevent a change of control of us or a change in the composition of our Board and could preclude any unsolicited acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of Class A common stock as part of a sale of us and ultimately might affect the market price of our Class A common stock.

Future transfers by the holder of Class B common stock will generally result in those shares converting into shares of Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning or charitable purposes. For a description of the dual-class structure, see the section entitled “Description of Capital Stock.”

We cannot predict the impact our dual-class structure may have on our stock price or our business.

We cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A common stock, adverse publicity or other adverse consequences. The dual-class structure of our common

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

stock may make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices would not invest in our Class A common stock. In addition, it is unclear what effect, if any, such policies will have on the valuations of publicly traded companies excluded from such indices, but it is possible that they may adversely affect valuations, as compared to similar companies that are included. Due to the dual-class structure of our common stock, we may be excluded from certain indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices may preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock may be adversely affected.

Our Founder controls us, and his interests may conflict with ours or yours in the future.

Immediately following this offering, our Founder, through his control of the Parent Entities, will control approximately    % of the voting power our outstanding common stock, or     % if the underwriters exercise in full their option to purchase additional shares, which means that, based on its percentage voting power held after the offering, the Parent Entities will control the vote of all matters submitted to a vote of our Board or stockholders, which will enable it to control the election of the members of the Board and all other corporate decisions. Our Founder controls the vote and disposition of all of the shares held by the Parent Entities. In addition, our bylaws will provide that the Parent Entities will have the right to designate the Chairman of the Board for so long as the Parent Entities beneficially own at least     % of the voting power of the then outstanding shares of our capital stock then entitled to vote generally in the election of directors. Even when the Parent Entities cease to own shares of our stock representing a majority of the total voting power, for so long as the Parent Entities continue to own even a relatively small portion of our stock, the Parent Entities will still be able to control the composition of our Board, including the right to designate the Chairman of our Board, and the approval of actions requiring stockholder approval. Accordingly, for such period of time, the Parent Entities will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers, decisions on whether to raise future capital and amendments to our charter and bylaws, which govern the rights attached to our capital stock. In particular, for so long as the Parent Entities continue to own even a relatively small percentage of our stock, the Parent Entities will be able to cause or prevent a change of control of us or a change in the composition of our Board, including the selection of the Chairman of our Board, and could preclude any unsolicited acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of Class A common stock as part of a sale of us and ultimately might affect the market price of our Class A common stock.

In connection with this offering, we will enter into the Stockholders’ Agreement, pursuant to which, for so long as our Founder beneficially owns more than     % of the voting power of our outstanding common stock, our Founder will have the right to consent to or veto (i) charter and bylaw amendments or waiving any provision thereto; (ii) altering the size or composition of the board and creating board committees; (iii) certain fundamental corporate transactions, such as mergers or acquisitions, consolidations, change of control transactions, recapitalization, dissolution, divestiture, sale or disposition of assets; and (iv) various other matters related to our business operations and corporate governance. See the section entitled “Certain Relationships and Related Party Transactions—Related Party Transactions—Stockholders’ Agreement” for more details with respect to the Stockholders’ Agreement.

The Stockholders’ Agreement will also provide the Parent Entities the right to designate (i) all of the nominees for election to our Board for so long as the Parent Entities beneficially own more than 50% of the Original Amount; (ii) a number of directors (rounded up to the nearest whole number) equal to 50% of the total directors for so long as the Parent Entities beneficially own more than 40% and up to 50% of the Original Amount; (iii) a number of directors (rounded up to the nearest whole number) equal to 40% of the total directors for so long as the Parent Entities beneficially own over 30% and up to 40% of the Original Amount; (iv) a number of directors (rounded up to the nearest whole number) equal to 30% of the total directors for so long as

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

the Parent Entities beneficially own more than 20% and up to 30% of the Original Amount; and (v) a number of directors (rounded to the nearest whole number) equal to 20% of the total directors for so long as the Parent Entities beneficially own more than 10% and up to 20% of the Original Amount. As a result, the Parent Entities may have representation on the Board that is disproportionate to its beneficial ownership. The Stockholders’ Agreement will also provide that the Parent Entities may assign such right to an affiliate of the Parent Entities. The Stockholders’ Agreement will prohibit us from increasing or decreasing the size of our Board without the prior written consent of the Parent Entities. Additionally, Larry Gies will have the right to serve as a director, so long as Mr. Gies and certain entities affiliated with him beneficially own      % or more of the Original Amount (calculated on a fully diluted basis). The agreement will terminate at such time as the Parent Entities own less than 10% of the Original Amount.

Our Founder and his affiliates engage in a broad spectrum of activities, including investments in the industrials and life science industries generally. In the ordinary course of their business activities, our Founder, the Parent Entities and their affiliates may engage in activities where their interests conflict with our interests or those of our other stockholders, such as investing in or operating businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Our certificate of incorporation to be effective in connection with the closing of this offering will provide that none of the Parent Entities, any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or their affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Our Founder, the Parent Entities and their affiliates also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, our Founder, the Parent Entities and their affiliates may have an interest in pursuing acquisitions, divestitures and other transactions that, in his judgment, could enhance his investment, even though such transactions might involve risks to you.

Our certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities.

Under our certificate of incorporation, neither our Founder nor any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, our certificate of incorporation will, to the fullest extent permitted by law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. For example, a director of our company who is also an officer, director, stockholder or affiliate of the Parent Entities, or any of their respective affiliates, may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations, or prospects if attractive corporate opportunities are allocated by the Parent Entities to themselves or their affiliates instead of to us. A description of our obligations related to corporate opportunities under our certificate of incorporation are more fully described in the section entitled “Description of Capital Stock—Conflicts of Interest.”

Upon listing of our shares on the     , we will be a “controlled company” within the meaning of the rules of the     and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections as those afforded to stockholders of companies that are subject to such governance requirements.

After completion of this offering, the Parent Entities will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

corporate governance standards of the    . Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our Board consist of independent directors;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to utilize some or all of these exemptions. As a result, the Compensation and Nominating Committee of our Board (our “Compensation and Nominating Committee”) may not consist entirely of independent directors, and our Compensation and Nominating Committee may not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the    .

We may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.

Subsequent to the application of net proceeds from this offering to partially repay borrowings under our Credit Agreement, our management will have broad discretion in the application of the remaining net proceeds, if any, from this offering, including for any of the purposes described in the section entitled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, the ultimate use may vary substantially from the currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment, and the failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected results, which could cause the price of our Class A common stock to decline.

The limited public float of our Class A common stock may result in significant price volatility and limited liquidity for our stockholders, and an active, liquid trading market for our Class A common stock may not develop, which may limit the ability of our stockholders to sell their shares.

Following the completion of this offering, there will be a limited public float of our Class A common stock, which may cause the price of our Class A common stock to be volatile. Due to our relatively small public float and the limited trading volume of our Class A common stock, purchases and sales of relatively small amounts of our Class A common stock may have a disproportionate effect on the market price of our Class A common stock. This volatility could prevent a stockholder seeking to sell our Class A common stock from being able to sell the shares at or above the price at which the shares were purchased. Further, for the two-year period following the consummation of the Organizational Transactions, we and the Parent Entities will be subject to specific restrictions on our and the Parent Entities’ ability to issue or sell stock or other securities (including securities convertible into our stock, but excluding certain compensatory arrangements), sell our assets outside the ordinary course of business and enter into any other corporate transaction which would cause us to undergo a 50% or greater change in our stock ownership. These restrictions may prevent us from conducting primary follow-on equity offerings that would increase our public float during this two-year period. As a result, our public float will remain limited for at least two years following this offering.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

In addition, prior to this offering, there was no public market for our Class A common stock. Although we intend to apply to list our Class A common stock on the    under the symbol “    ,” an active trading market for our Class A common stock may never develop or be sustained following this offering. The initial public offering price will be determined by negotiations between us and the underwriters and may not be indicative of market prices of our Class A common stock that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control.

The failure of an active and liquid trading market to develop and continue could likely have a material adverse effect on the value of our Class A common stock. The market price of our Class A common stock may decline below the initial public offering price, and you may not be able to sell your shares of our Class A common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by issuing shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Provisions of our corporate governance documents could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

In addition to our Founder’s beneficial ownership of     % of our Class B common stock after this offering (or     %, if the underwriters exercise in full their option to purchase additional shares), our certificate of incorporation and bylaws to be effective in connection with the closing of this offering, and the Delaware General Corporation Law (the “DGCL”), contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Among other things, these provisions:

•

allow us to authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include supermajority voting, special approval, dividend or other rights or preferences superior to the rights of stockholders;

•	provide for a classified board of directors with staggered three-year terms;

•

provide that, for as long as the Parent Entities beneficially own, in the aggregate, at least 40% in voting power of the stock entitled to vote generally in the election of directors, the Parent Entities may remove directors without cause and at any time when the Parent Entities beneficially own, in the aggregate, less than 40    % in voting power of the stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class;

•

prohibit stockholder action by written consent from and after the date on which the Parent Entities beneficially own, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors;

•

provide that for as long as the Parent Entities beneficially own, in the aggregate, at least 40% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission, or repeal of our bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our capital stock, and at any time when the Parent Entities beneficially own, in the aggregate, less than 40% in voting power of all outstanding shares entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of our capital stock entitled to vote thereon, voting together as a single class; and

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

•

establish advance notice requirements for nominations for elections to our Board or for proposing matters that can be acted upon by stockholders at stockholder meetings; provided, however, at any time when the Parent Entities beneficially own, in the aggregate, at least     % of our outstanding Class B common stock, such advance notice procedure will not apply to it.

Our certificate of incorporation to be effective in connection with the closing of this offering will contain a provision that provides us with protections similar to Section 203 of the DGCL, and will prevent us from engaging in a business combination with a person (excluding our Founder and any of his direct or indirect transferees and any group as to which such persons are a party) who acquires at least     % of our common stock for a period of three years from the date such person acquired such Class A common stock, unless board or stockholder approval is obtained prior to the acquisition. These provisions could discourage, delay or prevent a transaction involving a change in control of the Company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect new directors and cause us to take other corporate actions you desire, including actions that you may deem advantageous, or negatively affect the trading price of our common stock. In addition, because our Board is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.

These and other provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our Board or initiate actions that are opposed by our then-current Board, such as delaying or impeding a merger, tender offer or proxy contest involving the Company. The existence of these provisions could negatively affect the price of our Class A common stock and limit opportunities for you to realize value in a corporate transaction.

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders and the federal district courts of the United States as the exclusive forum for litigation arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our certificate of incorporation to be effective in connection with the closing of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim against us that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, and our certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum and to the fullest extent permitted by law, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. While it remains uncertain whether federal or state courts will follow the holding of the Delaware Supreme Court or determine that our federal forum provision should be enforced in a particular case, application of our federal forum provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and our certificate of incorporation will provide that neither the exclusive forum provision nor our federal forum provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

Our certificate of incorporation will further provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the provisions of our certificate of incorporation described above. The forum selection clause in our amended and restated certificate of incorporation may have the effect of discouraging lawsuits against us, our directors, officers or employees and may limit our stockholders’ ability to obtain a favorable judicial forum for such disputes; however, our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. If the enforceability of our forum selection provisions were to be challenged, we may incur additional costs associated with resolving such challenge. While we currently have no basis to expect any such challenge would be successful, if a court were to find our forum selection provisions to be inapplicable or unenforceable with respect to one or more of these specified types of actions or proceedings, we may incur additional costs associated with having to litigate in other jurisdictions, which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects and result in a diversion of the time and resources of our employees, management and Board. See the section entitled “Description of Capital Stock—Exclusive Forum” included elsewhere in this prospectus for more detail.

If you purchase shares of our Class A common stock in this offering, you will suffer immediate and substantial dilution of your investment relative to tangible book value.

The initial public offering price of our Class A common stock is substantially higher than the Pro Forma net tangible book value per share of our Class A common stock. Therefore, if you purchase shares of our Class A common stock in this offering, you will pay a price per share that substantially exceeds our Pro Forma net tangible book value per share after this offering. Based on an assumed initial public offering price of $     per share, the mid-point of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $    per share, representing the difference between our Pro Forma net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of our Class A common stock in this offering will have contributed  % of the aggregate price paid by all purchasers of our Class A common stock but will own only approximately % of our Class A common stock outstanding after this offering. See the section entitled “Dilution” included elsewhere in this prospectus for more detail.

Future issuances of our Class A common stock could result in significant dilution to our stockholders, dilute the voting power of our Class A common stock and depress the market price of our Class A common stock.

Future issuances of our Class A common stock could result in dilution to existing holders of our Class A common stock. Such issuances, or the perception that such issuances may occur, could depress the market price of our Class A common stock. We may issue additional equity securities from time to time, including equity securities that could have rights senior to those of our Class A common stock. As a result, purchasers of shares of Class A common stock in this offering bear the risk that future issuances of equity securities may reduce the value of their shares and dilute their ownership interests. Also, to the extent outstanding stock-based awards are issued or become vested, there will be further dilution to the holders of our Class A common stock. Furthermore, we may issue additional shares of Class A common stock as consideration in connection with future acquisitions, which would result in further dilution to the holders of our Class A common stock.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

A significant portion of our Class A common stock is restricted from immediate resale but may be sold into the market in the future. This could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our Class A common stock in the public market could occur at any time following the expiration of the lock-up period. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Class A common stock. After this offering, we will have      outstanding shares of Class A common stock based on the number of Class A shares outstanding as of     , 2025. Following the consummation of this offering, shares that are not being sold in this offering will be subject to a 180-day lock-up period provided under lock-up agreements executed in connection with this offering, as described in the section entitled “Underwriting” included elsewhere in this prospectus, and restricted from immediate resale under the federal securities laws, as described in the section entitled “Shares Eligible for Future Sale” included elsewhere in this prospectus. All of these shares of Class A common stock will, however, be able to be resold after the expiration of the lock-up period, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up agreement by      on behalf of the underwriters. We also intend to register shares of Class A common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements. As restrictions on resale end, the market price of our Class A common stock could decline if the holders of currently restricted Class A common stock sell them or are perceived by the market as intending to sell them. However, certain holders of our Class A common stock may be subject to additional restrictions on resale. For more information see “Restrictions imposed to preserve the tax-free treatment of the Organizational Transactions may significantly limit our ability to raise capital and pursue strategic transactions for at least two years following this offering, and any breach of these restrictions could result in significant tax liabilities.”

Additionally, as further described in the section entitled “Certain Relationships and Related Party Transactions—Related Party Transactions—Registration Rights Agreement,” we are party to a registration rights agreement with the Parent Entities in connection with this offering, pursuant to which, in certain circumstances following the expiration of the 180-day lock-up period, the Parent Entities may require us to effect the registration of its shares on a registration statement, and Parent will be entitled to participate in such registered offerings. If the Parent Entities exercise their rights under the Registration Rights Agreement to resell a significant amount of their shares of our common stock, we will not receive any proceeds from those offerings and the market price of our Class A common stock could decline.

The market price of our Class A common stock may be volatile or may decline steeply or suddenly regardless of our operating performance. You may not be able to resell your shares at or above the initial public offering price and may lose all or part of your investment.

There has been no prior public market for our Class A common stock prior to our initial public offering. The initial public offering price for our Class A common stock will be determined through negotiations among the underwriters and us, and may vary from the market price of our Class A common stock following this offering. If you purchase shares of Class A common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. The market price of our Class A common stock may fluctuate or decline significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our revenues or other operating results;

•	variations between our actual operating results and the expectations of securities analysts, investors, and the financial community;

•

any forward-looking financial or operating information we may provide to the public or securities analysts, any changes in this information or our failure to meet expectations based on this information;

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

•

actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow us or our failure to meet these estimates or the expectations of investors;

•

additional shares of Class A common stock being sold into the market by us or our existing stockholders, or the anticipation of such sales, including if existing stockholders sell shares into the market when the applicable “lock-up” periods end;

•	announcements by us or our competitors of significant products or features, innovations, acquisitions, strategic partnerships, joint ventures, capital commitments, divestitures, or other dispositions;

•	loss of relationships with significant suppliers or other customers;

•	changes in operating performance and stock market valuations of companies in our industry, including our competitors;

•	difficulties in integrating any new acquisitions we may make;

•	loss of services from members of management or employees or difficulty in recruiting additional employees;

•	deterioration of economic conditions in the United States and reduction in demand for our products;

•	price and volume fluctuations in the overall stock market, including as a result of general economic trends;

•	lawsuits threatened or filed against us, or events that negatively impact our reputation; and

•	developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies.

In addition, extreme price and volume fluctuations in the stock markets have affected and continue to affect the stock prices of many companies. Often, their stock prices have fluctuated in ways unrelated or disproportionate to their operating performance. In the past, stockholders have filed securities class action litigation against companies following periods of market volatility. Such securities litigation, if instituted against us, could subject us to substantial costs, divert resources and the attention of management from our business and seriously harm our business.

Because we have no current plans to pay regular cash dividends on our Class A common stock following this offering, you will not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.

We do not anticipate paying any regular cash dividends on our Class A common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions, opportunities to invest as opposed to paying a dividend and other factors that our Board may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur, including under our Credit Agreement. Therefore, any return on investment in our Class A common stock is solely dependent upon the appreciation of the price of our Class A common stock on the open market, which may not occur. See the section entitled “Dividend Policy” included elsewhere in this prospectus for more detail.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our shares or if our results of operations do not meet their expectations, the stock price and trading volume of our Class A common stock could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our Class A common stock to decline. Moreover, if one or more of the analysts who cover us downgrade our Class A common stock, or if our results of operations do not meet their expectations, the price of our Class A common stock could decline.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Class A common stock, which could depress the price of our Class A common stock.

Our certificate of incorporation will authorize us to issue one or more series of preferred stock. Our Board will have the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our Class A common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our Class A common stock at a premium to the market price and materially adversely affect the market price and the voting and other rights of the holders of our Class A common stock.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “positions,” “likely,” “target,” “goal,” “strategy” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, margin expansion, growth rates and financial results or our plans and objectives for future operations, growth initiatives or strategies are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

•	our estimates of the size of the markets we serve, including our total addressable market and the runway for growth in those markets, prove to be inaccurate;

•	an inability to reduce or effectively manage our significant indebtedness and interest expense, including through the use of proceeds from this offering and any future financings or refinancings;

•	a failure to develop and maintain effective internal control over financial reporting, including a failure to design and implement sufficient controls to remediate our material weaknesses

•	the markets into which we sell our products and services decline, do not grow as expected, experience cyclicality or shift towards products or services outside of our portfolio;

•	changes in the general economy, the housing market or other business conditions;

•	difficulties executing, integrating or realizing expected benefits from acquisitions, dispositions or joint ventures, or exposure to unexpected liabilities from such transactions;

•

the restrictions imposed on our ability to conduct primary follow-on equity offerings during the two-year period following the Organizational Transactions and associated limitations on our ability to raise equity capital to fund growth initiatives, acquisitions or other strategic opportunities;

•	increasing competitive pressures in our industry and the markets in which we operate;

•	difficulties implementing our 80/20 operating model or other strategies intended to improve organic growth, including our AI initiatives;

•	an inability to demonstrate or communicate the benefits of our Return on Air value proposition;

•	the loss of key customers;

•	delays, failures or other challenges in developing and commercializing new versions of our products or new features and accessories;

•	unsuccessful efforts to expand into adjacent markets;

•	supplier shortages, rising raw material costs or disruptions in our distribution network;

•	inconsistent practices, controls or decision-making arising from our decentralized organizational structure;

•	the incurrence of events causing an impairment of goodwill or other asset impairment charges;

•	disruption of our operations in our manufacturing facilities, wholesale locations or key customer operations, including as a result of tariffs or other trade policies;

•	failures to protect or defend our intellectual property, including trade secrets or proprietary know-how, or our infringement, misappropriation or other violations of others’ intellectual property;

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

•	operational disruptions at manufacturing, wholesale, or key customer locations, as well as labor shortages, disruptions or challenges in attracting and retaining qualified personnel;

•	geopolitical conflicts, cybersecurity attacks, natural disasters, climate change, weather and seasonality that disrupt operations or adversely impact demand;

•	changes in or noncompliance with varying domestic and foreign laws, regulations or government contracting requirements;

•	warranty claims, product liability matters, recall claims, litigation or other legal proceedings, including alleged intellectual property infringement claims;

•	violations of environmental, health and safety laws and regulations;

•	changes in government regulations, trade policies and tariffs;

•	decisions made by our Founder who controls us; and

•	other factors disclosed in the section entitled “Risk Factors” and elsewhere in this prospectus.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based on many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $    million (or approximately $     million if the underwriters’ option to purchase additional shares is exercised in full), assuming an initial public offering price of $     per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock and enable access to the public equity markets for us and our stockholders. We expect to use approximately $     million of the net proceeds of this offering (or $    million of the net proceeds of this offering if the underwriters’ option to purchase additional shares is exercised in full) to repay $    million of borrowings under our Credit Agreement with the remainder of such net proceeds to be used for general corporate purposes.

As of     , 2025, we had $      million, $      million and $      million outstanding under our Term Loan Facility, Revolving Credit Facility and Incremental Term Loan Facility, respectively. Under certain swap agreements, during the years ended December 31, 2025 and 2024, Madison IAQ paid a fixed rate ranging from 3.32% to 3.849% and received a rate of 1-month Term SOFR. As of December 31, 2025 and 2024, these swap agreements covered approximately     % and 42.8%, respectively, of borrowings under the Term Loan Facility. The variable interest rate portion of the Term Loan Facility is set at Term SOFR, subject to a 0.50% floor, plus an applicable margin of 2.50% (which is reduced by 0.25% in the event of the consummation of an initial public offering, including this offering). The Incremental Term Loan Facility rate is set at Term SOFR, subject to a 0.50% floor, plus an applicable margin of 2.75%. The interest rate on the Revolving Credit Facility is SOFR plus 2.50% (which is reduced by 0.25% in the event of the consummation of an initial public offering, including this offering). The Term Loan Facility matures on June 21, 2028, the Incremental Term Loan Facility matures on the earlier of (x) November 6, 2032 and (y) March 31, 2029 (unless, on or prior to such date, all indebtedness with respect to the Unsecured Notes is extended or refinanced to mature no earlier than the date that is 91 days later than November 6, 2032) and the Revolving Credit Facility matures on the earlier of (x) May 6, 2030 and (y) March 31, 2028 (unless, on or prior to such date, all indebtedness with respect to the Secured Notes is extended or refinanced to mature no earlier than the date that is 91 days later than May 6, 2030).

At this time, other than repayment of indebtedness under our Credit Agreement, we have not specifically identified a large single use for which we intend to use the net proceeds and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us. Pending use of the proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, investment-grade and interest-bearing instruments.

We may also use a portion of our net proceeds to acquire or invest in complementary businesses, products, services or technologies. However, we do not have agreements or commitments for any acquisitions or investments at this time.

The following table illustrates the expected application of the gross proceeds from this offering as described above.

(in millions)
Gross proceeds from offering	$
Underwriting discount
Net proceeds
Repayment of the Credit Agreement
General corporate purposes

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Each $1.00 increase or decrease in the assumed initial public offering price of $    per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $    million, assuming the number of shares of Class A common stock offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

Each 1,000,000 increase or decrease in the number of shares offered would increase or decrease the net proceeds to us from this offering by approximately $     million, assuming that the assumed initial public offering price per share for the offering remains at $    , which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us. Any future determination to pay dividends will be at the discretion of our Board, subject to compliance with requirements under Delaware law and covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board may deem relevant. Additionally, our Credit Agreement places restrictions on the ability of our subsidiaries to pay cash dividends or make distributions to us. See the section entitled “Description of Indebtedness.” Because we have no current plans to pay regular cash dividends on our common stock following this offering, you will not receive any return on investment unless you sell your Class A common stock for a price greater than what you paid for it.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

CAPITALIZATION

The following table describes our cash and cash equivalents and capitalization as of December 31, 2025, as follows:

•	on an actual basis; and

•

on a Pro Forma Adjusted basis, after giving effect to the Organizational Transactions, the sale of     shares of Class A common stock in this offering and the application of the net proceeds from this offering as set forth under “Use of Proceeds,” assuming an initial public offering price of $    per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

The capitalization in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with our consolidated financial statements and the related notes, “Unaudited Pro Forma Combined Financial Information,” “Use of Proceeds,” “Description of Capital Stock” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

As of , 2025
(in thousands except per share amounts)	Actual	Pro Forma Adjusted
Cash and Cash equivalents	$	$

Total debt, including current portion(1):
Term notes
Original issue discount on term notes
Senior notes
Senior secured notes
Revolving credit facility(2)
Equipment loans and finance leases
Deferred financing fees, net
Total debt
Less: Current maturities

Long-term debt

Stockholders’ equity:
Preferred stock, $ par value per share; no shares authorized, issued or outstanding, actual; shares authorized and no shares issued or outstanding, as adjusted
Class A common stock, par value per share, no shares issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted
Class B common stock, par value per share, no shares issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted
Additional paid-in capital
Accumulated deficit
Total stockholders’ equity

Total capitalization	$	$

(1)	Net of debt issuance costs of $ million and original issuance discount of $ million.
(2)	As of , 2025, $ million is available for borrowing under our Revolving Credit Facility.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

A $1.00 increase or decrease in the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization on a Pro Forma basis by approximately $    million, assuming the number of shares of Class A common stock offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

Each one million share increase or decrease in the number of shares of common stock offered in this offering would increase or decrease each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization on a Pro Forma basis by approximately $    million, based on an assumed initial public offering price of $    per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and table are based on    shares of our Class A common stock outstanding as of     , 2025 and excludes    shares of Class A common stock that may be issuable upon conversion of our Class B common stock on a one-for-one basis, and     shares of Class A common stock reserved for future issuance under the 2026 Plan.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

DILUTION

If you invest in our Class A common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock in this offering and the Pro Forma Adjusted net tangible book value per share of our Class A common stock immediately after this offering. We have presented dilution in Pro Forma Adjusted net tangible book value per share after this offering assuming that holders of our Class B common stock had all of their Class B common stock converted to newly issued shares of Class A common stock on a one-for-one basis in order to more meaningfully present the dilutive impact to the investors in this offering. We refer to the assumed conversion of all Class B common stock for shares of Class A common stock as described above in the previous sentence as the “Assumed Conversion.”

As of December 31, 2025, we had net tangible book value of $    million, or $    per share of Class A common stock. Net tangible book value per share is equal to our total tangible assets, less total liabilities, divided by the number of outstanding shares of our Class A common stock.

After giving effect to the Organizational Transactions, the sale of shares of Class A common stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us and the application of the net proceeds of this offering to repay $    million of outstanding borrowings as set forth under “Use of Proceeds,” at an assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover of this prospectus, and the Assumed Conversion, our Pro Forma Adjusted net tangible book value as of December 31, 2025 would have been $    million, or $    per share of Class A common stock. This represents an immediate increase in net tangible book value of $    per share of Class A common stock to our existing stockholders and an immediate dilution in net tangible book value of $    per share of Class A common stock to investors participating in this offering at the assumed initial public offering price.

The following table illustrates this per share dilution:

Assumed initial public offering price per share	$	$
Historical net tangible book value per share as of December 31, 2025(1)
Increase in net tangible book value per share attributable to the investors in this offering
Pro Forma Adjusted net tangible book value per share after giving effect to this offering(2)
Dilution in net tangible book value per share to the investors in this offering		$

(1)	The computation of Pro Forma Adjusted net tangible book value per share as of , 2025 prior to this offering is set forth below:

(in thousands, except per share data)
Book value of tangible assets	$
Less: total liabilities	$

Pro Forma Adjusted net tangible book value(a)	$

Shares of Class A common stock outstanding(a)	$

(a)	Gives pro forma effect to the Assumed Conversion.
(2)

Gives effect to the Organizational Transactions, including the issuance of Class A common stock and Class B common stock in exchange for preexisting equity interests and the allocation of Class B common stock to the Parent Entities, which are controlled by our Founder.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

A $1.00 increase or decrease in the assumed initial public offering price of $    per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase or decrease our Pro Forma Adjusted net tangible book value per share after this offering by $    , and would increase or decrease the dilution per share to the investors in this offering by $    , assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. Similarly, each increase or decrease of one million shares in the number of shares of Class A common stock offered by us would increase or decrease our Pro Forma Adjusted net tangible book value per share after this offering by $    and would increase or decrease dilution per share to investors in this offering by     , assuming the assumed initial public offering price, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us and the Assumed Conversion.

If the underwriters exercise their option to purchase additional shares in full, the Pro Forma Adjusted net tangible book value per share after this offering would be $     , and the dilution in Pro Forma Adjusted net tangible book value per share to new investors in this offering would be $    .

The following table presents, on a Pro Forma Adjusted basis as described above, as of December 31, 2025 after giving effect to the differences between our existing stockholders and the investors purchasing shares of our Class A common stock in this offering, with respect to the number of shares purchased, the total consideration paid to us, and the average price per share paid by our existing stockholders or to be paid to us by investors purchasing shares in this offering at an assumed offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the underwriting discount and estimated offering expenses payable by us, and gives effect to the Assumed Conversion.

	Shares of Class A common stock Purchased			Total Consideration			Average Price Per Share
	Number	Percentage		Amount	Percentage
Exiting Stockholders			%	$		%	$
New Investors
Total		100.0%		$	100.0%		$

A $1.00 increase or in the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $    million and increase or decrease the percent of total consideration paid by new investors by    %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting the underwriting discount and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. After giving effect to sales of shares in this offering, assuming the underwriters’ option to purchase additional shares is exercised in full, after giving effect to the Assumed Conversion, our existing stockholders would own approximately    % and our new investors would own approximately    % of the total number of shares of our Class A common stock outstanding after this offering.

In addition, to the extent we issue any additional stock options or any stock options are exercised, or we issue any other securities or convertible debt in the future, investors participating in this offering may experience further dilution.

Except as otherwise indicated, the above discussion and tables are based on    shares of our Class A common stock outstanding as of December 31, 2025, and excludes      shares of Class A common stock that may be issued upon conversion of our Class B common stock on a one-for-one basis, and     shares of Class A common stock reserved for future issuance under the 2026 Plan.

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UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The unaudited pro forma combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended, and should be read in conjunction with the accompanying notes. The unaudited pro forma combined financial information is presented to provide relevant information necessary for an understanding of the Company upon consummation of the AprilAire Acquisition and the Company’s initial public offering (collectively the “Transactions”), as further explained below.

AprilAire Acquisition

On May 6, 2025, the Company acquired 100% of the equity interests of AprilAire for $2,289.2 million in cash, $217.3 million in rollover equity, and $90.0 million in deferred consideration, subject to certain customary purchase price adjustments. The AprilAire Acquisition was primarily funded with proceeds from the issuance of the Fourth Amendment, which closed concurrently with the acquisition.

The unaudited pro forma combined financial information related to the AprilAire Acquisition has been prepared by the Company using the acquisition method of accounting in accordance with GAAP. The Company has been treated as the acquirer for accounting purposes, and thus accounts for the AprilAire Acquisition as a business combination in accordance with ASC Topic 805, Business Combinations (“ASC 805”). The valuations of the assets acquired and liabilities assumed, and therefore the purchase price allocations, are preliminary and have not yet been finalized as of the date of this prospectus. As a result of the foregoing, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma combined financial information.

Initial Public Offering

The unaudited pro forma combined financial information reflects the issuance and sale of our Class A common stock in this offering after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the intended use of the net proceeds to repay existing debt (with the remainder reflected as cash on the Company’s balance sheet), as described under “Use of Proceeds” (collectively, for purposes of this section, the “Initial Public Offering”).

The unaudited pro forma combined financial information has been derived from and should be read in conjunction with the following financial statements:

•	Madison Industries IAQ Solutions Corporation

•	Audited consolidated financial statements and related notes for the year ended December 31, 2025 and for the three years then ended, included elsewhere in this prospectus.

•	Research Products Corporation

•	Interim unaudited condensed consolidated financial statements and related notes of AprilAire as of and for the three months ended March 31, 2025, included elsewhere in this prospectus.

•	Audited historical consolidated financial statements and related notes of AprilAire, as of December 31, 2024 and for the two years then ended, included elsewhere in this prospectus.

•	Interim unaudited condensed consolidated financial statements and related notes of AprilAire for the period from April 1, 2025 to May 6, 2025, not included in this prospectus.

The unaudited pro forma combined statement of income for the year ended December 31, 2025 gives effect to the AprilAire Acquisition and the Initial Public Offering as if these occurred on January 1, 2025. The unaudited pro forma combined balance sheet as of     , 2025 gives effect to the Initial Public Offering as if it occurred on     , 2025. No adjustments related to the AprilAire Acquisition have been applied to the

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unaudited pro forma combined balance sheet as of     , 2025, as the AprilAire Acquisition is already reflected in the Company’s historical consolidated balance sheet as of     , 2025. Further information regarding the basis of presentation is provided in Note 1 to this unaudited pro forma combined financial information.

The pro forma adjustments are based upon available information and certain assumptions that management believes to be reasonable. The unaudited pro forma combined financial information is provided for illustrative and informational purposes only and does not purport to represent or be indicative of the consolidated results of operations or financial condition of the Company had the Transactions been completed as of the dates presented and should not be construed as representative of the future consolidated results of operations or financial condition of the Company.

The unaudited pro forma combined financial information does not reflect any expected cost savings, operating synergies or revenue enhancements that the Company may achieve as a result of the Transactions or the costs necessary to achieve any such cost savings, operating synergies or revenue enhancements. The unaudited pro forma combined financial information should be read in conjunction with the information contained in the sections entitled “Risk Factors,” “Forward-Looking Statements,” “Use of Proceeds,” “Capitalization,” “Dilution,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

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UNAUDITED PRO FORMA COMBINED BALANCE SHEET

As of    , 2025

(in thousands, except share and per share data)

	Madison Industries IAQ Solutions Corporation Historical	Transaction Accounting Offering Adjustments	Financing Adjustments	Madison Air Solutions Corporation Pro Forma Adjusted
Assets
Cash and cash equivalents
Accounts receivable, net of allowances of $ at , 2025
Inventories
Prepaid expenses and other current assets

Current assets
Property, plant and equipment, net
Goodwill
Other intangible assets, net
Other long-term assets

Total assets
Liabilities and Stockholders’ equity
Accounts payable
Customer deposits and deferred revenue
Accrued expenses and other current liabilities
Current maturities of long-term debt

Current liabilities
Long-term debt
Deferred income taxes
Other long-term liabilities

Total liabilities
Stockholders’ equity
Common stock, par value $ per share, shares authorized; issued and outstanding at , 2025, historical; no shares authorized, issued or outstanding, Pro Forma Adjusted
Class B common stock, $ par value per share; no shares authorized, issued or outstanding, historical; shares authorized, shares issued and outstanding, Pro Forma Adjusted
Class A common stock, $ par value per share; no shares authorized, issued or outstanding, historical; shares authorized, shares issued and outstanding,
Retained earnings
Accumulated other comprehensive income (loss)
Noncontrolling interests

Total stockholders’ equity

Total liabilities and stockholders’ equity

See the accompanying notes to the unaudited pro forma combined financial information

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UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

For the Twelve Months Ended December 31, 2025

(in thousands, except share and per share amounts)

	Madison Industries IAQ Solutions Corporation Historical	AprilAire Acquisition	Transaction Accounting Adjustments AprilAire Acquisition	Pro Forma	Transaction Accounting Offering Adjustments	Financing Adjustments	Madison Air Solutions Corporation Pro Forma Adjusted
	For the twelve months ended December 31, 2025	For the period of January 1 to May 6, 2025
Net sales
Cost of goods sold

Gross profit
Operating expenses
Selling, general and administrative expenses
Restructuring expenses
Other operating expenses

Total operating expenses

Operating income
Interest and financing expenses
Other (income) expense

Income (loss) from continuing operations before income taxes
Income tax expense (benefit)

Net income (loss)
Less: Net income (loss) attributable to noncontrolling interests

Net income (loss) attributable to Madison Industries IAQ Solutions Corporation
Common stock
(Loss) earnings per share, basic and diluted
Weighted average shares outstanding, basic and diluted
Class A common stock
(Loss) earnings per share, basic and diluted
Weighted average shares outstanding, basic and diluted
Class B common stock
(Loss) earnings per share, basic and diluted
Weighted average shares outstanding, basic and diluted

See the accompanying notes to the unaudited pro forma combined financial information

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NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Note 1. Basis of Presentation

The unaudited pro forma combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended, and is presented to provide relevant information necessary for an understanding of the Company upon consummation of the Transactions.

The unaudited pro forma combined financial information and related notes are based upon the Company’s consolidated financial statements as of and for the year ended    , 2025, and AprilAire’s standalone financial information for the period from January 1, 2025 to May 6, 2025, adjusted to give effect to the Transactions.

The unaudited pro forma combined statement of income for the year ended December 31, 2025 gives effect to the AprilAire Acquisition and the Initial Public Offering as if these occurred on January 1, 2025. The unaudited pro forma combined balance sheet as of    , 2025 gives effect to the Initial Public Offering as if it occurred on     , 2025. No adjustments related to the AprilAire Acquisition have been applied to the unaudited pro forma combined balance sheet as of     , 2025, as the AprilAire Acquisition is already reflected in the Company’s historical consolidated balance sheet as of     , 2025.

The unaudited pro forma combined financial information related to the AprilAire Acquisition has been prepared by the Company using the acquisition method of accounting in accordance with GAAP. The Company has been treated as the acquirer for accounting purposes, and thus accounts for the AprilAire Acquisition as a business combination in accordance with ASC 805. The valuations of the assets acquired and liabilities assumed, and therefore the purchase price allocations, are preliminary and have not yet been finalized as of the date of this prospectus. As a result of the foregoing, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma combined financial information.

The accounting policies followed in preparing the unaudited pro forma combined financial information are those used by the Company as set forth in the audited historical financial statements. The unaudited pro forma combined financial information reflects any material adjustments known at this time to conform AprilAire’s historical financial information to the Company’s significant accounting policies based on the Company’s initial review and understanding of AprilAire’s summary of significant accounting policies from the date of the acquisition. Additionally, the Company has included certain reclassification adjustments for consistency in the financial statement presentation. See Note 3 for more information. Prior periods will not be retroactively restated to reflect the historical financial position or operating results of AprilAire.

The Company’s management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the Transactions, and that the pro forma adjustments in the unaudited pro forma combined financial information give appropriate effect to the assumptions.

Note 2. Adjustments and Assumptions to the Unaudited Pro Forma Combined Balance Sheet

The following adjustments have been reflected in the unaudited pro forma combined balance sheet:

AA.

The Company estimates that the net proceeds from this offering will be approximately $     million, assuming an initial public offering price of $     per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by the Company, resulting in an increase to cash and cash equivalents, and additional paid-in capital of $     million and $     million, respectively.

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BB.	Reflects the conversion of shares of common stock into shares of Class A common stock and shares of Class B common stock.

CC.

The Company expects to use approximately $     million of the net proceeds of this offering to repay $     million of borrowings under the Credit Agreement, which will result in a gain (loss) upon extinguishment of $     million.

DD.

Reflects the reduction of cash and cash equivalents of $    million for the payment of offering costs, which primarily consist of legal, accounting and other costs. The Company expects to incur $    million in costs associated with this offering, of which $    million are directly attributable to the offering and capitalized within prepaid expenses and other current assets as of     , 2025. Offering costs of $    million, which are not directly attributable to the offering, are expected to be incurred by the Company after     , 2025 and are reflected as a reduction to retained earnings in the Company’s unaudited pro forma combined balance sheet.

Note 3. Adjustments and Assumptions to the Unaudited Pro Forma Combined Statement of Income

The following adjustments have been reflected in the unaudited pro forma combined statement of income:

A.

Reflects the operating results of AprilAire for the period of January 1 to May 6, 2025 by combining AprilAire’s interim consolidated statement of income for the three months ended March 31, 2025 with the period from April 1 to May 6, 2025, as follows:

B.	Reflects the following adjustments:

C.	Represents the adjustments to:

D.	Adjustment represents:

Note 4. Pro forma Earnings per Share

Pro forma basic (loss) earnings per share for the year ended December 31, 2025 is computed by dividing pro forma net income (loss) attributable to MIAQ Solutions by the weighted average number of Class A and Class B common shares outstanding for the period and excludes the effects of any potentially dilutive securities.

As the offering adjustments will significantly impact the capital structure of the Company, pro forma share and per share amounts have not been presented at this time since the shares expected to be issued as part of the offering have not been determined at this time. Once the post-offering capital structure of the Company can be reasonably estimated, these amounts will be presented below.

Pro forma diluted (loss) earnings per share is computed by adjusting the net income (loss) attributable to MIAQ Solutions and the weighted-average shares of Class A and Class B common stock outstanding to give effect to potentially dilutive securities. The following table sets forth a reconciliation of the numerators and denominators used to compute pro forma basic and diluted (loss) earnings per share:

(in thousands, except share and per share information)	Year Ended December 31, 2025
Pro forma (loss) earnings per share, basic and diluted
Numerator:
Pro forma net (loss) income	$
Less: Pro forma net income attributable to noncontrolling interest

Pro forma net (loss) income attributable to MIAQ Solutions	$

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(in thousands, except share and per share information)	Year Ended December 31, 2025
Denominator:
Pro forma weighted average shares of Class A common stock outstanding
Pro forma weighted average shares of Class B common stock outstanding

Pro forma (loss) earnings per share, basic and diluted – Class A common stock	$
Pro forma (loss) earnings per share, basic and diluted – Class B common stock

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity, and cash flows of the Company as of and for the periods presented below. The following discussion and analysis of our financial condition and results of operations should be read together with our audited consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus and the section entitled “Unaudited Pro Forma Combined Financial Information.” The following discussion contains forward-looking statements that involve risks and uncertainties. Actual results and timing of selected events could differ materially from those discussed or implied by the forward-looking statements as a result of various factors, including those discussed below and detailed elsewhere in this prospectus, particularly in the sections entitled “Risk Factors” and “Forward-Looking Statements.” The operating results presented within this section are not necessarily indicative of the results that may be expected in any future period.

Unless otherwise indicated or the context otherwise requires, references in this section to “we,” “us,” “our,” “our business,” “the Company” and “Madison Air” refer to and similar references refer: (1) on or following the consummation of the Organizational Transactions, including this offering, to Madison Air Solutions Corporation and its consolidated subsidiaries, including Madison Industries IAQ Solutions Corporation and its consolidated subsidiaries, and (2) prior to the consummation of the Organizational Transactions, including this offering, to Madison Industries IAQ Solutions Corporation and its consolidated subsidiaries. The following discussion and analysis of financial condition and results of operations reflects our historical results for the years ended December 31, 2024 and 2023. The Company classified the results of operations and cash flows of NGH as discontinued operations in our consolidated statements of income and consolidated statements of cash flows for all periods presented. Tables and other data in this section may not total due to rounding.

Business Overview

We take up to 25,000 breaths a day and spend up to 90% of our lives indoors, often breathing air that’s up to two to five times more polluted than outdoor air. Yet most people rarely think about the air we breathe at home, in our schools, in healthcare facilities and in the workplace. Poor air quality doesn’t just affect comfort; it undermines health, productivity and performance.

At Madison Air, we see air differently. Our mission is to make the world safer, healthier and more productive through the power of better air. We’ve built a business that transforms air into tangible outcomes for customers and provides long-term growth opportunities for investors.

We believe Madison Air is a leader in the mission-critical indoor air solutions market, powered by differentiated technologies that deliver superior air quality and tangible results: higher productivity, lower energy costs and improved operational performance in the most demanding environments.

From protecting uptime in a data center with Nortek Data Center Cooling, to purifying air in a semiconductor fabrication facility with Nortek Air Solutions, to keeping families safer with AprilAire’s Healthy Air System and improving workplace productivity, health and retention with Big Ass Fans – better air delivers better outcomes. That’s the Madison Air advantage.

Basis of Presentation

The financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), unless otherwise noted. All dollar amounts are presented in millions, unless otherwise stated.

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During 2025, the Company organized its operations into two operating segments, Commercial and Residential, and accordingly, has two reportable segments for financial reporting purposes. This segment structure is consistent with how our chief operating decision maker (“CODM”), who is our Chief Executive Officer, is evaluating performance and allocating resources. The discussion of results of operations included hereafter reflect these reportable segments.

We include the operating results of acquisitions in our consolidated results of operations from the date of acquisition. As a result, the number, timing, and relative size of our acquisitions that we complete in any period impacts the comparability of our period-to-period operating results.

Trends and Other Factors Affecting Our Business and Results of Operations

We believe that our performance and future success depend on many factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section entitled “Risk Factors” elsewhere in this prospectus.

The following are key factors that have, and may continue to, affect our operating results and financial performance:

Impacts of Macroeconomic and Geopolitical Conditions

Our operating results have been, and will likely continue to be, affected by numerous factors affecting the markets in which our business operates, including the levels of residential and non-residential new construction and the impact of powerful megatrends including energy resilience, AI and cloud-computing growth, reshoring of advanced manufacturing, aging commercial and residential building stocks, and increasing focus on human health. New residential and non-residential construction activity and, to a lesser extent, residential remodeling and replacement activity are affected by seasonality and cyclical factors such as interest rates, credit availability, inflation, consumer spending, employment levels and other macroeconomic factors.

Geopolitical instability continues to present risks to our operations, supply chain, and cost structure. Tensions between the United States and China have led to increased scrutiny of cross-border trade, potential regulatory changes, and uncertainty around sourcing strategies. Similarly, evolving dynamics in U.S.-Canada relations have introduced complexities in cross-border logistics and labor mobility.

The majority of our operations are conducted in the United States. However, we have and continue to source raw materials from international suppliers and conduct operations in Canada, Mexico, China, the U.K. and throughout Europe, which exposes us to these operational, supply chain, and cost structure risks as well as foreign currency exchange rate fluctuations. These fluctuations can affect our input costs and procurement strategies. To help manage this risk, we utilize foreign exchange contracts to hedge a portion of our exposure. However, a further escalation of tariffs on our foreign-sourced supplies and/or the imposition of tariffs on our finished goods exported to the United States could adversely impact our operating costs or demand for our products. Changes in trade policies and regulations may make importing products and raw materials from China, Mexico, Canada and other countries more difficult and more costly. While we seek to continue to manage these dynamic geopolitical conditions, fluctuating exchange rates, and tariff policy changes, these factors may ultimately impact our input costs and overall financial performance.

Innovate and Strengthen Our Core Product Portfolio

We intend to build upon our legacy of entrepreneurship and innovation to increase our market share with new or under penetrated products and value-added services. Our deep application expertise and customer intimacy borne out of operating at the point of decision-making for our customers, provides us with valuable insight to our customers’ needs and underlying market trends. We believe this insight allows us to serially

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innovate with purpose to create the products our customers require. In addition, we believe that our new product launches are well-positioned for upcoming energy and efficiency requirements, which we expect will drive increased replacement demand. We have identified numerous product enhancements and extension opportunities that we believe will strengthen our position in attractive end markets, such as healthcare and clean rooms which are benefiting from positive tailwinds associated with increasingly stringent building codes related to indoor air quality, digitization, and energy efficiency. As a result of new product launches and enhancements, we may incur additional operating expenses, including research and development expense. Furthermore, we intend to capture additional upgrade and replacement opportunities by adding digital applications and features.

Expand into Adjacent Markets

We believe that our application expertise, scale and breadth of products and services position us well to expand our existing product lines into adjacent market applications. We have identified a number of opportunities where we believe one of our product categories will be a strong candidate to serve an adjacent niche category where one of our other business lines has an existing channel relationship. We intend to leverage our position among the leaders in our markets, trusted hero brands, deep channel and customer relationships, application expertise and differentiated technologies, flexible manufacturing footprint, cost advantages from scaled procurement and Return on Air value proposition to strategically enter these markets. For example, we provide Return on Air through consolidated, bundled solutions in the warehouse space to deliver safety and wellness to maximize labor investment (productivity, attraction, retention) while also advancing sustainability goals. Our ability to grow revenues is dependent on our ability to scale our offerings and enter adjacent markets.

Streamline Operations and Manage Costs with Owner’s Mindset

We have identified and are executing on a number of what we believe to be significant opportunities to further enhance operations and reduce costs. These enhancements primarily revolve around supply chain, footprint and manufacturing efficiencies, automation, human capital management, benefits and insurance consolidation, and headcount planning. Areas of focus include product line transfers to lower-cost countries while balancing labor, transportation and capital expenditure requirements, utilization and productivity improvements (including through our 80/20 operating model) and standardized management techniques designed to reduce cost of goods sold.

Our 80/20 operating model focus our attention and resources on the most important elements of our business. The 80/20 operating model is designed to create a systematic process and tool set from which our teams are simplifying offerings, focusing resources and driving efficiency. We believe this philosophy is a key enabler to sustainable improvement in our operating and financial performance and has the potential to create further competitive advantages and an enhanced financial profile over time.

Pursue Value-Enhancing Acquisitions and Divestitures

As part of our business strategy, we have pursued and expect to continue to pursue acquisition opportunities. We are typically able to accelerate the growth and improve the profitability of acquired businesses by implementing our 80/20 operating model. We also analyze their operations to identify any new suppliers, customers, products and other capabilities that we can leverage on a local, regional and global basis.

Acquisitions

On January 23, 2025, we completed the acquisition of AcoustiFLO, a pioneering company in aerodynamic efficiency and acoustic performance for the air handling industry, for $11.7 million in cash and $1.4 million in deferred consideration. We acquired AcoustiFLO to strengthen our customer value proposition and reinforce our commitment to delivering custom air handling solutions with industry leading performance. AcoustiFLO is included in our Commercial segment. The Pro Forma financial information included in this prospectus does not include adjustments giving effect to the AcoustiFLO Acquisition.

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On May 6, 2025, we completed the acquisition of AprilAire, a leader in innovative indoor air solutions for both commercial and residential environments for $2,289.2 million in cash, $217.3 million in rollover equity, and $90.0 million in deferred consideration, subject to certain customary purchase price adjustments. We acquired AprilAire to enhance the breadth and depth of our premier platform of air quality solutions. For additional information related to our acquisition of AprilAire, see Note 24 to our audited consolidated financial statements, the section entitled “Unaudited Pro Forma Combined Financial Information,” and the audited historical consolidated financial statements and related notes of AprilAire included elsewhere in this prospectus. From the acquisition completion date, AprilAire’s results of operations are separately included in our Commercial and Residential segments based on end market applications.

Divestitures

On October 7, 2024, we completed a divestiture of NGH. We classified the results of operations and cash flows of NGH as discontinued operations in our consolidated statements of income and consolidated statements of cash flows for all periods presented. We include the operating results of the divestiture in the Company’s results of discontinued operations through the date of divestiture. As a result, the number, timing, and relative size of our divestitures that we complete in any period impacts the comparability of our period-to-period operating results. The divestiture generated $1,147.8 million of net proceeds of which $1,000.0 million was used to issue a cash distribution to Holdings and noncontrolling interests. For additional information regarding the divestiture of NGH, see Note 6 to our audited consolidated financial statements.

Purchase Accounting Effects

Acquisitions have been accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, Business Combinations. As a result, acquisitions affect the consolidated Company’s future results of operations in certain significant respects. The aggregate acquisition consideration has been allocated to the tangible and intangible assets acquired and liabilities assumed by us based upon their respective fair values as of the date of the acquisition. The excess of the purchase price over these allocations has been assigned to goodwill, which is subject to testing for impairment at least annually. The allocation of the purchase price of the assets acquired in the previous acquisitions results in an increase in amortization and depreciation expense relating to the acquired intangible assets and manufacturing assets, because we recorded the fair value of the acquired intangible assets and adjust the book value of the acquired manufacturing assets to fair value. We depreciate the manufacturing assets and amortize the intangible assets over their estimated useful lives. We adjusted the value of the inventory to its respective fair value, which temporarily lowered our gross margin in the period subsequent to the closing of the transaction.

Leverage

As of December 31, 2025, we had $     million of outstanding principal indebtedness represented by the Term Loan Facility, the Secured Notes (as defined in the section entitled “Description of Certain Indebtedness”) and the Unsecured Notes (as defined in the section entitled “Description of Certain Indebtedness”), with up to $     million of additional borrowing capacity available under the Revolving Credit Facility. On a Pro Forma Adjusted basis, for the year ended December 31, 2025, we had an aggregate of $     million of outstanding principal indebtedness. Additionally, in May 2025, we entered into the Fourth Amendment to the Credit Agreement to provide for an Incremental Term Loan Facility of $1,750.0 million and increased the borrowing capacity under the Revolving Credit Facility to $340.0 million in connection with the AprilAire Acquisition. The interest rate applicable to the Revolving Credit Facility was amended to be set at Term SOFR, subject to a 0% floor, plus an applicable margin of 2.50%. The Fourth Amendment also provides for a 0.25% reduction in the applicable margin for the interest rate applicable to the Revolving Credit Facility in the event of the consummation of an initial public offering, including this offering. On November 6, 2025, we entered into the Fifth Amendment to the Credit Agreement, and in connection with such amendment, the Company voluntarily prepaid the Incremental Term Loan Facility in the amount of $150.0 million, which was

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applied to prepay all future quarterly amortization payments on the Incremental Term Loan Facility through its scheduled maturity date. As of December 31, 2025, our net leverage ratio was     %, and our net leverage ratio on a Pro Forma As Adjusted basis was     %.

We are a highly leveraged company, and our interest expense is significant. If interest rates increase, certain portions of the debt service obligations on the loans will increase and cash required for servicing indebtedness will increase. Our significant indebtedness limits our flexibility in planning for, or reacting to, changes in our business and future business opportunities since a substantial portion of our cash flow from operations will be dedicated to servicing our indebtedness, and this may place us at a disadvantage to competitors who are less leveraged. Our leverage also makes us more vulnerable to a downturn in our business, industry or the economy in general. We intend to use the net proceeds from this offering to reduce our leverage. Our longer-term objective is to continue to reduce our leverage level, subject to future acquisitions and market conditions.

Impacts of the Initial Public Offering

Impact of debt repayment

We estimate that our net proceeds from this offering will be approximately $     million (or approximately $     million if the underwriters’ option to purchase additional shares is exercised in full), assuming an initial public offering price of $     per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us. We expect to use approximately $     million of the net proceeds of this offering (or $     million of the net proceeds of this offering if the underwriters exercise their option to purchase additional shares in full) to repay $     million of borrowings under our Credit Agreement, as described in the section entitled “Use of Proceeds,” and that our interest expense will decrease as a result of this offering.

Incremental public company expenses

During the period leading up to, and following our initial public offering, we will incur significant expenses that we did not incur as a private company. Those costs include director and officer liability insurance expenses, as well as costs associated with third-party and internal resources related to accounting, auditing, Sarbanes-Oxley Act compliance, legal, and investor and public relations activities. These costs will generally be expensed as selling, general and administrative expenses in the consolidated statements of income.

Seasonality

Certain of our sales are seasonal as construction, repair and restoration activity generally increases during the summer months when there is favorable weather and longer daylight conditions. For certain high volume low speed fan customers, sales peak in the summer months as fans are replaced whereas sales of unit heaters and other heat products peak in the winter months. Significant tropical storms, hurricanes, regional floods and deep freezes increase the demand for restoration dehumidifiers and fans; such events are sporadic in nature and typically occur during their respective seasons. This seasonality is generally mitigated by other products and services we provide that have no material seasonal effect.

Key Performance Indicators

Our management team also monitors key performance indicators to assist us in evaluating the performance of our business, including backlog and orders. We believe these key performance indicators are useful to investors in understanding and evaluating our results of operations in the same manner as our management team. However, the presentation of key performance indicators is presented for supplemental information purposes only and should not be considered as superior to or as a substitute for financial information presented in

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accordance with GAAP and may be different from similarly titled key performance indicators used by other companies. Key performance indicators have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for an analysis of our results as reported under GAAP.

Backlog and Orders

Backlog and orders are additional metrics that are meant to provide management with a deeper level of insight into the progress of specific strategic and growth initiatives. Backlog represents the total expected future revenue from confirmed customer orders that have been received but not yet shipped or rendered as of a given date. Backlog is applicable to sales of products, systems and services.

Orders represent the dollar value of customer purchase commitments signed over a given period, with confirmed pricing, quantities, and delivery terms. Orders provide management with a signal of customer demand for the Company’s products and services, as well as an indication of future revenues and performance. However, the timing and conversion of backlog and orders are subject to numerous uncertainties and risks and are not necessarily indicative of the amount of revenue to be earned in the upcoming fiscal year.

The following table summarizes backlog and orders for the Commercial and Residential segments:

	Backlog		Orders
	As of December 31,		Year Ended December 31,
	2024	2023	2024	2023
Commercial	$911.7	$651.8	$2,096.8	$1,677.8
Residential	56.5	53.7	782.7	772.7

Total	$968.2	$705.5	$2,879.5	$2,450.5

Components of Sales and Expenses

Net Sales

We sell a broad array of indoor air quality products and solutions, including custom and semi-custom offerings, such as products and solutions for commercial and residential dehumidification, whole house ventilation, custom air handling, kitchen and bathroom ventilation, water damage restoration, hygienic air, dedicated outdoor air systems, energy recovery ventilation, infrared heat, modular indoor air heating and cooling, as well as critical air management, high volume low speed fans, air filtration and purification, air movement and air conditioning (“HVAC”) solutions, cleanroom systems, plant growth chambers, environmental control systems, unit heaters, data center cooling solutions, UVC sanitization and other indoor air quality solutions through a diverse customer base and multiple sales channels including direct sales to national, regional and local companies, manufacturers’ sales representatives, distributors and retail partners. We offer discounts, rebates or similar incentives to drive sales of our products, which we treat as a reduction of revenue.

Cost of Goods Sold

Cost of goods sold is primarily comprised of the costs of direct materials and supplies consumed in producing and assembling products, including inbound freight costs associated with such materials and supplies, outbound freight costs to deliver product to the customer as well as direct labor and overhead expenses associated with acquiring and converting purchased materials and supplies into finished products. In addition, cost of goods sold includes expenses associated with quality oversight and warranty claims, as well as depreciation of production equipment, amortization of intangible technology assets and manufacturing and warehouse facility and lease costs.

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Operating Expenses

Selling, General and Administrative Expenses

Selling, general, and administrative expenses includes expenses associated with compensation of sales team, marketing, research, development and administrative personnel; marketing; advertising and other customer promotions; employee travel; lease costs, utilities, and maintenance for administrative facilities; professional and legal services; depreciation of computer and office equipment; and other miscellaneous expenses.

Restructuring Expenses

Restructuring expenses include costs associated with various restructuring initiatives, including product line movements and severance costs associated with workforce reductions.

Other Operating Expenses

Other operating expenses primarily consist of intangible asset amortization (exclusive of intangible asset amortization expense included in cost of goods sold), equity appreciation rights expense, and transaction expenses. Intangible asset amortization includes non-cash expenses resulting from acquisitions of businesses, including the value of customer relationships. Equity appreciation rights expense includes compensation earned by employees under the existing EAR Plan. Transaction expenses includes costs associated with the acquisition and or divestiture of businesses and assets, primarily pertaining to third party consulting and advisory costs associated with acquisition due diligence and/or execution, such as legal, financial, tax, strategic and other advisory services, travel costs, insurance costs, and transaction-related compensation costs.

Interest and Financing Expenses

Interest and financing expenses include costs associated with the capital structure of the business, including interest expense on outstanding debt and the amortization of underwriting fees, original issue discount, and debt issuance costs over the term of the debt.

Other (Income) Expense

Other (income) expense includes gains or losses from changes in foreign exchange, gains or losses on available-for-sale marketable securities, and significant other items such as gain on insurance recoveries, net of losses, and (gain) loss on disposal of property, plant, and equipment.

Income Tax Expense

Income tax expense includes tax provision amounts based on estimated payments to federal and international tax authorities based on the attributes and nature of pre-tax income. We have been, and will continue to, pay corporate income tax following the completion of this offering.

Results of Operations

The following tables and accompanying narrative disclosures present our results of operations for the years ended December 31, 2025 and 2024. The results of operations for the years presented are not necessarily indicative of results for future periods. The Company classified the results of operations and cash flows of NGH as discontinued operations in our consolidated statements of income and consolidated statements of cash flows for all periods presented. Except for where otherwise noted, all amounts are presented in millions of U.S. dollars.

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Comparison of the Years ended December 31, 2025 and December 31, 2024

	Year Ended December 31,		Change
	2025	2024	Amount	% Change
Statements of Operations:

Net sales	$	$2,624.7	$

Cost of goods sold		1,647.5

Gross profit		977.2

Selling, general and administrative expenses		388.6
Restructuring expenses		10.7
Other operating expenses		102.1

Operating income	$	$475.8	$

Interest and financing expenses		295.2
Other (income) expense		(8.6)

Income (loss) from continuing operations before income taxes		189.2

Income tax expense (benefit)		35.6

Income (loss) from continuing operations		153.6

Income (loss) from discontinued operations, net of taxes		82.6

Net income (loss)	$	$236.2	$

Net income (loss) attributable to noncontrolling interests		61.0
Net income (loss) attributable to Madison Air	$	$175.2	$

Net income (loss) margin from continuing operations		5.9%
Net income (loss) margin		9.0%
Other Condensed Combined Financial Information:
Adjusted EBITDA(1)	$	$674.2	$
Adjusted EBITDA Margin(1)		25.7%

(1)

Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. For a reconciliation of each of Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable financial measures under GAAP, see “—Non-GAAP Financial Measures.”

Net Sales

Net sales increased $     million, or     %, to $     million for the year ended December 31, 2025, compared to $2,624.7 million for the year ended December 31, 2024. On a net sales growth rate basis, our revenue grew by     %, and on an organic revenue growth rate basis, our revenue grew by     %.

The components of the period change were as follows:

Net sales growth rate	%
Organic revenue growth rate(1)%
Acquisitions/divestitures	%
Currency exchange rates	%

Total	%

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(1)

Organic revenue growth rate is a non-GAAP financial measure. For a reconciliation of organic revenue growth rate to the most directly comparable financial measures under GAAP, see “—Non-GAAP Financial Measures.”

Gross Profit

Gross profit increased $     million, or     %, to $     million for the year ended December 31, 2025, compared to $977.2 million for the year ended December 31, 2024, resulting in a gross profit margin of     % compared to 37.2% the year prior.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased $     million, or     %, to $     million for the year ended December 31, 2025, compared to $388.6 million for the year ended December 31, 2024.

Restructuring Expenses

Restructuring expenses decreased $     million to $     million for the year ended December 31, 2025, compared to $10.7 million for the year ended December 31, 2024.

Other operating expenses

Intangible asset amortization expense decreased $     million to $     million for the year ended December 31, 2025, compared to $102.1 million for the year ended December 31, 2024.

Interest and Financing Expenses

Interest and financing expenses were $     million and $295.2 million for the years ended December 31, 2025 and December 31, 2024, respectively.

Other (Income) Expense

Other (income) expense was $     million for the year ended December 31, 2025, compared to $(8.6) million for the year ended December 31, 2024.

Income Tax Expense

Income tax expense was $     million for the year ended December 31, 2025, a change of $     million compared to income tax expense of $35.6 million for the year ended December 31, 2024.

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Comparison of the Years ended December 31, 2024 and December 31, 2023

	Year Ended December 31,		Change
	2024	2023	Amount	% Change
Statements of Operations:
Net sales	$2,624.7	$2,556.2	$68.5	$2.7%

Cost of goods sold	1,647.5	1,648.1	(0.6)	(0.0)%

Gross profit	977.2	908.1	69.1	7.6%

Selling, general and administrative expenses	388.6	390.7	(2.1)	(0.5)%
Restructuring expenses	10.7	17.1	(6.4)	(37.4)%
Other operating expenses	102.1	98.6	3.5	3.5%

Operating income	$475.8	$401.7	$74.1	$18.4%

Interest and financing expenses	295.2	314.5	(19.3)	(6.1)%
Other (income) expense	(8.6)	(1.0)	(7.6)	760.0%

Income (loss) from continuing operations before income taxes	189.2	88.2	101.0	114.5%

Income tax expense (benefit)	35.6	38.1	(2.5)	(6.6)%

Income (loss) from continuing operations	153.6	50.1	103.5	206.6%

Income (loss) from discontinued operations, net of taxes	82.6	26.4	56.2	212.9%

Net income (loss)	$236.2	$76.5	$159.7	$208.8%

Net income (loss) attributable to noncontrolling interests	61.0	18.3	42.7	233.3%
Net income (loss) attributable to Madison Air	$175.2	$58.2	$117.0	$201.0%

Net income (loss) margin from continuing operations	5.9%	2.0%
Net income (loss) margin	9.0%	3.0%
Other Condensed Combined Financial Information:
Adjusted EBITDA(1)	674.2	603.8	70.4	11.7%
Adjusted EBITDA Margin(1)	25.7%	23.6%	2.1%

(1)

Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. For a reconciliation of each of Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable financial measures under GAAP, see “—Non-GAAP Financial Measures.”

Net Sales

Net sales increased $68.5 million, or 2.7%, to $2,624.7 million for the year ended December 31, 2024, compared to $2,556.2 million for the year ended December 31, 2023. Within our Commercial segment, net sales increased by $69.9 million primarily driven by a $55.6 million increase due to higher volumes in data center cooling resulting from growing AI and compute needs. The remaining $14.3 million of the Commercial segment’s net sales growth was driven by price and volume increases in high volume low speed fans and air handling offset by decreases due to changes in projects from our energy recovery customers. Within our Residential segment, net sales decreased by $3.6 million due to lower exhaust ventilation unit volumes partially offset by price increases.

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The components of the period change were as follows:

Net sales growth rate	2.7%
Organic revenue growth rate(1)	2.9%
Acquisitions/divestitures	—%
Currency exchange rates	(0.2)%

Total	2.7%

(1)

Organic revenue growth rate is a non-GAAP financial measure. For a reconciliation of organic revenue growth rate to the most directly comparable financial measures under GAAP, see “—Non-GAAP Financial Measures.”

Gross Profit

Gross profit increased $69.1 million, or 7.6%, to $977.2 million for the year ended December 31, 2024, compared to $908.1 million for the year ended December 31, 2023, resulting in a gross profit margin of 37.2% compared to 35.5% the year prior. The increase in gross profit was driven by higher year-over-year sales resulting in incremental gross profit, material cost savings, lower outbound transportation costs and operational efficiencies partially offset by wage inflation and human capital investments.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased $2.1 million, or 0.5%, to $388.6 million for the year ended December 31, 2024, compared to $390.7 million for the year ended December 31, 2023. The decrease was primarily driven by reductions in wages and incentives of $6.9 million, partially offset by $3.6 million of investment in research and development costs.

Restructuring Expenses

Restructuring expenses decreased $6.4 million to $10.7 million for the year ended December 31, 2024, compared to $17.1 million for the year ended December 31, 2023. Restructuring expenses for the year ended December 31, 2024 were primarily driven by $5.4 million for facility closures of commercial dehumidification and energy recovery manufacturing plants and our Chinese design center, as well as relocation of our distribution facility for high volume low speed fans, $3.4 million for product line start-up and transition costs for data center cooling production, and $1.8 million for severance associated with one-time workforce reductions driven primarily by facility closures.

Restructuring expenses for the year ended December 31, 2023 were primarily driven by $2.5 million for facility transitions, including relocation of product lines in our residential segment to Mexico and for data center plant rationalization, $4.8 million for product line transitions and discontinuations including one-time product line simplifications in our commercial segment, and $9.7 million for severance associated with one-time workforce reductions driven primarily by facility closures.

Other operating expenses

Other operating expenses increased $3.5 million to $102.1 million for the year ended December 31, 2024, compared to $98.6 million for the year ended December 31, 2023. This increase was driven by a $7.7 million increase in equity appreciation rights expense as a result of a change in the Company’s valuation and the issuance of new awards, offset by a $3.9 million decrease in intangible asset amortization expense due to certain assets becoming fully amortized during the year ended December 31, 2023.

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Interest and Financing Expenses

Interest and financing expenses were $295.2 million and $314.5 million for the years ended December 31, 2024 and December 31, 2023, respectively. The $19.3 million decrease is primarily due to a lower interest rate on the Term Loan Facility and the impact of interest rate swaps.

Other (Income) Expense

Other (income) expense was $(8.6) million for the year ended December 31, 2024, compared to $(1.0) million for the year ended December 31, 2023. For the year ended December 31, 2024, other (income) expense was primarily due to $2.9 million of non-operating foreign currency gains, $3.1 million of realized gains on available-for-sale marketable securities, $4.3 million gain on insurance proceeds from damage to one of our manufacturing facilities and $1.0 million loss on disposal of property, plant, and equipment. For the year ended December 31, 2023, other (income) expense was primarily due to $(0.9) million of non-operating expense related to the settlement of certain of the Company’s pension liabilities.

Income Tax Expense

Income tax expense was $35.6 million for the year ended December 31, 2024, $2.5 million lower compared to $38.1 million for the year ended December 31, 2023. The decline was primarily driven by lower state tax expense in 2024 primarily related to valuation allowances recorded in 2023 and changes in state blended rates, which more than offset higher pre-tax income.

Results of Operations by Segment

We report and manage our business through two segments: Commercial and Residential. We report certain activities and items that are not included in these segments within Corporate. The reconciliation of segment net sales to total net sales and Segment Adjusted EBITDA to total Adjusted EBITDA, respectively, is as follows:

	Net sales Year Ended December 31,
($ in millions)	2024	2023
Commercial	$1,855.6	$1,785.7
Residential	777.9	781.5

Segment net sales	2,633.5	2,567.2

Eliminations	(8.8)	(11.0)

Total net sales	$2,624.7	$2,556.2

	Adjusted EBITDA Year Ended December 31,
($ in millions)	2024	2023
Commercial	$520.0	$456.8
Residential	175.7	166.4

Segment Adjusted EBITDA(1)	695.7	623.2

Corporate	(21.5)	(19.4)

Total Adjusted EBITDA	$674.2	$603.8

Commercial Adjusted EBITDA Margin	28.0%	25.6%
Residential Adjusted EBITDA Margin	22.6%	21.3%
Total Adjusted EBITDA Margin	25.7%	23.6%

(1)	For additional information regarding Segment Adjusted EBITDA, see Note 21 of our consolidated financial statements.

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Comparison of the Years ended December 31, 2024 and December 31, 2023

Commercial

Net sales for our Commercial segment increased $69.9 million, or 3.9%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. On an organic revenue growth rate basis, our revenue increased by 4.1%. Approximately $55.6 million of this increase was due to higher volumes in data center cooling from growing AI and compute needs. The remaining increase was largely driven by price and volume increases in high volume low speed fans and air handling offset by sales volume decreases from energy recovery customer project shifts.

Segment Adjusted EBITDA for our Commercial segment increased $63.2 million, or 13.8%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. Adjusted EBITDA Margin increased year-over-year by 2.4% to 28.0%. The increases to Adjusted EBITDA and Adjusted EBITDA Margin were primarily attributable to increased sales, material costs reductions, productivity improvements, lower outbound freight costs partially offset by wage inflation and human capital investments. Adjusted EBITDA Margin was negatively impacted by higher share of data center cooling sales as a portion of total sales. As the data center cooling business scales, we expect the negative impact on Adjusted EBITDA Margin to lessen over time.

Residential

Net sales for our Residential segment decreased $3.6 million, or (0.5)%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. On an organic revenue growth rate basis, our revenue declined by (0.2%). This decrease was primarily attributable to lower exhaust ventilation unit volumes offset by price increases.

Segment Adjusted EBITDA for our Residential segment increased $9.3 million, or 5.6%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. Adjusted EBITDA Margin increased year-over-year by 1.3% to 22.6%. The increases to Adjusted EBITDA and Adjusted EBITDA Margin were primarily attributable to price increases, material cost savings and productivity improvements partially offset by wage inflation and lower exhaust ventilation unit volumes.

Non-GAAP Financial Measures

In addition to financial results determined in accordance with GAAP, we believe that the following non-GAAP measures, including Adjusted Net Income (Loss), Adjusted EBITDA, Adjusted EBITDA Margin, organic revenue growth rate, FCF and FCF Conversion, in each of the periods and forms presented below, are useful in evaluating the performance of our business.

We use these non-GAAP financial measures to measure the operational strength and performance of our business and believe these measures provide additional information to investors about certain non-cash items and items that we do not expect to continue at the same level in the future. Further, we believe these non-GAAP financial measures provide a meaningful measure of business performance and provide a basis for comparing our performance to that of other peer companies using similar measures. We use FCF and FCF Conversion as an additional liquidity measure and believe it provides useful information to investors about the cash generated from our core operations that may be available to repay debt, make other investments and return cash to stockholders.

When presented on a Pro Forma basis, such non-GAAP financial metrics solely give effect to the AprilAire Acquisition as if such transaction had occurred on January 1, 2025. These measures do not give effect to the offering-related adjustments presented in accordance with Article 11 under Regulation S-X. These metrics are intended to give the reader an opportunity to evaluate the Company and have a basis for comparability after giving effect to certain significant merger, acquisition and disposal activity as determined in accordance with Article 11 under Regulation S-X, as compared to the Company’s actual historical results.

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When presented on a Pro Forma Adjusted basis, such non-GAAP financial metrics give effect to the AprilAire Acquisition for the applicable periods, and also give pro forma effect to this offering, the use of proceeds and other offering-related adjustments presented in accordance with Article 11 under Regulation S-X. These metrics are intended to give the reader an opportunity to evaluate the Company and have a basis for comparability after giving effect to certain significant merger, acquisition and disposal activity as determined in accordance with Article 11 under Regulation S-X, as compared to the Company’s actual historical results.

However, the non-GAAP financial information is presented for supplemental information purposes only and should not be considered as superior to or as a substitute for financial information presented in accordance with GAAP or the unaudited pro forma financial information presented in accordance with Article 11 under Regulation S-X, as applicable, and may be different from similarly-titled non-GAAP measures used by other companies. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP or Article 11 under Regulation S-X, as applicable. Investors are encouraged to review each of the related GAAP and unaudited pro forma financial measures and the applicable reconciliation of these non-GAAP financial measures to their most directly comparable GAAP and unaudited pro forma financial measures, as applicable.

Non-GAAP measures and pro forma financial information have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for an analysis of our results as reported under GAAP. Because of these limitations, the non-GAAP measures and pro forma financial information discussed herein should not be considered as a replacement for net income, net sales growth rate or net cash from operating activities. We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP measures only for supplemental purposes.

Adjusted Net Income (Loss), Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted Net Income (Loss), Adjusted EBITDA and Adjusted EBITDA Margin are supplemental measures of operating performance that are not calculated in accordance with GAAP and do not represent, and should not be considered as, alternatives to net sales, net income, income before tax provision or any other performance measure as determined by GAAP.

We define Adjusted Net Income (Loss) as net income (loss) as adjusted for certain items that impact comparability from period to period. These adjustments include net (income) loss from discontinued operations, amortization expense, acquisition and divestiture expenses, restructuring expenses, equity appreciation rights expense, non-operating expenses (income), allocated corporate costs, non-recurring professional and consulting expenses, gain on insurance proceeds, gain on legal settlement and the tax effect of net income (loss) adjustments. We define Adjusted EBITDA as net income (loss) as adjusted for net (income) loss from discontinued operations, interest and financing expenses, income tax expense (benefit), depreciation and amortization, acquisition and divestiture expenses, restructuring expenses, equity appreciation rights expense, non-operating expenses (income), allocated corporate costs, non-recurring professional and consulting expenses, gain on insurance proceeds, and gain on legal settlement. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by net sales.

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The following table reconciles Adjusted Net Income to net income (loss), the most directly comparable GAAP measure in each of the periods and bases (actual historical, Pro Forma and Pro Forma Adjusted) presented below:

	Actual			Pro Forma (unaudited)(1)	Pro Forma Adjusted (unaudited)(2)
	Years Ended December 31,			Year Ended December 31, 2025	Year Ended December 31, 2025
(In millions, except share and per share data)	2025	2024	2023
Net income (loss)	$	$236.2	$76.5
Adjustments:
Net (income) loss from discontinued operations(3)		(82.6)	(26.4)
Amortization expense		101.0	104.9
Acquisition and divestiture expenses(4)		—	(2.7)
Restructuring expenses(5)		10.7	17.1
Equity appreciation rights expense(6)		30.8	23.1
Non-operating expenses (income)(7)		(1.2)	1.0
Allocated corporate costs(8)		9.3	10.1
Non-recurring professional and consulting expenses(9)		7.7	4.3
Gain on insurance proceeds(10)		(4.3)	—
Gain on legal settlement(11)		(4.0)	—
Tax effect of net income (loss) adjustments(12)		(36.9)	(38.7)

Adjusted Net Income	$	$266.7	$169.2

(1)

Financial information presented on a Pro Forma basis solely to give effect to the AprilAire Acquisition as if such transaction had occurred on January 1, 2025. These measures do not give effect to the offering-related adjustments presented in accordance with Article 11 under Regulation S-X and described in detail in the section entitled “Unaudited Pro Forma Combined Financial Information.” See the unaudited pro forma combined statements of operations in the section entitled “Unaudited Pro Forma Combined Financial Information” for a description of the adjustments and assumptions underlying the Pro Forma financial information.

(2)

Financial information presented on a Pro Forma Adjusted basis gives effect to (i) the AprilAire Acquisition as if such transaction had occurred on January 1, 2025 and (ii) this offering, the use of proceeds from this offering, and all other items required to be presented in accordance with Article 11 under Regulation S-X. See the unaudited pro forma combined statements of operations in the section entitled “Unaudited Pro Forma Combined Financial Information” for a description of the adjustments and assumptions underlying the Pro Forma Adjusted financial information.

(3)	Represents the results of discontinued operations from the divestiture of Nortek Global HVAC and its subsidiary. Refer to Note 6 of our consolidated financial statements.
(4)

Represents direct transaction costs related to acquisition and divestiture activity, including transaction fees, due diligence costs, transfer taxes and other direct costs related to acquisition activities, changes in the fair value of contingent consideration, purchase accounting adjustments, and other acquisition related charges, such as integration charges and professional and legal fees, and gain on the disposition of business. No acquisition and divestiture expenses were incurred in 2024. The acquisition and divestiture expenses in 2023 related to the 2022 acquisition of Controlled Environments Limited and $2.9 million gain on remeasurement of consideration related to previous acquisitions.

(5)

Represents costs and expenses in connection with various restructuring initiatives. For the year ended December 31, 2025, restructuring expenses were primarily driven by    . For the year ended December 31, 2024, restructuring expenses were primarily driven by $5.4 million for facility closures of commercial dehumidification and energy recovery manufacturing plants and our Chinese design center, as well as relocation of our distribution facility for high volume low speed fans, $3.4 million for product line

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start-up and transition costs for data center cooling production, and $1.8 million for severance associated with one-time workforce reductions driven primarily by facility closures. For the year ended December 31, 2023, restructuring expenses were primarily driven by $2.5 million for facility transitions, including relocation of product lines in our residential segment to Mexico and for data center plant rationalization, $4.8 million for product line transitions and discontinuations including one-time product line simplifications in our commercial segment, and $9.7 million for severance associated with one-time workforce reductions driven primarily by facility closures. On a Pro Forma basis, for the year ended December 31, 2025, restructuring expenses were primarily driven by . On a Pro Forma Adjusted basis, for the year ended December 31, 2025, restructuring expenses were primarily driven by .
(6)	Represents compensation expense under the EAR Plan.
(7)

Represents foreign currency gains and losses on corporate intercompany loans, gains and losses on sale of fixed assets, gains and losses on marketable securities and other non-operating items. For the year ended December 31, 2024, these charges and gains primarily included the following: $2.9 million foreign currency translation gain on intercompany loans, $1.0 million loss on disposal of fixed assets, $3.1 million realized gain on marketable securities, and $1.8 million franchise tax expense. For the year ended December 31, 2023, these charges and gains primarily include the following: $0.6 million gain on disposal of fixed assets and $1.3 million franchise tax expense.

(8)

Represents indirect costs for support received from the Parent Entities for certain internal and external corporate activities including, but not limited to, consolidation accounting, legal, and other Parent Entities corporate and infrastructure related services. Following consummation of this offering, Parent Entities will only provide tax services and any management and corporate related services costs will no longer be incurred.

(9)

Represents expenses for professional and consulting services related to non-recurring transactions. For the year ended December 31, 2025, these services included    . For the year ended December 31, 2024, these services primarily included $3.3 million in consulting fees for productivity improvement projects, $2.7 million in legal fees tied to a favorable legal settlement reached in 2024, and $1.2 million in leadership recruiting and relocation fees. For the year ended December 31, 2023, these services primarily included $1.3 million in consulting fees for productivity improvement projects, $1.1 million of leadership recruiting and relocation fees, and $1.0 million in legal fees tied to a favorable legal settlement reached in 2024.

On a Pro Forma basis, for the year ended December 31, 2025, professional and consulting services primarily included     . On a Pro Forma Adjusted basis, for the year ended December 31, 2025, professional and consulting services primarily included     .

(10)	Represents one-time gain on insurance proceeds from damage to one of our manufacturing facilities.
(11)	Represents one-time gain on settlement of favorable legal action.
(12)	The tax effect from the above adjustments assumes an estimated worldwide marginal current tax rate of 24.6% for each of the years ended December 31, 2024 and 2023 based on adjusted net income.

The following table reconciles Adjusted EBITDA to net income (loss), the most directly comparable GAAP measure, and Adjusted EBITDA Margin to net income (loss) margin, the most directly comparable GAAP measure in each of the periods and bases (actual historical, Pro Forma and Pro Forma Adjusted) presented below:

	Actual			Pro Forma (unaudited)(1)	Pro Forma Adjusted (unaudited)(2)
	Years Ended December 31,			Year Ended December 31, 2025	Year Ended December 31, 2025
($ in millions)	2025	2024	2023
Net income (loss)	$	$236.2	$76.5
Adjustments:
Net (income) loss from discontinued operations(3)		(82.6)	(26.4)
Interest and financing expenses		295.2	314.5
Income tax expense (benefit)		35.6	38.1
Depreciation and amortization		140.8	148.2

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	Actual			Pro Forma (unaudited)(1)	Pro Forma Adjusted (unaudited)(2)
	Years Ended December 31,			Year Ended December 31, 2025	Year Ended December 31, 2025
($ in millions)	2025	2024	2023
Acquisition and divestiture expenses(4)		—	(2.7)
Restructuring expenses(5)		10.7	17.1
Equity appreciation rights expense(6)		30.8	23.1
Non-operating expenses (income)(7)		(1.2)	1.0
Allocated corporate costs(8)		9.3	10.1
Non-recurring professional and consulting expenses(9)		7.7	4.3
Gain on insurance proceeds(10)		(4.3)	—
Gain on legal settlement(11)		(4.0)	—
Adjusted EBITDA	$	$674.2	$603.8

Net sales		2,624.7	2,556.2
Net income (loss) margin		9.0%	3.0%
Adjusted EBITDA Margin		25.7%	23.6%

(1)

Financial information presented on a Pro Forma basis solely to give effect to the AprilAire Acquisition as if such transaction had occurred on January 1, 2025. These measures do not give effect to the offering-related adjustments presented in accordance with Article 11 under Regulation S-X and described in detail in the section entitled “Unaudited Pro Forma Combined Financial Information.” See the unaudited pro forma combined statements of operations in the section entitled “Unaudited Pro Forma Combined Financial Information” for a description of the adjustments and assumptions underlying the Pro Forma financial information.

(2)

Financial information presented on a Pro Forma Adjusted basis gives effect to (i) the AprilAire Acquisition as if such transaction had occurred on January 1, 2025 and (ii) this offering, the use of proceeds from this offering, and all other items required to be presented in accordance with Article 11 under Regulation S-X. See the unaudited pro forma combined statements of operations in the section entitled “Unaudited Pro Forma Combined Financial Information” for a description of the adjustments and assumptions underlying the Pro Forma Adjusted financial information.

(3)	Represents the results of discontinued operations from the divestiture of Nortek Global HVAC and its subsidiary. Refer to Note 6 of our consolidated financial statements.
(4)

Acquisition and divestiture expense represents direct transaction costs related to acquisition and divestiture activity, including transaction fees, due diligence costs, transfer taxes and other direct costs related to acquisition activities, changes in the fair value of contingent consideration, purchase accounting adjustments, and other acquisition related charges, such as integration charges and professional and legal fees, and gain on the disposition of business. No acquisition and divestiture expenses were incurred in 2024. The acquisition and divestiture expenses in 2023 related to the 2022 acquisition of Controlled Environments Limited and $2.9 million gain on remeasurement of consideration related to previous acquisitions.

(5)

Represents costs and expenses in connection with various restructuring initiatives. For the year ended December 31, 2025, restructuring expenses were primarily driven by    . For the year ended December 31, 2024, restructuring expenses were primarily driven by $5.4 million for facility closures of commercial dehumidification and energy recovery manufacturing plants and our Chinese design center, as well as relocation of our distribution facility for high volume low speed fans, $3.4 million for product line start-up and transition costs for data center cooling production, and $1.8 million for severance associated with one-time workforce reductions driven primarily by facility closures. For the year ended December 31, 2023, restructuring expenses were primarily driven by $2.5 million for facility transitions, including relocation of product lines in our residential segment to Mexico and for data center plant rationalization, $4.8 million for product line transitions and discontinuations including one-time product line simplifications in our commercial segment, and $9.7 million for severance associated with one-time workforce reductions

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driven primarily by facility closures. On a Pro Forma basis, for the year ended December 31, 2025, restructuring expenses were primarily driven by . On a Pro Forma Adjusted basis, for the year ended December 31, 2025, restructuring expenses were primarily driven by .
(6)	Represents compensation expense under the EAR Plan.
(7)

Non-operating expenses (income) represents foreign currency gains and losses on corporate intercompany loans, gains and losses on sale of fixed assets, gains and losses on marketable securities and other non-operating items. For the year ended December 31, 2024, these charges and gains primarily included the following: $2.9 million foreign currency translation gain on intercompany loans, $1.0 million loss on disposal of fixed assets, $3.1 million realized gain on marketable securities, and $1.8 million franchise tax expense. For the year ended December 31, 2023, these charges and gains primarily include the following: $0.6 million gain on disposal of fixed assets and $1.3 million franchise expense.

(8)

Represents indirect costs for support received from the Parent Entities for certain internal and external corporate activities including, but not limited to, consolidation accounting, legal, and other Parent Entities corporate and infrastructure related services. Following consummation of this offering, the Parent Entities will only provide tax services and any other related costs will no longer be incurred.

(9)

Represents expenses for professional and consulting services related to non-recurring transactions. For the year ended December 31, 2025, these services included    . For the year ended December 31, 2024, these services primarily included $3.3 million in consulting fees for productivity improvement projects, $2.7 million of legal fees tied to a favorable legal settlement reached in 2024, and $1.2 million of leadership recruiting and relocation fees. For the year ended December 31, 2023, these services primarily included $1.3 million in consulting fees for productivity improvement projects, $1.1 million of leadership recruiting and relocation fees, and $1.0 million in legal fees tied to a favorable legal settlement reached in 2024.

On a Pro Forma basis, for the year ended December 31, 2025, professional and consulting services primarily included     . On a Pro Forma Adjusted basis, for the year ended December 31, 2025, professional and consulting services primarily included     .

(10)	Represents one-time gain on insurance proceeds from damage to one of our manufacturing facilities.
(11)	Represents one-time gain on settlement of favorable legal action.

Organic revenue growth rate

We define organic revenue growth rate as net sales growth rate as adjusted for acquisitions and divestitures and currency exchange rates. Sales from acquired businesses are excluded from the organic sales growth calculation for the first 12 months following the acquisition date, while sales from divested businesses are excluded for the 12 months preceding the divestiture. Organic revenue growth is based on continuing operations and excludes sales from discontinued operations.

We believe that organic revenue growth rate provides information to our management and investors about the underlying growth trends in our business and facilitating comparisons of our revenue performance with the performance in prior and future periods excluding any growth attributable to acquisitions. The following tables reconcile organic revenue growth rate to net sales growth rate, the most directly comparable GAAP measure.

Consolidated

	Years Ended December 31,
	2025	2024
Net sales growth rate		2.7%
Less: Impact of:
Acquisitions/divestitures		—%
Currency exchange rates		(0.2)%

Organic revenue growth rate		2.9%

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Commercial

	Years Ended December 31,
	2025	2024
Net sales growth rate		3.9%
Less: Impact of:
Acquisitions/divestitures		—%
Currency exchange rates		(0.2)%

Organic revenue growth rate		4.1%

Residential

	Years Ended December 31,
	2025	2024
Net sales growth rate		(0.5)%
Less: Impact of:
Acquisitions/divestitures		—%
Currency exchange rates		(0.2)%

Organic revenue growth rate		(0.2)%

Free Cash Flow and FCF Conversion

FCF is a non-GAAP liquidity measure that we define as net cash flows provided by operating activities—continuing operations less purchases of property, plant and equipment plus proceeds from sale of property, plant and equipment. FCF Conversion is a non-GAAP liquidity measure that we define as FCF divided by net income (loss) from continuing operations.

We believe that FCF and FCF Conversion are useful indicators of liquidity that provide information to management and investors about the amount of cash used in our core operations that, after the purchases of property, plant and equipment, interest servicing and tax payments, is available to be used for strategic initiatives and to pay down debt principal. FCF and FCF Conversion may have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under GAAP. The following table reconciles FCF to net cash flows provided by operating activities, the most directly comparable GAAP measure, and calculates FCF Conversion.

	Years Ended December 31,
($ in millions)	2025	2024	2023
Net cash flows provided by operating activities	$	$17.9	$288.1
Net cash flows (used in) provided by operating activities – discontinued operations		(202.5)	50.6
Net cash flows provided by operating activities—continuing operations		220.4	237.5

Purchases of property, plant and equipment		(28.2)	(26.1)
Proceeds from disposal of property, plant and equipment		6.5	8.9

FCF	$	$198.7	$220.3

Net income (loss) from continuing operations	$	$153.6	$50.1
Operating cash flow conversion—continuing operations		143.5%	474.1%
FCF Conversion		129.4%	439.7%

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Liquidity and Capital Resources

General

As of December 31, 2024, our principal sources of liquidity were cash and cash equivalents totaling $339.9 million, which were held for working capital purposes, as well as the available balance of our Revolving Credit Facility of $200.0 million, which was increased to $340.0 million in May 2025 in connection with the AprilAire Acquisition.

In addition, as of December 31, 2024, we held $79.3 million in U.S. treasury securities that can be converted to cash and used to support liquidity needs. We expect that our operating cash flows, in addition to our cash and cash equivalents, will enable us to continue to make investments in the future. We expect our operating cash flows to further improve as we increase our operational efficiency and experience economies of scale.

We have financed our operations primarily through debt financing. We believe our existing cash and cash equivalents and cash provided by operations will be sufficient to meet our working capital, capital expenditure and debt servicing needs for at least the next twelve months from the date of this prospectus. Our future capital requirements will depend on many factors including our company’s and our industry’s growth rates, the timing and extent of spending to support development efforts, the introduction of new and enhanced products and services offerings, the continuing market acceptance of our products and the timing and extent of acquisitions and dispositions. In the future, we may enter into arrangements to acquire or invest in businesses, services and technologies, including intellectual property rights.

We may require access to capital to fund our operations, including general working capital for operating expenses, purchases of property and equipment for our operations, to make investments in our growth and for other needs. To the extent that existing cash and cash from operations are not sufficient to fund our future operations or growth, we may need to raise additional funds through public or private equity or additional debt financing. Although we currently are not a party to any agreement and do not have any understanding with any third parties with respect to potential investments in, or acquisitions of, businesses or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. We cannot assure you that such additional financing will be available at terms acceptable to us, or at all. In addition, we may opportunistically seek to raise additional capital to fund our continued growth. To the extent that we are unsuccessful in raising capital through additional debt or equity financings, or rising interest rates impair our ability to effectively do so, our plans for continued growth may need to be moderated or curtailed.

On October 7, 2024, we completed the divestiture of NGH, which generated $1,147.8 million of net proceeds. We used $1,000.0 million to issue a cash distribution to Holdings and noncontrolling interests.

Credit Facilities

On June 21, 2021, Madison IAQ, as borrower, Madison IAQ II and certain subsidiaries of Madison IAQ, as guarantors, entered into the Credit Agreement with a syndicate of lenders, currently comprised of (i) the $2,451.0 million initial Term Loan Facility, (ii) the approximately $1,595.6 million Incremental Term Loan Facility and (iii) the $340.0 million Revolving Credit Facility. The lenders under the Credit Agreement hold a security interest in all or substantially all of Madison IAQ’s and its subsidiaries’ assets as described in the Credit Agreement. The Term Loan Facility matures on June 21, 2028, the Incremental Term Loan Facility matures on the earlier of (x) November 6, 2032 and (y) March 31, 2029 (unless, on or prior to such date, all indebtedness with respect to the Unsecured Notes is extended or refinanced to mature no earlier than the date that is 91 days later than November 6, 2032) and the Revolving Credit Facility matures on the earlier of (x) May 6, 2030 and (y) March 31, 2028 (unless, on or prior to such date, all indebtedness with respect to the Secured Notes is extended or refinanced to mature no earlier than the date that is 91 days later than May 6, 2030).

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As of December 31, 2025, we had $    million, $    million and $    million outstanding under our Term Loan Facility, Incremental Term Loan Facility and Revolving Credit Facility, respectively. As of December 31, 2025, the interest rates on our Term Loan Facility, Incremental Term Loan Facility and Revolving Credit Facility were     %,     % and     %, respectively.

The Term Loan Facility and Revolving Credit Facility rates are set at Term SOFR, subject to a 0.50% floor for the Term Loan Facility and a 0% floor for the Revolving Credit Facility, plus an applicable margin of 2.50% (which is reduced by 0.25% in the event of the consummation of an initial public offering, including this offering). The Incremental Term Loan Facility rate is set at Term SOFR, subject to a 0.50% floor, plus an applicable margin of 2.75%.

The Revolving Credit Facility does not amortize. The Term Loan Facility and the Incremental Term Loan Facility amortize at 1.00% annually of the aggregate principal amount of such loan which payments are due quarterly. However, on November 6, 2025, the Incremental Term Loan Facility was voluntarily prepaid in the amount of $150.0 million, which prepayment was applied to all future quarterly amortization payments on the Incremental Term Loan Facility through its scheduled maturity date.

The Credit Agreement contains customary representations and warranties, affirmative covenants, reporting obligations and negative covenants, including reporting covenants requiring certain quarterly and annual financial information, and restrictions on the incurrence of additional indebtedness, the payment of dividends, sale of assets, and entering into any merger or acquisition. The Credit Agreement also contains a financial covenant which is only operative if the Company had outstanding amounts drawn on the Revolving Credit Facility above a certain threshold. As of December 31, 2024 and 2023, the Company was in compliance with all covenants, and we expect to remain in compliance with all covenants during the twelve months from the date of this offering. See the section entitled “Description of Certain Indebtedness—Credit and Guaranty Agreement” for more information.

Secured and Unsecured Notes

On June 21, 2021, Madison IAQ issued $700 million aggregate principal amount of the Secured Notes and $1,035 million aggregate principal amount of 5.875% senior notes due 2029 (the “Unsecured Notes”). The Secured Notes accrue interest at a rate of 4.125% per annum, payable semi-annually on June 30 and December 30 of each year, and mature on June 30, 2028. The Unsecured Notes accrue interest at a rate of 5.875% per annum, payable semi-annually on June 30 and December 30 of each year, and mature on June 30, 2029.

The Secured Notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured first priority basis by Madison IAQ II and each of Madison IAQ’s existing and future material wholly owned domestic restricted subsidiaries, to the extent such subsidiary guarantees the Credit Facilities. The Secured Notes rank equally in right of payment with all of Madison IAQ’s and the guarantors’ existing and future senior indebtedness, including obligations under the Credit Facilities and the Unsecured Notes, and are effectively senior to all existing and future senior unsecured indebtedness of Madison IAQ and the guarantors that is unsecured or secured by junior-priority liens, to the extent of the value of the assets securing the Secured Notes. The Secured Notes are structurally subordinated to all existing and future indebtedness and other liabilities of Madison IAQ’s non-guarantor subsidiaries. As of September 30, 2025, the outstanding principal balance of the Secured Notes was $700.0 million and we were in full compliance with all covenants under the indenture governing the Secured Notes.

The Unsecured Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by Madison IAQ II and each of Madison IAQ’s existing and future material wholly owned domestic restricted subsidiaries, to the extent such subsidiary guarantees the Credit Facilities, subject to certain exceptions. The Unsecured Notes rank equally in right of payment with all of Madison IAQ’s and the guarantors’ existing

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and future senior indebtedness, including obligations under the Credit Facilities and the Secured Notes, and are effectively subordinated to Madison IAQ’s and the guarantors’ existing and future secured indebtedness, including the Credit Facilities and the Secured Notes, to the extent of the value of the collateral. The Unsecured Notes are structurally subordinated to all existing and future indebtedness and other liabilities of Madison IAQ’s non-guarantor subsidiaries. As of September 30, 2025, the outstanding principal balance of the Unsecured Notes was $1,035.0 million and we were in full compliance with all covenants under the indenture governing the Unsecured Notes.

Both the Secured Notes and the Unsecured Notes are subject to certain customary operating and financial covenants, including limitations on the incurrence of additional debt, the creation of liens, the making of restricted payments, asset sales, affiliate transactions, and mergers or consolidations, among others. The Secured Notes and Unsecured Notes are also subject to customary events of default, which, if triggered, could result in the acceleration of the Secured Notes or Unsecured Notes, as applicable. The Secured Notes and Unsecured Notes may be redeemed at the option of Madison IAQ, in whole or in part, at specified redemption prices and subject to the terms set forth in the respective indentures.

For additional information regarding the Secured Notes and Unsecured Notes, including the terms of the related indentures, guarantees and supplemental indentures, see “Description of Certain Indebtedness—4.125% Senior Secured Notes due 2028” and “Description of Certain Indebtedness—5.875% Senior Notes due 2029.”

Cash Flows

The following table sets forth a summary of our operating, investing, and financing activities for the years ended December 31, 2024 and 2023.

	Year Ended December 31,		Change
	2024	2023	Amount	% Change
Continuing operations:
Net cash flows provided by operating activities	$220.4	$237.5	$(17.1)	(7.2)%
Net cash flows used in investing activities	(82.4)	(32.0)	(50.4)	(157.5%)
Net cash flows used in financing activities	(1,044.4)	(40.0)	(1,004.4)	NM	(1)
Effect of exchange rate changes on cash	(2.8)	1.7	(4.5)	NM	(1)
Discontinued operations:
Net cash flows provided by (used in) operating activities	(202.5)	50.6	(253.1)	NM	(1)
Net cash flows provided by (used in) investing activities	1,144.8	(3.5)	1,148.3	NM	(1)
Net cash flows used in financing activities	(0.6)	(0.8)	0.2	25.0%

Total net change in cash and cash equivalents	$32.5	$213.5	$(181.0)	(84.8%)

(1)	—not meaningful

Continuing operations

Operating Activities. We generated $220.4 million of net cash flows from operating activities during the year ended December 31, 2024, compared to inflow of $237.5 million during the year ended December 31, 2023. The year-over-year change was primarily due to working capital investments particularly in our data center cooling business, incremental equity appreciation rights payments partially offset by increased profits.

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Investing Activities. We used $82.4 million of net cash flows from investing activities during the year ended December 31, 2024, compared to the use of $32.0 million during the year ended December 31, 2023. For the years ended December 31, 2024 and 2023, cash was used to invest in capital projects and U.S. Treasuries. The decrease in cash flows from investing activities year over year was driven by higher purchase of U.S. Treasuries.

Financing Activities. We used $1,044.4 million of net cash flows from financing activities during the year ended December 31, 2024, compared to the use of $40.0 million during the year ended December 31, 2023. For the year ended December 31, 2024, cash was used to distribute a portion of the proceeds from the divestiture of NGH to Holdings, distributions to non-controlling interest and term loan repayments. For the year ended December 31, 2023, cash was used primarily for term loan repayments.

Discontinued operations

Operating Activities. We used $202.5 million of net cash flows from operating activities during the year ended December 31, 2024, compared to inflow of $50.6 million during the year ended December 31, 2023. The year-over-year change was primarily due to decreased profits, cash paid for taxes, and working capital changes.

Investing Activities. We generated $1,144.8 million of net cash flows from investing activities during the year ended December 31, 2024, compared to a use of $3.5 million during the year ended December 31, 2023. For the year ended December 31, 2024, cash was generated by proceeds from the divestiture of NGH offset by investments in capital projects. For the year ended December 31, 2023, cash was used primarily to invest in capital projects.

Financing Activities. We used $0.6 million of net cash flows from financing activities during the year ended December 31, 2024, compared to the use of $0.8 million during the year ended December 31, 2023. For the years ended December 31, 2024 and 2023, cash was used to pay for capital leases obligations.

Indemnification Agreements

In the normal course of business, we provide indemnification of varying scope to customers against claims of infringement or other violation of intellectual property made by third parties arising from, in connection with, relating to or resulting from the use of our services, and from time to time we may be subject to claims by our customers under these indemnification provisions. Historically, costs related to these indemnification provisions have not been material, but we are unable to estimate the maximum potential impact of these indemnification provisions on our future results of operations.

To the extent permitted under Delaware law, we have agreements whereby we indemnify our directors and officers for certain events or occurrences while the director or officer is or was serving at our request in such capacity. The indemnification period covers all pertinent events and occurrences during the director’s or officer’s lifetime. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have director and officer insurance coverage that limits our exposure and enables us to recover a portion of any future amounts paid. We believe the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is minimal.

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other purposes as of December 31, 2024 and 2023.

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Critical Accounting Policies and Estimates

Use of Estimates

Our audited consolidated financial statements are prepared in accordance with GAAP. The preparation of these audited consolidated financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported periods. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates.

We believe that of our significant accounting estimates, as described in Note 2 to the audited consolidated financial statements, the following accounting policies involve a greater degree of judgment, estimates and assumptions about highly complex accounting determinations. To the extent that these accounting determinations change, this may result in significant fluctuations in our reported results from period to period and could have a material impact on our financial condition or results of operations. Accordingly, we believe these policies are the most critical to aid in fully understanding and evaluating our audited consolidated financial condition and results of operations. As required by our policies, we evaluate our critical accounting estimates and judgements on an ongoing basis and update them as appropriate based on changing conditions.

Goodwill and Other Intangible Assets

Goodwill represents the excess of purchase price over the fair value of the identifiable tangible and intangible net assets acquired in a business combination. Goodwill and other indefinite-lived assets are tested and reviewed for impairment in the fourth quarter of each fiscal year or whenever there is a material change in events or circumstances that indicate that the fair value of the asset is more likely than not less than the carrying amount of the asset.

Impairment of goodwill is assessed at the reporting unit level and begins with a qualitative assessment to determine if it is more likely than not the fair value of a reporting unit to which goodwill has been assigned is less than its carrying value. If the Company concludes based on the qualitative assessment that it is more likely than not that the fair value of a reporting unit is less than its carrying value, a quantitative assessment of the reporting units carrying value compared to its fair value is performed. The fair value of the reporting units are determined using a discounted cash flow approach dependent on a number of significant management assumptions including estimates of operating results, capital expenditures, net working capital requirements, discount rates and terminal value assumptions. Changes to those assumptions could materially impact our financial condition or operating performance if actual results differ from such estimates and assumptions. To address this uncertainty, we perform sensitivity analyses on key estimates and assumptions. If the estimated fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is not impaired. To the extent that the carrying amount of the reporting unit exceeds its estimated fair value, an impairment loss will be recognized for the amount the reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill in that reporting unit.

Intangible assets such as customer relationships, technology assets, patents, and backlog and other intangible assets with finite useful lives are amortized based on the pattern in which the economic benefits of the intangible asset are consumed. If a pattern of economic benefit cannot be reliably determined or if straight-line amortization approximates the pattern of economic benefit, a straight-line amortization may be used. The range of useful lives approximate the following:

Years
Customer relationships	7 – 20
Technology assets	5 – 12
Patents	10
Backlog and other	1 – 14

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The Company assesses the recoverability of the carrying amount of its intangible assets with finite useful lives whenever events or circumstances indicate that the carrying amount of the asset group may not be recoverable. Determining whether an impairment loss has occurred requires the use of internal forecast to estimate future cash flows and the useful life over which these cash flows will occur. To determine fair value, we use our internal cash flow estimates discounted at an appropriate discount rate. If the undiscounted cash flows are less than the carrying amount of the asset group, an impairment loss is recognized for the amount by which the carrying value of the asset group exceeds the fair value of the asset group, not to exceed the carrying amount of the intangible asset.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets, which include amortizable intangible assets and property, plant and equipment, for impairment whenever events or changes in circumstances indicate that the carrying value of long-lived assets may not be recoverable. The Company will record an impairment loss to reduce the carrying amount to fair value in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

Revenue Recognition

The Company recognizes revenue when control of performance obligations, which are distinct goods or services within the contract, is transferred to the customer. Control is transferred when the customer has the ability to direct the use of and obtain the benefits from the goods or services. When revenue is recognized at a point in time, control generally transfers at time of shipment. Revenues are recognized over time if the customer simultaneously receives control as the Company performs work under a contract, if the customer controls the asset as it is being produced, or if the product produced for the customer has no alternative use and the Company has a contractual right to payment with a reasonable profit margin. Revenue over time is primarily recognized using an output method, measured based on goods or services transferred to the customer to date relative to the remaining goods or services promised under the contract. This method is used as management considers goods or services transferred to be the best available measure of progress on these contracts. The transaction price for long-term contracts is primarily fixed; however, may include variable consideration, which includes, for example increases or decreases to the transaction price for change orders. Change orders which modify the scope of terms of an original contract are included in the transaction price once approved, the recovery amount is probable and the amount can be reliably estimated.

Revenue is measured based on the amount of consideration the Company expects to receive, reduced for estimates for return allowances, discounts and rebates. Product returns, customer allowances and rebates are estimated based on historical experience and known trends. Revenues also exclude any impacts from value-added taxes, sales tax and other taxes where the Company is a pass-through conduit for collecting and remitting such taxes to governmental authorities. Taxes collected are included in accrued expenses and other current liabilities until the taxes are remitted to the appropriate taxing authorities. Payment terms vary by customer and the time between invoicing and due date is typically not significant. Some customer contracts require an upfront cash deposit, which is included within customer deposits and deferred revenue on the consolidated balance sheets until control is transferred to the customer. Deferred revenue represents billing in excess of revenue recognized, which is included within customer deposits and deferred revenue on the consolidated balance sheets. Contract assets represent revenue recognized in excess of amounts billed and is included in accounts receivable on the consolidated balance sheets. The Company does not capitalize costs to obtain a contract as these amounts would generally be recognized over a period less than one year and are not material.

Income Taxes

In the U.S., the Company files taxes as part of a consolidated return with Holdings and taxes paid are treated as distributions to Holdings. These consolidated financial statements are prepared on a separate return basis reflecting the Company on a stand-alone basis.

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The Company accounts for income taxes under the asset and liability method. Deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities from a change in tax rates is recognized in earnings in the period that includes the enactment date. Non-U.S. subsidiaries pay income taxes in their respective countries and accordingly foreign income taxes related to their income are also recorded in the consolidated financial statements.

The Company annually assesses the realizability of deferred income tax assets recorded in each jurisdiction of operation. The Company records a valuation allowance against deferred income tax assets recorded in a particular jurisdiction if, based upon all available positive and negative evidence, the Company concludes that it is more likely than not that all or a portion of the deferred income tax assets recorded in such jurisdiction will not be realized.

The tax effects from an uncertain tax position can be recognized in the consolidated financial statements if the position is more likely than not to be sustained on audit based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that it is more likely than not that the position would be sustained. For tax positions meeting the more likely than not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. When applicable, interest and penalties are calculated based on guidance from the relevant tax authority and recorded in the consolidated financial statements. As of December 31, 2024, Company has recorded uncertain tax positions of $5.1 million, inclusive of penalties and interest.

Recent Accounting Pronouncements

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires public entities to disclose information about their reportable segments’ significant expenses on an interim and annual basis. In addition, the amendments clarify circumstances in which an entity can disclose multiple segment measures of profit and loss, provide new segment disclosure requirements for entities with a single reportable segment and contains other disclosure requirements. The Company adopted ASU 2023-07 on January 1, 2024 and have reflected the standard within its notes to the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which requires public entities to disclose disaggregated information about their effective tax rate reconciliation as well as information on income taxes paid. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently assessing the impact of this ASU on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (DISE) (“ASU 2024-03”), which requires public entities to disclose disaggregated information about expenses by nature on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently assessing the impact of this ASU on its consolidated financial statements.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments provide for a practical expedient and accounting policy election in measuring credit losses for accounts receivable and current

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contract losses arising from transactions accounted for under ASC Topic 606, Revenue Recognition. The ASU is effective for fiscal years beginning after December 1, 2025 and interim periods within those periods, with early adoption permitted. We are currently evaluating the impact that this guidance will have on the financial position and results of operations within our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to interest rate risk through fluctuations in interest rates on our variable-rate debt obligations, specifically borrowings under the Term Loan Facility, the Incremental Term Loan Facility and the Revolving Credit Facility. Changes in interest rates could materially affect our financial results by increasing the cost of borrowing. As of December 31, 2024, we had $2,451.1 million outstanding under our Term Loan Facility and have $200.0 million of borrowing capacity available under the Revolving Credit Facility.

To mitigate the impact of interest rate fluctuations, we utilize interest rate swaps to convert a portion of our variable rate debt to fixed rates. These hedging activities are designed to reduce variability of cash flows associated with interest payments. The effectiveness of these instruments is regularly assessed, and they are accounted for in accordance with applicable hedge accounting standards.

As of December 31, 2025 and 2024, the fair value of our interest rate swaps was $     million and $1,050.0 million, respectively. As of December 31, 2025 and 2024, after taking into account the effect of our interest rate swap agreements that were in effect as of such date, approximately      % and 42.8%, respectively, of our Term Loan Facility then outstanding was at a fixed interest rate, with the remainder at variable interest rates. For each of these periods, the effect of a hypothetical 100 basis point increase in overall interest rates, after considering the effect of our interest rate swaps, would result in an approximate $     million and $14 million increase in annual interest expense, respectively.

Foreign Currency Risk

The majority of our operations are conducted in the United States; however we conduct operations in many countries around the world, including Canada, Mexico, China, the U.K. and throughout Europe. As a result, our results of operations are subject to both currency transaction risk and currency translation risk. We incur currency transaction risk when we enter into either a purchase or sale transaction using a currency other than the local functional currency. We are also exposed to transaction risk from changes in foreign currency exchange rates through sales and purchasing transactions when we sell products in functional currencies different from the currency in which the product and manufacturing costs were incurred. With respect to currency translation risk, our financial condition and results of operations are measured and recorded in the relevant local functional currency and then translated into U.S. dollars for inclusion in our consolidated financial statements. Exchange rates between most of the major foreign currencies we use to transact our business and the U.S. dollar have fluctuated over the last few years and we expect that they will continue to fluctuate. Foreign currency exchange rate risk is reduced through the maintenance of local production facilities in the markets we serve, which we believe creates a natural hedge to our foreign currency exchange rate risk. In instances where we utilize production facilities in lower cost markets, such as Mexico and China, to supply the markets we serve, we have used derivative financial instruments, primarily foreign currency forwards, to manage our exposure to foreign currency exchange rate risks arising from such operating activities. We expect to continue using derivative financial instruments to manage such risks going forward.

Currency exchange rates vary daily and often one currency strengthens against the U.S. Dollar while another currency weakens. Because of the complex interrelationship of worldwide supply chains and distribution channels, it is difficult to quantify the impact of a particular change in exchange rates. Also, our operating teams work to mitigate the impact of increased sourcing or production costs resulting from changes in foreign currency

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exchange rates and our commercial organizations work to adjust our products’ prices likewise. As of December 31, 2024 and 2023, we held $19.1 million and $0 notional value in foreign currency derivatives, respectively. For more information about our foreign currency risk, see Note 13 of our consolidated financial statements.

Commodity Prices

We are exposed to changing commodity prices, including but not limited to steel, aluminum, copper and plastics. Historically, we have generally been able to successfully pass significant commodity and raw material price increases onto our customers. Due to the critical nature of the products we sell, the indoor air quality that such products support, and the specialized, niche markets we serve, we believe reasonable price increases do not impact customer demand.

Additionally, from time to time, we enter into commodity futures and swaps, which are intended and effective as hedges of market price risk associated with the anticipated purchase of certain raw materials (primarily steel), and to reduce our exposure to commodity price fluctuations. A hypothetical 10% increase or decrease in the pricing of these derivative instruments would not have a material impact on our financial condition or results of operations. As of December 31, 2024, we have no outstanding commodity swap agreements and accordingly, do not have any ongoing exposure to commodity price fluctuations impacting our derivative instruments. For more information about our commodity swap agreements, see Note 13 of our consolidated financial statements.

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BUSINESS

We take up to 25,000 breaths a day and spend up to 90% of our lives indoors, often breathing air that’s two to five times more polluted than outdoor air. Clean air is absolutely essential to human life, yet most people rarely think about the air we breathe at home, in our schools, in healthcare facilities and in the workplace. Poor air quality doesn’t just affect comfort; it undermines health, productivity and performance. Improving air quality is a fundamental principle that is a key tenet in everything we do.

At Madison Air, we see air differently. Our mission is to make the world safer, healthier and more productive through the power of better air. We’ve built a business that transforms air into tangible outcomes for customers, creating the potential for long-term growth opportunities for investors.

We believe Madison Air is a leader in the mission-critical indoor air solutions market, powered by differentiated advanced technologies that deliver superior air quality and tangible results: higher productivity, lower energy costs and improved operational performance in the most demanding environments.

From protecting uptime in a data center with Nortek Data Center Cooling, to purifying air in a semiconductor fabrication facility with Nortek Air Solutions, to keeping families safer with AprilAire’s Healthy Air System and improving workplace productivity, health and retention with Big Ass Fans – better air delivers better outcomes. That’s the Madison Air advantage.

We believe our sustainable growth is powered by our resilient, diversified model spanning both Commercial and Residential markets. Anchored by a large installed base, approximately half of our net sales for the year ended December 31, 2024 (based on combined net sales of $3.1 billion for Madison Air and AprilAire for the year ended December 31, 2024, calculated as if AprilAire had been owned for the entire period), came from replacement and upgrade demand, with an additional approximately 10% from aftermarket parts and services, providing stability across cycles. For the year ended December 31, 2024, Madison Air generated $2.6 billion of net sales and $236.2 million of net income, with 9.0% of net income (loss) margin, 25.7% Adjusted EBITDA Margin, 143.5% operating cash flow conversion from continuing operations, and 129.4% FCF conversion. For the year ended December 31, 2024, AprilAire generated $490.5 million of net sales and $93.6 million of net income. Adjusted EBITDA Margin and FCF conversion are non-GAAP financial measures. For the definition and a reconciliation of Adjusted EBITDA Margin to net income (loss) margin, and FCF conversion to operating cash flow conversion from continuing operations, the most directly comparable financial measures calculated and presented in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), respectively, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.” This success is powered by a team of over 8,750 employees with an entrepreneurial mindset committed to innovation, precision and customer success.

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The Foundation of our Industry Leadership:

•	Differentiated by Return on Air

Return on Air is our value proposition and our promise. We transform air from a commodity into a strategic asset that drives tangible business outcomes. For customers, this means higher productivity, lower energy costs, health, comfort and home preservation, and protection of mission-critical operations. It’s the promise that air can do more. And it’s why customers trust Madison Air.

•	Leadership in growth markets

Unlike traditional HVAC, we focus on specialized sectors shaped by durable megatrends. With an estimated 8% share of an estimated $40 billion North American addressable market (based on combined net sales of $3.1 billion for Madison Air and AprilAire for the year ended December 31, 2024, calculated as if AprilAire had been owned for the entire period), we believe Madison Air has a clear runway for share gains and long-term growth through the cycle.

•	Powered by a unique value creation model

Our mission is to make the world safer, healthier and more productive through the power of better air. Our decentralized organizational structure keeps brands close to customers, while a lean corporate center drives strategy and disciplined capital allocation. Guided by our 80/20 operating model, we concentrate resources on the markets, products and customers that matter most – capitalizing on growth opportunities in our most attractive end markets. By consistently deploying disciplined capital allocation, we estimate that we have more than tripled our total addressable market since 2021, sharpening our focus on high-growth sectors with complex process requirements and greater long-term potential.

Behind these strengths stands a dynamic leadership team committed to advancing air quality and focused on serving customers. Our mission shapes our strategy, drives decisions and guides every aspect of how we operate – ensuring alignment across the organization and delivering sustainable value for customers and investors.

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This strategy is reinforced by a resilient, diversified business model spanning Commercial and Residential markets. With a large installed base, approximately half of net sales for the year ended December 31, 2024 (based on combined net sales of $3.1 billion for Madison Air and AprilAire for the year ended December 31, 2024, calculated as if AprilAire had been owned for the entire period), came from replacement and upgrade demand, plus approximately 10% from aftermarket parts and services. Air quality systems complement traditional climate control infrastructure and are becoming an important part of projects as customers put greater emphasis on air treatment and quality in new builds and upgrades.

Our technology platforms help to drive tangible gains in productivity, energy efficiency and cost savings, winning in sectors where air impacts customer success. By consistently expanding our estimated TAM and investing through cycles with disciplined capital allocation, we turn air into a business advantage. Helping customers improve health, productivity and efficiency supports their growth and helps to enable the world’s most innovative industries perform at their best.

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Our Market Opportunity

At Madison Air, we don’t just participate in the indoor air quality market, we’re shaping it. We serve an estimated $40 billion addressable North American market, separate and distinct from the broader approximately $200+ billion traditional heating and cooling market, where air can serve as an asset rather than simply a commodity. With only an estimated 8% market share today (based on combined net sales of $3.1 billion for Madison Air and AprilAire for the year ended December 31, 2024, calculated as if AprilAire had been owned for the entire period), we believe our path to growth is clear and compelling. We have been continually expanding our served markets through new product introductions and strategic acquisitions, both of which are consistent with our core mission of improving air quality.

As a business with category-defining indoor air quality solutions, we believe Madison Air holds distinct and dynamic competitive advantages: trusted brands, deep application expertise, patent-protected innovation and strong channel and customer partnerships. In most markets, we compete with smaller fragmented players and, in a few select areas, we compete with non-core product lines from large HVAC original equipment manufacturers. We win because we deliver Return on Air – tangible performance gains through highly engineered, differentiated solutions backed by trusted brands and deep channel and customer relationships.

We use our scale to amplify these advantages. We leverage a broad, decentralized manufacturing footprint and enterprise-level procurement strength to deliver cost efficiencies that smaller, specialized competitors struggle to match. As a result, we believe Madison Air offers one of the most comprehensive, scaled solutions for both Commercial and Residential customers.

We focus on environments where air drives outcomes – uptime, compliance, process control and human health – because when air impacts outcomes, customers are willing to invest.

Our market is expanding, fueled by powerful megatrends that are redefining how air is managed across sectors:

•	Human Health – Clean air is now recognized as essential to respiratory health, cognitive performance and productivity, driving investment across homes, schools, healthcare and workplaces.

•

Aging Residential Housing Stock – With the average U.S. home now over 40 years old, according to the U.S. Census Bureau, sustained demand for replacement and upgrade solutions is accelerating, creating long-term opportunities.

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•

Commercial Refurbishment – Many commercial and industrial facilities built during the mid- and late-twentieth century rely on aging systems nearing end-of-life. Buildings constructed before 1980 account for 46% of U.S. commercial building stock, yet fewer than 25% of these buildings have received an HVAC upgrade since 2000, according to Melius Research. This creates a substantial opportunity for modernization, as advanced air solutions are critical to driving operational efficiency, creating healthy indoor air and reducing energy consumption.

•

AI and Data Center Growth – Explosive data center expansion driven by AI and cloud computing workloads is fueling demand for highly engineered precision air and liquid cooling systems capable of managing high thermal loads at hyperscale.

•

Reshoring of Advanced Manufacturing – Investments in high-specification manufacturing facilities, including semiconductor fabrication facilities and pharmaceutical cleanrooms, require tightly managed and highly regulated air environments. These applications require specialized low-humidity air handling and contamination control to protect yield, ensure compliance and maintain operational integrity.

•

Energy Resilience and Electrification – As energy demand grows, efficient and highly controllable air systems are increasingly important to integrate with evolving building envelopes and energy recovery technologies.

•

Industrial Productivity – Tight labor markets are challenging manufacturers to improve employee productivity and retention. We believe this means that the safer, more comfortable environments that our products help to create, will increasingly be seen as a source of competitive advantage.

•

Regulation and Building Standards – New and more stringent ventilation building codes, energy efficiency mandates and indoor air quality regulations are raising performance baselines across commercial and residential settings, expanding the market for Madison Air’s differentiated technologies.

As we continue to scale our platform, we expect that our TAM will expand across these sectors. We estimate that the total North American addressable market opportunity for our products and services across all of these sectors is approximately $40 billion as of December 31, 2024.

Using our decentralized model, we leverage the local expertise of our personnel at each of our material businesses within our Commercial and Residential segments to understand how each business views and estimates its TAM. As a result, we calculate TAM separately for each material business within our Commercial and Residential segments using a variety of methodologies, which are based upon a variety of sources, including information from independent industry analyses, publications, interviews with industry participants, public company data, analyst reports, government reports, as well as our own internal estimates and research. See “Market and Industry Data.”

After calculating the TAM for each material business within our Commercial and Residential segments, management then aggregates each business-level TAM estimate to arrive at an aggregate estimated TAM for Madison Air. Utilizing this methodology, we estimate that our aggregate North American TAM across our businesses is approximately $40 billion as of December 31, 2024, with approximately $28 billion of growth since 2021.

While we believe our TAM estimates are reasonable, such information is inherently imprecise and we cannot assure you of the accuracy or completeness of our estimates. See “Risk Factors—Risks Related to Our Business— Our estimate of total addressable market is subject to numerous uncertainties. If we have overestimated the size of our total addressable market now or in the future, our future growth rate may be limited.”

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Segment Overview

Madison Air is purpose-built to serve two high-impact, complementary segments – Commercial and Residential – each positioned for durable, scalable long-term growth. Unified by our commitment to highly engineered, scalable performance and tangible outcomes, we see air as essential infrastructure, whether powering mission-critical environments or protecting the health and safety of the home. The Commercial segment serves high-specification environments where air quality is essential to the performance of critical infrastructure, regulatory compliance and operational productivity. The Residential segment meets accelerating demand driven by health, comfort and home preservation priorities, evolving and expanding regulation and rising consumer awareness and expectations around indoor air quality.

Commercial Segment

Overview

Representing approximately 70% of Madison Air’s net sales for the year ended December 31, 2024, our Commercial businesses deliver highly engineered, custom and semi-custom air quality systems to support process control, regulatory compliance, energy efficiency and productivity in mission-critical environments. While our solutions often represent a small portion of total project spend or ongoing operating costs, the cost of failure in these environments is extremely high, making performance, reliability and service increasingly imperative to customer success. Our well-established brands, including Nortek, Big Ass Fans, Addison and Reznor, are trusted across foundational sectors, including healthcare and life sciences, advanced manufacturing, While our solutions often represent a small portion of total project spend or ongoing operating costs, the cost of failure in these environments is extremely high, making performance, reliability and service increasingly imperative to customer success. Our well-established brands, including Nortek, Big Ass Fans, Addison and Reznor, are trusted across foundational sectors, including healthcare and life sciences, advanced manufacturing, data centers, logistics and education. For the years ended December 31, 2025, 2024 and 2023, AprilAire’s commercial brands generated net sales of $  million, $100.5 million and $96.5 million, respectively, that would have been accounted for in Madison Air’s Commercial segment had we owned AprilAire and its associated commercial brands during those periods.

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Technology Platforms

Our Commercial segment centers on five core platforms, each engineered to solve complex challenges for our customers and deliver tangible Return on Air:

•

Air Handling – Custom and semi-custom engineered technologies that enable precise airflow control, humidity management and air exchange across diverse environments. These solutions support critical applications in hospitals, life sciences, advanced manufacturing, as well as commercial buildings, data centers, education, hospitality and large-scale industrial facilities.

•	Air and Liquid Cooling – Advanced thermal management solutions designed for reliability, efficiency and scalability at hyperscale, supporting data centers and high-intensity industrial environments.

•

Air Movement and Heat – High-performance heating and cooling technologies that enhance employee safety, comfort and productivity while improving energy efficiency in logistics hubs, manufacturing facilities, public spaces and institutions, such as schools, restaurants and sporting facilities.

•

Humidity Control and Dedicated Outdoor Air Systems (“DOAS”) – Systems that manage humidity and ventilation in healthcare, institutional and retail settings supporting process integrity, occupant comfort and sustainability.

•

Energy Efficiency Enablers – Precision-engineered energy recovery components and systems that reduce operating costs, improve energy efficiency and protect sensitive processes in critical sectors such as low-humidity manufacturing, EV charging infrastructure, renewable power generation and education and workplace safety and productivity.

Differentiated by Return on Air: Commercial Segment Case Studies

Healthcare

Healthcare environments can demand the highest standards of air quality, reliability and performance. A medical campus illustrates this distinction clearly. Administrative office buildings, typically two to three stories, can often be served by standard packaged rooftop HVAC units. These solutions, sufficient for basic heating and cooling needs, are most often provided by traditional HVAC companies.

The main hospital building, however, presents a fundamentally different challenge. Hospitals are large, complex facilities where patient health and safety is paramount. They require precise, clean air delivered at scale, with limited tolerance for unplanned downtime. These systems support critical spaces such as operating rooms, surgical suites and patient care areas. Madison Air is engineered for these challenges.

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Our solutions are engineered to deliver highly filtered, pure airflow far beyond the limits of traditional HVAC systems. While many standard commercial air handlers are typically designed to provide 40,000–60,000 cubic feet per minute (“CFM”) of airflow, Madison Air systems can deliver up to 400,000 CFM – nearly ten times greater capacity. This level of airflow is equivalent to ventilating approximately 400 average U.S. homes simultaneously.

Performance extends beyond capacity. Madison Air systems are designed to minimize cross-contamination between supply, return and bypass airflows, achieving leakage rates below 1%, compared to 3–5% for conventional HVAC systems. This precision can reduce the risk of airborne virus transmission, improve energy efficiency and extend asset life by preventing pressure fluctuations that accelerate wear. Longer asset life translates into lower lifecycle costs and higher operational continuity. We call this customer value Return on Air.

Our solutions are engineered to meet exact customer requirements, including space constraints, air quality, air flow, serviceability and redundancy – parameters which often cannot be met to the same degree and specificity by traditional HVAC offerings. For example, features such as our FANWALL technology, which utilizes multiple smaller fans instead of a single large fan, reduce single-point failure risk and simplify maintenance. This design advantage also supports upgrade applications, supporting flexibility and resilience.

While traditional HVAC manufacturers scale production of standard units, Madison Air scales custom engineering. Leveraging AI tools, such as NASDA, we strive to accelerate design and apply more than 350 years of cumulative engineering expertise to deliver tailored solutions faster and smarter. NASDA is powerful design and modeling software that uses machine learning to help engineers optimize air handler design for efficiency, acoustics and stringent performance standards. We believe its collaborative interface allows our team to work closely with customers to configure solutions tailored to specific building requirements, which we believe will reduce operating costs and improve lifecycle performance.

Data Centers

We believe Madison Air is well-positioned to be one of the leading providers of integrated data center thermal management solutions for many of the country’s leading hyperscalers and colocators. Our portfolio includes precision air handlers, rear door heat exchangers, advanced controls, liquid cooling and hybrid configurations, which combine air and liquid cooling, backed by decades of engineering expertise and deep industry know-how. This broad suite of technologies allows us to architect thermal management systems, not just individual products. It positions Madison Air as a strategic partner to hyperscalers and colocators.

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As global data center capacity accelerates, cooling is becoming one of the largest and fastest-growing areas of infrastructure investment. Thermal management is now a core enabler of next-generation compute, and Madison Air is at the center of this transformation.

We believe our engineering leadership, built on Nortek’s decades of high-density cooling expertise, gives us deep industry expertise and a decisive edge. As data centers often require a 99% or more uptime reliability standard and proven operational continuity, we are often specified early in the design process, providing Madison Air with privileged visibility and pull-through on major builds.

AI and advanced chipsets are driving unprecedented heat output and rack density, creating new technical challenges for data centers. According to UBS Research, $600 billion is being spent on data center build outs in 2025 with 20% or $120 billion dedicated to physical infrastructure, the majority of which is flowing into thermal management and uninterrupted power supply. On this backdrop, analysts report that pricing remains resilient and barriers to entry are high. Madison Air meets these demands with multi-modal cooling solutions that scale, delivering reliable, energy-efficient thermal performance for the most complex environments. High-density racks now routinely reach 70 to 100 kW and AI racks are projected to exceed 200 kW. At these power levels, heat output and energy demand are inseparable, and we believe these rising thermal demands will make cooling and power infrastructure co-design essential. Madison Air solutions are increasingly embedded in hyperscalers’ and colocators’ power utilization, sustainability and reliability planning initiatives – reinforcing our role as a strategic thermal infrastructure partner.

Our Data Center Cooling business combines multiple advantages: deep domain knowledge, engineering expertise, a broad suite of integrated thermal management solutions and a customer-first engagement model. One of the ways we strive to deliver this is through C-Force, a dedicated team supporting the world’s leading hyperscalers and colocation providers across the entire lifecycle of their critical infrastructure. C-Force unites specialists in engineering, operations, project management, commissioning and service to provide a seamless end-to-end approach – from concept and highly engineered design to delivery, installation and on-going operations. Working side by side with customers, the team aims to innovate and engineer to site-specific requirements, execute on time and at scale, and de-risk mission-critical operations with best-in-class technical support, commissioning expertise and continuous uptime strategies backed by over 350 years of cumulative engineering and manufacturing experience.

RETURN ON AIR VALUE PROPOSITION IN A DATA CENTER

NORTEK
DATA CENTER COOLING

C-FORCE

Dedicated team delivering end-to-end product lifecycle support with speed, reliability and continuous uptime across the entire lifecycle.

0.1 reduction in Power Usage Effectiveness can save a 100MW data center up to ~$11M annually[1]

99% Reliability standard[2]

On-time delivery can save a 100MW site

up to $1.5M per day[3]

Downtime can cost

$9,000 per minute[4]

COILWALL ARRAY
COILWALL
COLD PLATES
REAR DOOR HEAT EXCHANGER
C-FORCE
SKIDDED COOLANT DISTRIBUTION UNIT
COOLANT DISTRIBUTION UNIT
COMPUTER ROOM AIR HANDLING UNIT
STATEPOINT® HYBRID COOLING PLANT

[1] Based on management estimates and information presented in U.S. Energy Information Administration, *End Use: September 2025*, November 2025.

[2] Uptime standards applicable to Tier 1 to Tier 4 data centers.

[3] Based on management estimates and information presented in CBRE, *Global Data Center Trends 2025*, June 2025.

[4] According to Ponemon Institute, *Cost of Data Center Outages*, January 2016.

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Strategic Channel Approach

Madison Air’s Commercial segment reaches the market through a balanced and performance-driven go-to-market channel mix that includes manufacturers’ sales representatives, distributors, direct sales, private label manufacturing for original equipment manufacturers (“OEMs”) and e-commerce. This multi-channel approach ensures efficient coverage, strong market responsiveness and lasting customer relationships. For the year ended December 31, 2024, approximately 37% of our Commercial channel net sales were generated by manufacturers’ sales representatives, 31% by direct sales and 24% by distribution, with the remainder through e-commerce and OEM private label.

Commercial Segment

NET SALES YEAR ENDED 2024[1]

End Market
16% Logistics
12% Data Centers
11% Hospitals & Healthcare
10% Education
7% Sports, Entertainment, Public Spaces
7% Manufacturing
7% Food & Agriculture
9% Home Solutions
6% Office
5% Swimming Pools
4% Cleanroom, Pharma, Labs
4% Restoration
2% Government
1% Clean Energy
1% Fitness

Channel
24% Distribution
5% E-Commerce
3% OEM Private Label
31% Direct Sales
37% Manufacturers' Sales Representatives

Note: Values are approximate.

We aim to deliver superior speed, training and best-in-class service with a reputation for delivering on time, which we believe has earned long-tenured partnerships with channel partners and customers who rely on us for their most critical air-related needs. We invest in our channels to help partners fully understand and communicate our Return on Air value proposition. Our independent manufacturers’ sales representative groups cover the top 50 North American markets where we believe they often serve as exclusive providers of certain of our solutions. We feel as though this gives us unmatched reach, balance and influence in the market.

We also maintain strategic, competitive relationships with blue-chip customers across key sectors. We believe these relationships are a source of competitive advantage, allowing us to understand diverse customer needs and anticipate market trends. For example, in our data center business, we work directly with leading hyperscalers and colocators to jointly innovate and deliver tailored cooling solutions with an aim of staying ahead of evolving infrastructure demands in a rapidly changing and growing market.

It’s a strategic approach that we believe allows us to build reach, scale effectively and earn trust which helps us ensure our solutions are specified, sold and supported across a wide range of industries and applications.

Residential Segment

Overview

The Residential segment accounted for approximately 30% of Madison Air’s net sales as of December 31, 2024, and is anchored by trusted brands like AprilAire, Broan-NuTone and Zephyr. The acquisition of AprilAire

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in 2025 was pivotal in building our differentiated Residential platform. For the years ended December 31, 2025, 2024 and 2023, AprilAire’s residential brands generated net sales of $  million $389.9 million and $334.7 million, respectively, that would have been accounted for in Madison Air’s Residential segment had we owned AprilAire’s residential brands during those periods. Madison Air is one of the leading players in the industry, offering a full suite of Healthy Air System solutions, an integrated portfolio that addresses the five foundational pillars of indoor air quality – purification, ventilation, humidification, dehumidification and sensors and digital controls. These trusted brands enjoy wide-reaching distribution breadth, with multiple channels serving professionals, consumers and retailers.

Approximately 70% of Residential net sales came from replacement and upgrade demand for the year ended December 31, 2024, which generate recurring, highly visible revenue streams. We estimate that AprilAire’s patent-protected filters, for example, can generate a recurring aftermarket opportunity with up to nine times aftermarket sales potential over the life of an HVAC furnace. The remaining approximately 30% of net sales for the year ended December 31, 2024 were driven by new construction, supported by evolving standards and builder demand for integrated code-compliant air quality solutions.

We believe we play a leading role in advancing Healthy Air solutions for single- and multi-family homes. As residential construction trends toward increasingly airtight building envelopes to improve energy efficiency, the need for indoor air quality solutions, including purification, ventilation, humidification, dehumidification and sensors and digital controls, has become increasingly more critical. When properly specified and installed, our highly engineered solutions are designed to meet these ventilation targets for builders and professionals while providing real-world benefits for homeowners like health, comfort, home preservation and energy efficiency.

Our products deliver meaningful and tangible benefits as consumers increasingly prioritize wellness and energy efficiency at a fraction of the cost of a traditional HVAC system overhaul. For example, instead of installing a complete heating and cooling system in a home (which can range from $5,000 to $15,000), a fully installed whole home humidifier (often $500 to $2,500) or bath fan (around $100, and that can often be installed by the homeowner) can provide better indoor air quality and comfort to a family, making them increasingly attractive for homeowners, builders and professionals.

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Technology Platforms

Our Healthy Air System is built around five foundational pillars of indoor air quality – each engineered to address the performance, comfort and compliance demands of today’s homes, while consistently delivering our tangible Return on Air value proposition.

•

Purification – High-efficiency filtration removes particulates, pollutants and allergens to enhance health and comfort. We estimate that AprilAire’s patent-protected filters can generate a recurring aftermarket opportunity with up to nine times aftermarket sales potential over the life of an air cleaner.

•

Ventilation – Replaces stale indoor air in increasingly airtight homes with clean, conditioned outdoor air. Supports cognitive function, reduces indoor pollutants and enables compliance with building codes and energy standards.

•	Humidification – Maintains optimal humidity levels during dry seasons through whole-home systems that support respiratory health, improve overall HVAC efficiency and durability and enhance comfort.

•

Dehumidification – Manages moisture in humid climates and below-ground spaces like basements and crawlspaces. Helps prevent mold growth and structural damage, supporting health, comfort and home preservation.

•

Sensors and Digital Controls – Smart sensors, zoning solutions and digital applications monitor indoor air quality in real time and automate system performance – delivering consistently Healthy Air with minimal homeowner involvement.

Differentiated by Return on Air

We believe Madison Air’s residential brands, AprilAire, Broan-NuTone and Zephyr, create a balanced market opportunity by serving both core ventilation needs and the growing demand for integrated Healthy Air solutions. As Madison Air provides one of the most complete portfolios of the Healthy Air System, we believe we are positioned to capture the entire spectrum of opportunity from standard builders to premium homeowners and the whitespace in between.

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Core ventilation (approximately 65% for the year ended December 31, 2024, based on combined net sales of $3.1 billion for Madison Air and AprilAire for the year ended December 31, 2024, calculated as if AprilAire had been owned for the entire period)

Builders and professionals prioritize code compliance, cost, labor efficiency and risk. These professionals tell us they choose our solutions because they install faster, reduce callbacks and deliver proven premium performance – saving time and money. Management estimates that our solutions enable professionals to lower their labor costs and reduce costly warranty claims, directly improving their margins on each install.

Broan-NuTone is an industry leader and trusted brand in home ventilation – kitchen, bath and balanced supply / exhaust – and is trusted by builders, professionals and homeowners alike. Our latest innovations, including our Broan One Energy Recovery Ventilator (“ERV”) and the Broan Evolve premium bathroom exhaust ventilation fan, extend our market position into advanced ventilation and premium categories, creating the potential for further upside in higher-margin segments while reinforcing our stronghold in core markets.

The Healthy Air System (approximately 35% for the year ended December 31, 2024, and growing)

As homeowners invest in better air quality and healthier living environments, we believe Madison Air is uniquely positioned to lead with the Healthy Air System. With an estimated 92% of AprilAire’s U.S. addressable market still unpenetrated based on the number of homes in the United States that have at least one indoor air quality device installed as compared to U.S. housing stock, we believe the growth opportunity is significant. Professionals are trained to have Return on Air conversations – showing homeowners how Healthy Air solutions can improve health, comfort, and home preservation. Professionals are trained to spot signs like musty smells indicating excess humidity, poor ventilation and possible mold growth, hardwood floors that are sensitive to humidity swings, and pets that lead to increased allergens, odors and pathogens. All these signs open the door to a Healthy Air System sale at a fraction of the cost of a full HVAC system.

This contractor-led approach is only part of the story. To capture the full penetration opportunity, we look to activate every link in the value chain.

Strategic Channel Approach

Madison Air’s Residential commercialization strategy leverages a diverse, highly engaged network of distributors, trade professionals, builders, retailers, e-commerce platforms and OEM private label partners. We work closely with distributors, providing a one-stop Healthy Air System portfolio that simplifies inventory and drives category growth. Our contractor-first approach equips trade professionals, as well as builders, with the training, tools and differentiated products they need to simplify installation, reduce project costs and grow their businesses. This hands-on support helps

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our channel partners understand the full value of our Healthy Air System and how it can deliver the Return on Air value proposition through improved efficiency, fewer callbacks and enhanced homeowner satisfaction.

Beyond the professional channel, our mandate is to extend our reach through retail and appliance partners, bringing trusted brands into mainstream consumer purchase paths. Our presence on leading e-commerce platforms expands access and convenience for homeowners, supported by strong digital engagement and top-rated consumer reviews. OEM private label partnerships integrate Madison Air solutions into new equipment platforms, creating embedded value for builders and homeowners, while direct-to-consumer initiatives provide targeted opportunities for education and brand engagement.

Our channel mix reflects this breadth: distribution and dealers account for 51%, retail 16%, appliance 15%, e-commerce 12%, OEM private label 4% and direct 2%, in each case as of the year ended December 31, 2024. This channel structure is free of conflict, building trust across the system and enabling unified execution around performance, education and long-term partnership. Madison Air’s differentiated solutions and trusted brands have earned loyalty across channels, reflected in repeat purchases and strong consumer ratings. By combining deep relationships with distributors, builders and professionals with expansion across retail and digital platforms, we have created a flywheel for sustained growth.

Our Strengths

Madison Air enters this moment from a position of strength, supported by a scalable foundation designed for growth. We firmly believe that these three defining strengths power our ability to deliver better air, better outcomes for our customers and better returns:

1.	Differentiated by Return on Air

2.	Leadership in growth markets

3.	Powered by a unique value creation model

Together, these strengths create a business with category-defining products, real momentum and a compelling long-term growth story. With a footprint weighted toward replacement and upgrade demand, and a market still largely untapped, we believe Madison Air is poised to capture high-value whitespace across both Commercial and Residential

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markets. Importantly, tightening state and local ventilation codes are increasingly influencing homeowner and contractor choices – making high-performance solutions not just desirable, but often necessary for compliance. As North America’s infrastructure continues to modernize, we believe building standards around air quality and energy efficiency will become more stringent and prevalent. As awareness for the power of air accelerates, we believe we are at the forefront of driving performance, unlocking potential and creating tangible value in this market.

1.  Differentiated by Return on Air

We invented the Return on Air value proposition, which is the tangible value created when air becomes a strategic asset. Air is not just about comfort, it impacts a broader set of critical outcomes, including uptime, efficiency, compliance, productivity and health. We don’t just move air – we engineer it to deliver a tangible return in environments where air quality has a direct and significant impact on business performance.

The Work We Do Matters

Prevent costly downtime in data centers, saving
up to $9,000/min[1]

Cleanroom airflow control can reduce contamination incidents by up to 30%[2]

Prevent mold, rust, and odors by maintaining relative humidity below 60%[3]

In classrooms with improved air quality, standardized test scores improve by up to 5%[4]

Air movement reduces worker downtime and boosts
productivity

Proper home ventilation can reduce VOC[5] concentrations by
up to 55%[6]

[1] According to Ponemon Institute, *Cost of Data Center Outages*, January 2016.

[2] According to Meegle, *Cleanroom Airflow Strategies*, 2025.

[4] According to Science News Explores, *Stuffy classrooms may lower test scores*, 2015.

[5] Volatile Organic Compounds (VOCs).

Our customers realize a tangible return because our products are engineered for their specific, high-stakes environments. For a data center, Return on Air is captured through energy-efficient solutions. In an environment where we estimate a 100 megawatt data center can save up to $11 million annually per 0.1 reduction in Power Usage Effectiveness, this prevents downtime that can cost as much as $9,000 per minute. For a logistics operator, it is increased productivity and return on investment driven by a reduction in idle time each day. For a hospital, it is the improved patient safety from air systems engineered for leakage rates of 1% or less compared to 3-5% for conventional HVAC systems.

This unwavering focus on delivering a tangible return for our customers is the foundation of our strategy. It drives our innovation, strengthens our customer partnerships, and creates a durable competitive advantage in the markets we serve.

•	Proprietary Technology Platforms Built with Deep Application Expertise and IP Protections

Madison Air’s strength lies in understanding how systems perform in the field, not just on paper. Our engineering, sales and applications teams work alongside operators, builders and design engineers to solve complex air challenges tied to performance, compliance, and environmental conditions.

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This expertise enables us to deliver highly engineered custom and semi-custom solutions designed to fit customer site requirements. From cleanroom air handling for semiconductor fabrication facilities to humidity control in healthcare settings, our mandate is to deliver precision where it counts. In markets where performance, not price, drives selection, this is a decisive advantage.

We bring the same rigor to Residential markets, partnering with professionals, builders and distributors to advance Healthy Air solutions like purification, ventilation, humidification, dehumidification and sensors and digital controls. By staying embedded in customer workflows, we are better able to anticipate needs and accelerate innovation.

Our technology platforms combine proprietary designs, patent-protected innovations and integrated controls and are engineered to deliver precision, reliability and efficiency in critical environments. With approximately 600 research and development (“R&D”) engineers and over 900 issued patents and pending patent applications, our technology spans advanced thermal management, cleanroom air handling, energy efficiency technologies and the Healthy Air System.

From advanced air and liquid cooling to purification, humidity management and intelligent sensing, our solutions are engineered to perform in the most demanding environments – hyperscaler data centers, semiconductor fabrication facilities, hospitals, schools and homes. Our mandate is to create environments that work better, so our customers can too.

•	Strong, Long-standing Customer and Channel Relationships

Our go-to-market advantage is powered by deep relationships across the value chain, from manufacturers’ sales representatives and distributors to trade professionals, retailers and e-commerce platforms. These partnerships are built on trust, shared expertise and a commitment to driving results.

We invest in sales enablement, training, digital design tools, channel marketing and technical support – embedding Madison Air into customer and channel partner workflows. This alignment gives us visibility into market needs, accelerates conversions and connects us directly to decision-makers and influencers who shape demand. It’s an advantage that we believe positions us to fuel growth and drive stronger sales performance across channels.

•	Improved Outcomes Through Return on Air

Return on Air turns engineering differentiation into customer outcomes that drive uptime, productivity and lifetime economics. In mission-critical digital infrastructure, Nortek Data Center Cooling strives to deliver 99% on-time and on-quality. Consistent delivery protects customers in high-stakes environments from commissioning delay exposure, which we estimate is up to $1.5 million per day for a 100 megawatt site. In an operating room where patient safety is paramount, Nortek Air Solutions reliably delivers clean, healthy air. With its redundant system design, leak-rates are up to 80% lower than traditional HVAC systems.

We believe these tangible advantages deepen loyalty, strengthen specification preference and reinforce Madison Air as a leader in engineered air systems where performance drives business results.

2.	Leadership in Growth Markets

Our focus on high-growth, performance-driven markets is a second key differentiator. From data centers to homes, cleanrooms to classrooms, Madison Air continues to embed itself where air quality is important and demand is accelerating. These aren’t traditional HVAC markets – they’re high-stakes spaces where better air drives better outcomes.

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•	Established Brands in Growth Markets

Madison Air brings together powerhouse brands – Big Ass Fans, Nortek, Addison, Reznor, AprilAire and Broan-NuTone – that are recognized for superior performance. Our brands hold strong positions, with several setting specification standards, to deliver in high performance environments. Recognized for innovation and trusted for reliability, they serve both Commercial and Residential markets.

We believe Madison Air plays a leading role in precision air management, putting us at the center of fast-growing segments where air quality, energy efficiency and environmental control are critical to success. Brand strength builds loyalty and positions us well to attack the vast whitespace opportunity across our brands. Customers choose Madison Air for proven performance and differentiated solutions, not lowest cost. With deep customer relationships and several category-defining products, we believe our portfolio provides a durable edge in markets that demand more and are growing fast.

•	Strategic North American Presence

A broad North American footprint, deep channel partnerships and local engineering expertise enable speed, precision and close customer alignment. We believe this local agility at enterprise scale is a structural advantage in dynamic markets where reliability, responsiveness and technical excellence are critical.

•	Resilient Growth: Replacement, Upgrade and Growing Services and Aftermarket Business

With roughly 60% of demand tied to replacement, upgrade and aftermarket activity as of December 31, 2024, we benefit from a durable revenue stream less sensitive to new construction cycles and economic fluctuations. Our growing installed base unlocks recurring revenue through aftermarket services and parts, reflecting our focus on lifecycle value and customer retention.

•	Specialized End Markets That Value Return on Air

We serve technically demanding sectors – semiconductor manufacturing, high-density data centers, healthcare and life sciences, logistics, education and advanced manufacturing – where air quality impacts uptime, yields, safety and productivity. In Residential markets, our mandate is to create Healthy Air Systems to help professionals reduce installation time and callbacks while enhancing health, comfort, home preservation and energy efficiency for homeowners.

Across these specialized markets, Madison Air acts as a strategic partner, not just a supplier. Our deep application expertise and highly engineered solutions deliver tangible outcomes, which we believe gives us a distinct edge. It’s how we deliver on our Return on Air value proposition.

Well-established brands, strong channel partnerships and an efficient North American manufacturing footprint help enable rapid, precise delivery of solutions. Scaled procurement and operational expertise create cost advantages that strengthen margins and build lasting structural benefits – which we believe fuels Madison Air’s momentum to attack whitespace, capture market share, outperform competitors and deliver lasting value in growth markets.

3.	Powered by a Unique Value Creation Model

Madison Air is built on a clear, disciplined operating philosophy that runs through the fabric of the company – from how we set priorities, to how we organize our teams and allocate capital. We combine entrepreneurial agility with strategic discipline, which we believe enables our businesses to stay close to

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customers, focus on what matters most and consistently execute through changing environments and market opportunities. This model has allowed us to scale efficiently, sustain performance through cycles and compound enterprise value over time.

•	Mission and Culture

Our mission is simple yet powerful: make the world safer, healthier and more productive through the power of better air. This purpose shapes how we build, grow and operate—whether protecting critical infrastructure, enabling safe hospital operations, supporting learning environments, or keeping families healthy at home. It drives a culture of integrity and ownership that attracts and retains top talent, with retention rates exceeding industry averages.

Moreover, our decentralized model empowers leaders to think and act like owners. Enterprise-wide mobility enables talent to move across brands, functions and geographies, sharing best practices and accelerating innovation. This culture of entrepreneurship and accountability scales with our business and strengthens our platform as we deepen our bench with leaders capable of leading Madison Air for generations to come.

•	80/20 Operating Model

At the core of Madison Air’s execution is an 80/20 operating model. We focus relentlessly on the few priorities that drive outsized impact. Our culture is to cut through complexity, sharpen accountability and redeploy resources toward the highest return opportunities. We have assembled recognizable name brands that collectively represent sustained performance gains reflected in our current portfolio of brands’ net sales growing at a management estimated 7.7% CAGR from January 1, 2020 to October 31, 2025. Our management team has also leveraged our 80/20 operating model to successfully increase Adjusted EBITDA at a management estimated 11.8% CAGR from January 1, 2020 to October 31, 2025, and our management estimates that we have expanded Adjusted EBITDA Margin by more than 400 basis points over the same period.

We believe discipline strengthens margin sustainability by concentrating sales, marketing, engineering and operational resources on the products, markets and customers that deliver the highest margins. By eliminating complexity and shifting our revenue mix toward higher-margin opportunities, we strive to accelerate growth, enhance cost competitiveness and expand our installed base – unlocking more recurring revenue. As scale builds, we believe these benefits will support a durable margin engine that drives long-term profitability.

•	Owner’s Mindset

Madison Air empowers leaders to think and act like owners, placing decision-making closest to the point of impact: in the hands of our teammates who are speaking with our customers, developing our products and leading our front-line teams. This approach drives speed, accountability and agility across the organization. Supported by clear metrics, shared values and our delegation of authority framework, our teams stay focused on what drives performance and long-term value.

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Our decentralized structure keeps businesses deeply connected to customers, enabling rapid problem solving and application of specific expertise. We remain lean at the center with approximately 0.5% of total headcount, focused on strategic direction, capital allocation and enterprise and compliance talent. We have the advantages of a large organization, with the ability to share technologies, source strategically and cross-pollinate best practices, while preserving the entrepreneurial energy that fuels innovation.

•	Sustainable Growth

Madison Air has driven sustainable growth through a balanced approach that combines organic growth and market expansion with strategic M&A. We invest in innovation, channel development and operational excellence to accelerate organic growth in high-performance markets, while selectively acquiring businesses that strengthen our portfolio and extend leadership in strategic categories.

Our capital allocation discipline is a cornerstone of this model. With capital expenditures targeted at 2% or less of net sales and a cash conversion target above 100%, we strive to maintain a strong balance sheet while funding both organic growth initiatives and strategic M&A. We believe our discipline and the strength of our balance sheet allow us to scale faster in markets where we have a clear advantage, without compromising long-term financial health.

Madison Air is differentiated by Return on Air, is among the leaders in growth markets where air drives performance and is powered by a disciplined and unique value creation model built to scale. We believe these strengths – how we create value, where we compete and how we perform – make our company a durable and scalable business built for long-term success. With this foundation in place, we’re executing a focused set of growth strategies designed to expand our reach, deepen our impact and compound enterprise value over time.

Our Growth Strategy

Madison Air’s growth strategy is focused, disciplined and rooted in our core strengths. We plan to continue to build from a foundation of leadership in high-performance markets – by winning new customers, penetrating the share of wallet for our current customers, advancing targeted innovation and entering adjacent segments where demand is accelerating. Strategic M&A will continue to serve as an additional catalyst, which we seek to apply with precision to create meaningful value and strengthen our competitive position.

Our strategy is backed by deliberate and disciplined investment in growth capabilities. We invest in our sales and R&D capabilities to deepen customer engagement and broaden market reach, with the goal of accelerating innovation, driving organic growth and delivering next-generation solutions. We’ve committed over $200 million in capital since 2021 toward high-potential growth opportunities and upgraded manufacturing equipment to enhance safety, quality and employee engagement.

A key enabler of growth is our highly flexible, decentralized manufacturing footprint. With over five million square feet of manufacturing and distribution capabilities across 33 manufacturing facilities in North America, two facilities in Europe and two facilities in APAC, we believe we have the capacity to support significant growth without outsized investment. We believe this is a structural advantage that allows us to reposition production rapidly, align resources to the highest-value opportunities and scale with speed.

We believe that our consistent execution and the success of our growth strategies is demonstrated by the durable, compounding growth of our current portfolio of brands. We estimate that our current portfolio of brands’ collective net sales have grown at a CAGR of 4.6% on average from 2007 to 2020 and 7.7% on average from January 1, 2020 to October 31, 2025, respectively, outpacing the U.S. GDP growth rate in 15 of the last 17 years on a historical basis.

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Fortify and Grow the Core

With our estimated 8% share of an estimated $40 billion North American addressable market (based on combined net sales of $3.1 billion for Madison Air and AprilAire for the year ended December 31, 2024, calculated as if AprilAire had been owned for the entire period), we estimate that Madison Air has nearly $37 billion of runway for growth in existing markets. We intend to continue to invest in fortifying our foundation for durable, profitable growth by strengthening capabilities that expand our competitive advantage and unlock organic share gains. Our efforts to grow our core business are focused on the following objectives:

•	Expand Market Share and Win New Customers

Having unlocked organic growth through a focus on high-value segments like data centers, cleanroom manufacturing, life sciences and clean energy, we are committed to sustaining this momentum by deepening investments across direct, representative and other channel sales. This includes expanding our direct sales force, adding regional sales managers in key geographies and strengthening relationships with manufacturers’ sales representatives to capture share where demand is accelerating.

To win new customers and drive share gains, we launched the Madison Air Sales Academy in 2022 to deliver advanced sales and leadership training. We also redesigned incentive plans to reward profitable growth. At the same time, we are scaling marketing capabilities, building retail channel-focused teams and deploying generative AI-based channel enablement tools which we believe will increase visibility and stimulate demand. Together, we believe these initiatives form a high-performance commercial engine equipped with the talent, tools and motivation to grow share with existing customers and capture new opportunities.

New Market Entry Since 2021

Estimated Market Growth
CAGR
18.4%
11.8%
9.2%
6-8%[4]
5%+
Data Centers[1]
Residential Balanced Ventilation[2]
Semiconductor Chip Fabrication[3]
Life Sciences[4]
Low Humidity Manufacturing[5]
TAM
+$8B
+$0.5B
+$1.5B
+$0.5B
+$0.5B

[3] According to Silicon Seminconductor, *HVAC for semiconductor back-end market to surpass $4.7 billion by 2044*, November 2025.

•	Leveraging AI and Advanced Digital Platforms for Growth

Madison Air is investing in AI and advanced digital platforms to transform customer experiences and make our solutions easier to design, sell and purchase. Key initiatives include ERP upgrades in several businesses and major enhancements to NASDA. NASDA is powerful design and modeling software that uses machine learning to help engineers optimize air handler design for efficiency, acoustics and stringent performance standards. We believe its collaborative interface allows our team to work closely with customers to configure solutions tailored to specific building requirements, which we believe will reduce operating costs and improve lifecycle performance.

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Beyond design, we believe predictive AI capabilities, including NASDA and Broan-NuTone’s smart sales planning algorithm will help enable us to anticipate subtle shifts in demand, capture new customers and deepen relationships with existing ones to drive speed, efficiency and growth.

•	Invest in Innovation

We believe Madison Air’s innovation pipeline strengthens our competitive advantage and reinforces our market position in high-performance air solutions. We have expanded product development capabilities across Commercial and Residential markets and introduced differentiated solutions for the most demanding applications – addressing rising thermal loads in data centers, delivering advanced heating and cooling solutions for logistics providers and creating air movement solutions specifically for new construction projects. We are also launching next-generation products that are designed to align with the industry’s accelerating shift to electrification.

In Residential markets, we are investing to deliver technologies across purification, ventilation, humidification, dehumidification and sensors and digital controls – advancing our market position in several Healthy Air categories. Robust new product roadmaps are in place and actively executed, helping to ensure Madison Air continues to be a standard-setter for innovation and tangible Return on Air.

•	Expand Aftermarket and Service Capabilities

We believe Madison Air is in the early stages of unlocking significant value from our installed base. We believe these opportunities represent a structural source of recurring, predictable and compounding revenue—enhancing both earnings stability and lifetime customer value. Across both Commercial and Residential markets, our solutions are deeply embedded in environments where performance and reliability are key. We believe this drives consistent demand for aftermarket services and parts. Approximately 50% of our aftermarket component sales are proprietary parts, creating high-margin, recurring revenue streams. Over time, we believe these aftermarket offerings have and should return multiples of the initial equipment sale, making them a powerful engine for long-term growth. As our installed base grows, we expect demand to naturally rise for replacement components, scheduled maintenance, upgrades and system optimization. Our presence in performance-driven markets – data centers, semiconductor fabrication facilities, cleanrooms, advanced manufacturing and residential – is expected to further increase aftermarket intensity and heighten customer reliance on our products throughout the lifecycle.

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Replacement of Patented Consumables

RESILIENT REVENUE PROFILE IN RESIDENTIAL HOUSING

2.5M Air cleaners in AprilAire installed base as of 2024

GENUINE
REPLACEMENT PARTS

Up to 9x

Revenue opportunity for 15-year lifecycle of a furnace[2]

Initial product sale		Ongoing sale of replacement filters		Total net sales over air cleaner lifecycle
$70 per media air cleaner[1]	+	**$600** ($40 per filter[1] x 15 years)	=	**$670**

[1] AprilAire sells media air cleaners, which purify the air, for $70 per unit and replacement filters for $40 per unit, on average, at trade professional pricing.

Strategic Expansion in Underpenetrated Markets

Madison Air strives to accelerate growth by targeting high-value whitespace in markets where performance requirements are rising and our innovative solutions portfolio gives us a clear edge. Our unique value creation model aims to focus resources on the highest return opportunities, deploying dedicated teams and capital with precision while maintaining overall spend efficiency.

A flexible North American-focused manufacturing footprint of over five million square feet enables rapid capacity shifts to capture growth. For example, we recently repositioned production to meet surging data center cooling needs without adding new facilities, which we believe is a significant advantage versus competitors in these fast-paced environments.

•	Capitalize on Significant Whitespace

We are unlocking growth potential in adjacent segments aligned with macro tailwinds like electrification, demand for Healthy Air and rising precision requirements. Examples include:

Big Ass Fans, a brand that brings performance and innovation with HVLS industrial fans, a category we estimate has an approximate 4% market penetration based on Big Ass Fans’ total net sales of $375.1 million for the year ended December 31, 2024, and a management estimated whitespace opportunity of $6.45 billion for the HVLS industrial fan category; and residential indoor air quality, where only 8% of U.S. homes have indoor air quality devices – and we estimate that those homes mostly have only one – where a Madison Air complete Healthy Air System includes up to five devices to improve indoor air, making it one of the most complete portfolios of Healthy Air Solutions. We estimate this whitespace opportunity based on the average price of our fans multiplied by our estimate of the total number of fans that can be installed in the United States, using an estimate of the total ‘fanable’ floor space based on data from published private and governmental studies and management estimates.

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We believe these whitespace segments are underserved, tightly aligned with our core strengths and offer a clear path to scalable growth and category leadership. Beyond these examples, we see opportunity in emerging adjacencies like adding connectivity to our Healthy Air Systems and providing aftermarket services – market opportunities with the potential to be powerful levers for recurring revenue and margin expansion.

•	Expand our TAM

As we continuously work to strengthen our position in “close to the core” adjacent markets, we are also looking ahead – with a goal to identify the next wave of high-growth opportunities. Since 2021, Madison Air estimates that it has tripled its North American TAM by entering specialized markets such as data centers, advanced manufacturing cleanrooms and residential fresh air systems. We believe these sectors grow at mid-single to double-digit rates, and we believe these sectors are structurally resilient and well-positioned to create durable vectors for long-term value. By applying the same disciplined approach that has fueled our success, we believe we are well-positioned to extend the strength of our market position into the next wave of air innovation.

Our estimated $28 billion increase in TAM is based on management estimates and independent industry analysis and publications, and is comprised of: (a) our entry into the data center cooling market, which we estimate at $8 billion based upon estimates from independent industry analysis; (b) a management–estimated $15 billion addressable market for indoor air quality solutions accessed through the AprilAire Acquisition; (c) our entry into the $0.5 billion residential balanced ventilation market (according to Market Data Forecast); (d) our entry into the $1.5 billion semiconductor chip fabrication market (according to Silicon Semiconductor); (e) our entry into the $0.5 billion low humidity manufacturing market (according to Precedence Research and Growth Market Reports); (f) our entry into a $0.5 billion life sciences market (according to Meticulous Research) and (g) a management–estimated $2 billion of growth in existing markets since 2021. For more information, see “Market and Industry Data.”

While we believe our TAM estimates are reasonable, such information is inherently imprecise and we cannot assure you of the accuracy or completeness of our estimates. See “Risk Factors —Risks Related to Our Business —Our estimate of total addressable market is subject to numerous uncertainties. If we have overestimated the size of our total addressable market now or in the future, our future growth rate may be limited.”

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Strategic M&A

Madison Air uses select M&A to accelerate organic growth and strengthen our portfolio. More than 80% of our acquisitions have been sourced outside of auction processes through longstanding relationships, underscoring our reputation as a trusted, long-term partner and acquirer of choice. We target acquisitions that fill critical gaps, enhance technology platforms, expand market reach and unlock synergies, while aligning with our cultural and operational fit. This approach allows acquired companies to retain their domain expertise and benefit from shared capabilities across our enterprise. Our decade-long cultivation of Research Products Corporation, which brought AprilAire into our portfolio in 2025, exemplifies this strategy – reinforcing our leadership in the Healthy Air category and aligning perfectly with our Return on Air value proposition.

Each strategic acquisition aims to open new avenues for innovation and customer value, extending our ability to deliver Return on Air. This disciplined strategy has delivered growth and margin expansion, compounding enterprise value over time.

•	Portfolio Enhancements

We target businesses that bring differentiated technologies, expand our presence in attractive end markets and deepen customer and channel access. Every acquisition is aimed to complement and extend Madison Air’s core capabilities.

•	Platform Synergies

The addition of AprilAire to our Residential segment in May 2025 is a powerful example. This acquisition expands our Healthy Air opportunities by bringing together the power of the AprilAire and Broan-NuTone brands to support our channel partners and customers. We believe we are differentiated by having two strong brands with differentiated innovations – a complete portfolio of Healthy Air Solutions, strong product innovation driving Return on Air, state of the art laboratory facilities, strong contractor channel relationships and broad and diverse distribution with multiple channels serving professionals and consumers. We believe this combination positions us to drive scaled growth at attractive margins.

•	M&A Track Record

From day one, Madison Air set out with a clear vision to build a comprehensive portfolio of air solutions that transform air from a commodity into a strategic asset for our customers. Since 2017, Madison Air has completed 13 acquisitions, ranging in enterprise values from $10 million tuck-ins to our transformational transaction with Nortek in 2021, which exceeded $3 billion. We also recently completed the AprilAire Acquisition for approximately $2.6 billion. This breadth demonstrates our ability to recognize the right opportunities, achieve ambitious synergy targets and deliver the value that defines Madison Air’s success. Just as importantly, we know when to pivot to divest misaligned businesses to keep our portfolio strong. As an example, we divested NGH, a residential HVAC business, in 2024 as we believed it focused on the more commoditized markets within residential HVAC, which did not fit with our Return on Air value proposition to customers and channel partners.

•	Disciplined Execution

We aim to guide every acquisition by using rigorous strategic and financial criteria. Our disciplined integration approach is designed to ensure that M&A activity consistently compounds enterprise value, as evidenced by our management estimated 1,900 basis point expansion of Nortek Air Solutions’ Adjusted EBITDA Margin from 2021 to 2024, which we believe demonstrates our ability to drive performance and unlock value.

Madison Air’s growth strategy centers on a disciplined plan to strengthen our core business, expand into adjacent markets and selectively enter high-growth niches through organic initiatives and strategic M&A. With our estimated 8% share of an estimated $40 billion North American addressable market

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(based on combined net sales of $3.1 billion for Madison Air and AprilAire for the year ended December 31, 2024, calculated as if AprilAire had been owned for the entire period), we believe Madison Air has meaningful, substantial and impressive room for organic growth. We believe our growth will be fueled by portfolio alignment with attractive end markets, expanded sales capabilities, innovation that delivers Return on Air and untapped potential across both Commercial and Residential segments, positioning us well to attack the vast whitespace opportunity across our brands.

The Power of Madison Air

•	Mission

Our mission is simple yet powerful: make the world safer, healthier and more productive through the power of better air. This purpose shapes how we build, grow and operate—whether protecting critical infrastructure, enabling safe hospital operations, supporting learning environments, or keeping families healthy at home. It drives a culture of integrity and ownership that attracts and retains top talent, with retention rates exceeding industry averages.

•	Science of Healthy Air

The science of Healthy Air is proven and growing. Principles of air quality, humidity and thermal management apply across a variety of environments, from hyperscaler data centers to residential homes. We believe this shared foundation connects our Commercial and Residential businesses, helping to enable cross-portfolio innovation, application expertise sharing and engineering breakthroughs that amplify impact across our different end-markets. Every solution we deliver is engineered to improve health, protect assets, drive performance or provide other demonstrable benefits.

We believe our position among the leaders is reinforced by our IP portfolio, design-first engineering and scale advantages. Together, we believe these assets and advantages advance the science of Healthy Air and create the potential for a durable competitive advantage, positioning Madison Air to compete in the next wave of air innovation.

•	80/20: A Performance Model

Since our founding, the 80/20 operating model has been ingrained in Madison Air’s culture and strategy. We focus relentlessly on the critical priorities that drive the greatest impact. This 80/20 operating model eliminates complexity, accelerates decision-making and aims to unlock profitable growth across the enterprise.

•	Talent and Culture Mobility

Our decentralized model empowers leaders to think and act like owners. Enterprise-wide mobility enables talent to move across brands, functions and geographies, sharing best practices and accelerating innovation. This culture of entrepreneurship and accountability scales with our business and strengthens our platform as we deepen our bench with leaders capable of leading Madison Air for generations to come.

•	Capital Allocation

Capital allocation is our most important centralized capability, ensuring that our time, talent and treasury flow to the highest return priorities. We believe balanced and disciplined capital allocation with a focus on areas where we see the greatest return works to secure our position in our markets and deliver the Return on Air value proposition.

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While our business model is highly decentralized, we centralize select services that have the potential to create significant value. Procurement is one example. We centralize procurement to leverage our scale, allowing us to secure certain materials at lower cost, helping to drive competitive advantage. We also aim to maintain a diversified and resilient supply chain to further minimize risk and manage pricing volatility.

We believe this disciplined approach protects and provides the opportunity to continue to enhance margins, ensures stability, powers growth and positions Madison Air to be a leader in the markets we serve.

Intellectual Property

Our trademarks and those of our subsidiaries are registered or otherwise legally protected in various jurisdictions including the United States, Canada, European Union, China, India, Israel, Benelux, Brazil, France, the United Kingdom, Taiwan, Australia, New Zealand, Mexico and Japan. As of September 30, 2025, we indirectly own approximately 825 trademarks registered worldwide. We also rely upon trade secrets and know-how to develop and maintain our competitive position. We protect intellectual property rights through a variety of methods, including trademark, patent, copyright and trade secret laws, in addition to confidentiality agreements with suppliers, employees, consultants and others who have access to our proprietary information. Generally, registered trademarks have a perpetual life, provided that they are renewed on a timely basis and continue to be used properly as trademarks. We intend to maintain our material trademark registrations so long as they remain valuable to us. Other than such material trademarks, we do not believe our business is dependent to a material degree on other trademarks, patents, copyrights or trade secrets. See the section entitled “Risk Factors—Risks Related to Intellectual Property.”

Competition

We compete with other national and regional manufacturers of indoor air quality solutions across North America, as well as local manufacturers that primarily focus on niche categories and product offerings. Our broad go-to-market strategy and channel relationships serve as a significant competitive advantage and provide access to key market segments. We believe that our relationships with a broad set of customers provide visibility into the future needs of the marketplace and diversify our business across a wide array of end markets and project types.

We also serve other market niches where we can leverage our scale, global reach and expansive capabilities relative to the players with whom we compete. We believe our manufacturing capabilities drive lower manufacturing and supply chain risk for our customers due to our large scale and global reach.

Additionally, we believe we provide superior products and customer service due to our decentralized model, as decision making resides closest to the point of impact, and our 80/20 operating model, which we believe allows us to overserve the most important elements of our portfolio. This combination provides us with application expertise in our market niches. Due to our enhanced and systematic focus, we believe we are at a competitive advantage to other players that do not solely focus on the specific area of indoor air quality solutions or do not maintain our scale and global reach. In addition, our decentralized model helps us to attract entrepreneurially focused talent, as differentiated employees are interested in operating in our entrepreneurial environment with our well-established mission and culture.

We believe our national scale, breadth of product offering, current portfolio of brands and differentiated customer service levels make us the preferred supplier for distributors and retailers in North America and provide us with a significant competitive advantage. Our key strengths and strategies described under “—Our Strengths” allow us to compete effectively in the markets in which we operate.

Seasonality

Certain of our sales are seasonal as construction, repair and restoration activity generally increases during the summer months when there is favorable weather and longer daylight conditions. For certain high volume low

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speed fan customers, sales peak in the summer months as fans are replaced whereas sales of unit heaters and other heat products peak in the winter months. Significant tropical storms, hurricanes, regional floods and deep freezes increase the demand for restoration dehumidifiers and fans; such events are sporadic in nature and typically occur during their respective seasons. This seasonality is generally mitigated by other products and services we provide that have no material seasonal effect.

Governmental Regulations

We are subject to a wide variety of laws, rules and regulations in the United States and abroad that involve matters central to our business, including those relating to our manufacturing operations. Many of these laws, rules and regulations are continually evolving, and we expect that we will continue to become subject to new laws, rules, regulations, industry standards, contractual requirements and other obligations in the United States and other jurisdictions. The following sections describe certain significant regulations to which we are subject, but these are not the only regulations to which our businesses must comply. For a description of the risks related to the regulations that we are subject to, see the section entitled “Risk Factors—Risks Related to Litigation and Regulation.”

Environmental, Health and Safety

Our operations and properties are subject to extensive and frequently changing federal, state, local and foreign laws and regulations relating to environmental protection, including laws and regulations governing air emissions, greenhouse gas emissions, water discharges, waste management and workplace safety. We use and generate hazardous substances and wastes in our operations and, as a result, could be subject to potentially material liabilities relating to the investigation and clean-up of contaminated properties and to claims alleging personal injury. We are required to conform our operations and properties to these laws and adapt to regulatory requirements in all countries as these requirements change. In connection with our acquisitions, we may assume significant environmental liabilities, some of which we may not be aware of, or may not be quantifiable, at the time of any such acquisition.

We are also subject to permitting requirements under environmental, health and safety laws and regulations applicable in the jurisdictions in which we operate. Those requirements obligate us to obtain permits from one or more governmental agencies in order to conduct our operations. These permits are typically issued by state agencies, but permits and approvals may also be required from federal or local governmental agencies. The requirements for permits vary depending on the location where our regulated activities are conducted. We believe we comply in all material respects with environmental laws and regulations and possess the permits required to operate our manufacturing and other facilities. Our environmental compliance costs in the future will depend, in part, on the nature and extent of our manufacturing activities, regulatory developments and future requirements that cannot presently be predicted.

Our health and safety policies and practices include an employee training and competency development program to regularly train, verify and encourage compliance with health and safety procedures and regulations. We regularly monitor our total recordable incident rate (“TRIR”), and as a result of our commitment to continuously improve our health and safety policies and practices, as of November 30, 2025, our year-to-date TRIR has improved 26% from 1.35 in 2024 to 0.99 in 2025. Our Chief Financial Officer oversees the environmental, health and safety leaders across our businesses. The Chief Financial Officer also provides monthly updates to the Chief Executive Officer and executive committee members.

Anti-Corruption and Anti-Bribery Laws and Regulations

We are subject to the FCPA and anti-corruption laws and similar laws in foreign countries, such as the U.K. Bribery Act. Any violation of these laws by us or our agents or distributors could create substantial liability for us, subject our officers and directors to personal liability and harm our reputation. Increased business in higher risk countries could subject us and our officers and directors to increased scrutiny and increased liability. In addition, becoming familiar with and implementing the infrastructure necessary to comply with laws, rules and regulations applicable to new business activities and mitigating and protecting against corruption risks could be costly.

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Export Controls and Trade Policies

We are subject to numerous domestic and foreign regulations relating to our operations worldwide. In particular, our activities must comply with restrictions relating to the export of controlled technology and sales to denied or sanctioned parties contained in the U.S. Export Administration Regulations, and sanctions administered by OFAC. Our businesses may also be impacted by additional domestic or foreign trade regulations, including domestic and foreign customs, tariffs and quotas or other trade barriers or restrictions.

Human Capital Management

As of November 30, 2025, our global team was comprised of over 8,750 employees, including approximately 600 employees dedicated to R&D, who are driven by our mission to make the world safer, healthier and more productive. Our team is primarily based in North America, where approximately 94% of our personnel reside, including Mexico, where approximately 11% of our personnel reside. Our remaining employees are located across other countries around the world in line with our business footprint and operations. Approximately 76% of our workforce consists of employees related to manufacturing with the remaining 24% representing sales and marketing, customer service, general management, R&D, engineering and other support functions. Maintaining a highly skilled workforce enables our continuous growth and productivity and fosters and sustains our strong mission driven culture. This is further evidenced by our employee Net Promoter Score of 44.4pts, which is 28pts above the national manufacturing average of 16pts.

Our culture is underpinned by a community driven set of core values that shape our identity and guide our actions. Our values are built on trust, entrepreneurship and a bias for action. These values are the strategic compass that steers us toward our mission, and they are the foundation upon which we build relationships – with our customers, our employees and the world at large. We believe our values, mission and business model attract differentiated talent. Our team members are committed to our mission of making the world safer, healthier and more productive by providing better air. Entrepreneurial employees are allured by our decentralized model, as it provides them with the opportunity to operate their own segmented business combined with the benefits of working for a larger organization. As of September 30, 2025, approximately 549 of our U.S.-based employees were represented by a labor union.

Facilities

Our corporate headquarters are in Chicago, Illinois. We have additional office, manufacturing and warehousing locations in the United States, Mexico and Canada, in addition to various other countries. In total, as of November 30, 2025, we leased and owned a total of approximately seven million square feet, of which over five million square feet was dedicated to manufacturing and distribution. Our additional locations include China, the United Kingdom, Czech Republic and Sweden. We believe that our facilities are adequate for our current needs and to support future growth.

Legal Proceedings

From time to time, we may be involved in various legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of litigation and claims are inherently unpredictable and uncertain, we are not currently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. We may also receive requests for information from government agencies in connection with their regulatory or investigational authority that arise in the ordinary course of business. Such requests can include subpoenas or demand letters for documents to assist the government in audits or investigations. We review such requests and notices and take appropriate action. Regardless of the outcome, litigation and investigations have the potential to have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

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MANAGEMENT

Below is a list of the names, ages (as of December 1, 2025), positions and a brief account of the business experience of the individuals who serve as our executive officers and directors.

Name	Age	Position
Jill Wyant	54	President, Chief Executive Officer and Director Nominee
JJ Foley	38	Chief Financial Officer
Saikat Dey	50	Group President of Dehumidification, Dedicated Outdoor Air Systems and Energy Recovery
Leah Larson	46	Group President of Air Movement & Heat
Karin Overstreet	55	President of Nortek Data Center Cooling
Russell Toney	56	Group President of Air Handling
Dale Philippi	63	President and Chief Executive Officer of AprilAire
Quan Nguyen	48	Group President of Air Quality & Home Solutions
Jeffrey Krautkramer	49	Chief Human Resources Officer
John Lavorato	58	General Counsel
Kristina Paschall	51	Chief Information Officer
Graeme Moir	46	Vice President of Strategic Sourcing
Michael Kenning	34	Interim Chief Accounting Officer
Larry W. Gies	59	Chairman
Hudson La Force	61	Director Nominee
George Nolen	69	Director Nominee

Jill Wyant has served as our President and Chief Executive Officer since June 2021, and is also expected to join our Board upon completion of this offering. Prior to joining the Company, Ms. Wyant held various positions at Ecolab, a provider of water, hygiene and infection prevention solutions, between 2009 and 2020, including as Executive Vice President and President – Global Regions and Global Healthcare. Prior to Ecolab, Ms. Wyant held multiple leadership positions at General Electric, a multinational conglomerate. Ms. Wyant has also served as Vice Chairman of the Board for the U.S. Chamber of Commerce since March 2023, and as a member of the board of directors of Dow Inc. since April 2020. Ms. Wyant received a B.A. in International Marketing and Japanese Studies from the University of St. Thomas, and an MBA with highest honors from The University of Chicago Booth School of Business. We believe Ms. Wyant is qualified to serve on our Board because of her extensive knowledge of our business and strategy, as well as her experience in a leadership role with us as our President and Chief Executive Officer.

JJ Foley has served as our Chief Financial Officer since joining the Company in February 2021. Prior to joining the Company, Mr. Foley was Senior Director of Investor Relations at General Electric from April 2019 to January 2021, where he was responsible for communicating the company’s strategy and value to the investment community, while working as a key partner with executive leadership. Prior to this role, Mr. Foley was the head of Financial Planning and Analysis for General Electric Aviation between February 2017 and April 2019, and served in various other roles at General Electric between July 2009 and February 2017. Mr. Foley received a B.S. in Accounting and Finance from Marquette University.

Saikat Dey has served as our Group President of Dehumidification, Dedicated Outdoor Air Systems (DOAS) and Energy Recovery Technologies since January 2025. Prior to joining the Company, Mr. Dey founded Aatmunn, an award-winning technology firm in the industrial safety industry, where he served as its Chief Executive Officer from October 2014 to December 2024, and has served as its Chairman of the Board since January 2025. Mr. Dey previously served as the Chief Executive Officer of Severstal North America from June 2011 to September 2014. From 2005 to 2011, Mr. Dey held various positions at McKinsey & Company, including as Associate Principal – Global Energy and Materials. Mr. Dey received a B.E. in Mining and Mineral Engineering from the National Institute of Technology Rourkela, and an MBA from the Tuck Schol of Business at Dartmouth.

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Leah Larson has served as our Group President of Air Movement & Heat since January 2025 and President of Big Ass Fans. Prior to these roles, Ms. Larson served as our Chief Marketing Officer from August 2021 to January 2025. Prior to joining the Company, Ms. Larson served as Chief Marketing Officer at Blue Cross Blue Shield of Minnesota from January 2020 to October 2020. Ms. Larson previously held various positions at Ecolab between 2011 and 2020, where she led global growth strategies for Ecolab’s Institutional and Pest Elimination businesses. Ms. Larson received a B.A. in Business Administration from St. Norbert College and an MBA from the University of Minnesota.

Karin Overstreet has served as President of Nortek Data Center Cooling since April 2023. Prior to her current role, Ms. Overstreet was the Global President of various platforms at IDEX Corporation, including the Severe Duty Flow Control Platform from May 2022 to April 2023, the Energy Platform from April 2021 to May 2022 and the BAND-IT Platform from October 2018 to April 2021. Ms. Overstreet previously served as Vice President of Construction for Stanley Black & Decker from August 2016 to October 2018. Ms. Overstreet received a B.S. in Aerospace Engineering from the University of Minnesota and an MBA from the University of Chicago Booth School of Business.

Russell Toney has served as our Group President of Air Handling since June 2023. Prior to this role, Mr. Toney served as President of Nortek Air Solutions from February 2023 to June 2023. Mr. Toney previously served as President, Specialty Products Group at Dover Corporation, a diversified global manufacturing company from May 2018 to February 2023, where he led businesses providing highly engineered products to customers across the industrial automation, automotive and electronics sectors. Before joining Dover Corporation, Mr. Toney held senior leadership positions at General Electric and worked in strategy and manufacturing at Boston Consulting Group and Procter & Gamble. Mr. Toney received a B.S. in Chemical Engineering from the University of Dayton and an MBA from the Darden Graduate School of Business at the University of Virginia.

Dale Philippi has served as President and CEO of AprilAire since March 2017 and has continued to serve in this role following the AprilAire Acquisition in May 2025. Mr. Philippi successfully led the strategy and sale of AprilAire to join the Madison Air portfolio. Prior to AprilAire, Mr. Philippi has held senior executive positions with Electrolux AB, Black & Decker and Ernst & Young Management Consulting and has served as CEO and board member for privately held and private equity-backed companies in the consumer and industrial middle markets. Mr. Philippi earned a B.S. in Materials Engineering from the University of Montana and an MBA from the University of Chicago Booth School of Business.

Quan Nguyen has served as our Group President of Air Quality & Home Solutions since September 2025. Prior to joining the Company, Mr. Nguyen served as Adjunct Professor in Management and Organizations at the Cox School of Business at Southern Methodist University from August 2024 to May 2025. Before SMU, Mr. Nguyen held various positions at Lennox International, a worldwide provider of climate control solutions for HVAC systems, including Vice President and General Manager of Lennox Industries Residential from October 2017 to February 2024, where he drove digital transformation, unified brand architecture and launched award-winning customer engagement platforms. Mr. Nguyen received a B.S. in Mechanical Engineering from the United States Military Academy and an MBA from Harvard Business School.

Jeffrey Krautkramer has served as our Chief Human Resources Officer since November 2021. Prior to joining the Company, Mr. Krautkramer served as Chief Human Resources Officer at Starkey Hearing Technologies from December 2018 to November 2021 and as Vice President of Human Resources at IDEX Corporation from June 2012 to December 2018, supporting global leaders in talent, segmentation and operations. Mr. Krautkramer received a B.S. in Psychology from the University of Minnesota and a Master of Human Resources & Labor Relations from Michigan State University.

John Lavorato has been our General Counsel since June 2021. Mr. Lavorato has also served as the General Counsel for our parent company, Madison Industries, a global industrial company, since 2016, and for Filtration

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Group Corporation, a global provider of filtration solutions, from 2016 to 2021 and from 2023 to present. Mr. Lavorato previously held various positions at Dell Technologies, including Vice President of Global Sales Operations and various domestic and global leadership roles within the legal and operations functions. Mr. Lavorato practiced law at Seyfarth Shaw and as a Captain with the United States Army in the Judge Advocate General Corps. Mr. Lavorato received a B.S. in Political Science from Santa Clara University, a J.D. from Santa Clara University School of Law and an L.L.M. from Georgetown University Law Center.

Kristina Paschall has served as our Chief Information Officer since January 2025. Prior to joining the Company, Ms. Paschall served as Executive Vice President and Chief Information and Digital Officer at JBT Corporation, a global provider of technology solutions for the food and beverage industry, from October 2020 to January 2025 and was formerly JBT’s Chief Information Officer from September 2017 to October 2020. Prior to JBT, Ms. Paschall served as Chief Information Officer at Ferrara Candy Company from October 2013 to September 2017. Ms. Paschall earned a B.S. in Finance from the University of Illinois’ Gies College of Business and an MBA from the University of Chicago Booth School of Business.

Graeme Moir has served as Vice President of Strategic Sourcing since January 2023. In this role, Mr. Moir works closely with business units, engineering teams and a global supplier network to ensure sourcing excellence supports the Company’s mission and growth. With more than two decades of experience in procurement and supply chain management, Mr. Moir has a proven track record of developing global sourcing strategies that enhance competitiveness and operational performance. Prior to this role, Mr. Moir was Director of Sourcing for Nortek Air Solutions from June 2007 to January 2023. Mr. Moir received a Diploma in Accounting from Fanshawe College.

Michael Kenning has served as our Interim Chief Accounting Officer since December 2025, and previously served as our Global Controller since November 2021. Prior to joining the Company, Mr. Kenning was an Assurance Senior Manager at PricewaterhouseCoopers LLP from September 2014 to October 2021, where he was responsible for leading audit engagements for a diverse portfolio of clients and advising on complex accounting matters. Mr. Kenning received a Masters of Accountancy from the University of Wisconsin-Madison.

Larry W. Gies is the founder of Madison Air and has served as the Chairman of our Board since October 2017. Mr. Gies is also the founder of our parent, Madison, a global industrial company, and has served as its, or its predecessors’, Chief Executive Officer since 1994. Mr. Gies serves on the boards of Northwestern University and the Accelerate Institute. Mr. Gies received a B.S. in Accounting from the University of Illinois’ Gies College of Business and a Masters in Management from the Kellogg School of Management at Northwestern University. We believe Mr. Gies’s experience of building Madison Air as well as his leadership in many other industries, make him a valuable addition to our Board.

Hudson La Force is expected to join our Board prior to the completion of this offering. Mr. La Force served as Chief Executive Officer of W. R. Grace & Co. (“Grace”), a leading global specialty chemicals manufacturer, from 2018 through 2021. Mr. La Force also served as its Chief Operating Officer from 2016 to 2018 and as Chief Financial Officer from 2008 to 2016. Prior to joining Grace, Mr. La Force served as Chief Operating Officer and Senior Counselor to the Secretary at the U.S. Department of Education. He also was a member of the President’s Management Council. Mr. La Force served on the board of directors of Grace from 2017 to 2021, the board of directors of Filtration Group Corporation since June 2022 and has served on the board of directors of Halma plc since June 2025. Mr. La Force earned a Bachelor’s degree at Baylor University and an MBA at the Kellogg School of Management at Northwestern University. We believe Mr. La Force’s public company experience and prior global leadership roles in technology manufacturing make him a valuable addition to our Board.

George Nolen is expected to join our Board prior to the completion of this offering. Mr. Nolen served as Chief Executive Officer and Chairman of Filtration Group Corporation, from 2010 to 2014 and as its Chief Executive Officer from January 2017 through December 2018 and a member of its board of directors since June 2022. Mr. Nolen is also Vice Chair of Madison, where he has held several positions since October 2010. Prior to

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these roles, Mr. Nolen held various executive positions at Siemens Corporation, a multinational manufacturing conglomerate, between October 1982 and August 2009. Mr. Nolen was President and Chief Executive Officer at Siemens Corporation between 2004 and 2009 and he was responsible for the company’s United States strategy in a variety of industries which resulted in significant growth during his tenure. Mr. Nolen received a B.S. in Marketing from Virginia Tech. We believe Mr. Nolen’s experience leading large-scale diversified businesses through periods of significant growth and his experience in the filtration industry make him a valuable addition to our Board.

Family Relationships

There are no family relationships between any of our executive officers or directors.

Corporate Governance

Board Composition and Director Independence

Our business and affairs are managed under the direction of our Board. Following completion of this offering, our Board will be composed of      directors. Our certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of our Board. Our certificate of incorporation will also provide that our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible. Subject to any earlier resignation or removal in accordance with the terms of our certificate of incorporation and bylaws, our Class I directors will be     ,      and      and will serve until the first annual meeting of stockholders following the completion of this offering, our Class II directors will be     ,      and     and will serve until the second annual meeting of stockholders following the completion of this offering and our Class III directors will be     ,      and      and will serve until the third annual meeting of stockholders following the completion of this offering. Upon completion of this offering, we expect that each of our directors will serve in the classes as indicated above. In addition, our certificate of incorporation will provide that our directors may be removed with or without cause by the affirmative vote of at least a majority of the voting power of our outstanding shares of stock entitled to vote thereon, voting together as a single class for so long as the Parent Entities beneficially own 40% or more voting power of the stock entitled to vote generally in the election of directors. If the Parent Entities’ beneficial ownership falls below 40% of the voting power of the stock entitled to vote generally in the election of directors, then our directors may be removed only for cause upon the affirmative vote of at least 66 2/3% of the voting power of our outstanding shares of stock entitled to vote thereon. Our bylaws will provide that the Parent Entities will have the right to designate the Chairman of the Board for so long as the Parent Entities beneficially owns at least  % or more of the voting power of the then outstanding shares of our capital stock (Class A common stock and Class B common stock on an as-converted basis) then entitled to vote generally in the election of directors. Larry Gies serves as the Chairman of our Board.

Subject to the exemptions applicable for a controlled company (as discussed below), the listing standards of the     require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act.

Our Board has also determined that each of     ,      and     meet the requirements to be an independent director. In making this determination, our Board considered the relationships that each such non-employee director has with the Company and all other facts and circumstances that our Board deemed relevant in determining independence.

Cybersecurity and Information Systems Risk Management

We take various measures in an effort to ensure the integrity of our information systems, including implementation of security controls. While the full Board has ultimate oversight responsibility for risk

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management, our management is responsible for managing and implementing these policies. To assist our Board with its oversight, the Audit Committee of our Board (our “Audit Committee”) will review the risk management processes relating to cybersecurity on a periodic basis, including the steps our management takes to monitor and control such exposures.

Controlled Company Status

Upon completion of this offering, the Parent Entities will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company.” Under the rules of     , a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain      corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

•	we have a board that is composed of a majority of “independent directors,” as defined under the rules of such exchange;

•	we have a compensation committee that is composed entirely of independent directors; and

•	we have a nominating and corporate governance committee that is composed entirely of independent directors.

Following this offering, we intend to rely on the exemptions for the requirements to have a fully independent Compensation Committee and Nominating and Corporate Governance committee. As a result, our Compensation and Nominating Committee may not consist entirely of independent directors or be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the      corporate governance requirements.

Board Committees

Upon completion of this offering, our Board will have an Audit Committee and a Compensation and Nominating Committee. The composition, duties and responsibilities of these committees will be as set forth below. In the future, our Board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Board Member	Audit Committee	Compensation and Nominating Committee

Audit Committee

Following this offering, our Audit Committee will be composed of     ,      , and     , with      serving as chair of the committee. We intend to comply with the audit committee requirements of the SEC and     , which require that the Audit Committee have at least one independent director by the date our Class A common stock is listed on the     , a majority of independent directors within 90 days following the listing date and all independent directors within one year of the listing date. We anticipate that, prior to the completion of this offering, our Board will determine that      and      meet the independence requirements of Rule 10A-3 under the Exchange Act and the applicable listing standards of     . We anticipate that, prior to our completion of this offering, our Board will determine that      is an “audit committee financial expert” within the meaning of SEC regulations and applicable listing standards of     . The Audit Committee’s responsibilities upon completion of this offering will include:

•	appointing, approving the compensation of, and assessing the qualifications, performance and independence of our independent registered public accounting firm;

•	pre-approving audit and permissible non-audit and tax services, and the terms of such services, to be provided by our independent registered public accounting firm;

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•	reviewing our policies on risk assessment and risk management, including cybersecurity and information systems risk management;

•

reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending, based upon the Audit Committee’s review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the Audit Committee report required by the rules of the SEC to be included in our annual meeting proxy statement;

•	reviewing, approving, and overseeing any related party transactions on an ongoing basis, in accordance with our policies and procedures; and

•	reviewing and discussing with management and our independent registered public accounting firm our earnings releases.

Compensation and Nominating Committee

Following this offering, our Compensation and Nominating Committee will be composed of      ,      , and     , with      serving as chair of the committee. As a controlled company, we intend to rely upon the exemption for the requirement that we have a Compensation Committee and Nominating and Corporate Governance Committee comprised of entirely independent directors. The Compensation and Nominating Committee’s responsibilities upon completion of this offering will include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining and approving the compensation of our chief executive officer;

•	reviewing and approving the compensation of our other executive officers;

•	appointing, compensating and overseeing the work of any compensation consultant, director search firm, outside legal counsel or other advisor retained by the Compensation and Nominating Committee;

•

conducting the independence assessment outlined in      rules with respect to any compensation consultant, director search firm, outside legal counsel, or other advisor retained by the Compensation and Nominating Committee;

•	annually reviewing and reassessing the adequacy of the committee charter in its compliance with the listing requirements of ;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans;

•	reviewing and making recommendations to our Board with respect to director compensation;

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K;

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•

subject to the rights of the Parent Entities under the Stockholders’ Agreement, identifying and recommending to our Board the persons to be nominated for election as directors and to each of our Board’s committees;

•	developing and recommending to our Board best practices and corporate governance principles;

•	developing and recommending to our Board criteria for board and committee membership;

•	developing and recommending to our Board a set of corporate governance guidelines; and

•	reviewing and recommending to our Board the structure and membership of the committees of our Board.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past fiscal year has served, as a member of the Board or Compensation Committee of any entity that has one or more executive officers serving on our Board or Compensation and Nominating Committee.

Risk Oversight

Our Board will oversee the risk management activities designed and implemented by our management. Our Board will execute its oversight responsibility for risk management both directly and through its committees. The full Board will also consider specific risk topics, including risks associated with our strategic plan, business operations and capital structure. In addition, our Board will receive detailed regular reports from members of our senior management and other personnel that include assessments and potential mitigation of the risks and exposures involved with their respective areas of responsibility.

Our Board will delegate to the Audit Committee oversight of our risk management process. Our Compensation and Nominating Committee will also consider and address risk as it performs its respective committee responsibilities. All committees will report to the full Board as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Code of Business Conduct and Ethics

Prior to completion of this offering, we intend to adopt an updated code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the closing of this offering, our code of business conduct and ethics will be available on our website. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website.

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EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This compensation discussion and analysis section describes the material elements of compensation that are paid, awarded to, or earned by, our named executive officers or “NEOs,” who consist of our principal executive officer, principal financial officer and the three other most highly compensated executive officers who were serving as executive officers at the end of the last fiscal year. For fiscal year 2025, our NEOs were:

Name	Principal Position

The following discussion relates to the historical compensation of our NEOs, whose compensation is disclosed below, as well as the principles underlying our executive compensation policies and decisions as we transition to a public company. This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs and decisions.

Executive Compensation Objectives and Philosophy

Our Mission is to make the world safer, healthier and more productive through the power of air. Our compensation program is established with the following objectives:

•	attract, retain and motivate world class entrepreneurial leaders who are motivated by our mission and share our desire to build something truly remarkable that will long outlast them;

•	reinforce our ownership culture by creating a strong linkage between results and rewards, and to specifically attract leaders who want to have a substantial stake in the result;

•	place a paramount importance on integrity, transparency, clarity, and meeting commitments – critical behaviors that create and reinforce trust and bias for action;

•	attract and retain world class talent early in their career and develop them to be the future leaders of the Company; and

•

emphasize our pay-for-performance philosophy that places greater emphasis on variable versus fixed pay by linking an outsized portion of executive compensation with Company financial and value-creation objectives and delivering robust long-term incentive rewards for extraordinary performance.

To achieve the objectives described above, our executive compensation program combines short- and long-term components, and fixed and variable elements. As described in more detail below, we use the following direct compensation elements, among others:

•	base salary, to provide market-competitive fixed compensation;

•	annual incentive compensation, to reward short-term performance against specific financial and strategic objectives; and

•	long-term incentive compensation, to link management rewards to critical financial objectives and long-term value creation and shareholder returns.

The markets in which we operate are highly competitive and demand sometimes outpaces the supply of talent, resulting in significant increases in compensation among the companies with whom we compete for this talent. These trends require us to regularly and proactively assess our executive compensation program to ensure it remains both competitive and cost efficient in light of market conditions.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Determination of Compensation Levels and Design Practices

Historically, the compensation of our NEOs has been set by our Chief Executive Officer (other than with respect to her own compensation) in consultation with our non-employee directors. The compensation of our Chief Executive Officer has historically been determined by our non-employee directors. As a result, historical compensation amounts have been individualized, based on various informal factors including our financial condition and available resources, the Company’s need for the particular position and the compensation levels of our other executive officers. Periodically, we have also considered the competitive market for corresponding positions for companies of similar size and stage of development operating in our industry. However, we have not formally benchmarked executive compensation against a particular set of peer companies or used a formula to set the compensation for our executives in relation to peer group data.

In anticipation of this offering, the Board intends to establish a Compensation and Nominating Committee and will delegate to the Compensation and Nominating Committee certain responsibilities with respect to the Company’s compensation programs. The contemplated structure and oversight of Compensation and Nominating Committee matters is discussed in more detail in the section entitled “Management—Corporate Governance.” As we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program may continue to evolve. Accordingly, the compensation paid to our NEOs will continue to evolve after this offering.

Subsequent to this offering, it is expected that our Chief Executive Officer, assisted by our Chief Human Resources Officer, will make recommendations to the Compensation and Nominating Committee for each element of compensation for our NEOs (other than the Chief Executive Officer, whose compensation will be determined solely by the Compensation and Nominating Committee) based on comparable market data. Our Chief Executive Officer will also make recommendations to the Compensation and Nominating Committee regarding other compensation program matters including the design, metrics, and target-setting of our short- and long-term incentive plans, as well as our benefit and retirement programs.

Historical Compensation Elements

Element of Pay	Summary	Purpose
Base Salary	Fixed compensation	Provides a base wage not subject to Company performance risk

Annual Incentive Plan Awards	Based on Total Net Revenue, Adjusted EBITDA, Operating Cash Flow	Incentivize achievement of annual operating objectives important to success of the Company

Long-Term Incentive Awards (EAR Plan)	Represents a right to share in the appreciation of the value of the Company	Predicated on increase in value of the Company

Termination Benefits	Certain agreements with NEOs contain termination benefits	Attract executive talent by providing an appropriate level of financial protection against involuntary job loss

Each element is intended to motivate and reward executives in different ways consistent with our overall compensation objectives (as described above). We combine these elements in order to formulate compensation packages that provide competitive pay, reward the achievement of financial, operational and strategic objectives and align the interests of our NEOs with those of our stockholders.

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Pay Mix

We use the particular elements of compensation described above because we believe that they provide a well-proportioned mix of secure compensation, retention value and at-risk compensation which produces short-term and long-term performance incentives and rewards. By following this approach, the executive officers are provided a measure of security in the minimum expected level of compensation and motivated to focus on business metrics that will produce a high level of short-term and long-term performance for the Company and long-term wealth creation for all shareholders. We believe the mix of metrics used for our annual performance bonus and long-term incentive program likewise provides an appropriate balance between short- and long-term financial performance.

We do not currently have formal policies relating to the allocation of total compensation among the various elements of our compensation program. However, consistent with our pay-for-performance philosophy the mix of compensation for our NEOs is significantly weighted toward at-risk pay in the form of short- and long-term incentives tied closely to driving growth and total shareholder return.

Base Salary

The fixed component of compensation of our NEOs has historically been base salary. The base salary established for each of our NEOs is intended to reflect each individual’s responsibilities, experience, impact, performance and other discretionary factors deemed relevant by our Chief Executive Officer (other than with respect to her own base salary) and approved by representatives from our Board. Our Chief Executive Officer and/or non-employee directors, as applicable, have historically determined market level compensation for base salaries based on our executives’ experience in the industry with reference to the base salaries of executives at comparable companies. This determination is informal and largely based on the experience of our Chief Executive Officer and/or non-employee directors, as applicable, of the compensation practices relevant to our Company. Upon the completion of this offering, the Compensation and Nominating Committee will take a more significant role in this annual review and decision-making process.

With these principles in mind, base salaries have historically been reviewed annually by our Chief Executive Officer and/or non-employee directors, and may be adjusted from time to time based on the results of this review.

The actual base salaries paid to our NEOs in fiscal year 2025 are set forth in the Summary Compensation Table below.

Annual Incentive Plan

The Company maintains a discretionary annual incentive plan for eligible employees, including our NEOs. The annual cash bonuses are intended to offer incentive compensation by rewarding the achievement of certain corporate financial performance objectives.

On an annual basis, or at the commencement of an executive officer’s employment with us, our Chief Executive Officer (other than with respect to her own bonus opportunities), in consultation with the non-employee directors, sets a target level of bonus compensation that is structured as a percentage of annual base salary. Depending upon achievement of certain corporate financial performance objectives, executive officers may receive up to 200% of their target cash bonus amounts. Our Chief Executive Officer (other than with respect to her own bonus opportunities) along with the Board may adjust bonus targets or payments due to extraordinary or nonrecurring events, such as acquisitions or other major development projects.

We believe that establishing cash bonus opportunities helps us attract and retain qualified and highly skilled executives. These annual bonuses are intended to reward executive officers who drive earnings growth and have a positive impact on corporate results. Upon the completion of this offering, the Compensation and Nominating Committee will take a more significant role in this annual review and decision-making process, with input from comparable market data.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Long-Term Incentive Compensation

Equity Appreciation Plan

Madison Indoor Air Solutions LLC (“Madison IAS”), our affiliate, has granted long-term equity appreciation awards to certain employees and service providers of the Company. The awards are governed by the terms of the EAR Plan and individual award agreements. Our Board believes that long-term incentive compensation is an important component of our executive compensation program and that providing a significant portion of our NEOs’ total compensation package in long-term compensation aligns the incentives of our executives with our long-term corporate success and helps foster a strong ownership culture.

Each of our NEOs received an equity appreciation award when they joined our company based upon their position with us and their relevant prior experience. In addition, we have granted additional equity appreciation awards on occasion to retain our executives or as they are promoted and to recognize the achievement of corporate and individual goals and/or strong individual performance.

Historically, the vesting schedules applicable to equity appreciation awards have varied depending on the grant date and the participant’s position with the Company, typically with a portion of equity appreciation awards subject to time-based vesting and the remaining portion vesting only upon a sale event with respect to Madison IAS. In addition, awards under the EAR Plan have historically been earned and settled in cash upon the attainment of performance conditions, the occurrence of a qualifying liquidity event (as defined in the EAR Plan), or at the discretion of the EAR Plan manager. Awards under the EAR Plan are also subject to the participant’s compliance with restrictive covenants, including non-compete covenants.

Prior to the completion of this offering, Madison IAS expects to amend the EAR Plan to convert outstanding equity appreciation awards into the right to receive units of Madison IAS (or, following this offering, shares of our Class A common stock) with a value equal to a specified percentage of the post-grant appreciation in the value of Madison IAS, so long as the applicable threshold return (as defined in the EAR Plan or applicable award agreement) has been achieved as of the vesting date and the participant has complied with the terms of the EAR Plan and the applicable award agreement. Following the amendment of the EAR Plan, we expect that equity appreciation awards will generally cliff-vest on the fifth anniversary of the grant date, subject to the participant’s continued employment through the applicable vesting date.

See the section entitled “Additional Narrative Disclosure—Potential Payments Upon Termination or Change in Control” below for more details regarding the treatment of the equity appreciation awards upon a termination of employment or change in control.

Other Executive Benefits and Perquisites

We provide benefits to our executive officers on the same basis as other eligible employees. We also provide annual executive physicals to our NEOs.

Clawback Policy

In connection with this offering, we intend to adopt a “clawback” policy that is compliant with the listing rules of the applicable listing exchange, as required by the Dodd-Frank Act.

U.S. Federal Income Tax and Accounting Considerations

Our compensation committee considers certain tax and accounting implications when designing the Company’s executive compensation programs. Section 162(m) of the Internal Revenue Code limits us to a deduction for federal income tax purposes of no more than $1 million of compensation paid to certain executive officers in a taxable year. Section 162(m) did not apply to our fiscal year 2025, as we did not have publicly held

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

common stock during this fiscal year. The compensation committee believes that tax deductibility is only one of several relevant considerations in setting compensation and, accordingly, the compensation committee has discretion to authorize compensation that is not deductible for federal income tax purposes if the compensation committee determines it is in the best interests of the Company.

Compensation Risk Management

The Company has determined that any risks arising from its compensation programs and policies are not reasonably likely to have a material adverse effect on the Company. The Company’s compensation programs and policies mitigate risk by combining performance-based, long-term compensation elements with payouts that are highly correlated to the value delivered to shareholders. The combination of performance measures for annual incentive compensation and vesting schedules for awards under the EAR Plan encourage employees to maintain both a short and a long-term view with respect to Company performance.

2025 Summary Compensation Table

The following table sets forth certain information with respect to compensation for the fiscal year ended December 31, 2025 earned by, awarded to or paid to our NEOs.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value And Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

2025 Grants of Plan-Based Awards

The following table sets forth certain information with respect to grants of plan-based awards for the year ended December 31, 2025 with respect to our NEOs.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Narrative Description to the Summary Compensation Table and the Grant of Plan-Based Awards Table for the 2025 Fiscal Year

Outstanding Equity Awards at 2025 Fiscal Year End

The following table sets forth certain information with respect to outstanding equity awards of our NEOs as of December 31, 2025.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)

Options Exercised and Stock Vested in the 2025 Fiscal Year

The following table sets forth certain information with respect to the vesting or exercise of stock options during the fiscal year ended December 31, 2025 with respect to our NEOs.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)

Pension Benefits

Our NEOs did not participate in or have account balances in qualified or nonqualified defined benefit plans sponsored by us. Our Board or Compensation and Nominating Committee may elect to adopt qualified or nonqualified benefit plans in the future if it determines that doing so is in our best interest.

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Nonqualified Deferred Compensation

The following table sets forth information regarding contributions to, earnings on and total balances in the nonqualified defined contribution plans or other nonqualified deferred compensation plans, as applicable, for the NEOs in 2025.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)

Additional Narrative Disclosure

Retirement benefits

We currently maintain a retirement plan intended to provide benefits under Section 401(k) of the Code, pursuant to which employees, including the NEOs, can make voluntary elective deferrals. All contributions under the retirement plan are subject to certain annual dollar limitations, which are periodically adjusted for changes in the cost of living.

Potential Payments Upon Termination or a Change in Control

Equity Appreciation Plan

Under the EAR Plan and contemplated amendment, upon a termination of a participant’s employment for any reason, all unvested equity appreciation awards will be immediately forfeited. Upon a sale, merger or consolidation involving one or more of Madison IAS and its subsidiaries (collectively, the “Madison IAS Companies”) following which the direct or indirect owners of Madison IAS no longer own a direct or indirect interest in any of the operating assets which were owned by the Madison IAS Companies, all unvested equity appreciation awards will fully vest as long as the participant remains employed through the closing of that transaction.

Holders of equity appreciation awards are subject to certain restrictive covenant obligations, including covenants involving confidentiality, non-competition and non-solicitation of customers and employees. Upon a participant’s breach of any restrictive covenant obligations or termination of employment for “cause,” Madison IAS has the authority to reduce, terminate or cause the forfeiture of any outstanding equity appreciation award or any units of Madison IAS or shares of our common stock issued in connection with an award.

Compensation in Connection With This Offering

Long-Term Incentive Plan

In order to incentivize our employees following the completion of this offering, we anticipate that our Board will adopt a long-term incentive plan, the LTIP, for employees, consultants and directors prior to the completion of this offering. Our NEOs will be eligible to participate in the LTIP, which we expect will become effective upon the consummation of this offering. We anticipate that the LTIP will provide for the grant of options, stock appreciation rights, restricted stock, restricted stock units, performance awards, stock awards, dividend equivalents, other stock-based awards, cash awards and substitute awards intended to align the interests of employees and other service providers, including our NEOs, with those of our shareholders.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

DIRECTOR COMPENSATION

To date, we have not provided compensation to directors for their services as directors or members of committees of the Board, except as provided below. We have reimbursed and will continue to reimburse our non-employee directors for their reasonable expenses incurred in attending meetings of our Board and committees of the Board.

Following the completion of this offering, we anticipate that we will implement a policy pursuant to which our non-employee directors will be eligible to continue to receive designated compensation for service on our Board and committees of our Board. The amount and form of compensation has not yet been determined but will be based on comparable market data.

Director Compensation Table

The table below provides compensation amounts for our non-employee directors for fiscal year 2025.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

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PRINCIPAL STOCKHOLDERS

The following table sets forth information about the beneficial ownership of our Class A common stock and Class B common stock as of     , 2026 and as adjusted to reflect the sale of our Class A common stock in this offering, for:

•	each person or group known to us who beneficially owns more than 5% of our Class A common stock or Class B common stock immediately prior to this offering;

•	each of our directors;

•	each of our Named Executive Officers; and

•	all of our directors and executive officers as a group.

Each stockholder’s percentage ownership before the offering is based on Class A common stock and Class B common stock outstanding as of    , 2026. Each stockholder’s percentage of beneficial ownership after the offering is based on      shares of Class A common stock and      shares of Class B common stock outstanding, as the case may be, immediately after the completion of this offering. We have granted the underwriters an option to purchase up to    additional shares of Class A common stock. This number excludes      shares of Class A common stock issuable upon conversion of shares of our Class B common stock on a one-for-one basis. If all outstanding shares of Class B common stock were converted, we would have     shares of Class A common stock outstanding immediately after this offering, assuming no exercise by the underwriters of their option to purchase additional shares.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Class A common stock subject to options that are currently exercisable or exercisable within 60 days of    , 2026 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all common stock shown as beneficially owned by the stockholder.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o 444 West Lake Street, Suite 4450, Chicago, Illinois 60606. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Shares Beneficially Owned Prior to this Offering								Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Shares of Class A common stock	% of Class A common stock Outstanding		Shares of Class B common stock	% of Class B common stock Outstanding		% of Combined Voting Power(1)		Shares of Class A common stock	Shares of Class B common stock	% of Combined Voting Power Assuming the Underwriters’ Option is not Exercised(1)		% of Combined Voting Power Assuming the Underwriters’ Option Is Exercised in Full(1)
5% Stockholders
Holdings(2)			%			%		%				%		%
Investors LLC(2)			%			%		%				%		%
Co-Investors LLC(2)			%			%		%				%		%
Named Executive Officers and Directors
Jill Wyant			%			%		%				%		%
JJ Foley			%			%		%				%		%
Larry W. Gies(3)			%			%		%				%		%
Hudson La Force			%			%		%				%		%
George Nolen			%			%		%				%		%
Directors and executive officers as a group (17 individuals)

(1)

Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to 10 votes per share. Each share of Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis, and will be entitled to one vote per share, upon (i) sale or transfer, subject to limited exceptions, such as certain transfers effected for tax or estate planning purposes, (ii) at the option of the Class B stockholder, (iii) 12 months following the death or disability of Mr. Gies (which may be extended to 18 months by action of the independent members of the Board) and (iv) the first trading day on or after the date on which the outstanding shares of Class B common stock represent less than   % of the then-outstanding shares of Class A common stock and Class B common stock. The Class A common stock and Class B common stock will vote as a single class on all matters except as required by law or the certificate of incorporation.

(2)

Includes    shares of Class B common stock held directly by the Parent Entities, including     shares held by Holdings,    shares held by Investors LLC, and     shares held by Co-Investors LLC. Holdings is the sole manager of Investors LLC and Co-Investors LLC, and Larry Gies is the sole manager of Holdings. Consequently, Mr. Gies may be deemed to beneficially own the shares of Class B common stock held directly by each of Holdings, Investors LLC and Co-Investors LLC.

The principal business address for each of Holdings, Investors LLC, Co-Investors LLC and Mr. Gies is 444 W Lake Street, Suite 4400, Chicago, Illinois 60606.

(3)	Includes the shares of Class B common stock beneficially owned and attributed to Mr. Gies as discussed in footnote (2) above.

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ORGANIZATIONAL TRANSACTIONS

Madison Air Solutions Corporation, the registrant whose name appears on the cover of this registration statement, is a Delaware corporation. In connection with the consummation of this offering, we will engage in a series of Organizational Transactions whereby all outstanding equity interests in MIAQ Solutions and its consolidated subsidiaries will be contributed by Holdings to, and thereafter be held by, Madison Air Solutions Corporation. The distribution of the Class B common stock of Madison Air Solutions Corporation in the Organizational Transactions is intended to qualify as a transaction that is tax-free under Section 355 of the Code. Holdings, Investors LLC, and Co-Investors LLC, each of which are controlled by our Founder, will receive shares of our Class B common stock in connection with the Organizational Transactions.

Immediately following the consummation of this offering, the Parent Entities will collectively hold all outstanding shares of Class B common stock, including    shares held by Holdings,    shares held by Investors LLC, and    shares held by Co-Investors LLC. Accordingly, our Founder will control 100% of the voting power over our outstanding Class B common stock, representing   % of the voting power of our outstanding capital stock (or   % of the voting power of our outstanding capital stock if the underwriters’ option to purchase additional shares is exercised in full). Additionally, participants in the EAR Plan will receive shares of our Class A common stock directly, representing approximately  % of the voting power of our outstanding capital stock (or   % of the voting power of our outstanding capital stock if the underwriters’ option to purchase additional shares is exercised in full). Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the Organizational Transactions.

Except as disclosed in this prospectus, the consolidated financial statements and other financial information included elsewhere in this registration statement are those of MIAQ Solutions and its consolidated subsidiaries and do not give effect to the Organizational Transactions. We do not expect that the Organizational Transactions will have a material effect on our results of operations.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies for Approval of Related Party Transactions

Prior to completion of this offering, we intend to adopt a policy with respect to the review, approval and ratification of related party transactions. Under the policy, our Audit Committee is responsible for reviewing and approving related party transactions as set forth in Item 404 of Regulation S-K under the Securities Act. In the course of its review and approval of related party transactions, our Audit Committee will consider the relevant facts and circumstances to decide whether to approve such transactions. In particular, our policy requires our Audit Committee to consider, among other factors it deems appropriate:

•	the related party’s relationship to us and interest in the transaction;

•	the material facts of the proposed transaction, including the proposed aggregate value of the transaction;

•	the impact on a director’s independence in the event the related party is a director or an immediate family member of the director;

•	the benefits to us of the proposed transaction;

•	if applicable, the availability of other sources of comparable products or services; and

•	an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

The Audit Committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of our stockholders, as the Audit Committee determines in good faith.

In addition, under our code of business conduct and ethics, which will be adopted prior to the consummation of this offering, our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to be considered a related party transaction or to give rise to a conflict of interest.

All of the transactions described below were entered into prior to the adoption of the Company’s written related party transactions policy (which policy will be adopted prior to the consummation of this offering), but all were approved by our Board considering similar factors to those described above.

Related Party Transactions

Other than compensation arrangements for our directors and named executive officers, which are described in the section entitled “Executive Compensation” below, we describe transactions since January 1, 2022 to which we were a participant or will be a participant, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Registration Rights Agreement

In connection with this offering, we intend to enter into a Registration Rights Agreement with the Parent Entities. Pursuant to the Registration Rights Agreement, the Parent Entities will be entitled to request that we register their shares of capital stock on a long-form or short-form registration statement on any number of occasions in the future, which registrations may be “shelf registrations.” Additionally, the Parent Entities will be

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entitled to participate in certain of our registered offerings, subject to the restrictions in the Registration Rights Agreement. We will pay certain expenses in connection with the exercise of these rights. The registration rights described in this paragraph apply to (1) shares of our Class A common stock (including shares issuable upon conversion of shares of Class B common stock into shares of Class A common stock on a one-to-one basis) held by the Parent Entities and certain of their affiliates and (2) any of our capital stock (or that of our subsidiaries) issued or issuable with respect to the Class A common stock described in clause (1) with respect to any dividend, distribution, recapitalization, reorganization or certain other corporate transactions (“Registrable Securities”). These registration rights are also for the benefit of any subsequent holder of Registrable Securities; provided that any particular securities will cease to be Registrable Securities when they have been sold in a registered public offering, sold in compliance with Rule 144 of the Securities Act or repurchased by us or our subsidiaries. In addition, certain Registrable Securities may cease to be Registrable Securities if they can be sold without limitation under Rule 144 of the Securities Act.

Following the closing of this offering, the holders of approximately   shares of Class A common stock and   shares of Class B common stock, or their transferees, have the right to require us to register the offer and sale of their shares, which we refer to as registration rights.

Stockholders’ Agreement

In connection with this offering, we intend to enter into the Stockholders’ Agreement with the Parent Entities. The Stockholders’ Agreement provides the Parent Entities with the right to designate nominees for election to our Board for so long as the Parent Entities beneficially own  % or more of the Original Amount. The Parent Entities may also assign their designation rights under the Stockholders’ Agreement to an affiliate. The Stockholders’ Agreement will provide the Parent Entities with the right to designate:

•	all of the nominees for election to our Board for so long as the Parent Entities beneficially own 50% or more of the Original Amount;

•

a number of director nominees (rounded up to the nearest whole number) equal to 50% of the total directors for so long as the Parent Entities control, in the aggregate, more than 40%, but less than 50% of the Original Amount;

•

a number of director nominees (rounded up to the nearest whole number) equal to 40% of the total directors for so long as the Parent Entities control, in the aggregate, more than 30%, but less than 40% of the Original Amount;

•

a number of director nominees (rounded up to the nearest whole number) equal to 30% of the total directors for so long as the Parent Entities control, in the aggregate, more than 20%, but less than 30% of the Original Amount;

•

a number of director nominees (rounded up to the nearest whole number) equal to 20% of the total directors for so long as the Parent Entities control, in the aggregate, more than 10%, but less than 20% of the Original Amount; and

•

a number of director nominees (rounded up to the nearest whole number) equal to 10% of the total directors for so long as the Parent Entities beneficially own more than 5% and up to 10% of the Original Amount.

In each case, the Parent Entities’ nominees must comply with applicable law and stock exchange rules.

In addition, the Parent Entities shall be entitled to designate the replacement for any of its Board designees whose board service terminates prior to the end of the director’s term regardless of the Parent Entities’ beneficial ownership at such time. The Parent Entities shall also have the right to have its designees participate on committees of our Board proportionate to its stock ownership, subject to compliance with applicable law and stock exchange rules. The Stockholders’ Agreement will also prohibit us from increasing or decreasing the size of our Board without the prior written consent of the Parent Entities.

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Additionally, Larry Gies will have the right to serve as a director, so long as Mr. Gies and certain entities affiliated with him beneficially own  % or more of the Original Amount (calculated on a fully diluted basis).

The Stockholders’ Agreement will also provide that, for so long as the Parent Entities beneficially own at least  % of our outstanding common stock, we and our subsidiaries may not, without the approval of the Parent Entities, take certain actions.

Unless terminated earlier by the Parent Entities, the Stockholders’ Agreement will terminate at the time that the Parent Entities no longer beneficially own at least  % of our outstanding common stock.

Separation Agreement and Tax Management Agreement

Separation Agreement

In connection with the Organizational Transactions, we expect to enter into a Separation Agreement with Madison Industries International that sets forth our agreements with Madison Industries International regarding the principal actions to be taken in connection with the Organizational Transactions. The Separation Agreement also sets forth other agreements that govern aspects of our relationship with Madison Industries International following the Organizational Transactions. Prior to the Organizational Transactions, we were an indirect, wholly owned subsidiary of Madison Industries International.

Tax Management Agreement

The Tax Management Agreement governs the respective rights, responsibilities and obligations of Madison Industries International and the Company in connection with certain transactions undertaken in connection with the Organizational Transactions with respect to tax liabilities and benefits, tax attributes, tax contests and other tax sharing regarding U.S. federal, state, local and foreign income taxes, other tax matters and related tax returns. The Company and certain of our subsidiaries have (and will continue to have following the Organizational Transactions) joint and several liability with Madison Industries International to the IRS for the combined U.S. federal income taxes of the Madison Industries International combined group relating to the taxable periods in which the Company and its applicable subsidiaries were part of such group. The Tax Management Agreement also provides special rules for allocating tax liabilities in the event that certain transactions undertaken in connection with the Organizational Transactions are not tax-free. In general, if a party’s actions cause the Organizational Transactions not to be tax-free, that party will be responsible for the payment of any resulting tax liabilities (and will indemnify the other party with respect thereto). The Tax Management Agreement will provide for certain covenants that may restrict our ability to pursue strategic or other transactions that otherwise could maximize the value of our business. Finally, the Tax Management Agreement also provides for procedures for any audits and examinations and the rights of each party with respect to such audits and examinations. Although enforceable as between the parties, the Tax Management Agreement is not binding on the IRS.

Management Advisory and Consulting Services and Tax Services Agreement

The Company has historically been an indirect subsidiary of Holdings and paid to Holdings certain reimbursements for personnel, overhead and out-of-pocket expenses. Holdings is controlled by Mr. Gies, our Founder and Chairman of our Board, and the sole manager of Holdings. During the years ended December 31, 2025, 2024 and 2023, the Company incurred accounting, legal, and other corporate and infrastructure related expenses to Holdings of $    million, $13.1 million and $12.5 million, respectively.

The Company has historically also received tax-related services from Holdings and paid to Holdings certain reimbursements for out-of-pocket expenses. During the years ended December 31, 2025, 2024 and 2023, the Company incurred tax-related services expenses to Holdings of $    million, $3.8 million and $2.3 million,

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

respectively. In connection with the Organizational Transactions, we expect to enter into the Tax Services Agreement with Holdings, pursuant to which we expect Holdings to continue to provide us with certain tax-related services for a transitional period in exchange for the fees specified in the Tax Services Agreement. The charges for such services generally are expected to allow Holdings to recover certain out-of-pocket costs and expenses it actually incurs in connection with providing these services, plus, in some cases, the allocated indirect costs of providing such services, generally without profit. We do not expect the net costs associated with the Tax Services Agreement to be materially different than the historical costs that have been allocated to us related to these same services.

Purchases of Inventory

For the years ended December 31, 2024 and 2023, the Company made purchases of inventory from certain entities controlled by Larry Gies of $6.2 million and $5.2 million, respectively.

Promissory Notes

In September 2021, the Company entered into a promissory note payable from Madison Industries US Holdings Corporation to the Company, in the aggregate principal amount of $14.2 million. The note matures on demand and accrues interest at a prime rate. For the years ended December 31, 2024 and 2023, the weighted average prime rate was 8.3% and 8.2%, respectively. As of December 31, 2024 and 2023, the outstanding principal and accrued interest was $17.6 million and $16.3 million, respectively.

On February 1, 2021 and July 29, 2021, Madison IAS entered into promissory notes and united pledge agreements with JJ Foley, our Chief Financial Officer, in the amount of $1.5 million and $1.25 million, respectively, in connection with his receipt of 400,000 units and 203,252.03 units, respectively, of Madison IAS. The promissory notes accrue interest at a rate of 6.0% and mature at the earliest of (i) February 1, 2029 (in the case of the $1.5 million promissory note and July 30, 2029 (in the case of the $1.25 million promissory note), (ii) termination of Mr. Foley’s employment, (iii) the bankruptcy of Madison IAS or (iv) a sale of Madison IAS.

Indemnification of Officers and Directors

Upon completion of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement to the fullest extent permitted under the DGCL. Additionally, we may enter into indemnification agreements with any new directors or officers that may be broader in scope than the specific indemnification provisions contained in Delaware law.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

DESCRIPTION OF CERTAIN INDEBTEDNESS

Set forth below is a summary of the terms of the Credit Agreement and Indentures governing certain of our outstanding indebtedness. This summary is not a complete description of all of the terms of the Credit Agreement. The Credit Agreement setting forth the terms and conditions of certain of our outstanding indebtedness is filed as an exhibit to the registration statement of which this prospectus forms a part.

Credit and Guaranty Agreement

On June 21, 2021, Madison IAQ, as borrower, Madison IAQ II and certain subsidiaries of Madison IAQ, as guarantors, entered into the Credit Agreement with a syndicate of lenders which, as amended to date, is currently comprised of (i) the $2,455.0 million initial Term Loan Facility, (ii) the $1,595.6 million Incremental Term Loan Facility and (iii) the $340.0 million Revolving Credit Facility. The lenders under the Credit Agreement hold a security interest in all or substantially all of Madison IAQ’s and its subsidiaries’ assets as described in the Credit Agreement. The Term Loan Facility matures on June 21, 2028, the Incremental Term Loan Facility matures on the earlier of (x) November 6, 2032 and (y) March 31, 2029 (unless, on or prior to such date, all indebtedness with respect to the Unsecured Notes (as defined below) is extended or refinanced to mature no earlier than the date that is 91 days later than November 6, 2032) and the Revolving Credit Facility matures on the earlier of (x) May 6, 2030 and (y) March 31, 2028 (unless, on or prior to such date, all indebtedness with respect to the Secured Notes (as defined below) is extended or refinanced to mature no earlier than the date that is 91 days later than May 6, 2030).

On May 6, 2025, Madison IAQ entered into the Fourth Amendment to the Credit Agreement that provided the Incremental Term Loan Facility of $1,750.0 million and replaced the existing revolving commitments under the Credit Agreement with the $340.0 million Revolving Credit Facility in connection with the AprilAire Acquisition. Proceeds from the Fourth Amendment were used to fund a portion of the purchase price for the AprilAire Acquisition, to fund transaction costs related to the AprilAire Acquisition, and for working capital and general corporate purposes.

On November 6, 2025, Madison IAQ entered into the Fifth Amendment to the Credit Agreement that (i) reduced the interest margin applicable to the Incremental Term Loan Facility to 2.75% for loans borrowed in Term SOFR and (ii) reset the most favored creditor clause and call protection for the Incremental Term Loan Facility for six months from the closing of the repricing. Additionally, on November 6, 2025, the Incremental Term Loan Facility was voluntarily prepaid in the amount of $150.0 million, which prepayment was applied to prepay all future amortization payments on the Incremental Term Loan Facility through its scheduled maturity date.

As of     , 2025, we had $    million, $    million and $    million outstanding under our Term Loan Facility, Incremental Term Loan Facility and Revolving Credit Facility, respectively. As of    , 2025, the interest rates on our Term Loan Facility, Incremental Term Loan Facility and Revolving Credit Facility were  %,  % and  %, respectively.

Interest Rates and Fees

The Term Loan Facility and Revolving Credit Facility rates are set at Term SOFR, subject to a 0.50% floor for the Term Loan Facility and a 0% floor for the Revolving Credit Facility, plus an applicable margin of 2.50%. The Fourth Amendment also provides for a 0.25% reduction in the applicable margin for the interest rate applicable to the Revolving Credit Facility in the event of the consummation of an initial public offering, including this offering. The Incremental Term Loan Facility rate is set at Term SOFR, subject to a 0.50% floor, plus an applicable margin of 2.75%.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Mandatory Prepayments

The Credit Agreement requires Madison IAQ to prepay, subject to certain exceptions, the Term Loan Facility and the Incremental Term Loan Facility under the following circumstances:

•

receipt by Madison IAQ of any net asset sale proceeds in excess of the greater of $85.0 million and 15% of consolidated adjusted EBITDA in the aggregate during any fiscal year (and only in respect of amounts in excess of the annual aggregate threshold thereof), subject to certain reinvestment rights;

•

receipt by Madison IAQ or any of its subsidiaries, or administrative agent as loss payee, of any net insurance/condemnation proceeds in excess the greater of $85.0 million and 15% of consolidated adjusted EBITDA in the aggregate during any Fiscal Year (and only in respect of amounts in excess of the annual aggregate threshold thereof);

•

after receipt by Madison IAQ or any of its subsidiaries of any cash proceeds from the incurrence of any Indebtedness of Madison IAQ or any of its Subsidiaries (other than with respect to any indebtedness permitted to be incurred pursuant to Section 6.1 of the Credit Agreement); or

•	in the event that there shall be consolidated excess cash flow (as calculated under the Credit Agreement) for any applicable fiscal year.

Final Maturity and Amortization

The Term Loan Facility matures on June 21, 2028, the Incremental Term Loan Facility matures on the earlier of (x) November 6, 2032 and (y) March 31, 2029 (unless, on or prior to such date, all indebtedness with respect to the Unsecured Notes is extended or refinanced to mature no earlier than the date that is 91 days later than November 6, 2032) and the Revolving Credit Facility matures on the earlier of (x) May 6, 2030 and (y) March 31, 2028 (unless, on or prior to such date, all indebtedness with respect to the Secured Notes is extended or refinanced to mature no earlier than the date that is 91 days later than May 6, 2030). The Revolving Credit Facility does not amortize. The Term Loan Facility and the Incremental Term Loan Facility amortize at 1.00% annually of the aggregate principal amount of such loan which payments are due quarterly. All scheduled quarterly amortization payments for the Incremental Term Loan Facility were prepaid by Madison IAQ on November 6, 2025.

Guarantors

All obligations under the Credit Agreement are unconditionally guaranteed by Madison IAQ II, an indirect subsidiary of Madison IAQ, and substantially all of its existing and future direct and indirect wholly owned domestic subsidiaries, other than certain excluded subsidiaries. The guarantees may be released upon the occurrence of certain events, including payment in full of all obligations, a sale or other disposition of the relevant guarantor, or in other circumstances as described in the Credit Agreement.

Security

All obligations under the Credit Agreement are secured, subject to permitted liens and other exceptions, by first-priority perfected security interests in substantially all of Madison IAQ’s and the guarantors’ domestic restricted subsidiaries’ assets.

Certain Covenants, Representations and Warranties

The Credit Agreement contains customary representations and warranties, affirmative covenants, reporting obligations and negative covenants. The negative covenants restrict Madison IAQ and its subsidiaries’ (and, with respect to certain of the affirmative covenants and negative covenants, Madison IAQ II’s) ability, among other things, to (subject to certain exceptions set forth in the Credit Agreement):

•	incur additional indebtedness or other contingent obligations;

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

•	create liens;

•	enter into any agreements prohibiting the creation or assumption of any lien upon any of its properties or assets;

•	restrict junior payments;

•	pay dividends on its equity interests or make other payments in respect of capital stock;

•	make payments in respect of subordinated debt;

•	enter into burdensome agreements with negative pledge clauses or restrictions on subsidiary distributions;

•	make investments in any person, including any joint venture;

•	permit the first lien net leverage ratio to exceed 7.50:1.00 to the extent such covenant is then in effect;

•	consolidate, merge, liquidate or dissolve;

•	sell, lease, assign, transfer or otherwise dispose of its assets, including capital stock of its subsidiaries;

•	engage in sale and lease-back transactions with respect to any property owned by the Company or any of its subsidiaries;

•	engage in transactions with its affiliates;

•	materially alter the business it conducts;

•	modify organizational documents in a manner that is materially adverse to the lenders under the Credit Agreement;

•	amend the terms of any seller notes without the consent of the administrative agent; and

•	change its fiscal year.

Financial Covenants

The Credit Agreement requires the credit parties to maintain a first lien net leverage ratio (as calculated pursuant to the Credit Agreement) no greater than 7.50 to 1.00, to the extent such covenant is then in effect. The covenant is in effect when, as of the last day of any fiscal quarter, the aggregate amount of drawn revolving loans, issued letters of credit and issued bank guarantees (excluding up to $25 million of undrawn letters of credit and undrawn bank guarantees) exceeds 35% of the aggregate amount of the revolving commitments.

Events of Default

The lenders under the Credit Agreement are permitted to accelerate the loans and terminate commitments thereunder or exercise other remedies upon the occurrence of certain customary events of default, including default with respect to financial and other covenants, subject to certain grace periods and exceptions. These events of default include, among others, payment defaults, cross-defaults under which the Company could be deemed in default upon the default of certain other material indebtedness, including the Notes (as defined herein), covenant defaults, material inaccuracy of representations and warranties, certain events of bankruptcy, material judgments, material defects with respect to lenders’ perfection on the collateral and changes of control, none of which is expected to be triggered by this offering.

4.125% Senior Secured Notes due 2028

On June 21, 2021, Madison IAQ issued $700 million aggregate principal amount of 4.125% senior secured notes due 2028 (the “Secured Notes”).

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Interest on the Secured Notes accrues at a rate of 4.125% per annum, payable semi-annually in cash in arrears on June 30 and December 30 of each year. The Secured Notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured first priority basis by Madison IAQ II and each of Madison IAQ’s existing and future material wholly owned domestic restricted subsidiaries, to the extent such subsidiary guarantees the Credit Facilities.

The Secured Notes were offered and sold in transactions not required to be registered under the Securities Act.

Ranking

The secured notes are secured on a first-priority lien basis by substantially all of the assets of Madison IAQ, Madison IAQ II and any existing and future subsidiary guarantors, subject to certain exceptions (the “Collateral”). The Secured Notes and the related guarantees are Madison IAQ’s and the guarantors’ senior secured obligations and are:

•

equal in right of payment with all of Madison IAQ’s and the guarantors’ existing and future senior indebtedness, including obligations under the Credit Facilities and the Unsecured Notes (as defined below);

•

effectively senior to all the existing and future senior unsecured indebtedness of Madison IAQ and the guarantors that is unsecured, including the Unsecured Notes or secured by junior-priority liens on the Collateral, to the extent of the value of the Collateral securing the Secured Notes;

•	senior in right of payment to all of Madison IAQ’s and the guarantors’ existing and future subordinated indebtedness; and

•	structurally subordinated in right of payment to all existing and future indebtedness and other liabilities of Madison IAQ’s non-guarantor subsidiaries.

Optional Redemption

At any time on or after June 30, 2024, we may redeem some or all of the Secured Notes at a redemption price of (i) 101.031% if redeemed during the twelve month period beginning on June 30, 2025 or (ii) 100.000% if redeemed during or after the twelve month period beginning on June 30, 2026, plus accrued and unpaid interest, if any, to, but not including, the redemption date.

Secured Notes Indenture

In connection with the issuance of the Secured Notes, Madison IAQ entered into the Secured Notes Indenture. The Secured Notes Indenture governing the Secured Notes imposes certain operating and financial restrictions on us. These restrictions limit our ability, among other things, to:

•	incur additional debt;

•	declare or pay dividends, redeem stock or make other distributions to stockholders;

•	make investments;

•	create liens or use assets as security in other transactions;

•	merge or consolidate, or sell, transfer, lease or dispose of substantially all of our assets;

•	enter into transactions with affiliates;

•	sell or transfer certain assets; and

•	agree to certain restrictions on the ability of restricted subsidiaries to make payments to Madison IAQ.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

5.875% Senior Notes due 2029

On June 21, 2021, Madison IAQ issued $1,035 million aggregate principal amount of the Unsecured Notes.

Interest on the Unsecured Notes accrues at a rate of 5.875% per annum, payable semi-annually in cash in arrears on June 30 and December 30 of each year. The Unsecured Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by Madison IAQ II and each of Madison IAQ’s existing and future material wholly owned domestic restricted subsidiaries, to the extent such subsidiary guarantees the Credit Facilities, subject to certain exceptions.

The Unsecured Notes were offered and sold in transactions not required to be registered under the Securities Act.

Ranking

The Unsecured Notes and the related guarantees are Madison IAQ’s and the guarantors’ senior unsecured obligations and are:

•	equal in right of payment with all of Madison IAQ’s and the guarantors’ existing and future senior indebtedness, including obligations under the Credit Facilities and the Secured Notes;

•

effectively subordinated to Madison IAQ’s and the guarantors’ existing and future secured indebtedness, including the Credit Facilities and the Secured Notes, to the extent of the value of the Collateral;

•	senior in right of payment to all of Madison IAQ’s and the guarantors’ existing and future subordinated indebtedness; and

•	structurally subordinated in right of payment to all existing and future indebtedness and other liabilities of Madison IAQ’s non-guarantor subsidiaries.

Optional Redemption

At any time on or after June 30, 2024, we may redeem some or all of the Unsecured Notes at a redemption price of (i) 101.031% if redeemed during the twelve month period beginning on June 30, 2025 or (ii) 100.000% if redeemed during or after the twelve month period beginning on June 30, 2026, plus accrued and unpaid interest, if any, to, but not including, the redemption date.

Unsecured Notes Indenture

In connection with the issuance of the Unsecured Notes, Madison IAQ entered into an Indenture (the “Unsecured Notes Indenture”), dated as of June 21, 2021, with U.S. Bank National Association, as trustee, and the guarantors party thereto. The Unsecured Notes Indenture governing the Unsecured Notes imposes certain operating and financial restrictions on us. These restrictions limit our ability, among other things, to:

•	incur additional debt;

•	declare or pay dividends, redeem stock or make other distributions to stockholders;

•	make investments;

•	create liens or use assets as security in other transactions;

•	merge or consolidate, or sell, transfer, lease or dispose of substantially all of our assets;

•	enter into transactions with affiliates;

•	sell or transfer certain assets; and

•	agree to certain restrictions on the ability of restricted subsidiaries to make payments to Madison IAQ.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation (our “certificate of incorporation”) and our amended and restated bylaws (our “bylaws”), as each will be in effect at or prior to the consummation of this offering. The following description may not contain all of the information that is important to you. To understand the material terms of our common stock, you should read our certificate of incorporation and our bylaws, copies of which are or will be filed with the SEC as exhibits to the registration statement, of which this prospectus is a part, and to the applicable provisions of the DGCL.

General

At or prior to the completion of this offering, our authorized capital stock will consist of:

•	shares of Class A common stock, par value $ per share,

•	shares of Class B common stock, par value $ per share, and

•	shares of undesignated preferred stock, par value $ per share.

We are selling      shares of Class A common stock in this offering (    shares if the underwriters’ option to purchase additional shares is exercised in full). All shares of our Class A common stock outstanding upon consummation of this offering will be validly issued, fully paid and non-assessable. We are issuing      shares of Class B common stock to the Parent Entities prior to or in connection with this offering. Upon completion of this offering, we expect to have      shares of Class A common stock outstanding (     shares if the underwriters’ option to purchase additional shares is exercised in full) and      shares of Class B common stock outstanding. The Parent Entities will own 100% of the Class B common stock, of which 100% will be controlled by Mr. Gies. No shares of preferred stock will be issued or outstanding immediately after this offering. Unless our Board determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Class A Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of our Class A common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as our Board may determine from time to time.

Any dividend paid or payable to the holders of shares of Class A common stock and Class B common stock will be paid on an equal priority, pari passu basis, on a per share basis to the holders of shares of Class A common stock and Class B common stock, unless different treatment of the shares of each such class is approved by the affirmative vote of a majority of the voting power of the then-outstanding shares of Class A common stock entitled to vote thereon and by the affirmative vote of a majority of the voting power of the then-outstanding shares of Class B common stock entitled to vote thereon, each voting separately as a class; provided, however, that if a dividend is paid in the form of Class A common stock or Class B common stock (or rights to acquire shares of Class A common stock or Class B common stock), then the holders of Class A common stock will receive Class A common stock (or rights to acquire shares of Class A common stock) and holders of Class B common stock will receive Class B common stock (or rights to acquire shares of Class B common stock) with holders of Class A common stock and Class B common stock receiving an identical number of shares of Class A common stock or Class B common stock (or rights to acquire such stock, as the case may be), unless approved by the affirmative vote of a majority of the voting power of the then outstanding shares of Class A common stock entitled to vote thereon and by the affirmative vote of a majority of the voting power of the then outstanding

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

shares of Class B common stock entitled to vote thereon, each voting separately as a class. For the avoidance of doubt, shares of Class B common stock or rights to acquire Class B common stock may not be issued, paid or otherwise distributed to holders of Class A common stock or rights to acquire Class A common stock unless approved by the affirmative vote of a majority of the then-outstanding shares of Class B common stock entitled to vote thereon.

Voting Rights

Each outstanding share of our Class A common stock will be entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our Class A common stock shall have no cumulative voting rights.

Holders of shares of our Class A common stock will vote together with holders of our Class B common stock as a single class on all matters submitted to a vote of stockholders, except for certain amendments to our certificate of incorporation described below, or as otherwise required by law or our certificate of incorporation.

Preemptive Rights

Our Class A common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.

Conversion or Redemption Rights

Our Class A common stock will be neither convertible nor redeemable.

Liquidation Rights

Upon our liquidation, the holders of our Class A common stock will be entitled to receive pro rata our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Class B Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of our Class B common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as our Board may determine from time to time.

Any dividend paid or payable to the holders of shares of Class A common stock and Class B common stock will be paid on an equal priority, pari passu basis, on a per share basis to the holders of shares of Class A common stock and Class B common stock, unless different treatment of the shares of each such class is approved by the affirmative vote of a majority of the voting power of the then-outstanding shares of Class A common stock entitled to vote thereon and by the affirmative vote of a majority of the voting power of the then-outstanding shares of Class B common stock entitled to vote thereon, each voting separately as a class; provided, however, that if a dividend is paid in the form of Class A common stock or Class B common stock (or rights to acquire shares of Class A common stock or Class B common stock), then the holders of Class A common stock will receive Class A common stock (or rights to acquire shares of Class A common stock) and holders of Class B common stock will receive Class B common stock (or rights to acquire shares of Class B common stock) with holders of Class A common stock and Class B common stock receiving an identical number of shares of Class A common stock or Class B common stock (or rights to acquire such stock, as the case may be), unless approved by the affirmative vote of a majority of the voting power of the then outstanding shares of Class A common stock

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

entitled to vote thereon and by the affirmative vote of a majority of the voting power of the then outstanding shares of Class B common stock entitled to vote thereon, each voting separately as a class. For the avoidance of doubt, shares of Class B common stock or rights to acquire Class B common stock may not be issued, paid or otherwise distributed to holders of Class A common stock or rights to acquire Class A common stock unless approved by the affirmative vote of a majority of the then-outstanding shares of Class B common stock entitled to vote thereon.

A dividend payable in shares of any class or series of securities of the Company or any other person, other than shares of Class A common stock or Class B common stock (or rights to acquire Class A common stock or rights to acquire Class B common stock) may be declared and paid on the basis of a distribution of (i) identical securities, on an equal per share basis, to holders of Class A common stock and Class B common stock or (ii) a separate class or series of securities to the holders of shares of Class A common stock and a different class or series of securities to the holders of shares of Class B common stock, on an equal per share basis to such holders; provided that, in connection with a dividend payable in shares pursuant to (ii) above, such separate classes or series of securities do not differ in any respect other than their relative voting rights, with holders of Class B common stock receiving the class or series of securities having the highest relative voting rights and the holders of shares of Class A common stock receiving securities having lesser relative voting rights; provided that the highest relative voting rights are no more than 10 times greater than the lesser relative voting rights; provided further, that unless approved by the affirmative vote of a majority of the voting power of the then-outstanding shares of Class B common stock, entitled to vote thereon, the class or series of securities received by the holders of the Class B common stock shall provide for 10 votes per share.

Voting Rights

Each outstanding share of our Class B common stock will be entitled to 10 votes on all matters submitted to a vote of stockholders. Holders of shares of our Class B common stock shall have no cumulative voting rights.

Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters submitted to a vote of stockholders, except for certain amendments to our certificate of incorporation described below, or as otherwise required by law or our certificate of incorporation.

The high/low vote structure of the Class B common stock will terminate upon conversion of Class B common stock to Class A common stock. See “—Conversion or Redemption Rights” below.

Preemptive Rights

Our Class B common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.

Conversion or Redemption Rights

Each share of Class B common stock will be convertible into shares of Class A common stock on a one-for-one basis at the option of the Class B stockholder. Additionally, each share of Class B common stock held by the Parent Entities will automatically convert into shares of Class A common stock on a one-for-one basis upon (1) any sale or transfer, subject to limited exceptions, such as certain transfers effected for tax or estate planning purposes, (2) 12 months following the death or disability of Mr. Gies (which may be extended to 18 months by action of the independent members of the Board) and (3) the first trading day on or after the date on which the outstanding shares of Class B common stock represent less than  % of the then-outstanding shares of Class A common stock and Class B common stock.

Our Class B common stock will not be redeemable.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Liquidation Rights

Upon our liquidation, the holders of our Class B common stock will be entitled to receive pro rata our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Preferred Stock

Our Board may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges and relative participating, optional or special rights as well as the qualifications, limitations, or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our Board, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock.

Anti-Takeover Effects of Our Certificate of Incorporation and Our Bylaws

Our certificate of incorporation, bylaws and the DGCL will contain provisions, which are summarized in the following paragraphs that are intended to enhance the likelihood of continuity and stability in the composition of our Board. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board to maximize stockholder value in connection with any unsolicited offer to acquire us. In certain instances outlined below, these provisions do not take effect until the Parent Entities’ beneficial ownership of our Class A or Class B common stock drops below a certain percentage. As a result, the anti-takeover effect of these provisions is expected to increase over time as the Parent Entities’ beneficial ownership of our Class A or Class B common stock decreases. In each instance, these changes will occur automatically pursuant to the terms of our certificate of incorporation and bylaws and without further action by our board or stockholders upon the Parent Entities’ ownership crossing the applicable thresholds. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Class A common stock held by stockholders.

These provisions include:

Dual-Class of Common Stock

As described above in “—Class A Common Stock” and “—Class B Common Stock,” our certificate of incorporation provides for a dual-class common stock structure pursuant to which the persons holding our Class B common stock are entitled to 10 votes for each share held of record on all matters submitted to a vote of stockholders. All such persons are controlled by our Founder, thereby giving our Founder the ability to exercise significant influence over those matters.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Classified Board

Our certificate of incorporation will provide that our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our Board. Our certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our Board. Upon completion of this offering, we expect that our Board will have      members.

Stockholder Action by Written Consent

Our certificate of incorporation will preclude stockholder action by written consent at any time when the Parent Entities beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors.

Special Meetings of Stockholders

Our certificate of incorporation and bylaws will provide that, except as required by law, special meetings of our stockholders may be called at any time only by or at the direction of our Board, the Chairman of our Board or the Chief Executive Officer; provided, however, at any time when the Parent Entities beneficially own, in the aggregate, at least 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by our Board or the Chairman of our Board at the request of the Parent Entities. Our bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Advance Notice Procedures

Our bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our Board; provided, however, at any time when the Parent Entities beneficially own, in the aggregate, at least 10% of the outstanding Class B common stock of the Company, such advance notice procedure will not apply to the Parent Entities. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Corporate Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws will not give our Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company. These provisions do not apply to nominations by the Parent Entities pursuant to the Stockholders’ Agreement. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Stockholders’ Agreement” for more details with respect to the Stockholders’ Agreement.

Removal of Directors; Vacancies

Our certificate of incorporation will provide that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when the Parent Entities beneficially own, in the aggregate, less than  % in voting power of the stock of the Company entitled to vote generally in the election of

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directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. In addition, our certificate of incorporation will provide that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on our Board that results from an increase in the number of directors and any vacancies on our Board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when the Parent Entities beneficially own, in the aggregate, less than  % in voting power of the stock of the Company entitled to vote generally in the election of directors, any newly created directorship on our Board that results from an increase in the number of directors and any vacancy occurring on our Board may only be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by the stockholders).

Supermajority Approval Requirements

Our certificate of incorporation and bylaws will provide that our Board is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware and our certificate of incorporation. For as long as the Parent Entities beneficially own, in the aggregate, at least 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission, or repeal of our bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock entitled to vote on such amendment, alteration, change, addition, rescission or repeal. At any time when the Parent Entities beneficially own, in the aggregate, less than 40% in voting power of all outstanding shares of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our certificate of incorporation will provide that at any time when the Parent Entities beneficially own, in the aggregate, less than  % in voting power of the stock of the Company entitled to vote generally in the election of directors, the following provisions in our certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% (as opposed to a majority threshold that would apply if the Parent Entities beneficially own, in the aggregate,  % or more) in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class:

The combination of the classification of our Board, the lack of cumulative voting, the Founder’s director nomination rights in the Stockholders’ Agreement and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our Board as well as for another party to obtain control of us by replacing our Board. Because our Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval, subject to stock exchange rules. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. One of the effects of the existence of authorized but unissued common

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stock or preferred stock may be to enable our Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of Class A common stock at prices higher than prevailing market prices.

Business Combinations

Upon completion of this offering, we will not be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions: (1) before the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or (3) at or after the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares.

We will opt out of Section 203; however, our certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our Board and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our Board because the stockholder approval requirement would be avoided if our Board approves either the business

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combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our certificate of incorporation will provide that the Parent Entities, and any of their direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision, except in the case of opportunities offered to a director or employee in his or her capacity as a director or employee of the Company.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of the Company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) will be the sole and exclusive forum for any state court action for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim against the Company or any director or officer of the Company that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above; provided, however, that stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. However, it is possible that a court could find our forum selection provisions to be inapplicable or unenforceable. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Additionally, the forum selection clause in our certificate of incorporation may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers,

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employees and agents even though an action, if successful, might benefit our stockholders. The Court of Chancery of the State of Delaware may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and our bylaws will provide that the federal district courts of the United States of America will, unless consented to in writing and to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

See “Risk Factors—Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders and the federal district courts of the United States as the exclusive forum for litigation arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.”

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors, or stockholders. Our certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our certificate of incorporation will provide that, to the fullest extent permitted by law, neither our Founder nor any director who is not employed by us or his or her affiliates will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that our Founder or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for himself or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly, or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

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Our bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions that will be included in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be     . Its address is      and its phone number is    .

Listing

We intend to apply to list our Class A common stock on      under the symbol “    .” We do not intend to list our Class B common stock.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market (including shares of our Class A common stock issuable upon conversion of shares of our Class B common stock ), or the perception that such sales may occur, could adversely affect the prevailing market price of our Class A common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the prevailing market price of our Class A common stock from time to time. The number of shares available for future sale in the public market is subject to legal and contractual restrictions, some of which are described below. The expiration of these restrictions will permit sales of substantial amounts of our Class A common stock in the public market, or could create the perception that these sales may occur, which could adversely affect the prevailing market price of our Class A common stock. These factors could also make it more difficult for us to raise funds through future offerings of Class A common stock or other equity or equity-linked securities.

Sales of Restricted Shares

Upon completion of this offering, we will have    shares of Class A common stock outstanding (    shares if the underwriters’ option to purchase additional shares is exercised in full). Of these shares of Class A common stock, the    shares of Class A common stock being sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act (“Rule 144”), which shares will be subject to the volume limitations and other restrictions of Rule 144 described below, other than the holding period requirement. The remaining    shares of Class A common stock (or    shares of Class A common stock, including    shares of Class A common stock issuable upon conversion of all outstanding shares of Class B common stock ) will be “restricted securities,” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and 701 under the Securities Act, which rules are summarized below. These remaining shares of Class A common stock that will be outstanding upon completion of this offering will be available for sale in the public market after the expiration of the lock-up agreements described in “Underwriting,” taking into account the provisions of Rules 144 and 701 under the Securities Act.

Holders of our Class B common stock may from time to time after the consummation of this offering, convert their shares of Class B common stock for shares of Class A common stock on a one-for-one basis. Any shares of Class B common stock so converted will be cancelled. Upon consummation of this offering,    shares of Class B common stock will be issued and outstanding, all of which will be convertible for shares of our Class A common stock on a one-to-one basis in the manner described in the section entitled “Description of Capital Stock.” The shares of Class A common stock we issue upon such conversion would be “restricted securities” as defined in Rule 144 unless we register such issuances. However, we intend to enter into a Registration Rights Agreement with the Parent Entities that will require us to register these shares of Class A common stock, subject to certain conditions. See the section entitled “—Registration Rights” and “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Rule 144

Persons who are the beneficial owner of shares of our Class A common stock prior to the completion of this offering may not sell their shares until the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (2) a one-year holding period.

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At the expiration of the relevant holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our Class A common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period only a number of shares of Class A common stock that does not exceed the greater of either of the following:

•

1% of the number of shares of our Class A common stock then outstanding, which will equal approximately    shares immediately after this offering, based on the number of shares of our Class A common stock outstanding after completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares); or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our Class A common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our Class A common stock after this offering.

Rule 701

In general, under Rule 701 promulgated under the Securities Act, any of our employees, directors, officers, consultants or advisors who acquired shares of capital stock from us in connection with a compensatory stock or option plan or other compensatory written agreement before the effective date of the registration statement of which this prospectus forms a part are, subject to applicable lock-up restrictions, eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate and was not our affiliate at any time during the preceding three months, the sale may be made subject only to the manner of sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with holding period requirements under Rule 144, but subject to the other Rule 144 restrictions described above.

Stock Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock issued or reserved for issuance under the 2026 Plan. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares of Class A common stock registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

We, all of our directors, executive officers, and holders of our common stock and securities exercisable for or convertible into shares of our common stock outstanding immediately prior to the completion of this offering

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have agreed, or will agree, with the underwriters that, until the 180th day after the date of this prospectus, subject to certain exceptions, we and they will not, without the prior written consent of     , (1) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock, (2) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by such holder or someone other than such holder), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of our common stock or other securities, in cash or otherwise, or (3) otherwise publicly announce any intention to engage in or cause any action or activity described in clauses (1) or (2) above. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting.” The representatives named above may, in their sole discretion, release all or any portion of the securities subject to these lock-up agreements. See the section entitled “Underwriting.”

Prior to the consummation of this offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to this offering described above.

Following the expiration of the lock-up period, and assuming that the representatives of the underwriters do not release any parties from the lockup, all of the shares of our Class A common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Registration Rights Agreement

We intend to enter into a Registration Rights Agreement with the Parent Entities in connection with this offering. The Registration Rights Agreement will provide the Parent Entities certain registration rights following our initial public offering and the expiration of the lock-up period, including that our Founder can require us to register under the Securities Act shares of Class A common stock (including shares issuable to the Parent Entities upon conversion of shares of Class B common stock). The Registration Rights Agreement will also provide for piggyback registration rights for the Parent Entities. See the section entitled “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Following the closing of this offering, the holders of approximately    shares of Class A common stock and    shares of Class B common stock, or their transferees, will have the right to require us to register the offer and sale of their shares, which we refer to as registration rights.

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MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax considerations relating thereto. The effects of other U.S. federal tax laws, such as estate tax laws, gift tax laws, and any applicable state, local or non-U.S. tax laws, are not discussed. This discussion is based on the Code, Treasury regulations promulgated or proposed thereunder (“Treasury Regulations”), judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case as in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to those discussed below regarding the tax consequences of the ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income, or the alternative minimum tax or the consequences to persons subject to special tax accounting rules as a result of any item of gross income with respect to common stock being taken into account in an applicable financial statement. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	“qualified foreign pension funds” (within the meaning of Section 897(l)(2) of the Code) and entities, all of the interests of which are held by qualified foreign pension funds; and

•	tax-qualified retirement plans.

If any entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of shares of our common stock.

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THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY, AND IS ONLY A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING. INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS THE TAX CONSIDERATIONS RELATED TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSIDERATIONS RELATED TO THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING AUTHORITY OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “United States person” nor a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes. A United States person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

Please refer to the section entitled “Dividend Policy” for a description of our expected dividend policy. If we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a nontaxable return of capital up to (and will reduce) a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess amounts generally will be treated as capital gain and will be treated as described below under “Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, backup withholding, and the Foreign Account Tax Compliance Act (“FATCA”), dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided that the Non-U.S. Holder will be required to furnish to the applicable withholding agent prior to the payment of dividends a valid IRS Form W-8BEN or W-8BEN-E (or other applicable or successor form) certifying that such Non-U.S. Holder is not a “United States person” as defined in the Code and qualifies for a reduced treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders are urged to consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption,

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or a successor form), certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will generally be subject to U.S. federal income tax on a net income basis at the regular graduated rates generally applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected dividends. Non-U.S. Holders are urged to consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussion below on backup withholding and FATCA, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

our common stock constitutes a United States real property interest (a “USRPI”), by reason of our status as a United States real property holding corporation (a “USRPHC”), for U.S. federal income tax purposes at any time within the shorter of (1) the five-year period preceding the Non-U.S. Holder’s disposition of our common stock and (2) the Non-U.S. Holder’s holding period for our common stock.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates generally applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected gain.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the sale or other taxable disposition, which may generally be offset by U.S. source capital losses of the Non-U.S. Holder for that taxable year (even though the individual is not considered a resident of the U.S.), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-USRPIs and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder has owned, actually and constructively, five percent or less of our common stock throughout the shorter of (1) the five-year period ending on the date of the sale or other taxable disposition and (2) the Non-U.S. Holder’s holding period. If we were to become a USRPHC and our common stock were not considered to be “regularly traded” on an established securities market during the calendar year in which the relevant sale or other taxable disposition by a Non-U.S. Holder occurred, such Non-U.S. Holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a sale or other taxable disposition of our common stock and a 15% withholding tax would apply to the gross proceeds from such disposition.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Non-U.S. Holders are urged to consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a United States person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI (or other applicable or successor form), or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person, or the Non-U.S. Holder otherwise establishes an exemption. If a Non-U.S. Holder does not provide the certification described above or the applicable withholding agent has actual knowledge or reason to know that such Non-U.S. Holder is a United States person, payments of dividends or of proceeds of the sale or other taxable disposition of our common stock may be subject to backup withholding at a rate currently equal to 24% of the gross proceeds of such dividend, sale, or other taxable disposition. Proceeds of a sale or other taxable disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have a specified relationship with the U.S. generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established or is organized.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the Non-U.S. Holder timely files the appropriate claim with the IRS and furnishes any required information to the IRS.

Non-U.S. Holders are urged to consult their tax advisors regarding information reporting and backup withholding.

Foreign Account Tax Compliance Act

Subject to the discussion below regarding the Proposed Regulations (defined below), withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each direct and indirect substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to noncompliant foreign financial institutions and certain other account holders.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Foreign financial institutions or branches thereof located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Although FATCA withholding could apply to gross proceeds on the disposition of our common stock, on December 13, 2018, the U.S. Department of the Treasury released proposed regulations (the “Proposed Regulations”) upon which taxpayers may rely pending the issuance of final regulations. The Proposed Regulations eliminate FATCA withholding on the gross proceeds from a sale or other disposition of our common stock, but there can be no assurance that the Proposed Regulations will be finalized in their present form.

Prospective investors are urged to consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

UNDERWRITING

We and the underwriters named below will enter into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, Barclays Capital Inc. and Jefferies LLC are acting as representatives of the underwriters.

Underwriter	Number of Shares
Goldman Sachs & Co. LLC
Barclays Capital Inc.
Jefferies LLC
Total

The underwriters will be committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters will have an option to buy up to an additional      shares of Class A common stock from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to      additional shares of our Class A common stock.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $  per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, all of our directors, executive officers, and holders of our common stock and securities exercisable for or convertible into shares of our common stock outstanding immediately prior to the completion of this offering have agreed, or will agree, with the underwriters that, until the 180th day after the date of this prospectus, subject to certain exceptions, we and they will not, without the prior written consent of     , (1) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock, (2) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by such holder or someone other than such holder), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of our common stock or other securities, in cash or otherwise, or (3) otherwise publicly announce any intention to

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

engage in or cause any action or activity described in clauses (1) or (2) above. See the section entitled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares of our Class A common stock. The initial public offering price was negotiated between us and the representative. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list our Class A common stock on the      under the symbol “      .”

In connection with the offering, the underwriters may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of Class A common stock. As a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the     , in the over-the-counter market, or otherwise.

We estimate that our offering expenses, excluding underwriting discounts and commissions, will be approximately     .

We will also agree to reimburse the underwriters for expenses in an amount not to exceed $   relating to any applicable state securities filings and to clearance of this offering with the Financial Industry Regulatory Authority. We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Following the closing of this offering, the holders of approximately    shares of Class A common stock and    shares of Class B common stock, or their transferees, have the right to require us to register the offer and sale of their shares, which we refer to as registration rights.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the Company and to persons and entities with relationships with the Company, for which they received or will receive customary fees and expenses. In addition, certain of the underwriters or their affiliates are lenders under our Credit Agreement and, as a result, may receive a portion of the net proceeds in connection with this offering.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell, or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps, and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities, and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color, or trading ideas and/or publish or express independent research views in respect of such assets, securities, or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities, and instruments.

Selling Restrictions

European Economic Area

In relation to each EEA Member State, each a “Relevant Member State,” no shares have been offered or will be offered pursuant to the offering to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of the shares shall require us and/or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offering contemplated hereby will be deemed to have represented, warranted and agreed to and with each of the underwriters and their affiliates and us that:

a)	it is a qualified investor within the meaning of the Prospectus Regulation; and

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

b)

in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 5 of the Prospectus Regulation, (i) the shares acquired by it in this offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Regulation, or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the Prospectus Regulation and the prior consent of the representatives has been given to the offer or resale; or (ii) where the shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Regulation as having been made to such persons.

We, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the representatives of such fact in writing may, with the prior consent of the representative, be permitted to acquire shares in this offering.

United Kingdom

This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with persons who are (i) persons having professional experience in matters relating to investments who fall within the definition of investment professionals in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the FPO; or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the FPO; (iii) outside the United Kingdom, or the UK; or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA) in connection with the issue or sale of any shares may otherwise lawfully be communicated or caused to be communicated, (all such persons together being referred to as “Relevant Persons”). The shares are only available in the UK to, and any invitation, offer or agreement to purchase or otherwise acquire the shares will be engaged in only with the Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the UK. Any person in the UK that is not a Relevant Person should not act or rely on this Prospectus or any of its contents.

No shares have been offered or will be offered pursuant to the offering to the public in the UK prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the UK at any time:

a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c)	in any other circumstances falling within Section 86 of the FSMA;

provided that no such offer of the shares shall require us and/or any underwriter or any of their affiliates to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Each person in the UK who acquires any shares in the offering or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with us, the underwriters, and their affiliates that it meets the criteria outlined in this section.

Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This offering document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

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This offering document contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering document is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth in this prospectus and has no responsibility for the offering document. The securities to which this offering document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this offering document you should consult an authorized financial advisor.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to, the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Class A common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, or our shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority and the offer of Class A common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Class A common stock.

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LEGAL MATTERS

The validity of the issuance of our Class A common stock offered in this prospectus will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of limited partnerships that are investors in one or more investment vehicles affiliated with Madison. Kirkland & Ellis LLP represents affiliates of Madison in connection with certain legal matters. The validity of the Class A common stock offered by this prospectus will be passed upon for the underwriters by Sullivan & Cromwell LLP, New York, New York.

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EXPERTS

The financial statement of Madison Air Solutions Corporation as of November 5, 2025 included in this prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Madison Industries IAQ Solutions Corporation as of December 31, 2024 and 2023 and for the years then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Research Products Corporation as of, and for the two years ended, December 31, 2024 included in this prospectus have been audited by RSM US LLP, independent auditors, as stated in the report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register our Class A common stock being offered by this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement and the attached exhibits. You will find additional information about us and our Class A common stock in the registration statement. References in this prospectus to any of our contracts, agreements, or other documents are not necessarily complete, and you should refer to the exhibits filed with the registration statement for copies of the actual contracts, agreements or documents. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the website of the SEC referred to above.

We also maintain a website at www.madisonair.com. Information contained in, or accessible through, our website is not a part of, or incorporated into, this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Madison Air Solutions Corporation

Opinion on the Financial Statement – Balance Sheet

We have audited the accompanying balance sheet of Madison Air Solutions Corporation (the “Company”) as of November 5, 2025, including the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of November 5, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statement that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the financial statement and (ii) involved our especially challenging, subjective, or complex judgments. We determined there are no critical audit matters.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

December 12, 2025

We have served as the Company’s auditor since 2025.

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Madison Air Solutions Corporation

Balance Sheet

November 5, 2025
Assets
Total assets	$—

Liabilities and shareholder’s equity
Total liabilities	$—

Shareholder’s equity:
Common stock, $0.0000001 par value per share, 500,000,000 shares authorized; 1,000 shares issued and outstanding	0.0
Subscription receivable	0.0
Additional paid-in capital	—

Total shareholder’s equity	$—

Total liabilities and shareholder’s equity	$—

(The accompanying notes are an integral part of this financial statement)

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Notes to the Balance Sheet

1. Organization

Madison Air Solutions Corporation (the “Corporation”) was formed as a Delaware corporation on November 5, 2025. The Corporation was formed for the purpose of completing a public offering and related transactions in order to carry on the business of Madison Industries IAQ Solutions Corporation and subsidiaries (the “Company”). The Corporation will be the sole manager of the Company and will operate and control all of the businesses and affairs of the Company and, through the Company, continue to conduct the business now conducted by the Company. The Corporation’s fiscal year end is December 31.

2. Summary of Significant Accounting Policies

Basis of Presentation

The balance sheet has been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) set by the Financial Accounting Standards Board (“FASB”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Separate statements of operations, comprehensive income, changes in shareholder’s equity and cash flows have not been presented in the financial statement because there have been no activities in this entity for the period presented.

3. Shareholder’s Equity

The Corporation is authorized to issue 500,000,000 shares of Class A Common Stock, par value $0.0000001 per share. On November 5, 2025, 1,000 shares of Class A Common Stock were issued for consideration of $0.0001. The purchase of shares was not cash funded; therefore, there is a subscription receivable on the balance sheet of $0.0001 classified as contra-equity.

4. Subsequent Events

We have evaluated subsequent events through December 12, 2025 which is the date the financial statement was available to be issued.

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Report of Independent Registered Public Accounting Firm

The change to the reportable segments that occurred in the third quarter of 2025, as described in Note 21 to the consolidated financial statements, has not been included in a set of financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) covering a period in which the change occurred. Once a set of U.S. GAAP financial statements that reflects the change in reportable segments is issued, we will be in a position to furnish the following report.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

December 12, 2025

“Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Madison Industries IAQ Solutions Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Madison Industries IAQ Solutions Corporation and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of income (loss), of comprehensive income (loss), of shareholder’s equity and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and

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(ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Discontinued operations – Sale of Nortek Global HVAC LLC and its subsidiary

As described in Notes 2 and 6 to the consolidated financial statements, on October 7, 2024, the Company completed the sale of Nortek Global HVAC LLC and its subsidiary (“NGH”). In the third quarter of 2024, the Company met the criteria to classify NGH as discontinued operations. As a result, the Company presented net income from discontinued operations, net of taxes, of $82.6 million for the year ended December 31, 2024.

The principal considerations for our determination that performing procedures relating to the discontinued operations for the sale of NGH is a critical audit matter are a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management’s assessment, classification, and disclosure of the discontinued operations.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) evaluating management’s assessment that the sale of NGH was a discontinued operation; (ii) testing the classification of amounts included in discontinued operations, including agreeing such amounts to the Company’s historical accounting records; and (iii) evaluating the sufficiency of the disclosures in the consolidated financial statements.

Chicago, Illinois

December 12, 2025, except for the change in composition of reportable segments described in Note 21 to the consolidated financial statements, as to which the date is

We have served as the Company’s auditor since 2019.”

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Consolidated Balance Sheets

(in millions, except share and per share data)	December 31,
	2024	2023
Assets
Cash and cash equivalents	$339.9	$287.1
Accounts receivable, net	386.9	337.9
Notes receivable from related parties (Note 17)	17.6	16.3
Inventories (Note 8)	293.3	282.0
Marketable securities	79.3	14.8
Prepaid expenses and other current assets	35.1	32.3
Current assets of discontinued operations (Note 6)	—	113.2

Total current assets	1,152.1	1,083.6

Property, plant and equipment, net (Note 9)	229.7	250.7
Goodwill (Note 7)	2,226.1	2,236.0
Other intangible assets, net (Note 7)	1,732.8	1,848.1
Other long-term assets	112.3	107.4
Long-term assets of discontinued operations (Note 6)	—	858.6

Total assets	$5,453.0	$6,384.4

Liabilities and shareholder’s equity
Accounts payable	$212.8	$169.4
Customer deposits and deferred revenue	77.1	57.1
Accrued expenses and other current liabilities (Note 11)	203.3	237.2
Current maturities of long-term debt (Note 12)	28.7	27.2
Current liabilities of discontinued operations (Note 6)	—	50.6

Total current liabilities	521.9	541.5

Long-term debt (Note 12)	4,103.4	4,114.1
Deferred income taxes (Note 10)	284.6	341.6
Other long-term liabilities	198.4	206.8
Long-term liabilities of discontinued operations (Note 6)	—	34.0

Total liabilities	5,108.3	5,238.0

Commitments and contingencies (Note 22)
Shareholder’s equity:
Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding at December 31, 2024 and 2023	—	—
Additional paid-in capital	125.1	940.9
Retained earnings	267.8	92.6
Accumulated other comprehensive income (loss)	(40.8)	(22.9)

Total shareholder’s equity	352.1	1,010.6

Noncontrolling interests	(7.4)	135.8
Total equity	344.7	1,146.4

Total liabilities and equity	$5,453.0	$6,384.4

The accompanying notes are an integral part of these consolidated financial statements.

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Consolidated Statements of Income (Loss)

	Year Ended December 31,
(in millions, except share and per share data)	2024	2023
Net sales	$2,624.7	$2,556.2
Cost of goods sold	1,647.5	1,648.1

Gross profit	977.2	908.1

Selling, general and administrative expenses	388.6	390.7
Restructuring expenses	10.7	17.1
Other operating expenses	102.1	98.6

Operating income	475.8	401.7

Interest and financing expenses	295.2	314.5
Other (income) expense	(8.6)	(1.0)

Income (loss) from continuing operations before income taxes	189.2	88.2

Income tax expense (benefit)	35.6	38.1

Income (loss) from continuing operations	153.6	50.1

Income (loss) from discontinued operations, net of taxes (Note 6)	82.6	26.4

Net income (loss)	236.2	76.5

Less: Net income (loss) attributable to noncontrolling interests	61.0	18.3

Net income (loss) attributable to the Company	$175.2	$58.2

Earnings (loss) per share attributable to the Company
Basic:
Continuing operations	$92,622	$31,864
Discontinued operations	82,603	26,388
Net income (loss)	175,225	58,152
Weighted average shares outstanding:
Basic	1,000	1,000

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

	Year Ended December 31,
(in millions)	2024	2023
Net income (loss)	$236.2	$76.5
Other comprehensive income (loss)
Foreign currency translation adjustment	(28.9)	5.7
Actuarial gain (loss) on pension plans (net of tax $0.5 in 2024 and $0.1 in 2023)	1.6	0.3
Gain (loss) on hedging instruments (net of tax $1.3 in 2024 and $(0.3) in 2023)	4.4	(0.9)
Gain on available-for-sale marketable securities (net of tax $0.2 in 2024 and $0.0 in 2023)	0.5	—

Total other comprehensive income (loss)	(22.4)	5.1

Comprehensive income (loss)	213.8	81.6
Less: Comprehensive income (loss) attributable to noncontrolling interests	56.4	19.0

Comprehensive income (loss) attributable to the Company	$157.4	$62.6

The accompanying notes are an integral part of these consolidated financial statements.

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Consolidated Statements of Shareholder’s Equity

(in millions, except share data)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholder’s Equity	Noncontrolling Interest	Total Equity
Balances at December 31, 2022	1,000	$—	$948.2	$34.4	$(27.3)	$955.3	$117.6	$1,072.9
Distributions	—	—	(3.0)	—	—	(3.0)	—	(3.0)
Contributions from noncontrolling interest	—	—	0.8	—	—	0.8	0.3	1.1
Repurchases of noncontrolling interests	—	—	(5.1)	—	—	(5.1)	(1.1)	(6.2)
Net income (loss)	—	—	—	58.2	—	58.2	18.3	76.5
Other comprehensive income (loss), net of tax of $(0.2)	—	—	—	—	4.4	4.4	0.7	5.1

Balances at December 31, 2023	1,000	—	940.9	92.6	(22.9)	1,010.6	135.8	1,146.4

Distributions	—	—	(797.6)	—	—	(797.6)	(197.5)	(995.1)
Contributions from noncontrolling interest	—	—	0.7	—	—	0.7	1.1	1.8
Repurchases of noncontrolling interests	—	—	(18.9)	—	(0.1)	(19.0)	(3.2)	(22.2)
Net income (loss)	—	—	—	175.2	—	175.2	61.0	236.2
Other comprehensive income (loss), net of tax of $2.0	—	—	—	—	(17.8)	(17.8)	(4.6)	(22.4)

Balances at December 31, 2024	1,000	$—	$125.1	$267.8	$(40.8)	$352.1	$(7.4)	$344.7

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

	Year Ended December 31,
(in millions)	2024	2023
Net income (loss)	$236.2	$76.5
Net (income) loss from discontinued operations	(82.6)	(26.4)
Adjustments to reconcile net income to net cash flows from operating activities
Depreciation and amortization	140.8	148.2
Deferred income taxes	(57.6)	(48.7)
Equity appreciation rights	(11.5)	6.0
Non-cash interest expense	17.8	18.3
Remeasurement of contingent consideration	—	(1.9)
(Gain) loss on disposal of property, plant and equipment	1.0	(0.6)
(Gain) loss on foreign exchange	(2.9)	—
(Gain) loss on available-for-sale marketable securities	(3.1)	—
Other	1.0	0.7

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	Year Ended December 31,
(in millions)	2024	2023
Changes in assets and liabilities, net of divestiture
Accounts receivable	(55.8)	(23.8)
Inventories	(16.2)	67.8
Accounts payable and accrued expenses	72.0	14.0
Other assets and liabilities	(18.7)	7.4

Net cash flows provided by operating activities - continuing operations	220.4	237.5

Net cash flows (used in) provided by operating activities - discontinued operations	(202.5)	50.6

Net cash flows provided by operating activities	17.9	288.1

Purchase of property, plant and equipment	(28.2)	(26.1)
Proceeds from disposal of property, plant and equipment	6.5	8.9
Purchases of available-for-sale marketable securities	(210.7)	(14.8)
Proceeds from sale of available-for-sale marketable securities	150.0	—

Net cash flows used in investing activities - continuing operations	(82.4)	(32.0)

Net cash flows provided by (used in) investing activities - discontinued operations	1,144.8	(3.5)

Net cash flows provided by (used in) investing activities	1,062.4	(35.5)

Debt principal payments	(26.0)	(26.9)
Distributions to Parent	(797.6)	(3.0)
Distributions to and repurchases of noncontrolling interests	(219.7)	(6.2)
Payments on contingent and deferred acquisition consideration	—	(3.3)
Contributions from noncontrolling interests	1.8	1.1
Payment of financing fees	(1.1)	—
Net proceeds (payments) on finance leases	(1.8)	(1.7)

Net cash flows used in financing activities - continuing operations	(1,044.4)	(40.0)

Net cash flows used in financing activities - discontinued operations	(0.6)	(0.8)

Net cash flows used in financing activities	(1,045.0)	(40.8)

Effect of exchange rate changes on cash	(2.8)	1.7

Net change in cash and cash equivalents	32.5	213.5

Cash and cash equivalents at beginning of period	307.4	93.9
Cash and cash equivalents at end of period	339.9	307.4
Less cash and cash equivalents of discontinued operations at end of period	—	20.3

Cash and cash equivalents of continuing operations at end of period	$339.9	$287.1

Supplemental cash flow disclosures:
Cash paid for interest	$292.9	$252.2
Cash paid for income taxes	289.9	104.1

The accompanying notes are an integral part of these consolidated financial statements.

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Notes to the Consolidated Financial Statements

(in millions, except share and per share data or otherwise noted)

Note 1. Introduction

Nature of Operations

Madison Industries IAQ Solutions Corporation (the “Company”) is a global manufacturer of indoor air quality products and solutions focused on making the world safer, healthier and more productive. The Company’s portfolio includes brands such as Reznor, AprilAire, Big Ass Fans, Nortek Air Solutions and, Roberts-Gordon, that offer industry leading heating, air filtration and purification, air movement and air conditioning (“HVAC”) solutions. The Company also provides related services such as, custom design, installation, repair and maintenance. The Company’s operations are classified into two reportable segments: Commercial and Residential. The Company is wholly owned by Madison Industries US Holdings Corporation, which is an indirect subsidiary of Madison Industries Holdings LLC (“Parent”). Parent’s other businesses are not included in these consolidated financial statements.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Financial Statement Presentation

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”) which requires the use of management’s estimates.

The results of operations and cash flows of all discontinued operations have been separately reported as discontinued operations for all periods presented. We present businesses whose disposal represents a strategic shift that has, or will have, a major effect on our operations and financial results as discontinued operations when the components meet the criteria for held for sale or are sold.

The consolidated financial statements include the results of the Company and its majority-owned subsidiaries. The minority shareholders’ interest in majority-owned subsidiaries is reflected as noncontrolling interest. All intercompany balances and transactions have been eliminated in the consolidated financial statements.

Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

Some of our non-U.S. operations have a functional currency other than the U.S. dollar, and their results are translated into U.S. dollars for reporting purposes. Assets and liabilities of foreign operations are translated at the rate of exchange in effect on the balance sheet date. Income and expenses are translated at the weighted average rate of exchange during the year. The related translation adjustments are reflected in accumulated other comprehensive income (loss) in the shareholder’s equity section of the consolidated balance sheets. Certain intercompany loans exist between subsidiaries of the Company. To the extent these loans are not denominated in the functional currency of the respective subsidiaries, the intercompany loans are translated at the rate of exchange in effect on the balance sheet date and the noncash translation adjustments are reflected in other (income) expense in the consolidated statements of income (loss).

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and short-term cash investments that are highly liquid in nature and have original maturities of three months or less. The balances held at financial

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Notes to the Consolidated Financial Statements

(in millions, except share and per share data or otherwise noted)

institutions may at times exceed insured limits. Management periodically evaluates the credit-worthiness of those institutions where balances are in excess of insured limits and has not experienced any losses on such deposits.

Marketable Securities

The Company has U.S. Treasury debt securities with original maturities greater than three months and less than one year which are classified as available-for-sale. These available-for-sale (“AFS”) securities are recorded at fair value, with the portion of the unrealized gain (loss) that is not credit-related included as a component of accumulated other comprehensive income (loss) in shareholder’s equity, until realized.

The Company monitors the available-for-sale securities for impairment regularly. In the event that the carrying value of a debt security exceeds its fair value, the Company evaluates whether any impairment is a result of credit loss or other factors. For impairments resulting from credit losses, an allowance for credit losses is recorded for the difference between the fair value and amortized cost basis with the offsetting entry to net income. For declines in fair value that are considered temporary and not related to credit losses the impact of changes in fair value is recorded through other comprehensive income. There were no impairments on AFS securities during 2024 and 2023.

Accounts Receivable

Substantially all sales are made on credit to customers located throughout the world. Accounts receivable are stated at original invoice amounts less an estimate made for credit losses, returns, discounts, rebates and other customer allowances. Accounts receivable acquired as part of a business combination are recorded at fair value. The Company determines an allowance for credit losses for the current expected credit losses inherent over the expected life. The allowance for credit losses is a valuation account deducted from the amortized cost basis to present the net carrying value at the amount expected to be collected. Each period, the allowance for credit losses is adjusted through earnings to reflect expected credit losses over the remaining lives of the assets. The Company estimates expected credit losses based on historical experience, current and projected economic conditions, and reasonable and supportable forecasts that affect the collectability.

The change in allowance for credit losses is as follows:

	For the year ended December 31,
	2024	2023
Beginning balance	$3.2	$4.1
Provisions charged to expense (a)	2.4	0.1
Write offs and recoveries	(1.0)	(0.9)
Foreign exchange and other (b)	(0.1)	(0.1)

Ending balance	$4.5	$3.2

(a)	Included in selling, general and administrative expenses in the consolidated income statement.
(b)	Includes immaterial amounts attributable to foreign currency translations.

Inventories

Inventories are stated at the lower of cost or net realizable value with cost generally determined on the first in, first out (“FIFO”) method or at fair value when part of a business acquisition. Management determines the allowance for excess and obsolete inventory by evaluating inventory levels and customer demand. Inventory reserves were $26.3 and $26.1 as of December 31, 2024 and 2023, respectively.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Notes to the Consolidated Financial Statements

(in millions, except share and per share data or otherwise noted)

Leases

The Company evaluates whether our contractual arrangements contain leases at the inception of such arrangements, which includes determining if we can control the underlying asset or have the right to obtain substantially all the economic benefits or outputs from the asset. At lease commencement, the Company records a lease liability and corresponding right-of-use (“ROU”) asset. Options to extend or terminate the lease are only included in the lease term when it is reasonably certain the Company will exercise the option. The Company accounts for lease and non-lease components as a single lease component. As the Company’s leases generally do not have a readily determinable implicit rate, the Company uses its incremental borrowing rate in determining the present value of our lease liability, adjusted for lease term and geography, to determine the present value of fixed lease payments based on information available at the lease commencement date. For leases with an initial term of 12 months or less, a lease liability or ROU asset is not recognized and lease expense is recognized on a straight-line basis over the lease term.

Property, Plant and Equipment

Property, plant and equipment are recorded at original cost or at fair value when part of a business acquisition. Major improvements that extend the useful life of the asset are capitalized. When assets are retired or sold, their costs and related accumulated depreciation are removed from the accounts and the resulting gains or losses are included in other (income) expense on the consolidated statements of income (loss). Depreciation is computed using the straight-line method over the following estimated useful lives:

Years
Buildings and improvements	10 - 40
Machinery and equipment	3 - 10

Leasehold improvements are depreciated over the lesser of the remaining useful life of the asset or the term of the lease. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred.

Goodwill and Other Intangible Assets

Goodwill represents the excess of purchase price over the fair value of the identifiable tangible and intangible net assets acquired in a business combination. Goodwill and other indefinite-lived assets are tested and reviewed for impairment in the fourth quarter of each fiscal year or whenever there is a material change in events or circumstances that indicate that the fair value of the asset is more likely than not less than the carrying amount of the asset.

Impairment of goodwill is assessed at the reporting unit level and begins with a qualitative assessment to determine if it is more likely than not the fair value of a reporting unit to which goodwill has been assigned is less than its carrying value. If the Company concludes based on the qualitative assessment that it is more likely than not that the fair value of a reporting unit is less than its carrying value, a quantitative assessment of the reporting unit’s carrying value compared to its fair value is performed. The fair value of the reporting unit is determined using a discounted cash flow approach dependent on a number of significant management assumptions including estimates of operating results, capital expenditures, net working capital requirements, discount rates and terminal value assumptions. Changes to those assumptions could materially impact our financial position or results of operations if actual results differ from such estimates and assumptions. To address this uncertainty, we perform sensitivity analyses on key estimates and assumptions. If the estimated fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is not impaired. To the extent that the

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Notes to the Consolidated Financial Statements

(in millions, except share and per share data or otherwise noted)

carrying amount of the reporting unit exceeds its estimated fair value, an impairment loss will be recognized for the amount the reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill in that reporting unit.

Intangible assets such as customer relationships, technology assets, patents, and backlog and other intangible assets with finite useful lives are amortized based on the pattern in which the economic benefits of the intangible asset are consumed. If a pattern of economic benefit cannot be reliably determined or if straight-line amortization approximates the pattern of economic benefit, a straight-line amortization may be used. The range of useful lives approximate the following:

Years
Customer relationships	7 - 20
Technology assets	5 - 12
Patents	10
Backlogs and other	1 - 14

The Company assesses the recoverability of the carrying amount of its intangible assets with finite useful lives whenever events or circumstances indicate that the carrying amount of the asset group may not be recoverable. Determining whether an impairment loss has occurred requires the use of an internal forecast to estimate future cash flows, and the useful life over which these cash flows will occur, discounted at an appropriate discount rate. If the undiscounted cash flows are less than the carrying amount of the asset group, an impairment loss is recognized for the amount by which the carrying value of the asset group exceeds the fair value of the asset group, not to exceed the carrying amount of the intangible asset.

Revenue Recognition

The Company accounts for revenue in accordance with ASC 606: Revenue from Contracts with Customers. Revenue is recognized when control of a good or service promised in a contract (i.e., performance obligation) is transferred to a customer. Control is transferred when a customer has the ability to direct the use of and obtain substantially all of the remaining benefits from that good or service. The majority of the Company’s revenue is recognized at a point-in-time as control is transferred at a distinct point in time per the terms of a contract. However, a portion of the Company’s revenue is recognized over-time. For these arrangements, the cost-to-cost input method is used as it best depicts the transfer of control to the customer that occurs as the Company incurs costs.

For the years ended December 31, 2024 and 2023, there were no individually significant customers with revenues exceeding 10% of total revenues. See Note 3 for additional disclosures related to revenue recognition.

Shipping and Handling

Shipping and handling costs related to freight and distribution expenses for delivery directly to customers are recorded in cost of goods sold and totaled $87.0 and $92.8 for the years ended December 31, 2024 and 2023, respectively.

Research and Development

Research and development costs are expensed as incurred and recorded in selling, general, and administrative expenses. Total research and development costs were $49.7 and $46.1 for the years ended December 31, 2024 and 2023, respectively.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Notes to the Consolidated Financial Statements

(in millions, except share and per share data or otherwise noted)

Income Taxes

In the U.S., the Company files income taxes as part of a consolidated return with its Parent and income taxes paid are treated as distributions to Parent. The accompanying consolidated financial statements are prepared on a separate return basis reflecting the Company on a stand-alone basis. Non-U.S. subsidiaries pay income taxes in their respective countries and accordingly foreign income taxes related to their income are also recorded in the consolidated financial statements.

The Company accounts for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities using enacted rates expected to apply to taxable income in the years in which those differences are expected to reverse. The Company recognizes future tax benefits to the extent that realizing these benefits is considered, in its judgment, more likely than not. The Company reviews the realizability of its deferred tax assets in each jurisdiction of operation. A valuation allowance is recorded in a particular jurisdiction if it is more likely than not that all or a portion of the deferred tax assets will not be realized.

The Company recognizes the financial statement benefit of a tax position only after determining that it is more likely than not that the position would be sustained. For tax positions meeting the more likely than not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. When applicable, interest and penalties are calculated based on guidance from the relevant tax authority and recorded in the consolidated financial statements.

Derivative Financial Instruments

The Company enters into commodity futures, foreign currency forward contracts, and interest rate swaps. Commodity futures are intended and effective as hedges of market price risk associated with the anticipated purchase of certain raw materials (primarily steel). Foreign currency forward contracts are intended and are effective as hedges of the Company’s exposure to the variability of cash flows, primarily related to foreign exchange rate changes of products manufactured in countries abroad and sold in the United States. Interest rate swaps are intended and effective as hedges of market changes in interest rates associated with floating rate debt. The Company does not engage in trading or other speculative use of derivative instruments.

The Company recognizes all derivative instruments as assets and liabilities at fair value. The company uses either hedge accounting or mark-to-market accounting for its derivative instruments. Derivatives that qualify for hedge accounting are designated as cash flow hedges by formally documenting the hedge relationships, including identification of the hedging instruments, the hedged items and other critical terms as well as the Company’s risk management objectives and strategies for undertaking the hedge transaction. As of December 31, 2024 and 2023, all derivative instruments are accounted for using hedge accounting. See Note 13 for additional information about derivative financial instruments.

Distributions

Distributions are recorded in additional paid in capital within shareholder’s equity and relate to return of capital to an affiliate as well as the difference between current income tax expense recorded on a separate return basis and payments made to Parent to reimburse Parent for income taxes paid on the Company’s behalf. For the years ended December 31, 2024 and 2023, the Company paid tax distributions to the Parent of $259.5 and $74.7, respectively. Distributions paid to Parent during 2024 included $188.7 for income taxes resulting from the divestiture of Nortek Global HVAC LLC and its subsidiary (“NGH”). See Note 6 for additional information on

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Notes to the Consolidated Financial Statements

(in millions, except share and per share data or otherwise noted)

discontinued operations. For the year ended December 31, 2024, distributions included $1,000 from the proceeds of the NGH divestiture of which $197.5 was distributed to noncontrolling interest offset by the impact of the tax provision of $4.9. For the year ended December 31, 2023, distributions included the impact of the tax provision of $3.0.

All intercompany transactions with the Parent effected through equity in the accompanying consolidated financial statements have been considered cash receipts and payment for purposes of the Company and are reflected in the financing activities in the consolidated statements of cash flows.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires public entities to disclose information about their reportable segments’ significant expenses on an interim and annual basis. In addition, the amendments clarify circumstances in which an entity can disclose multiple segment measures of profit and loss, provide new segment disclosure requirements for entities with a single reportable segment and contains other disclosure requirements. The Company adopted ASU 2023-07 on January 1, 2024 and have reflected the standard within its notes to the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which requires public entities to disclose disaggregated information about their effective tax rate reconciliation as well as information on income taxes paid. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently assessing the impact of this ASU on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (DISE) (“ASU 2024-03”), which requires public entities to disclose disaggregated information about expenses by nature on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently assessing the impact of this ASU on its consolidated financial statements.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments provide for a practical expedient and accounting policy election in measuring credit losses for accounts receivable and current contract losses arising from transactions accounted for under ASC Topic 606, Revenue Recognition. The ASU is effective for fiscal years beginning after December 1, 2025 and interim periods within those periods, with early adoption permitted. We are currently evaluating the impact that this guidance will have on the financial position and results of operations within our consolidated financial statements.

Note 3. Revenue Recognition

Revenue is recognized at a point-in-time or over time when performance obligations are satisfied. When revenue is recognized at a point-in-time, control generally transfers at time of shipment. Revenues are recognized over time if the customer simultaneously receives control as the Company performs work under a contract, if the customer controls the asset as it is being produced, or if the product produced for the customer has no alternative use and the Company has a contractual right to payment with a reasonable profit margin. Revenue recognized over time solely related to our Commercial segment. Revenue is measured based on the amount of consideration the Company expects to receive, reduced for estimates for return allowances, discounts and rebates. Product returns, customer allowances and rebates are estimated based on contractual obligations, historical experience

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Notes to the Consolidated Financial Statements

(in millions, except share and per share data or otherwise noted)

and known trends. Revenues also exclude any impacts from value-added taxes, sales tax and other taxes where the Company is a pass-through conduit for collecting and remitting such taxes to governmental authorities. Taxes collected are included in accrued expenses and other current liabilities until the taxes are remitted to the appropriate taxing authorities. Payment terms vary by customer and the time between invoicing and due date is typically not significant.

Customer sales disaggregated by the timing of transfer are as follows:

	Year Ended December 31,
	2024	2023
Products transferred at a point in time	$2,517.7	$2,409.2
Products transferred over time	107.0	147.0

Net Sales	$2,624.7	$2,556.2

The transaction prices for long-term contracts are primarily fixed; however, transaction prices may include variable consideration, which includes, for example increases or decreases to the transaction price for change orders. Change orders which modify the scope of terms of an original contract are included in the transaction price once approved, the recovery amount is probable and the amount can be reliably estimated. As of December 31, 2024, the aggregate amount of the transaction prices allocated to the remaining performance obligations was $33.5, and the Company will recognize this revenue when equipment is delivered or installation service is completed, which is expected to occur over the next 12 to 36 months. Future contact modifications could effect the timing and the amount of the remaining performance obligations. The aggregate transaction price allocated to unsatisfied (or partially unsatisfied) performance obligations excludes the value of remaining performance obligations for service contracts with an original expected duration of one year or less and contracts that are cancellable without penalty consistent with the transaction price.

The timing of revenue recognition, billings and cash collections results in contract assets and contract liabilities. Contract assets relate to the conditional right to consideration for any completed performance under a contract when costs are incurred in excess of billings. Contract liabilities relate to payments received in advance of performance under a contract or when the Company has a right to consideration that is conditioned upon transfer of good or service to the customer. Contract liabilities are recognized as revenue as (or when) the Company performs under the contract. The Company does not capitalize costs to obtain a contract as these amounts would generally be recognized over a period less than one year and are not material.

Total contract assets and liabilities consisted of the following:

	As of December 31,
	2024	2023
Contract assets, current (included in accounts receivable, net)	$27.6	$30.6
Contract liabilities, current (included in customer deposits and deferred revenue)	77.1	57.1

Net contract assets (liabilities)	$(49.5)	$(26.5)

The Company recognized revenue of $47.1 and $43.9 for the year ended December 31, 2024 and 2023, respectively, that was related to contract liabilities as of December 31, 2023 and 2022, respectively. The Company expects a majority of its contract liabilities at the end of the period to be recognized as revenue over the next 12 months.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Notes to the Consolidated Financial Statements

(in millions, except share and per share data or otherwise noted)

Note 4. Fair Value of Financial Instruments

ASC 820, Fair Value (“ASC 820”), defines fair value as the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. ASC 820 also establishes a three-level valuation hierarchy based on the transparency of inputs utilized in the measurement and valuation of financial assets or liabilities. Level 1 inputs include quoted prices for identical instruments and are most observable. Level 2 inputs include quoted prices for similar assets and observable inputs such as interest rates, foreign currency exchange rates, commodity rates and yield curves. Level 3 inputs are not observable in the market and include management’s own judgments about the assumption market participants would use in pricing the asset or liability. The use of observable and unobservable inputs is reflected in the hierarchy assessment disclosed below.

The following table presents information about certain financial assets that are required to be measured at fair value on a recurring basis based on the guidance:

	December 31, 2024
Asset Class	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$339.9	$339.9	$—	$—
Marketable securities (a)	79.3	79.3	—	—
Interest rate swaps	6.9	—	6.9	—
Foreign currency derivatives	(2.0)	—	(2.0)	—

Total	$424.1	$419.2	$4.9	$—

	December 31, 2023
Asset Class	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$287.1	$287.1	$—	$—
Marketable securities (a)	14.8	14.8	—	—
Interest rate swaps	—	—	—	—
Foreign currency derivatives	—	—	—	—

Total	$301.9	$301.9	$—	$—

(a)

As of December 31, 2024 and 2023 the amortized cost basis was $78.5 and $14.8, respectively. Unrealized gains were $0.8 as of December 31, 2024. There were no unrealized gain as of December 31, 2023 and no unrealized losses as of December 31, 2024 and 2023, respectively.

Note 5. Business Restructuring

The Company incurs costs associated with restructuring programs as part of our business strategy to improve long-term results through productivity improvements, workforce reductions and consolidation of facilities. The following table is inclusive of all restructuring charges.

Restructuring Expenses	2024	2023
Workforce reductions	1.8	9.7
Facility related costs	8.9	7.4

Total restructuring expenses	$10.7	$17.1

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Notes to the Consolidated Financial Statements

(in millions, except share and per share data or otherwise noted)

The following table summarizes changes in the restructuring liability. As of December 31, 2024 a majority of the liability represents short term obligation expected to be paid within 12 months and are included in accrued expenses and other current liabilities on the balance sheet.

Restructuring Liabilities	2024	2023
Balance at January 1	4.7	3.0
Incurred cost	10.7	17.1
Payments and settlements	(13.8)	(14.5)
Other	(0.1)	(0.9)

Balance at December 31	$1.5	$4.7

Note 6. Discontinued Operations

In the third quarter of 2024, the Company met the criteria to classify NGH as discontinued operations. On October 7, 2024, the Company completed the sale of NGH generating pre-tax net proceeds from divestiture of $1,147.8. The gain on sale of $259.7, net of transaction costs of $18.6, was recognized in discontinued operations within the consolidated statements of income (loss). Proceeds of $1,000.0 were distributed to Parent and non controlling interests subsequent to the transaction. The Company classified the results of operations and cash flows of NGH as discontinued operations in the consolidated statements of income (loss) and consolidated statements of cash flows for all periods presented. Additionally, the related assets and liabilities associated with the discontinued operations in the prior year consolidated balance sheet are reclassified as discontinued operations.

The Company and NGH entered into a Transition Services Agreement and Reverse Transition Services Agreement, pursuant to which the two entities will provide certain services to each other during the post-closing period. The terms of the services range from 3 to 15 months. The net cash exchanged as a result of these services was immaterial during the year end December 31, 2024.

The following table discloses the results of operations of the businesses reported as discontinued operations for the years ended December 31, 2024 and 2023:

	2024	2023
Net sales	$221.4	$337.4
Cost of goods sold	159.2	241.0

Gross profit	62.2	96.4

Operating expenses
Selling, general and administrative expenses	28.4	39.2
Restructuring expenses	1.0	0.1
Other operating expenses	29.8	13.5
Gain on divestiture before income taxes	(278.3)	—

Total operating expenses	(219.1)	52.8

Operating income	281.3	43.6
Interest and financing expenses	—	0.2
Other (income) expense	—	0.1

Income (loss) from discontinued before income taxes	281.3	43.3

Income tax expense (benefit)	10.0	16.9
Income tax expense (benefit) on divestiture	188.7	—

Net income (loss) from discontinued operations, net of taxes	$82.6	$26.4

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Notes to the Consolidated Financial Statements

(in millions, except share and per share data or otherwise noted)

There were no assets and liabilities recorded as discontinued operations as of December 31, 2024. The following table reflects the summary of assets and liabilities of discontinued operations as of December 31, 2023:

December 31, 2023
Cash and cash equivalents	$20.3
Accounts receivable	44.0
Inventories	46.0
Prepaid expenses and other current assets	2.9

Current assets of discontinued operations	113.2

Property, plant and equipment, net	38.1
Goodwill	509.6
Other intangible assets, net	289.7
Other long-term assets	21.2

Long-term assets of discontinued operations	858.6

Assets of discontinued operations	971.8

Accounts payable	25.5
Accrued expenses and other current liabilities	24.4
Current maturities of long-term debt	0.7

Current liabilities of discontinued operations	50.6

Long-term debt	1.1
Other long-term liabilities	32.9

Long-term liabilities of discontinued operations	34.0

Liabilities of discontinued operations	$84.6

Note 7. Goodwill and Other Intangible Assets

The change in the carrying amount of goodwill for the year ended December 31, 2024 is as follows:

Goodwill
Balance at December 31, 2023	$2,236.0
Foreign currency translation	(9.9)

Balance at December 31, 2024	$2,226.1

Deferred acquisition consideration of $1.2 is recorded as of December 31, 2024 in accrued expenses and other current liabilities. No payments of contingent and deferred acquisition consideration were made during the year ended December 31, 2024.

Deferred acquisition consideration of $1.2 is recorded as of December 31, 2023 in accrued expenses and other current liabilities. $3.3 of payments of contingent and deferred acquisition consideration were made during the year ended December 31, 2023.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Notes to the Consolidated Financial Statements

(in millions, except share and per share data or otherwise noted)

The following table provides the gross carrying amounts and accumulated amortization for other intangible assets subject to amortization at December 31, 2024 and 2023:

	Trademarks	Customer Relationships	Technology	Patents	Backlog and Other	Total
Gross carrying amount	$869.6	$986.0	$240.5	$16.0	$97.1	$2,209.2
Accumulated amortization	—	(269.4)	(103.0)	(10.7)	(93.3)	(476.4)

Balances at December 31, 2024	$869.6	$716.6	$137.5	$5.3	$3.8	$1,732.8

Gross carrying amount	$876.4	$994.4	$242.2	$16.0	$97.9	$2,226.9
Accumulated amortization	—	(202.9)	(74.0)	(9.1)	(92.8)	(378.8)

Balances at December 31, 2023	$876.4	$791.5	$168.2	$6.9	$5.1	$1,848.1

	Year Ended December 31,
	2024	2023
Amortization of intangibles included in cost of goods sold	$29.7	$29.7
Amortization of intangibles included in other operating expenses	71.3	75.2

Total amortization	$101.0	$104.9

As of December 31, 2024, future amortization expense for the next five years is expected to be the following:

2025	$102.0
2026	99.7
2027	93.9
2028	85.3
2029	79.7

The Company performed a qualitative assessment of goodwill and indefinite-lived intangible assets for impairment in the fourth quarter as part of its annual assessment. The test did not indicate any impairment.

Note 8. Inventories

Inventories consisted of the following:

	Year Ended December 31,
	2024	2023
Raw materials	$141.5	$145.9
Work in process	28.7	25.6
Finished goods	123.1	110.5

Inventories	$293.3	$282.0

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Notes to the Consolidated Financial Statements

(in millions, except share and per share data or otherwise noted)

Note 9. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	December 31,
	2024	2023
Land	$15.7	$16.3
Buildings and improvements	104.3	102.8
Machinery and equipment	235.6	227.3
Right-of-use assets - finance leases	7.5	6.6
Construction in progress	12.1	14.4

Total property, plant and equipment	375.2	367.4

Less: Accumulated depreciation	(145.5)	(116.7)

Net property, plant and equipment	$229.7	$250.7

For the years ended December 31, 2024 and 2023, depreciation expense totaled $39.8 and $43.3, respectively. In April 2023, the Company sold land and buildings associated with a previously used manufacturing facility for $8.3, resulting in a gain on sale of $1.2 which is included in other (income) expense on the consolidated statements of income (loss).

Note 10. Income Taxes

Income (loss) from continuing operations before income tax expense (benefit) consisted of the following:

	Year Ended December 31,
	2024	2023
U.S.	$95.4	$12.1
Foreign	93.8	76.1

Total	$189.2	$88.2

Income tax expense (benefit) for continuing operations consisted of the following:

	Year Ended December 31,
	2024	2023
U.S. federal	$47.5	$45.7
U.S. state and local	8.4	12.4
Foreign	37.3	28.7

Total current income tax expense (benefit)	93.2	86.8

U.S. federal	(34.6)	(50.8)
U.S. state and local	(8.6)	5.9
Foreign	(14.4)	(3.8)

Total deferred income tax expense (benefit)	(57.6)	(48.7)

Total income tax expense (benefit)	$35.6	$38.1

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Notes to the Consolidated Financial Statements

(in millions, except share and per share data or otherwise noted)

The following is a reconciliation of the US federal statutory tax to actual income tax expense (benefit):

	Year Ended December 31,
	2024		2023
	$	%	$	%
U.S. federal statutory income tax	$39.7	21.0%	$18.5	21.0%
Business tax credits (a)	(4.5)	(2.4)	(1.8)	(2.0)
Foreign-derived intangible income deduction	(1.2)	(0.6)	(3.7)	(4.2)
Domestic state and local income taxes, net of federal effect	2.5	1.3	15.0	17.0
Withholding taxes paid or accrued	2.6	1.4	4.4	5.0
Valuation allowance	(0.1)	(0.1)	(1.1)	(1.2)
Tax on non-US activities	2.9	1.5	5.9	6.7
Other income tax items	0.9	0.5	1.6	1.8
Change in unrecognized income tax benefits	(7.2)	(3.8)	(0.7)	(0.9)

Total income tax expense from continuing operations	$35.6	18.8%	$38.1	43.2%

(a)	Primarily related to tax credits for research performed in the U.S.

As a result of the 2017 Tax Act, all unremitted foreign earnings have been taxed through December 31, 2017, and future foreign earnings generally qualify for a 100% exemption from U.S. taxation upon repatriation to the U.S. The Company does not consider foreign unremitted earnings to be indefinitely reinvested. The Company evaluated whether unremitted foreign earnings are subject to local withholding and distribution taxes and recorded a deferred income tax liability of $2.3 of foreign withholding taxes as of December 31, 2024. The Company considers all other outside basis differences relating to foreign subsidiaries to be indefinitely reinvested and has not estimated the unrecorded deferred income taxes as it is not practicable due to complexities of the hypothetical calculation.

Significant components of the deferred income tax assets and liabilities were as follows:

	December 31, 2024	December 31, 2023
Deferred income tax assets
Disallowed business interest	$52.9	$97.1
Capitalized research and development	32.6	21.3
Right-of-use assets	28.1	34.0
Net operating loss and other carryforwards	30.7	28.3
Reserves and accruals	28.3	31.3
Equity appreciation rights	15.0	14.6
Inventory	10.8	7.4
Property, plant and equipment	0.5	1.2
Other	8.9	3.2

Total gross deferred income tax assets	207.8	238.4

Valuation allowance	(34.4)	(29.7)

Net deferred income tax assets	$173.4	$208.7

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Notes to the Consolidated Financial Statements

(in millions, except share and per share data or otherwise noted)

	December 31, 2024	December 31, 2023
Deferred income tax liabilities
Intangibles	$(395.8)	$(429.6)
Investment in partnership	—	(48.8)
Right-of-use liabilities	(27.1)	(33.1)
Property, plant and equipment	(27.3)	(30.4)
Other	(4.9)	(7.6)

Total gross deferred income tax liabilities	(455.1)	(549.5)

Net deferred income tax liabilities	$(281.7)	$(340.8)

As of December 31, 2024, the Company recorded deferred income tax assets for foreign and state net operating loss carryforwards and other tax credit carryforwards of $17.4, $4.9, and $8.4 respectively. Of those deferred income tax assets, $16.0 expire on or before December 31, 2044 and $14.7 may be carried over indefinitely. As of December 31, 2024, the Company recorded valuation allowances of $34.4 primarily related to these deferred income tax assets.

Unrecognized income tax benefits consisted of the following:

	December 31, 2024	December 31, 2023
Unrecognized income tax benefits - January 1	$12.7	$7.8
Gross increases- tax positions in prior periods	1.3	3.2
Gross increases- current period tax position	0.3	2.8
Gross decreases- tax positions in prior periods	(2.2)	(0.1)
Settlements	(4.3)	—
Expiration of prior year positions	(4.2)	(1.0)

Unrecognized income tax benefits- December 31	$3.6	$12.7

As of December 31, 2024 and 2023, the total amount of unrecognized income tax benefits include $3.3 and $11.0, respectively, that would affect the effective tax rate, if recognized. The Company includes interest and penalties related to unrecognized income tax benefits within the provision for income taxes. As of December 31, 2024 and 2023, the Company had accrued $1.2 and $1.3, respectively, for interest and $0.2 and $1.9 for penalties, respectively.

As of December 31, 2024, the tax years 2018 through 2024 generally remain open to audit in the U.S. and foreign locations.

The Organization for Economic Co-operation and Development issued Pillar Two model rules for a global minimum tax of 15% effective January 1, 2024. While it is uncertain whether the United States will enact these rules, certain other countries in which the Company operates have enacted Pillar Two legislation. Pillar Two had no material impact on the 2024 effective tax rate and is not expected to be material in future periods. The Company will continue to monitor future US and international legislative developments related to Pillar Two to assess for any potential impacts.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Notes to the Consolidated Financial Statements

(in millions, except share and per share data or otherwise noted)

Note 11. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31, 2024	December 31, 2023
Seller earnout and deferred acquisition consideration	$1.2	$1.2
Personnel and restructuring costs (a)	75.6	100.4
Commercial costs	15.8	12.7
Warranty costs	16.7	20.1
Accrued interest	37.2	51.3
Right-of-use liabilities	18.4	17.1
Insurance and professional fees	10.4	10.1
Income taxes payable	15.1	11.5
Other	12.9	12.8

Total accrued expenses and other current liabilities	$203.3	$237.2

(a)	Includes the short-term portion of liability associated with the Company’s Equity Appreciation Rights plan.

Note 12. Debt

Long-term debt consisted of the following:

	December 31, 2024	December 31, 2023
Term notes	$2,451.1	$2,476.5
Senior notes	1,035.0	1,035.0
Senior secured notes	700.0	700.0
Equipment loans and finance leases	4.1	4.1
Mortgage payable	1.5	2.0
Discounts and financing fees, net	(59.6)	(76.3)

Total debt	4,132.1	4,141.3

Less: Current maturities	(28.7)	(27.2)

Long term debt, net of current portion	$4,103.4	$4,114.1

Term Notes and Revolving Credit Facility

In June 2024, the Company amended and restated its credit agreement (the “Credit Agreement”) with a syndicate of various lenders. The Credit Agreement consists of a revolving credit facility with an available commitment of $200.0 and term notes, both of which mature in June 2028. The maturity dates under the Credit Agreement may be extended upon written notice, no later than 30 days prior to maturity, for a term agreed upon by the Company and each lender on a pro rata basis. The Company capitalized $1.1 of deferred financing fees incurred in executing the amendment which is amortized over the remaining life of the term notes. Borrowings under the Credit Agreement bear variable interest rates. The weighted average interest rate for borrowing outstanding under the term notes was 7.9% and 8.7% for the years ended December 31, 2024 and 2023, respectively, before giving effect to the benefit of interest rate hedges. During the year ended December 31, 2024 and 2023, no amounts were borrowed or repaid on the revolving credit facility. The Credit Agreement includes a fee on unused commitments equal to 25 basis points of the unused commitments.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Notes to the Consolidated Financial Statements

(in millions, except share and per share data or otherwise noted)

In January 2025, the Company amended its term loan to reduce the SOFR base rate by 25 basis points from 2.75% to 2.5%. The Company capitalized $1.0 of deferred financing fees incurred in executing the amendment. These deferred financing fees will be amortized over the remaining term of the loan.

In May 2025, the Company amended its Senior Secured Credit Facilities to provide for an Incremental Term Loan in the principal amount of $1,750.0, the proceeds of which were used to partially fund an acquisition. The amendment also increased borrowing capacity under the Company’s revolving credit facility from $200.0 to $340.0 and set the interest rate applicable to the revolving credit facility at the SOFR Rate plus a margin of 2.50%, subject to a 0% floor, reflecting a 75 basis points reduction from the prior interest rate. Additionally, the maturity date applicable to the revolving credit facility was amended such that the facility will mature on the earlier of (i) May 6, 2030, (ii) March 31, 2029 (unless, on or prior to such date, all indebtedness with respect to the Senior Unsecured Notes is extended or refinanced to mature on a date that is at least 91 days later than May 6, 2030), (iii) March 31, 2028 (unless, on or prior to such date, all indebtedness with respect to the Senior Secured Notes is extended or refinanced to mature on a date that is at least 91 days later than May 6, 2030) and (iv) the date that is 91 days prior to the maturity date of the Initial Term Loans (unless, on or prior to such date, all indebtedness with respect to the Initial Term Loans is extended or refinanced to mature on a date that is at least 91 days later than May 6, 2030).

In November 2025, the Company amended its Senior Secured Credit Facilities to set the interest rate applicable to the Incremental Term Loan at the SOFR Rate plus a margin of 2.75%, subject to a 0.50% floor, reflecting a 50 basis points reduction from the prior interest rate. Concurrent with the amendment, the Company also voluntarily prepaid $150.0 of the Incremental Term Loan. Following the execution of the amendment, the principal amount of the Incremental Term Loan is approximately $1,600. Additionally, the maturity date applicable to the Incremental Term Loan was amended such that the facility will mature on the earlier of (i) November 6, 2032 and (ii) March 31, 2029 (unless, on or prior to such date, all indebtedness with respect to the Senior Unsecured Notes is extended or refinanced to mature on a date that is at least 91 days later than November 6, 2032).

Senior Notes

The Company has $1,035.0 in Senior Notes payable as of December 31, 2024 and 2023. The Senior Notes accrue interest at 5.9% per annum and are due in June 2029.

Senior Secured Notes

The Company has $700.0 in Senior Secured Notes payable as of December 31, 2024 and 2023. The Senior Secured Notes accrue interest at 4.1% per annum and are due in June 2028.

Mortgage Payable

A wholly owned subsidiary of the Company has an outstanding mortgage loan. The mortgage bears an interest rate at SOFR plus 3.83%. The maturity date of the mortgage is January 2025. The mortgage is collateralized by the related property.

Debt Covenants

Certain indebtedness contains a financial covenant and non-financial covenants. The financial covenant is only operative if the Company had outstanding amounts drawn on the Revolving Credit Facility above a certain threshold. Borrowings under the Revolving Credit Facility, Term Loan, and Senior Secured Notes are collateralized by a majority of the Company’s assets.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Notes to the Consolidated Financial Statements

(in millions, except share and per share data or otherwise noted)

Maturities on all debt, inclusive of finance leases, as of December 31, 2024, are as follows:

2025	$28.7
2026	27.0
2027	26.1
2028	3,075.2
2029	1,035.0
Thereafter	—

$4,191.7

Interest expense on long-term debt was $297.9 and $302.1 and amortization of discounts and finance fees was $17.8 and $18.3 for the year ended December 31, 2024 and 2023, respectively.

The Company had letters of credit outstanding of $11.2 and $10.8 at December 31, 2024 and 2023, respectively, which impact the availability of commitments under the revolver.

Note 13. Derivative Financial Instruments

As of December 31, 2024 and 2023, respectively, derivatives consisted of the following:

	Notional Amount	Assets	Liabilities
Interest rate swaps	$1,050.0	$6.9	$—
Foreign currency swaps and options	19.1	—	(2.0)

Balances as of December 31, 2024	$1,069.1	$6.9	$(2.0)

All amounts reported in accumulated other comprehensive income (loss) for foreign currency swaps and options are expected to be reclassified to other (expense) income in the next 12 months. Approximately $4.8 and $2.1 of this accumulated other comprehensive gain on interest rate swaps is expected to be reclassified into other (expense) income in 2026 and 2027, respectively. As of December 31, 2024, the net asset position of interest rate swaps was included in other long-term assets on the consolidated balance sheet. As of December 31, 2024, the net liability position of foreign currency swaps and options was included in accrued expenses and other current liabilities on the consolidated balance sheet. There were no outstanding positions as of December 31, 2023. Refer to Note 4 for information regarding the fair value of derivative financial instruments.

The effects of derivative financial instruments on the Company’s consolidated statements of income (loss) and comprehensive income for the year ended December 31, 2024 and 2023 are presented in the table below. Amounts recorded to earnings for interest rate swaps are included in interest and financings expenses, and amounts recorded to earnings for foreign currency swaps and options and commodity swaps are included in cost of goods sold on the consolidated income statement.

	For the year ended December 31, 2024
	Gain (Loss) Recognized in OCI	Gain (Loss) Reclassified from Accumulated OCI into Earnings
Interest rate swaps	$5.3	$5.8
Foreign currency swaps and options	(0.9)	(3.5)
Commodity swaps	—	(2.3)

Total	$4.4	$—

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Notes to the Consolidated Financial Statements

(in millions, except share and per share data or otherwise noted)

	For the year ended December 31, 2023
	Gain (Loss) Recognized in OCI	Gain (Loss) Reclassified from Accumulated OCI into Earnings
Interest rate swaps	$(0.9)	$(0.1)
Foreign currency swaps and options	—	3.8
Commodity swaps	—	—

Total	$(0.9)	$3.7

For the year ended December 31, 2024, the Company recorded a gain (loss), net of tax, of $(0.7) for an unrealized swap relating to foreign currency risk of the divested business which is included in cost of goods sold on the consolidated statements of income (loss).

Note 14. Leases

The Company leases manufacturing, warehouse and office facilities as well as manufacturing and office equipment under leases that expire at various dates through 2038. The facility leases generally provide that the Company is responsible for taxes, utilities, maintenance, and insurance.

The weighted-average remaining lease term for operating leases was 6.5 and 7.1 years and the weighted-average discount rate was 6.3% and 6.3% as of December 31, 2024 and 2023, respectively. The weighted-average remaining lease term for finance leases was 2.6 and 2.8 years and the weighted-average discount rate was 5.7% and 5.4% as of December 31, 2024 and 2023, respectively.

Supplemental balance sheet information related to leases is as follows:

Operating Leases	Financial Statement Line Item on the Consolidated Balance Sheets	December 31, 2024	December 31, 2023
ROU assets, net	Other long-term assets	$99.2	$103.7
Current lease liabilities	Accrued expenses and other current liabilities	18.3	17.0
Long-term lease liabilities	Other long-term liabilities	84.7	89.5

Total operating lease liabilities		$103.0	$106.5

Finance Leases	Financial Statement Line Item on the Consolidated Balance Sheets	December 31, 2024	December 31, 2023
ROU assets, net	Property, plant and equipment, net	$3.8	$3.9
Current lease liabilities	Current maturities of long-term debt	1.7	1.5
Long-term lease liabilities	Long-term debt	2.3	2.4

Total finance lease liabilities		$4.0	$3.9

The Company recorded lease expense as either cost of sales or selling, general, and administrative expenses within its consolidated statements of income (loss), depending upon the nature and use of the ROU assets. The Company records finance lease expense as depreciation expense within cost of sales or selling, general, and administrative expenses, depending upon the nature and use of the ROU assets, and as interest expense in its consolidated statements of income (loss).

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Notes to the Consolidated Financial Statements

(in millions, except share and per share data or otherwise noted)

The components of lease expense were as follows:

	December 31, 2024	December 31, 2023
Operating lease expense	$25.2	$24.3
Finance lease expense
Depreciation of ROU assets	1.8	1.6
Interest on lease liabilities	0.3	0.1

Total lease expense	$27.3	$26.0

Future minimum noncancellable lease payments under these leases as of December 31, 2024 were as follows:

	Operating Leases	Finance Leases
2025	$23.8	$1.8
2026	21.0	1.4
2027	19.3	0.7
2028	17.2	0.3
2029	14.7	0.1
Thereafter	29.9	—

Total	125.9	4.3

Present value adjustment	(22.9)	(0.3)

Present value of lease liabilities	$103.0	$4.0

The following table presents supplemental cash flow information related to cash paid for amounts included in the measurement of lease liabilities:

	Year Ended December 31,
	2024	2023
Operating cash flows for operating leases	$24.8	$23.7
ROU assets obtained in exchange for new operating lease liabilities	16.5	4.6
Operating cash flows for finance leases	0.2	0.2
Financing cash flows for finance leases	1.8	1.7
ROU assets obtained in exchange for new finance lease liabilities	1.9	2.4

Note 15. Employee Benefit Plans

Defined Contribution Plans

The Company has various defined contribution 401(k) profit sharing plans covering substantially all full-time U.S. employees, and certain employees outside the U.S. participate in defined contribution plans maintained by the Company. For the years ended December 31, 2024 and 2023, the Company’s matching contributions to these plans were $8.4 and $7.0, respectively.

Pension and Postretirement Plans

The Company has defined benefit pension plans (“Pension Plans”) which cover certain U.S. full-time and part-time as well as certain international employees. The benefits in the Pension Plans are determined based on a fixed monthly payment per year of service or on a combination of years of service and earnings. The Company’s

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Notes to the Consolidated Financial Statements

(in millions, except share and per share data or otherwise noted)

funding policy is to make the minimum annual contributions required by applicable regulations. Certain Pension Plans are not fully funded by pension assets, so benefits paid under the obligation will be greater than benefit payments relieved from pension assets. Most of the long-term pension liability is due to certain hourly and salaried pension plans carried over from a business acquired in 2021. These plans are frozen and as a result, no new individuals, other than spouses of deceased participants, are eligible for participation in the Pension Plans.

The following provides information for these Pension Plans:

	U.S. Plans		International Plans
	2024	2023	2024	2023
Change in benefit obligation
Projected benefit obligation at beginning of year	$59.2	$61.0	$31.8	$29.5
Service cost	0.4	0.5	—
Interest cost	2.8	3.1	1.4	1.4
Actuarial (gain) loss	(2.3)	1.3	(3.5)	0.6
Foreign currency exchange rate changes	—	—	(0.6)	1.8
Benefits paid	(6.4)	(6.7)	(1.7)	(1.5)

Curtailments, settlements and special and contract termination benefits	(2.7)	—	—

Projected benefit obligation at end of year	$51.0	$59.2	$27.4	$31.8

Change in plan assets
Fair value of plan assets at beginning of year	$53.1	$53.5	$30.2	$28.3
Actual return on plan assets	1.9	5.6	(1.3)	1.1
Foreign currency exchange rate changes	—	—	(0.5)	1.7
Employer contributions	0.7	0.7	0.4	0.6
Benefits paid	(9.2)	(6.7)	(1.7)	(1.5)

Fair value of plan assets at end of year	$46.5	$53.1	$27.2	$30.2

Funded (underfunded) status	$(4.5)	$(6.1)	$(0.3)	$(1.6)

Amounts included on balance sheet:
Other long-term assets	$1.5	$1.5	$—	$—
Other long-term liabilities	(6.0)	(7.6)	(0.3)	(1.6)

Net amount recognized	$(4.5)	$(6.1)	$(0.3)	$(1.6)

The pretax amounts recognized in Accumulated other comprehensive (income) loss are presented within the table below and relate solely to net actuarial gains and (losses):

	U.S. Plans		International Plans
	2024	2023	2024	2023
Beginning of year balance	$0.4	$2.1	$7.6	$6.3
Changes recorded in AOCI
Net loss (gain) – current year	(1.4)	(1.7)	(1.0)	1.3

End of year balance	$(1.0)	$0.4	$6.6	$7.6

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Notes to the Consolidated Financial Statements

(in millions, except share and per share data or otherwise noted)

For the years presented the accumulated benefit obligation for all plans was equal to the projected benefit obligation. The following table provides information for pension plans with accumulated benefit obligations and projected benefit obligation in excess of plan assets:

	U.S. Plans		International Plans
	2024	2023	2024	2023
Projected benefit obligation	$51.0	$59.2	$27.4	$31.8
Accumulated benefit obligation	51.0	59.2	27.4	31.8
Fair value of plan assets	45.2	51.8	27.2	30.2

The accumulated benefit obligation for all defined benefit plans was $78.5 and $91.0 as of December 31, 2024 and 2023, respectively.

Estimated benefits paid to participants of the Pension Plans in each of the next five years and in the aggregate for the five years thereafter are as follows:

	U.S. Plans	International Plans
2025	$5.3	$1.7
2026	5.1	1.7
2027	4.9	1.7
2028	4.6	1.8
2029	4.4	1.8
Five years thereafter	18.4	9.3

The Company expects to make total contributions of approximately $1.0 to its defined benefit pension plans in 2025.

The components of net periodic pension expense (benefits) for defined benefit pension plans are as follows:

	U.S. Plans		International Plans
	2024	2023	2024	2023
Service cost	$0.4	$0.5	$—	$—
Interest cost	2.8	3.1	1.4	1.4
Expected return on plan assets	(2.6)	(2.6)	(1.5)	(1.5)
Recognized actuarial net loss	—	—	0.2	0.2

Net periodic pension expense (benefit)	$0.6	$1.0	$0.1	$0.1

Amounts recorded in continuing operations	$0.6	$1.0	$0.1	$0.1
Amounts recorded in discontinued operations	—	—	—	—

Net periodic pension expense (benefit)	$0.6	$1.0	$0.1	$0.1

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Notes to the Consolidated Financial Statements

(in millions, except share and per share data or otherwise noted)

Assumptions

The Company determines actuarial assumptions on an annual basis. The following assumptions, which are the weighted average for all plans, are used to calculate the benefit obligation at December 31 of each year and the net periodic cost for the subsequent year:

	U.S. Plans		International Plans
	2024	2023	2024	2023
Assumptions used to determine benefit obligations
Discount rate	5.5%	4.9%	5.5%	4.5%
Assumptions used to determine net periodic benefit cost
Discount rate	4.9%	5.1%	5.5%	4.5%
Expected return on plan assets	5.3%	5.3%	6.4%	6.5%

Several factors are considered in developing the estimate for the long-term expected rate of return on plan assets. For defined benefit pension plans, these factors include current and projected asset allocations, historical rates of return on broad equity and bond indices and projected long-term rates of return obtained from pension investment consultants.

Plan Assets

The Company’s investment objective is to meet the Pension Plans’ benefit obligations, while minimizing the potential for future required Company plan contributions. The investment strategies focus on asset class diversification, liquidity to meet benefit payments and an appropriate balance of long-term investment return and risk. Target ranges for asset allocations are determined by matching the actuarial projections of the Pension Plans’ future liabilities and benefit payments with expected long-term rates of return on the assets, considering investment return volatility and correlations across asset classes. Plan assets are diversified across several investment managers and are generally invested in liquid funds that are selected to track broad market equity and bond indices. Plan assets are rebalanced to target allocations on a periodic basis and with continual monitoring of investment managers’ performance relative to the investment guidelines established with each investment manager.

The Company’s target asset allocation for the year ended December 31, 2024, and actual asset allocation by asset class as of December 31, 2024 and 2023, was as follows:

Asset Class	Target Asset Allocation 2024	Actual Asset Allocation 2024	Actual Asset Allocation 2023
Cash	3%	3%	3%
Diversified equity mutual funds	52%	52%	55%
Fixed income mutual funds	45%	45%	42%

Total	100%	100%	100%

Fair Value Measurements

The following information sets forth the fair value of the Company’s plan assets as of December 31, 2024 and 2023 segregated by level within the fair value hierarchy (refer to Note 4 for further discussion on the fair value hierarchy and fair value principles). The fair value of equity and fixed income funds is based upon the quoted market prices for the funds or their net asset values (“NAV”). These investments include collective investment funds which are pooled accounts held by a financial institution as well as funds of funds.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Notes to the Consolidated Financial Statements

(in millions, except share and per share data or otherwise noted)

Plan assets measured at fair value are categorized consistently by level and are as follows:

	December 31, 2024
Asset Class	Level 1	Level 2	Level 3	NAV	Total
Cash and cash equivalents	$2.4	$—	$—	$—	$2.4
Diversified equity funds	—	23.0	—	15.4	38.4
Fixed income funds	—	3.7	—	29.2	32.9

Total	$2.4	$26.7	$—	$44.6	$73.7

	December 31, 2023
Asset Class	Level 1	Level 2	Level 3	NAV	Total
Cash and cash equivalents	$2.9	$—	$—	$—	$2.9
Diversified equity funds	—	27.8	—	17.9	45.7
Fixed income funds	—	1.7	—	33.0	34.7

Total	$2.9	$29.5	$—	$50.9	$83.3

In accordance with ASU 2015-07, Fair Value Measurement (Topic 820), certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table above are intended to permit reconciliation of the fair value hierarchy to the amounts presented for the total pension plan assets.

In addition, a U.S. subsidiary has a postretirement medical plan which provides fixed health and life insurance benefits for eligible employees upon retirement. Employees hired after 2010 are not eligible for this plan. The postretirement medical plan covers approximately 50 current and former employees, and as of December 31, 2024 and 2023, the projected benefit obligation was $1.7 and $1.7, respectively. For the years ended December 31, 2024 and 2023, the plan’s postretirement medical expense was immaterial. The subsidiary made $0.1 of plan contributions in both 2024 and 2023. The postretirement medical plan liability is not supported by any plan assets and is annually funded by a combination of employer and employee contributions. Amounts recorded in accumulated OCI (pre-tax) related solely to net actuarial gains and (losses) were $0.9 and $1.0 as of December 31, 2024 and 2023, respectively.

Note 16. Equity Appreciation Rights

Certain employees of the Company and its subsidiaries participate in Equity Appreciation Rights Plan (the “EAR Plan”) to provide certain key employees an equity-value based long-term incentive to align their interest with those of the owners of the Company and to retain key employees. Awards under the EAR Plan are earned and payable upon the attainment of performance conditions, the occurrence of a qualifying liquidity event (as defined in the EAR Plan), or at the discretion of the EAR plan manager and generally vest over a 5 year term and are settled in cash. Awards under the EAR plan are subject to restrictive covenants including non-compete provisions. Valuation of the awards is based on the Company’s best estimate of amounts to be paid based on the plan manager’s assumptions around equity value, service period, and expected term/payout date. In addition, the Company has elected a policy of discounting the liability associated with the awards to its expected payout date and estimating forfeitures through the life of the awards. As of December 31, 2024 and 2023 $17.4 and $39.4, respectively, was recorded in accrued expenses and other current liabilities and $44.8 and $31.9, respectively, was recorded in other long term liabilities. For the years ended December 31, 2024 and 2023, expense related to the EAR Plan was $30.8 and $23.1, respectively, and included in other operating expenses on the consolidated statements of income (loss). For the years ended December 31, 2024 and 2023, payments made to participants of the EAR Plan were $42.3 and $17.1, respectively.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Notes to the Consolidated Financial Statements

(in millions, except share and per share data or otherwise noted)

Note 17. Related Party Transactions

The Company receives direct and indirect support from Parent for certain corporate activities including, but not limited to consolidation accounting, tax services, legal, and other Parent corporate and infrastructure related services. For the year ended December 31, 2024 and 2023, the Company incurred $13.1 and $12.5, respectively, related to these services which are recorded within selling general and administrative expenses on the consolidated statements of income (loss). As of December 31, 2024 and 2023, there were no amounts outstanding related to these services.

For the years ended December 31, 2024 and 2023, the Company made purchases of inventory from an affiliate of $6.2 and $5.2, respectively.

In September 2021, the Company entered into a promissory note payable from the Parent to the Company, in the aggregate principal amount of $14.2. The note matures on demand and accrues interest at a prime rate. For the years ended December 31, 2024 and 2023, the weighted average prime rate was 8.3% and 8.2%, respectively. As of December 31, 2024 and 2023, the outstanding principal and accrued interest was $17.6 and $16.3, respectively, and is recorded in Notes receivable from related parties in the consolidated balance sheets. The Company recognized interest income of $1.4 and $1.2 for the years ended December 31, 2024 and 2023, respectively, and is recorded in Interest and financing expenses in the consolidated statement of income (loss).

On February 1, 2021 and July 29, 2021, Madison Indoor Air Solutions LLC (“Madison IAS”) entered into promissory notes and united pledge agreements with JJ Foley, the Company’s Chief Financial Officer, in the amount of $1.5 and $1.25, respectively, in connection with his receipt of 400,000 units and 203,252.03 units, respectively, of Madison IAS. The promissory notes accrue interest at a rate of 6.0% and mature at the earliest of (i) February 1, 2029 (in the case of the $1.5 promissory note) and July 30, 2029 (in the case of the $1.25 promissory note), (ii) termination of Mr. Foley’s employment, (iii) the bankruptcy of Madison IAS or (iv) a sale of Madison IAS.

Note 18. Earnings Per Share

	Year Ended December 31,
	2024	2023
Income (loss) from continuing operations	$92.6	$31.9
Weighted-average shares outstanding – basic	1,000	1,000
Effect of dilutive securities	—	—
Weighted-average shares outstanding – diluted	1,000	1,000

Earnings per share:
Net earnings per share – basic	$92,622	$31,864

Net earnings per share – diluted	92,622	31,864

For fiscal 2024 and 2023, there were no securities that were anti-dilutive.

Note 19. Product Warranties

The Company provides for estimated product warranty expenses when the Company sells the related products. Product warranty is estimated using historical claims experience, claims costs may differ from amounts provided. Current warranty costs of $16.7 and $20.1 were recorded within accrued expenses and other current

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Notes to the Consolidated Financial Statements

(in millions, except share and per share data or otherwise noted)

liabilities on the consolidated balance sheets as of December 31, 2024 and 2023, respectively. Long-term warranty costs of $17.6 and $18.0 were recorded within other long-term liabilities on the consolidated balance sheets as of December 31, 2024 and 2023, respectively. The Company’s warranty period ranges from 1 year to 15 years.

Changes in accrued warranty costs were as follows:

	December 31, 2024	December 31, 2023
Beginning balance	$38.1	$44.0
Warranties recorded at time of sale	18.7	17.8
Adjustments to pre-existing warranties	(2.5)	(6.4)
Settlements	(19.6)	(17.1)
Effect of exchange rate changes	(0.4)	(0.2)

Ending Balance	$34.3	$38.1

Note 20. Accumulated Other Comprehensive Income

Changes in accumulated other comprehensive income (loss) were as follows:

	Foreign Currency Translation	Defined Benefit Plans	Cash Flow Hedges	Available- for-sale Securities	Total
Balance December 31, 2023	$(16.1)	$(6.9)	$—	$0.1	$(22.9)
Other comprehensive income (loss) before reclassifications	(23.6)	1.6	4.8	0.7	(16.5)
Reclassifications:
Amortization of unrecognized net loss (a)	—	0.2	—	—	0.2
Realized gains - net (b)	—	—	0.1	—	0.1
Income taxes	—	(0.4)	(1.1)	(0.2)	(1.7)

Total other comprehensive income (loss)	(23.6)	1.4	3.8	0.5	(17.9)

Balance December 31, 2024	$(39.7)	$(5.5)	$3.8	$0.6	$(40.8)

(a)

Amounts are included in the calculation of net periodic benefit cost for the Company’s defined benefit plans, which include pension and other postretirement plans. See Note 15 for additional information about the Company’s pension plans.

(b)	Amounts represent net gains and losses associated with cash flow hedges that were reclassified to net earnings. See Note 13 for additional information regarding derivative instruments.

Note 21. Segment Information

The Company completed a segment restructuring in the third quarter of 2025, resulting in two reportable segments: Commercial and Residential. This is consistent with how our chief operating decision maker (“CODM”), who is our Chief Executive Officer (“CEO”), evaluates performance and allocates resources.

Segment net sales include sales of equipment and services by our segments. Segment Adjusted EBITDA is determined based on performance measures used by our CODM. Our CODM uses Segment Adjusted EBITDA to assess performance and allocate resources to each segment, primarily through periodic budgeting and segment performance reviews. In connection with that assessment our CODM may exclude matters, such as significant,

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Notes to the Consolidated Financial Statements

(in millions, except share and per share data or otherwise noted)

higher-cost restructuring programs, depreciation and amortization, and other costs determined by the CODM not to be reflective of the ongoing performance of the segment. Segment Adjusted EBITDA excludes results reported as discontinued operations.

	Years Ended December 31
	Total Net Sales		Intersegment Sales		External Net Sales
	2024	2023	2024	2023	2024	2023
Commercial	$1,855.6	$1,785.7	$8.0	$11.0	$1,847.6	$1,774.7
Residential	777.9	781.5	0.8	—	777.1	781.5
Eliminations	(8.8)	(11.0)	(8.8)	(11.0)	—	—

Total Net Sales	$2,624.7	$2,556.2	$—	$—	$2,624.7	$2,556.2

The Company places more emphases on segment profit and loss than it does on segment assets. As a result, the Company’s CODM does not assess performance, make strategic decisions, or allocate resources based on assets at the segment level. Accordingly, asset information is not disclosed by reportable segment.

Adjusted EBITDA	December 31, 2024	December 31, 2023
Commercial net sales	$1,855.6	$1,785.7
Segment cost of goods sold	(1,135.7)	(1,130.1)
Segment selling, general and administrative expenses	(252.4)	(250.2)
Segment EBITDA add-backs (a)	52.5	51.4

Commercial adjusted EBITDA	520.0	456.8

Residential net sales	$777.9	$781.5
Segment cost of goods sold	(513.5)	(530.5)
Segment selling, general and administrative expenses	(111.9)	(109.9)
Segment EBITDA add-backs (a)	23.2	25.3

Residential adjusted EBITDA	175.7	166.4

Total segment adjusted EBITDA	695.7	623.2

Central and other costs (b)	(37.6)	(32.8)
Depreciation	(39.8)	(43.3)
Intangible asset amortization	(101.0)	(104.9)
Restructuring expenses	(10.7)	(17.1)
Equity appreciation rights expense	(30.8)	(23.1)
Transaction expenses	—	(0.3)
Interest and financing expenses	(295.2)	(314.5)
Other income (expense)	8.6	1.0

Income (loss) from continuing operations before income taxes	$189.2	$88.2

(a)

Segment EBITDA add-backs primarily include adjustments to remove depreciation and amortization in deriving adjusted EBITDA. For the years ended December 31, 2024 and 2023 EBITDA add-backs for depreciation and amortization were $46.1 and $47.4, respectively, for the Commercial Segment, and $22.7 and $25.1, respectively, for the Residential Segment.

(b)	Primarily includes corporate selling, general and administrative expenses and gains and losses on foreign currency and commodity cash flow hedges.

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Notes to the Consolidated Financial Statements

(in millions, except share and per share data or otherwise noted)

The following is a summary of net sales by geographic area, based upon the location of the selling unit:

Year ended December 31, 2024
Geographic location:
U.S.	$2,143.6
Non-U.S.
Americas	358.4
Europe	60.0
Asia Pacific	62.7

Net Sales	$2,624.7

Year ended December 31, 2023
Geographic location:
U.S.	$2,034.9
Non-U.S.
Americas	377.2
Europe	75.6
Asia Pacific	68.5

Net Sales	$2,556.2

The following is a summary of property, plant and equipment by geographic area:

	December 31, 2024	December 31, 2023
U.S.	$161.6	$168.6
Non-U.S.
Americas	55.1	68.3
Europe	3.7	4.1
Asia Pacific	9.3	9.7

Total	$229.7	$250.7

Note 22. Commitments and Contingencies

The Company may be subject to claims and lawsuits arising in the ordinary course of business. While any such matters contain an element of uncertainty, management believes that adequate provisions have been recorded and the ultimate disposition or resolution of such claims and lawsuits, if any, will not have a material adverse effect on its consolidated financial position. Liabilities recorded for such contingencies were not material at December 31, 2024 and 2023.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Notes to the Consolidated Financial Statements

(in millions, except share and per share data or otherwise noted)

Note 23. Condensed Financial Information of Registrant (Parent Company Only)

Madison Industries IAQ Solutions Corporation (Parent Company Only)

Condensed Balance Sheets

(in millions, except share and per share data)	December 31, 2024	December 31, 2023
Assets
Investment in subsidiary	$352.1	$1,010.6

Total assets	$352.1	$1,010.6

Shareholder’s equity
Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding at December 31, 2024 and 2023	$—	$—
Additional paid-in capital	125.1	940.9
Retained earnings	267.8	92.6
Accumulated other comprehensive income (loss)	(40.8)	(22.9)

Total shareholder’s equity	$352.1	$1,010.6

Madison Industries IAQ Solutions Corporation (Parent Company Only)

Condensed Statements of Operations and Comprehensive Income

	Year Ended December 31,
	2024	2023
Equity in net loss of subsidiary	$236.2	$76.5

Net income	$236.2	$76.5

Other comprehensive income
Subsidiary’s other comprehensive income (loss)	(22.4)	5.1

Total other comprehensive income	(22.4)	5.1

Comprehensive income	$213.8	$81.6

Note to the Company’s Condensed Financial Statements (Parent Company Only)

Basis of Presentation

These condensed parent company financial statements of the Madison Industries IAQ Solutions Corporation have been presented on a “parent-only” basis in accordance with Rule 12-04 of Regulation S-X, as the restricted net assets of the subsidiaries of Madison Industries IAQ Solutions Corporation exceed 25% of the consolidated net assets of Madison Industries IAQ Solutions Corporation as stipulated by Rule 5-04, Section 1 from Regulation S-X. These condensed “parent-only” financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, with the only exception being that Madison Industries IAQ Solutions Corporation account for investments in their subsidiaries using the equity method of accounting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. As such, these parent-only statements should be read in conjunction with the accompanying notes to consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Notes to the Consolidated Financial Statements

(in millions, except share and per share data or otherwise noted)

Madison Industries IAQ Solutions Corporation is a holding company with no operations of its own that conducts substantially all of its activities through its subsidiaries, accordingly, Madison Industries IAQ Solutions Corporation is dependent upon distributions from Madison IAQ LLC to fund its limited, non-significant operating expenses. Madison Industries IAQ Solutions Corporation has no direct outstanding debt obligations. However, Madison IAQ LLC, as borrower under the Credit Facilities, is limited in its ability to declare or pay any dividends or make any payment on account of its capital stock to, directly or indirectly, fund a dividend or other distribution to Madison Industries IAQ Solutions Corporation, subject to limited exceptions, including, among others, (1) so long as no payment event of default exists under the Credit Facilities, up to the greater of (a) $220 and (b) lesser of 40% of Consolidated Adjusted EBITDA (as defined in the Credit Agreement governing the Credit Facilities) or the trailing twelve month EBITDA (as defined in the Secured Notes Indenture), (2) so long as no event of default exists under the Credit Facilities, unlimited amounts subject to compliance with a 5.5 to 1.0 total leverage ratio giving pro forma effect to any distribution, (3) so long as no payment or bankruptcy event of default exists under the Credit Facilities, up to the sum of 6% of the aggregate net cash proceeds received in certain specified transactions and 7% of Madison IAQ LLC’s market capitalization and (4) payment of Madison IAQ LLC’s administrative, overhead expenses and related expenses. Due to the aforementioned qualitative restrictions, substantially all of the assets of Madison Industries IAQ Solutions Corporation’s subsidiaries are restricted. Accordingly, Madison Industries IAQ Solutions Corporation is dependent upon distributions from Madison IAQ LLC to fund its limited, non-significant operating expenses. For a discussion of the Credit Facility, see Note 12. Debt, in the consolidated financial statements.

Note 24. Subsequent Events

The Company has evaluated subsequent events occurring through December 12, 2025, the date that the consolidated financial statements were available to be issued, for events requiring recording or disclosure in the Company’s consolidated financial statements.

In May 2025, the Company completed an acquisition of Research Products Corporation and Subsidiaries for $2,289.2 of cash, $217.3 of rollover equity and $90.0 of deferred consideration. The acquisition was funded by a combination of investor capital, cash on hand and the incremental debt on term loans discussed in Note 12. The Company is in the process of completing purchase accounting. The fair value is anticipated to be attributable to working capital, fixed assets, and intangible assets such as tradename, customer relationships, technology, and goodwill.

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Independent Auditor’s Report

Board of Directors

Research Products Corporation and Subsidiaries

Opinion

We have audited the consolidated financial statements of Research Products Corporation and Subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, the related consolidated statements of income, stockholders’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As discussed in Note 2 to the financial statements, the Company has elected to change its method of accounting to eliminate the Private Company Council elections. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment of a reasonable user based on the financial statements.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ RSM US LLP

Madison, Wisconsin

February 7, 2025, except for Note 2 as to

which the date is December 12, 2025

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Research Products Corporation and Subsidiaries

Consolidated Balance Sheets

December 31, 2024 and 2023

	2024	2023
Assets
Current assets:
Cash and cash equivalents	$53,417,467	$80,748,187
Accounts receivable (less allowance for credit losses of $708,000 and $990,000 in 2024 and 2023, respectively)	69,589,859	62,771,339
Inventories, net	76,009,296	63,496,588
Income taxes receivable	194,801	—
Prepaid expenses and other current assets	7,268,194	8,236,671

Total current assets	206,479,617	215,252,785

Investment in equity securities	719,223	932,762
Property and equipment, net	102,648,944	92,742,061
Deferred income taxes	3,526,882	435,900
Goodwill	34,657,547	16,802,259
Intangible assets, net	49,780,417	—
Right-of-use asset for operating lease	6,667,494	6,702,337

Total assets	$404,480,124	$332,868,104

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$21,680,657	$21,573,115
Accrued expenses and other liabilities	22,899,875	19,479,079
Income taxes payable	—	3,545,099
Lease liability for operating lease	1,139,595	911,703

Total current liabilities	45,720,127	45,508,996

Long-term accrued expenses and other liabilities	11,735,213	7,575,059
Lease liability for operating lease	5,903,729	6,141,171
Deferred compensation	7,135,259	6,884,915

Total liabilities	70,494,328	66,110,141

Commitments and contingencies (See Note 13)
Stockholders’ equity:
Common stock $5 par value, 15,000,000 shares authorized	22,111,700	22,111,700
Additional paid-in capital	25,917,079	23,860,473
Retained earnings	476,058,111	396,522,301

	524,086,890	442,494,474
Less treasury stock, at cost	190,101,094	175,736,511

Total stockholders’ equity	333,985,796	266,757,963

	$404,480,124	$332,868,104

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Research Products Corporation and Subsidiaries

Consolidated Statements of Income

Years Ended December 31, 2024 and 2023

	2024	2023
Net sales	$490,466,264	$431,178,163
Cost of goods sold	271,737,230	248,234,560

Gross profit	218,729,034	182,943,603

Selling, general and administrative expenses	105,987,610	83,541,345

Income from operations	112,741,424	99,402,258

Other income (expense), net	5,926,054	(243,792)

Income before provision for income taxes	118,667,478	99,158,466

Provision for income taxes	25,057,569	20,602,033

Net income	$93,609,909	$78,556,433

See notes to consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Research Products Corporation and Subsidiaries

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2024 and 2023

	Common Stock Shares Issued	Common Stock Amount	Treasury Stock Shares	Treasury Stock Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2022	4,422,340	$22,111,700	1,616,919	$(138,205,770)	$21,895,791	$358,691,516	$264,493,237
Net income	—	—	—	—	—	78,556,433	78,556,433
Purchase of common stock for the treasury	—	—	128,790	(37,850,664)	—	—	(37,850,664)
Stock grants	—	—	(3,648)	149,933	920,755	—	1,070,688
Conversion of phantom stock to common shares	—	—	(4,136)	169,990	1,043,927	—	1,213,917
Cash dividends ($15.00 per share)	—	—	—	—	—	(40,725,648)	(40,725,648)

Balance, December 31, 2023	4,422,340	22,111,700	1,737,925	(175,736,511)	23,860,473	396,522,301	266,757,963

Net income	—	—	—	—	—	93,609,909	93,609,909
Purchase of common stock for the treasury	—	—	44,985	(14,660,544)	—	—	(14,660,544)
Stock grants	—	—	(2,809)	115,450	802,250	—	917,700
Stock issuance	—	—	(10)	411	2,856	—	3,267
Conversion of phantom stock to common shares	—	—	(4,382)	180,100	1,251,500	—	1,431,600
Cash dividends ($5.30 per share)	—	—	—	—	—	(14,074,099)	(14,074,099)

Balance, December 31, 2024	4,422,340	$22,111,700	1,775,709	$(190,101,094)	$25,917,079	$476,058,111	$333,985,796

See notes to consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Research Products Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2024 and 2023

	2024	2023
Cash flows from operating activities:
Net income	$93,609,909	$78,556,433
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:
Change in right-of-use asset	972,922	811,801
Amortization of intangible assets	1,619,583	—
Depreciation	11,233,734	10,773,381
Provision for deferred income taxes	(3,090,982)	(3,860,900)
Deferred compensation	1,786,347	1,283,558
Stock-based compensation	2,611,415	(1,108,701)
Gain on sale of equity securities	(43,437)	(49,405)
Gain on the disposal of finance lease	—	(202,787)
Gain on the sale of property and equipment	(197,898)	(10,405)

Changes in working capital components, excluding the effect (Decrease) increase in cash and cash equivalents due to changes in working capital components, excluding the effect of purchasing accounting (EWC Controls – Note 3):

Accounts receivable	(4,619,415)	4,918,849
Inventories	(10,738,531)	26,620,639
Prepaid expenses and other current assets	998,757	(3,706,169)
Accounts payable	(814,497)	3,674,930
Accrued expenses and other liabilities	2,674,929	4,180,151
Income taxes	(3,739,900)	6,545,099

Net cash provided by operating activities	92,262,936	128,426,474

Cash flows from investing activities:
Acquisition of EWC Controls	(69,755,299)	—
Purchases of equity securities	(688,158)	(1,117,332)
Proceeds from sale of equity securities	945,134	1,151,461
Purchases of property and equipment	(24,278,147)	(24,267,893)
Proceeds from sale of property and equipment	2,917,457	40,544

Net cash used in investing activities	(90,859,013)	(24,193,220)

Cash flows from financing activities:
Dividends paid	(14,074,099)	(40,725,648)
Purchase of common stock for the treasury	(14,660,544)	(37,850,664)

Net cash used in financing activities	(28,734,643)	(78,576,312)

Net (decrease) increase in cash and cash equivalents	(27,330,720)	25,656,942
Cash and cash equivalents:
Beginning	80,748,187	55,091,245

Ending	$53,417,467	$80,748,187

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$31,750,438	$17,813,355
Supplemental schedules of noncash investing activities:
Equipment purchases included in accounts payable	$906,501	$1,463,184

See notes to consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business: Research Products Corporation (RPC) d/b/a AprilAire, Anden, and RP Filters, including its wholly owned subsidiaries, DRI-STEEM Corporation (DRI-STEEM), EWC Controls, LLC (EWC), GS, LLC (GS), and HydroHeat, LLC (HH), are collectively referred to as the Company. RPC, DRI-STEEM, and EWC are primarily involved with the production and sale of indoor air treatment products. The Company’s products are sold predominately throughout the United States and certain international markets. The Company’s products are used in commercial and residential buildings in both new construction and as an improvement to existing heating, ventilation and air conditioning (HVAC) systems. EWC was acquired on July 1, 2024 and is included in the consolidated operations for the period July 1, 2024 through December 31, 2024. GS and HH were inactive entities for the periods ending December 31, 2024 and 2023.

A summary of the Company’s significant accounting policies follows:

Principles of consolidation: The consolidated financial statements (collectively, the financial statements) include the accounts of the parent company, RPC and its subsidiaries, DRI-STEEM and EWC. All significant intercompany balances and transactions are eliminated in consolidation.

Cash and cash equivalents: Cash and cash equivalents include cash and temporary cash investments, which have an original maturity of three months or less.

Accounts receivable and allowance for credit losses: Accounts receivable are carried at original invoice less an allowance for credit losses.

The Company offsets gross trade accounts receivable with an allowance for credit losses. The allowance for credit losses is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable and is based upon historical loss patterns, the number of days that billings are past due, and an evaluation of the potential risk of loss associated with specific accounts. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Provisions for allowances for credit losses are recorded in general and administrative expense. Recoveries of trade receivables previously written off are recorded when received.

Estimating credit losses based on risk characteristics requires significant judgment by the Company. Significant judgments include but are not limited to assessing current economic conditions and the extent to which they would be relevant to the existing characteristics of the Company’s receivables, the estimated life of the receivables and the level of reliance on historical experience in light of economic conditions. The Company reviews and updates, when necessary, its historical risk characteristics that are meaningful to estimating credit losses, any new risk characteristics that arise in the natural course of business and the estimated life of its receivables. During the years ended December 31, 2024 and 2023 the Company recorded credit loss recoveries (expense) totaling approximately $111,600 and $(616,600), respectively. The opening balance of trade receivables as of January 1, 2023, was $54,624,628.

Inventories: Inventories are stated at the lower of cost or net realizable value. Cost is determined on a first-in, first-out (FIFO) method. As of December 31, 2024 and 2023, there was an inventory valuation reserve for excess and obsolete inventory of approximately $3,373,000 and $2,893,000, respectively. The inventory valuation reserve is based on management’s estimate of the amount of inventory that will ultimately become obsolete based upon the estimated price the items will be sold for or the amount expected to be received from the vendor upon return.

Investment in equity securities: Equity securities consist of investments in mutual funds. Equity securities are stated at fair value, and unrealized holding gains and losses, net of the related deferred tax effect, are included in income. Realized gains and losses are included in other income on the consolidated statements of income and are determined on the basis of the average cost of the securities sold.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Property and equipment: Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the various assets. Generally, property and equipment is depreciated on a straight-line or accelerated basis. Cost incurred for building materials, production equipment and subcontract labor comprise construction in progress.

Goodwill: Goodwill represents the excess of purchase price over the fair value of the identifiable tangible and intangible net assets acquired in a business combination. Goodwill is tested and reviewed for impairment in the fourth quarter of each fiscal year or whenever there is a material change in events or circumstances that indicate that the fair value of the asset is more likely than not less than the carrying amount of the asset.

Impairment of goodwill is assessed at the reporting unit level and begins with a qualitative assessment to determine if it is more likely than not the fair value of a reporting unit to which goodwill has been assigned is less than its carrying value. If the Company concludes based on the qualitative assessment that it is more likely than not that the fair value of a reporting unit is less than its carrying value, the Company compares the fair value of the reporting unit to its carrying value. If the estimated fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is not impaired. To the extent that the carrying amount of the reporting unit exceeds its estimated fair value, an impairment loss will be recognized for the amount the reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill in that reporting unit.

The Company tested its goodwill for impairment as part of its annual assessment. The tests did not indicate any impairment for the years ended December 31, 2024 and 2023.

Intangible assets: Intangible assets are composed of customer relationships and trade names with estimated useful lives of 16 and 15 years, respectively. Intangible assets are amortized over their estimated lives using the straight-line method. Costs incurred to renew or extend the term of recognized intangible assets are capitalized and amortized over the useful life of the asset.

Impairment of long-lived assets: Long-lived assets are evaluated for impairment whenever events or changes in circumstances have indicated that an asset may not be recoverable and are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities (asset group). If the sum of the projected undiscounted cash flows (excluding interest charges) of an asset group is less than its carrying value and the fair value of an asset group is also less than its carrying value, the assets will be written down by the amount by which the carrying value of the asset group exceeded its fair value. Any loss would be recognized in income from operations in the period in which the determination is made. Management determined that no impairment of long-lived assets existed as of December 31, 2024 and 2023.

Business acquisition contingent consideration: Contingent consideration arising from a business combination is recorded at the estimated present value based on projected income and various other assumptions associated with the calculation of the contingent consideration.

Leases: The Company determines if an arrangement is or contains a lease at inception, which is the date on which the terms of the contract are agreed to, and the agreement creates enforceable rights and obligations. A contract is or contains a lease when: (i) explicitly or implicitly identified assets have been deployed in the contract, and (ii) the customer obtains substantially all of the economic benefits from the use of that underlying asset and directs how and for what purpose the asset is used during the term of the contract. The Company also considers whether its service arrangements include the right to control the use of an asset.

The Company recognizes most leases on its consolidated balance sheets as a right-of-use (ROU) asset representing the right to use an underlying asset and a lease liability representing the obligation to make lease payments over the lease term, measured on a discounted basis. Leases are classified as either finance leases or operating leases based on certain criteria. Classification of the lease affects the pattern of expense recognition in the consolidated statement of income.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

The Company made an accounting policy election available not to recognize ROU assets and lease liabilities for leases with a term of 12 months or less. For all other leases, ROU assets and lease liabilities are measured based on the present value of future lease payments over the lease term at the commencement date of the lease (or January 1, 2022, for existing leases upon the adoption of Accounting Standards Codification (ASC) Topic 842, Leases). The ROU assets also include any initial direct costs incurred and lease payments made at or before the commencement date and are reduced by any lease incentives received. As the Company’s leases generally do not have a readily determinable implicit rate, the Company uses its incremental borrowing rate in determining the present value of their lease liability, adjusted for lease term and geography, to determine the present value of fixed leases payments based on information available at the lease commencement date.

Future lease payments may include fixed-rent escalation clauses or payments that depend on an index (such as the consumer price index), which is initially measured using the index or rate at lease commencement. Subsequent changes of an index and other periodic market-rate adjustments to base rent are recorded in variable lease expense in the period incurred. Residual value guarantees or payments for terminating the lease are included in the lease payments only when it is probable they will be incurred.

The Company has made an accounting policy election to account for lease and nonlease components in its contracts as a single lease component for its real estate, vehicle and equipment asset classes. The nonlease components typically represent additional services transferred to the Company, such as common area maintenance for real estate, which are variable in nature and recorded in variable lease expense in the period incurred.

Business combination: The acquisition was accounted for in accordance with Financial Accounting Standards Board (FASB) ASC 805, Business Combinations, under the acquisition method of accounting; the carrying amounts of the Company’s assets acquired and liabilities assumed in the acquisition were adjusted to their acquisition-date estimated fair values as determined by the Company’s management with the assistance of external valuation experts based on information currently available and on current assumptions on future operations. The excess of the consideration transferred (i.e., purchase price) over the fair value of the net assets acquired in the acquisition has been recognized as goodwill. The creation of goodwill in this transaction was the result of the historical growth, anticipated future growth of the Company, and the fair values of the acquired workforce have been subsumed into goodwill. The goodwill recognized in the acquisition is deductible for tax purposes.

Treasury stock: The Company uses the cost method to account for treasury stock. When treasury stock is reissued, it is accounted for using FIFO method.

Revenue recognition: The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, which provides a five-step model for recognizing revenue from contracts with customers as follows:

• Identify the contract with a customer

• Identify the performance obligations in the contract

• Determine the transaction price

• Allocate the transaction price to the performance obligations in the contract

• Recognize revenue when or as performance obligations are satisfied

Nature of revenues: The Company’s revenue is derived from sales of indoor air treatment products. The Company’s products are marketed and sold primarily to distributors in the United States and certain international markets. Sales of products are subject to economic conditions and may fluctuate based on changes in the industry, trade policies and financial markets.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Revenue from the sale of the Company’s products is recognized upon transfer of control to the customer, which is typically upon shipment. The Company has elected to treat shipping and handling activities related to contracts with customers as costs to fulfill the promise to transfer the associated products and not as a separate performance obligation.

Contracts with multiple performance obligations: When the Company’s contracts with customers contain multiple performance obligations, the contract transaction price is allocated on a relative standalone selling price (SSP) basis to each performance obligation. The Company typically determines SSP based on observable selling prices of its products.

Transaction price: The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring goods to the customer. Revenue is recorded based on the transaction price, which includes fixed consideration and estimates of variable consideration such as rebates and rights of return. The amount of variable consideration included in the transaction price is constrained and is included only to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Variable consideration is estimated as follows:

Early payment discounts: Customers typically receive discounts between 1% and 2% if they pay an invoice within the specified early payment period for the contract. The Company estimates the amount of variable consideration using the expected-value method (i.e., probability-weighted approach) based on review of specific transactions, historical experience and market and economic conditions.

Rebates and cooperative marketing: The Company provides rebates to certain customers based on the volume of purchases during the period. Rebates are estimated using the expected-value method based on review of specific transactions, historical experience and market and economic conditions. The accrual for customer rebates and allowances was approximately $3,384,000 and $2,833,000 as of December 31, 2024 and 2023, this accrual is included within accounts payable on the consolidated balance sheet.

Rights of return: Variable consideration for rights of return is estimated using the expected-value method based on review of specific transactions, historical experience and market and economic conditions. The Company recorded a refund liability for the amount the Company expects to refund to customers for the products of $151,200 and $184,300 as of December 31, 2024 and 2023, respectively, which is included in accrued expenses and other liabilities on the consolidated balance sheets.

Payment terms on invoiced amounts are typically 30 to 60 days. In instances where the timing of revenue recognition differs from the timing of the right to invoice, the Company has determined that a significant financing component generally does not exist. The primary purpose of the Company’s invoicing terms is to provide customers with simplified and predictable ways of purchasing the products and not to receive financing from or provide financing to the customer.

The Company excludes from revenue sales taxes and other government-assessed and imposed taxes on revenue-generating activities that are invoiced to customers.

Customer concentration: For the years ended December 31, 2024 and 2023, one of the Company’s customers accounted for 13% and 14% of total revenues, respectively. As of December 31, 2024 and 2023, there were no accounts receivable balances that exceeded 10% of receivables for any one customer.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Warranties: The Company generally provides limited-assurance-type warranties for products under its contracts. The warranty periods typically extend for a limited time following the transfer of control of the products. The Company does not consider these warranties to be performance obligations. See Note 5 for discussion of the associated warranty costs and liability.

Costs to obtain a contract: Sales commissions paid to internal sales personnel that are incremental to the acquisition of customer contracts are capitalized as deferred contract costs on the consolidated balance sheets when the period of benefit is determined to be greater than one year. The Company has elected to apply the practical expedient to expense sales commissions as incurred when the expected amortization is one year or less. The Company determines the period of benefit for sales commissions paid for the acquisition of an initial contract by taking into consideration the initial estimated customer life as well as future expectations about whether the renewal commission will be commensurate with the pattern of revenue recognition. Under this policy, no deferred contract costs were recorded as of December 31, 2024 and 2023.

Advertising costs: Advertising costs are charged to expense when incurred. Such costs were approximately $6,100,000 and $6,400,000 for 2024 and 2023, respectively.

Income taxes: Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates at the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more likely than not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying consolidated balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

It is the Company’s policy that interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the consolidated statements of income.

Use of estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Employee stock plans: The Company has multiple stock-based compensation plans for which the accounting policies are described in Notes 7 and 8. The Company applies the fair value recognition provisions of ASC 718, Compensation—Stock Compensation, using the prospective method. Under that method, new awards and awards modified, repurchased or canceled will be accounted for under these provisions. This topic requires that compensation cost from all share-based payment transactions be recognized in the financial statements. Awards are issued under the phantom stock option of the deferred compensation plan and the equity incentive plan and

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

are accounted for as liability awards. The Company recognizes the cost of the employee services received in exchange for awards of liability instruments based upon the fair value of the vested shares as measured at each reporting date.

Research and development costs: Research and development costs are charged to expense as incurred. Such costs were approximately $15,200,000 and $13,800,000 for 2024 and 2023, respectively.

Concentrations of credit risk: The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Recently adopted accounting standard: In June 2022, the FASB issued Accounting Standards Update (ASU) 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. ASU 2022-03 also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. In addition, ASU 2022-03 requires additional disclosures for equity securities subject to contractual restrictions. The Company adopted ASU 2022-03 effective January 1, 2024. The impact of the adoption on the Company’s financial statements was not material.

Recent accounting pronouncement: In March 2024, the FASB issued ASU 2024-01, Compensation— Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards. The ASU adds an example with four fact patterns to ASC 718-10, Compensation—Stock Compensation—Overall, in order to assist preparers of financial statements in determining whether profits interest units should be accounted for within the scope of the guidance in ASC 718 or ASC 710, Compensation—General. The ASU only addresses the scope determination and does not amend the recognition or measurement guidance in either ASC 710 or ASC 718. ASU 2024-01 provides entities with a choice of adopting the amendments on a prospective or retrospective basis. This ASU is effective for the Company beginning on January 1, 2026. The adoption of ASU 2024-01 is not expected to have a significant impact on the Company’s financial statements.

Reclassification: Cash equivalent investments in the financial statements as of and for the year ended December 31, 2023, totaling approximately $534,000, have been reclassified from investments in equity securities to cash and cash equivalents, with no effect on net income. This reclassification also resulted in changes to the purchases of equity securities and proceeds from sale of equity securities on the consolidated statement of cash flow for the year ended December 31, 2023. This reclassification was made to be consistent with classifications adopted for the year ended December 31, 2024.

Subsequent events: The Company has evaluated subsequent events through February 7, 2025, the date the financial statements were available to be issued and determined.

Note 2. Reissuance of previously issued financial statements

The financial statements for the year ended December 31, 2024, were originally issued on February 7, 2025. These financial statements have been reissued on December 12, 2025, to remove the application of Private Company Council (PCC) accounting alternatives previously elected by management. The removal of PCC elections reflects a change in accounting principle to align with public company reporting requirements. In accordance with ASC 250, Accounting Changes and Error Corrections, and ASC 855, Subsequent Events, this change has been applied retrospectively to all periods presented.

The impact of removing PCC elections included adjustments to goodwill amortization and the related tax impact for the year ended December 31, 2024.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Note 3. Business Acquisition

On July 1, 2024, RPC Acquisition, LLC, a wholly owned subsidiary of Research Products Corporation, acquired substantially all of the assets and certain liabilities of EWC Controls, Inc. The purchase consideration was $71,355,299, of which $70,172,679 was paid in cash and $1,600,000 as contingent consideration. Included in the cash amount was $270,000 held back to be released following the resolution of the post-closing adjustment and was to be released three months from the acquisition closing date pursuant to the terms of the purchase agreement. The post-closing adjustment was resolved in October 2024, with the $270,000 holdback paid to the buyers as well as an additional $147,380 to account for differences between the actual and estimated working capital levels of the target as of the closing. The purchase price was funded through the Company’s excess cash. The acquisition has been treated as a business combination whereby assets and liabilities are recorded at estimated fair value and the excess of consideration transferred over the estimated fair value of the net assets and liabilities acquired is recorded as goodwill.

The following table summarizes the fair value of the consideration transferred and the intangible and tangible assets acquired and liabilities assumed at the date of acquisition:

Cash paid to seller	$70,172,679
Contingent consideration	1,600,000
Amount returned to buyer	(417,380)

Total purchase price	$71,355,299

Assets acquired:
Accounts receivable	$2,199,105
Inventories	1,774,177
Prepaid expenses and other current assets	30,280
Property and equipment	138,712
Right-of-use asset for operating lease	938,079
Trade name	6,400,000
Customer relationships	45,000,000
Liabilities assumed:
Accounts payable	(1,478,722)
Accrued expenses and other liabilities	(563,541)
Lease liability for operating lease	(938,079)

Total identified net assets acquired	53,500,011
Goodwill	17,855,288

Total fair value of consideration transferred	$71,355,299

The fair value of the tangible assets and liabilities acquired approximated carrying value. The excess of consideration transferred over the estimated fair value of the net assets acquired has been recorded as goodwill on the accompanying consolidated balance sheet, which is deductible for tax purposes. The acquisition allows for the Company to further expand its presence in its core market. Synergies and economies of scale are expected from combining the acquired sites. The combination of these factors drives the excess purchase price paid over value of the assets acquired, resulting in goodwill. Transaction costs for the acquisition totaling approximately $1,500,000 were expensed as incurred and recorded in selling, general and administrative expenses on the consolidated statement of income. EWC Controls, Inc. (subsequently changed to EWC Controls, LLC) has been included in the Company’s consolidated results of operations since the acquisition date.

The fair value of the financial assets acquired includes receivables with a fair value of $2,199,105. All of the amount is expected to be collected.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Note 3. Business Acquisition (Continued)

Included in the purchase agreement is also an earnout note that is contingent on EWC Controls, LLC meeting certain net sales targets in the 12-month period ending December 31, 2026. The purchase agreement establishes different scenarios for the earnout based on a multiple of net sales. To calculate the fair value of this contingent consideration, management engaged a third-party specialist who utilized a Monte Carlo simulation to form a probability-weighted estimate based on estimated 2026 revenues for EWC Controls, LLC. Based on these factors, the Company calculated contingent consideration related to this note in the amount of $1,600,000 as of the date of acquisition. The estimated maximum potential to be paid if the highest net sales target is reached is $5,000,000. Interest is accrued on the principal amount beginning on the closing date until the estimated maturity date of April 15, 2027, at a rate of 5% per year, compounded annually.

Note 4. Inventories

Inventories at December 31, 2024 and 2023, are as follows:

	2024	2023
Raw materials	$38,358,482	$41,296,395
Work in process	5,929,275	4,275,645
Finished goods	35,094,339	20,817,348

	79,382,096	66,389,388
Less allowance for inventory obsolescence	3,372,800	2,892,800

	$76,009,296	$63,496,588

Note 5. Property and Equipment

Major classifications of property and equipment at December 31, 2024 and 2023, are as follows:

	2024	2023	Depreciable Lives (Years)
Land	$2,868,070	$5,238,064
Land improvements	1,823,553	2,658,725	10-25
Buildings and building equipment	40,152,440	41,731,311	6-33
Machinery and equipment	101,031,139	101,354,824	3-10

	145,875,202	150,982,924
Capital projects in progress	32,386,200	20,143,841

	178,261,402	171,126,765
Less accumulated depreciation	75,612,458	78,384,704

	$102,648,944	$92,742,061

Note 6. Goodwill and Intangibles

Intangible assets as of December 31, 2024, is as follows:

	Cost	Accumulated Amortization	Net
Customer relationships	$45,000,000	$(1,406,250)	$43,593,750
Trade name	6,400,000	(213,333)	6,186,667

	$51,400,000	$(1,619,583)	$49,780,417

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Note 6. Goodwill and Intangibles (Continued)

The changes in the carrying amount of goodwill as of and for the years ended December 31, 2024 and 2023, is as follows:

	2024	2023
Beginning balance	$16,802,259	$16,802,259
Additions	17,855,288	—

Ending balance	$34,657,547	$16,802,259

Amortization expense for intangible assets for the years ended December 31, 2024 and 2023, was $1,619,583 and $0, respectively.

Note 7. Product Warranties

The Company generally provides a limited warranty for a five-year period. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts amounts, as necessary. The Company has recorded a warranty liability, which is included in accrued expenses and other liabilities in the consolidated balance sheets. Changes in the Company’s warranty liability are as follows:

	2024	2023
Warranty reserve at January 1	$8,057,250	$7,217,250
Warranty expense	4,726,712	3,187,817
Warranty claims	(2,495,712)	(2,347,817)

Warranty reserve at December 31	$10,288,250	$8,057,250

Note 8. Retirement and Postretirement Benefit Plans

The Company has various defined contribution plans that cover substantially all employees upon meeting certain service requirements. The Company, upon approval by the Board of Directors, may make discretionary matching contributions as a percentage of the participating employees wage deferrals and discretionary profit sharing contributions. Company contributions for the plans were approximately $5,697,000 and $5,121,000 for 2024 and 2023, respectively.

The Company also has a nonqualified deferred compensation plan that provides a compensation deferral for employees of the Company for whom 10% of their anticipated compensation for any year will exceed the maximum deferral allowed under the qualified plans, and each director of the Company. The account balance of any participant shall be fully vested and nonforfeitable at all times, except the forfeiture of the phantom stock portion of an account balance upon employment termination by the Company. Upon leaving employment for any reason, the participant’s account balance will be paid in a lump sum or 60 monthly installments. Each participant’s account balance consists of employee deferrals, a Company matching and profit sharing contribution, and an allocation of investment earnings. The Company matching and profit sharing contribution shall be made only to eligible employees, not participating directors.

All rights created under this plan are unsecured contractual rights, and the participating employees and directors have the status of general creditors of the Company. The Company’s contribution to the plan totaled approximately $336,700 and $123,700 in 2024 and 2023, respectively. A deferred compensation liability of approximately $1,804,000 and $1,467,000 was recorded in deferred compensation on the consolidated balance sheets as of December 31, 2024 and 2023, respectively.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Note 9. Executive Equity Incentive Plans

As part of the nonqualified deferred compensation plan, the Company established a phantom stock investment option for the current eligible and participating employees. As of December 31, 2024 and 2023, 13,937 and 16,410 units, respectively, were outstanding under this investment option. During the years ended December 31, 2024 and 2023, participants purchased 1,155 and 1,258 units, respectively. During the years ended December 31, 2024 and 2023, participants redeemed 3,628 and 3,416 units, respectively, at which point the units were converted to shares of common stock at the current fair value. The phantom stock investment options can also be paid in cash at the participant’s discretion. The Company has recorded a long-term liability of approximately $5,331,000 and $5,418,000 in deferred compensation on the consolidated balance sheets as of December 31, 2024 and 2023, respectively. The Company measures any compensation expense under this plan for each award based on the appreciated value of the Company’s common stock. Compensation expense of approximately $797,900 and $465,900 was recognized for the years ended December 31, 2024 and 2023, respectively.

During 2022, the Company implemented an incentive plan under the Board of Directors discretion to award certain key executives and directors. The plan consists of two transition awards and annual awards thereafter. The transition awards have a three-year vesting period, at which point the awards are converted to common stock at the current fair value or are paid out in cash at the participant’s discretion. The awards thereafter are made annually and have a three-year vesting period, at which point the awards are converted to common stock at the current fair value or are paid out in cash at the participant’s discretion. If the participant elects to receive the award in the form of common stock, the shares are issued out of treasury stock. The value of the discretionary awards is based on a percentage of base salary with those percentages being adjusted for the percentage of the target three-year compounded annual growth rate of total stockholder return achieved. The related liability is updated annually based on the additional vesting and revised fair value of the Company’s common stock. Forfeitures are recognized as incurred.

The Company approved and issued 2,819 and 3,648 shares of common stock to certain executives and directors as compensation for years ended December 31, 2024 and 2023, respectively. The Company has recorded a current liability of approximately $1,101,100 and $441,200 in accrued expenses and other liabilities on the consolidated balance sheets as of December 31, 2024 and 2023, respectively, and a long-term liability of approximately $1,592,600 and $558,800 in long-term accrued expenses and other liabilities as of December 31, 2024 and 2023, respectively. The Company records compensation expense related to this incentive plan under the straight-line method over the vesting period. The Company recorded compensation expense of approximately $2,611,400 during the year ended December 31, 2024. The Company recorded a reduction to compensation expense of approximately $1,108,700 during the year ended December 31, 2023.

As of December 31, 2024, there was approximately $2,271,800 of total unrecognized compensation costs related to the unvested shares under the plan; that cost is expected to be recognized over a period of four years.

Note 10. Non-Executive Incentive Plans

During 2015, the Company authorized an equity incentive plan (old plan). Under this plan, key employees are granted phantom stock awards under management discretion. The awards have a five-year vesting period, at which point the awards convert to restricted common stock at the current fair value or are paid out in cash, at the participants discretion. Upon death, disability or retirement, the awardee has the option to sell the restricted common stock for the current fair value. Upon termination, there is a mandatory sale of the restricted common stock. As of December 31, 2024 and 2023, 2,035 and 3,107 units related to the old plan were outstanding, respectively. During the year ended December 31, 2024, 147 units were forfeited, and 754 units were converted, and 171 units were paid out. The Company has recorded a current liability of approximately $444,800 and $378,700 in accrued expenses and other liabilities on the consolidated balance sheets as of December 31, 2024 and 2023, respectively, and a long-term liability of approximately $253,600 and $533,700 in long-term accrued expenses and other liabilities on the consolidated balance sheets as of December 31, 2024 and 2023, in relation to

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Note 10. Non-Executive Incentive Plans (Continued)

shares granted under the old incentive plan. The liabilities recorded as of December 31, 2024 and 2023, represent the total unvested portion of the units grants. respectively. Compensation expense is incurred in the year that the units are granted, subsequent compensation expense is recognized as the liability is adjusted to market each period. Compensation expense of approximately $67,600 was recognized for the year ended December 31, 2024. The Company recorded a reduction to expense for the old incentive plan of approximately $27,200 during the year ended December 31, 2023.

Effective January 1, 2023, the plan was frozen and a new incentive plan was established (new plan). Under this plan, key employees are granted phantom stock awards under management discretion. The awards have a three-year vesting period, at which point the awards convert to cash based on the current value of the Company’s common stock price. Upon death, disability or retirement, the Company shall deliver to the awardee, or the awardee’s beneficiary, the cash value of all phantom stock that vested upon such event. Upon termination, an awardee’s unvested phantom stock is forfeited. As of December 31, 2024 and 2023, 2,837 and 1,415 units were outstanding, respectively. During the year ended December 31, 2024, 1,579 units were granted, 87 units were forfeited, and 70 units were paid out. As of December 31, 2024 and 2023, the Company has recorded a long-term liability of approximately $974,000 and $416,000, respectively, which is recorded in long-term accrued expenses and other liabilities on the consolidated balance sheets. The liabilities recorded as of December 31, 2024 and 2023 represent the total unvested portion of the units granted. Compensation expense is incurred in the year that the units are granted, subsequent compensation expense is recognized as the liability is adjusted to market each period. Compensation expense of approximately $619,800 and $346,700 was recognized during the years ended December 31, 2024 and 2023, respectively.

Note 11. Income Taxes

The composition of the income tax provision for the years ended December 31, 2024 and 2023, is as follows:

	2024	2023
Current	$28,148,544	$24,462,933
Deferred	(3,090,975)	(3,860,900)

	$25,057,569	$20,602,033

The provision for income taxes does not bear the usual relationship to pretax income.

Significant items which affect the relationship are as follows:

	2024	2023
Expected tax at federal statutory rates	$24,917,991	$20,823,278
Increase (decrease) in taxes resulting from:
State taxes, net of federal benefit	1,780,833	1,680,321
Permanent differences	(328,657)	(269,192)
Federal credits	(802,400)	(1,002,400)
Deferred adjustment—state depreciation	—	(457,095)
Other	(510,198)	(172,879)

	$25,057,569	$20,602,033

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Note 11. Income Taxes (Continued)

Net deferred tax assets and liabilities consist of the following components, approximately, as of December 31, 2024 and 2023:

	2024	2023
Deferred tax assets:
Accounts receivable	$177,200	$251,800
Inventories	673,400	743,400
Accrued expenses	4,719,700	4,385,200
Deferred compensation	2,883,700	2,349,200
Capitalized research and experimental expenditures	6,323,600	4,984,600
Identifiable intangible assets	260,900	—
State credits	382,800	—

	15,421,300	12,714,200

Deferred tax liabilities:
Property and equipment	7,110,100	7,735,900
Goodwill	4,292,384	4,095,500
Prepaids	491,934	446,900

	11,894,418	12,278,300

	$3,526,882	$435,900

The Company files income tax returns in the U.S. federal jurisdiction, and various states. With few exceptions, the Company is no longer subject to U.S. federal tax examinations by tax authorities for years before 2021 and state tax examinations by tax authorities for years before 2020.

The Company applies the provisions of the Accounting for Uncertainty in Income Taxes section of the Income Taxes topic of the ASC. As of December 31, 2024 and 2023, no liabilities for unrecognized tax benefits were recorded.

Note 12. Fair Value Measurements and Investments

The Company applies ASC 820, Fair Value Measurements and Disclosures, which provides a framework for measuring fair value under generally accepted accounting principles. ASC 820 applies to all financial instruments that are being measured and reported on a fair value basis.

As defined in ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Note 12. Fair Value Measurements and Investments (Continued)

Level 1:

Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2:	Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3:

Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For December 31, 2024 and 2023, the application of valuation techniques applied to similar assets and liabilities has been consistent. The following is a description of the valuation methodologies used for instruments measured at fair value:

Investment securities: The Company’s equity securities consist of mutual funds. The total fair value of the investment securities of approximately $719,000 and $933,000 are entirely a Level 1 fair value hierarchy at December 31, 2024 and 2023, respectively. The gross realized gain from equity securities was approximately $43,400 and $49,400 for 2024 and 2023, respectively. There were nominal gross unrealized gains or losses on the equity securities as of December 31, 2024 and 2023.

The carrying amounts of financial instruments, including cash, accounts receivable, accounts payable and accrued expenses approximate fair value due to their short-term nature.

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Note 13. Commitments and Contingencies

From time to time, the Company has claims and pending legal proceedings that generally involve product liability, regulatory matters, patent infringement and employment issues. These proceedings are, in the opinion of management, ordinary routine matters incidental to the normal business conducted by the Company. In the opinion of management, such proceedings related to employment and product liability issues are substantially covered by insurance, and the ultimate disposition of such proceedings are not expected to have a material adverse effect on the Company’s consolidated balance sheet, results of operations or cash flows. As of December 31, 2023, the Company has recorded a current liability of $2,200,000 for future commitments related to a product recall that occurred in 2023. Due to a change in estimate, the Company decreased the liability by approximately $2,000,000 during the year ended December 31, 2024.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Note 14. Accrued Expenses and Other Liabilities

The composition of current and long-term accrued expenses and other liabilities for the years ended December 31, 2024 and 2023, is as follows:

	2024	2023
Accrued warranty costs	$10,288,250	$8,057,250
Accrued retirement contributions	3,932,692	3,597,911
Accrued personnel costs	18,241,112	12,768,087
Accrued product liability	28,000	2,200,000
Accrued taxes	545,034	430,890
Business acquisition contingent consideration	1,600,000	—

	$34,635,088	$27,054,138

Note 15. Leases

The Company leases buildings under operating lease agreements that have initial terms ranging from three to 10 years. The leases include options to renew, at the Company’s sole discretion, with renewal terms that can extend the lease term up to six years. In addition, one of the leases contains a termination option, where the rights to terminate are held by either the Company, the lessor or both parties. These options to extend or terminate a lease are included in the lease terms when it is reasonably certain that the Company will exercise that option. The Company’s operating leases do not contain any material restrictive covenants or residual value guarantees.

Operating lease cost is recognized on a straight-line basis over the lease term. The components of lease expense are as follows for the years ended December 31, 2024 and 2023:

	2024	2023
Operating lease cost	$1,103,997	$936,997

Supplemental cash flow information related to leases is as follows for the years ended December 31, 2024 and 2023:

	2024	2023
Cash paid for amounts included in measurement of lease liabilities:
Operating cash outflows—payments on operating lease	$1,078,704	$817,890
ROU assets obtained in exchange for new lease obligations:
Operating lease	938,079	—

Lease terms and discount rates are as follows as of December 31, 2024 and 2023:

	2024	2023
Weighted-average remaining lease term:
Operating lease	6.2 years	7.67 years
Weighted-average discount rate:
Operating lease	5.8%	5.8%

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Note 15. Leases (Continued)

Future undiscounted cash flows for each of the next five years and thereafter and a reconciliation to the lease liabilities recognized on the consolidated balance sheets are as follows as of December 31, 2024:

Operating Leases
Years ending December 31:
2025	$1,266,217
2026	1,287,192
2027	1,141,638
2028	996,568
2029	1,018,990
Thereafter	1,746,871

Total lease payments	7,457,476
Less imputed interest	414,152

Total present value of lease liabilities	$7,043,324

Note 16. Line of Credit

The Company has a line of credit agreement with a bank that permits borrowings up to $50,000,000. Borrowings on the line of credit bear interest at the Secured Overnight Financing Rate plus 1.25%. The line of credit agreement expires June 30, 2025. There were no borrowings during the years ended December 31, 2024 and 2023, and there were no outstanding borrowings as of December 31, 2024 and 2023. Under the credit agreement the Company is subject to certain financial and non-financial covenants.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Research Products Corporation and Subsidiaries

Consolidated Balance Sheets (Unaudited)

March 31, 2025 and December 31, 2024

	2025	Audited 2024
Assets
Current assets:
Cash and cash equivalents	$66,814,846	$53,417,467
Accounts receivable (less allowance for credit losses of $741,000 and $990,000, in 2025 and 2024, respectively)	72,736,472	69,589,859
Inventories, net	73,863,869	76,009,296
Income taxes receivable	—	194,801
Prepaid expenses and other current assets	8,178,663	7,268,194

Total current assets	221,593,850	206,479,617

Investment in equity securities	936,466	719,223
Property and equipment, net	105,412,698	102,648,944
Deferred income taxes	3,673,326	3,526,882
Goodwill, net	34,657,547	34,657,547
Intangible assets, net	48,970,625	49,780,417
Right-of-use asset for operating lease	6,383,935	6,667,494

	$421,628,447	$404,480,124

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$19,111,482	$21,680,657
Accrued expenses and other liabilities	13,583,171	22,899,875
Income taxes payable	6,388,081	—
Lease liability for operating lease	1,097,669	1,139,595

Total current liabilities	40,180,403	45,720,127

Long-term accrued expenses and other liabilities	12,941,227	11,735,213
Lease liability for operating lease	5,665,026	5,903,729
Deferred compensation	7,712,687	7,135,259

Total liabilities	66,499,343	70,494,328

Commitments and contingencies (Note 11)
Stockholders’ equity:
Common stock $5 par value, 15,000,000 shares authorized	22,111,700	22,111,700
Additional paid-in capital	25,917,079	25,917,079
Retained earnings	497,201,419	476,058,111

	545,230,198	524,086,890

Less treasury stock, at cost	190,101,094	190,101,094

Total stockholders’ equity	355,129,104	333,985,796

	$421,628,447	$404,480,124

See notes to unaudited consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Research Products Corporation and Subsidiaries

Consolidated Statements of Income (Unaudited)

Three Months Ended March 31, 2025 and 2024

	2025	2024
Net sales	$130,476,385	$104,171,199
Cost of goods sold	70,540,691	58,580,570

Gross profit	59,935,694	45,590,629

Selling, general and administrative expenses	33,100,726	22,400,780

Income from operations	26,834,968	23,189,849

Other income, net	804,920	1,311,993

Income before provision for income taxes	27,639,888	24,501,842
Provision for income taxes	6,496,580	5,285,398

Net income	$21,143,308	$19,216,444

See notes to unaudited consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Research Products Corporation and Subsidiaries

Consolidated Statements of Stockholders’ Equity (Unaudited)

Three Months Ended March 31, 2025

	Common Stock Shares Issued	Common Stock Amount	Treasury Stock Shares	Treasury Stock Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2024	4,422,340	$22,111,700	1,775,709	$(190,101,094)	$25,917,079	$476,058,111	$333,985,796
Net income	—	—	—	—	—	21,143,308	21,143,308

Balance, March 31, 2025	4,422,340	$22,111,700	1,775,709	$(190,101,094)	$25,917,079	$497,201,419	$355,129,104

See notes to unaudited consolidated financial statements.

Consolidated Statements of Stockholders’ Equity (Unaudited)

Three Months Ended March 31, 2024

	Common Stock Shares Issued	Common Stock Amount	Treasury Stock Shares	Treasury Stock Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2023	4,422,340	$22,111,700	1,737,925	$(175,736,511)	$23,860,473	$396,522,301	$266,757,963
Net income	—	—	—	—	—	19,216,444	19,216,444
Purchase of common stock for the treasury	—	—	1,819	(592,830)	—	—	(592,830)

Balance, March 31, 2024	4,422,340	$22,111,700	1,739,744	$(176,329,341)	$23,860,473	$415,738,745	$285,381,577

See notes to unaudited consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Consolidated Statements of Cash Flows (Unaudited)

Three Months Ended March 31, 2025 and 2024

	2025	2024
Cash flows from operating activities:
Net income	$21,143,308	$19,216,444
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:
Change in right-of-use asset	283,559	204,978
Amortization of intangible assets	809,792	—
Depreciation	2,914,613	2,483,282
Other operating activities	(155,031)	(387,023)
Deferred compensation	542,522	372,724
Stock-based compensation	270,926	217,750
(Decrease) increase in cash and cash equivalents due to changes in working capital components:
Accounts receivable	$(3,146,613)	$2,404,755
Inventories	2,145,427	156,445
Prepaid expenses and other current assets	(910,469)	(72,871)
Accounts payable	(1,753,745)	(5,363,133)
Accrued expenses and other liabilities	(8,627,339)	(8,163,134)
Income taxes	6,582,882	5,641,418

Net cash provided by operating activities	20,099,832	16,711,635

Cash flows from investing activities:
Purchases of equity securities	(229,148)	(270,263)
Proceeds from sale of equity securities	—	324,341
Purchases of property and equipment	(6,500,511)	(2,837,096)
Proceeds from sale of property and equipment	27,206	—

Net cash used in investing activities	(6,702,453)	(2,783,018)

Cash flows from financing activities:
Dividends paid	—	—
Purchase of common stock for the treasury	—	(592,830)

Net cash used in financing activities	—	(592,830)

Net increase in cash and cash equivalents	13,397,379	13,335,787

Cash and cash equivalents:
Beginning December 31, 2024 and 2023	53,417,467	80,748,187

Ending	$66,814,846	$94,083,974

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$43,528	$38,035

Supplemental schedules of noncash investing activities:
Equipment purchases included in accounts payable	$91,071	$21,787

See notes to unaudited consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business: Research Products Corporation (RPC) d/b/a AprilAire, Anden, and RP Filters, including its wholly owned subsidiaries, DRI-STEEM Corporation (DRI-STEEM), EWC Controls, LLC (EWC), GS, LLC (GS), and HydroHeat, LLC (HH), are collectively referred to as the Company. RPC, DRI-STEEM, and EWC are primarily involved with the production and sale of indoor air treatment products. The Company’s products are sold predominately throughout the United States and certain international markets. The Company’s products are used in commercial and residential buildings in both new construction and as an improvement to existing heating, ventilation and air conditioning (HVAC) systems. EWC was acquired on July 1, 2024 and is included in the consolidated operations for the three months ended March 31, 2025. GS and HH were inactive entities for the periods ending March 31, 2025 and 2024.

A summary of the Company’s significant accounting policies follows:

Principles of consolidation: The consolidated financial statements (collectively, the financial statements) include the accounts of the parent company, RPC and its subsidiaries, DRI-STEEM and EWC. All significant intercompany balances and transactions are eliminated in consolidation.

Cash and cash equivalents: Cash and cash equivalents include cash and temporary cash investments, which have an original maturity of three months or less.

Accounts receivable and allowance for credit losses: Accounts receivable are carried at original invoice less an allowance for credit losses.

The Company offsets gross trade accounts receivable with an allowance for credit losses. The allowance for credit losses is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable and is based upon historical loss patterns, the number of days that billings are past due, and an evaluation of the potential risk of loss associated with specific accounts. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Provisions for allowances for credit losses are recorded in general and administrative expense. Recoveries of trade receivables previously written off are recorded when received.

Estimating credit losses based on risk characteristics requires significant judgment by the Company. Significant judgments include but are not limited to assessing current economic conditions and the extent to which they would be relevant to the existing characteristics of the Company’s receivables, the estimated life of the receivables and the level of reliance on historical experience in light of economic conditions. The Company reviews and updates, when necessary, its historical risk characteristics that are meaningful to estimating credit losses, any new risk characteristics that arise in the natural course of business and the estimated life of its receivables. During the three months ended March 31, 2025 and 2024, the Company recorded credit loss expense totaling approximately $42,000 and $24,000, respectively. The opening balance of trade receivables as of January 1, 2024, was $62,771,339.

Inventories: Inventories are stated at the lower of cost or net realizable value. Cost is determined on a first-in, first-out (FIFO) method. As of March 31, 2025 and December 31, 2024, there was an inventory valuation reserve for excess and obsolete inventory of approximately $3,034,000 and $3,373,000, respectively. Management estimates the inventory excess and obsolete reserve based upon its expectation of inventory that will ultimately become excess or obsolete and the estimated price the items will be sold for or the amount expected to be received from the vendor upon return.

Investment in equity securities: Equity securities consist of investments in mutual funds. Equity securities are stated at fair value, and unrealized holding gains and losses, net of the related deferred tax effect, are included in income. Realized and unrealized gains and losses are included in other income on the consolidated statements of income and are determined on the basis of the average cost of the securities sold.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Property and equipment: Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the various assets. Generally, property and equipment is depreciated on a straight-line or accelerated basis. Cost incurred for building materials, production equipment and subcontract labor comprise construction in progress.

Goodwill: Goodwill represents the excess of purchase price over the fair value of the identifiable tangible and intangible net assets acquired in a business combination. Goodwill is tested and reviewed for impairment in the fourth quarter of each fiscal year or whenever there is a material change in events or circumstances that indicate that the fair value of the asset is more likely than not less than the carrying amount of the asset.

Impairment of goodwill is assessed at the reporting unit level and begins with a qualitative assessment to determine if it is more likely than not the fair value of a reporting unit to which goodwill has been assigned is less than its carrying value. If the Company concludes based on the qualitative assessment that it is more likely than not that the fair value of a reporting unit is less than its carrying value, the Company compares the fair value of the reporting unit to its carrying value. If the estimated fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is not impaired. To the extent that the carrying amount of the reporting unit exceeds its estimated fair value, an impairment loss will be recognized for the amount the reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill in that reporting unit.

The Company tested its goodwill for impairment as part of its annual assessment. The tests did not indicate any impairment.

Intangible assets: Intangible assets are composed of customer relationships and trade names with estimated useful lives of 16 and 15 years, respectively. Intangible assets are amortized over their estimated lives using the straight-line method. Costs incurred to renew or extend the term of recognized intangible assets are capitalized and amortized over the useful life of the asset.

Impairment of long-lived assets: Long-lived assets are evaluated for impairment whenever events or changes in circumstances have indicated that an asset may not be recoverable and are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities (asset group). If the sum of the projected undiscounted cash flows (excluding interest charges) of an asset group is less than its carrying value and the fair value of an asset group is also less than its carrying value, the assets will be written down by the amount by which the carrying value of the asset group exceeded its fair value. Any loss would be recognized in income from operations in the period in which the determination is made. Management determined that no impairment of long-lived assets existed as of March 31, 2025 and December 31, 2024.

Business acquisition contingent consideration: Contingent consideration arising from a business combination is recorded at the estimated present value based on projected income and various other assumptions associated with the calculation of the contingent consideration.

Leases: The Company determines if an arrangement is or contains a lease at inception, which is the date on which the terms of the contract are agreed to, and the agreement creates enforceable rights and obligations. A contract is or contains a lease when: (i) explicitly or implicitly identified assets have been deployed in the contract, and (ii) the customer obtains substantially all of the economic benefits from the use of that underlying asset and directs how and for what purpose the asset is used during the term of the contract. The Company also considers whether its service arrangements include the right to control the use of an asset.

The Company recognizes most leases on its consolidated balance sheets as a right-of-use (ROU) asset representing the right to use an underlying asset and a lease liability representing the obligation to make lease payments over the lease term, measured on a discounted basis. Leases are classified as either finance leases or operating leases based on certain criteria. Classification of the lease affects the pattern of expense recognition in the consolidated statement of income.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

The Company made an accounting policy election available not to recognize ROU assets and lease liabilities for leases with a term of 12 months or less. For all other leases, ROU assets and lease liabilities are measured based on the present value of future lease payments over the lease term at the commencement date of the lease (or January 1, 2022, for existing leases upon the adoption of Accounting Standards Codification (ASC) Topic 842, Leases). The ROU assets also include any initial direct costs incurred and lease payments made at or before the commencement date and are reduced by any lease incentives received. As the Company’s leases generally do not have a readily determinable implicit rate, the Company uses its incremental borrowing rate in determining the present value of their lease liability, adjusted for lease term and geography, to determine the present value of fixed leases payments based on information available at the lease commencement date.

Future lease payments may include fixed-rent escalation clauses or payments that depend on an index (such as the consumer price index), which is initially measured using the index or rate at lease commencement. Subsequent changes of an index and other periodic market-rate adjustments to base rent are recorded in variable lease expense in the period incurred. Residual value guarantees or payments for terminating the lease are included in the lease payments only when it is probable they will be incurred.

The Company has made an accounting policy election to account for lease and nonlease components in its contracts as a single lease component for its real estate, vehicle and equipment asset classes. The nonlease components typically represent additional services transferred to the Company, such as common area maintenance for real estate, which are variable in nature and recorded in variable lease expense in the period incurred.

Business combinations: Acquisitions are accounted for in accordance with Financial Accounting Standards Board (FASB) ASC 805, Business Combinations, under the acquisition method of accounting; the carrying amounts of the Company’s assets acquired and liabilities assumed in the acquisition are adjusted to their acquisition-date estimated fair values as determined by the Company’s management with the assistance of external valuation experts based on information currently available and on current assumptions on future operations. The excess of the consideration transferred (i.e., purchase price) over the fair value of the net assets acquired acquisitions are recognized as goodwill.

Treasury stock: The Company uses the cost method to account for treasury stock. When treasury stock is reissued, it is accounted for using FIFO method.

Revenue recognition: The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, which provides a five-step model for recognizing revenue from contracts with customers as follows:

•	Identify the contract with a customer

•	Identify the performance obligations in the contract

•	Determine the transaction price

•	Allocate the transaction price to the performance obligations in the contract

•	Recognize revenue when or as performance obligations are satisfied

Nature of revenues: The Company’s revenue is derived from sales of indoor air treatment products. The Company’s products are marketed and sold primarily to distributors in the United States and certain international markets. Sales of products are subject to economic conditions and may fluctuate based on changes in the industry, trade policies and financial markets.

Revenue from the sale of the Company’s products is recognized upon transfer of control to the customer, which is typically upon shipment. The Company has elected to treat shipping and handling activities related to contracts with customers as costs to fulfill the promise to transfer the associated products and not as a separate performance obligation.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Contracts with multiple performance obligations: When the Company’s contracts with customers contain multiple performance obligations, the contract transaction price is allocated on a relative stand-alone selling price (SSP) basis to each performance obligation. The Company typically determines SSP based on observable selling prices of its products.

Transaction price: The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring goods to the customer. Revenue is recorded based on the transaction price, which includes fixed consideration and estimates of variable consideration such as rebates and rights of return. The amount of variable consideration included in the transaction price is constrained and is included only to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Variable consideration is estimated as follows:

Early payment discounts: Customers typically receive discounts between 1% and 2% if they pay an invoice within the specified early payment period for the contract. The Company estimates the amount of variable consideration using the expected-value method (i.e., probability-weighted approach) based on review of specific transactions, historical experience and market and economic conditions.

Rebates and cooperative marketing: The Company provides rebates to certain customers based on the volume of purchases during the period. Rebates are estimated using the expected-value method based on review of specific transactions, historical experience and market and economic conditions. The accrual for customer rebates and allowances was approximately $3,894,000 and $3,384,000 as of March 31, 2025 and December 31, 2024, respectively, this accrual is included within accounts payable on the consolidated balance sheet.

Rights of return: Variable consideration for rights of return is estimated using the expected-value method based on review of specific transactions, historical experience and market and economic conditions. The Company recorded a refund liability for the amount the Company expects to refund to customers for the products of $108,900 and $151,200 as of March 31, 2025 and December 31, 2024, respectively, which is included in accrued expenses and other liabilities on the consolidated balance sheets.

Payment terms on invoiced amounts are typically 30 to 60 days. In instances where the timing of revenue recognition differs from the timing of the right to invoice, the Company has determined that a significant financing component generally does not exist. The primary purpose of the Company’s invoicing terms is to provide customers with simplified and predictable ways of purchasing the products and not to receive financing from or provide financing to the customer.

The Company excludes from revenue sales taxes and other government-assessed and imposed taxes on revenue-generating activities that are invoiced to customers.

Customer concentration: For the three months ended March 31, 2025 and 2024, one of the Company’s customers accounted for 12% and 13% of total revenues, respectively. As of March 31, 2025 and December 31, 2024, this customer had accounts receivable balances representing 10% and 12.6%, of total accounts receivable, respectively.

Warranties: The Company generally provides limited-assurance-type warranties for products under its contracts. The warranty periods typically extend for a limited time following the transfer of control of the products. The Company does not consider these warranties to be performance obligations. See Note 6 for discussion of the associated warranty costs and liability.

Costs to obtain a contract: Sales commissions paid to internal sales personnel that are incremental to the acquisition of customer contracts are capitalized as deferred contract costs on the consolidated balance sheets when the period of benefit is determined to be greater than one year. The Company has elected to apply the

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

practical expedient to expense sales commissions as incurred when the expected amortization is one year or less. The Company determines the period of benefit for sales commissions paid for the acquisition of an initial contract by taking into consideration the initial estimated customer life as well as future expectations about whether the renewal commission will be commensurate with the pattern of revenue recognition. Under this policy, no deferred contract costs were recorded as of March 31, 2025 and December 31, 2024.

Advertising costs: Advertising costs are charged to expense when incurred. Such costs were approximately $1,500,000 and $1,800,000 for the three months ended March 31, 2025 and 2024, respectively.

Income taxes: Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates at the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more likely than not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying consolidated balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

It is the Company’s policy that interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the consolidated statements of income.

Use of estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Employee stock plans: The Company has multiple stock-based compensation plans for which the accounting policies are described in Notes 7 and 8. The Company applies the fair value recognition provisions of ASC 718, Compensation—Stock Compensation, using the prospective method. Under that method, new awards and awards modified, repurchased or canceled will be accounted for under these provisions. This topic requires that compensation cost from all share-based payment transactions be recognized in the financial statements. Awards are issued under the phantom stock option of the deferred compensation plan and the equity incentive plan and are accounted for as liability awards. The Company recognizes the cost of the employee services received in exchange for awards of liability instruments based upon the fair value of the vested shares as measured at each reporting date.

Research and development costs: Research and development costs are charged to expense as incurred. Such costs were approximately $3,800,000 and $3,300,000 for the three months ended March 31, 2025 and 2024, respectively.

Concentrations of credit risk: The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Recently adopted accounting standard: In June 2022, the FASB issued Accounting Standards Update (ASU) 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. ASU 2022-03 also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. In addition, ASU 2022-03 requires additional disclosures for equity securities subject to contractual restrictions. The Company adopted ASU 2022-03 effective January 1, 2024. The impact of the adoption on the Company’s financial statements was not material.

Notes to Unaudited Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Recent accounting pronouncement: In March 2024, the FASB issued ASU 2024-01, Compensation— Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards. The ASU adds an example with four fact patterns to ASC 718-10, Compensation—Stock Compensation—Overall, in order to assist preparers of financial statements in determining whether profits interest units should be accounted for within the scope of the guidance in ASC 718 or ASC 710, Compensation—General. The ASU only addresses the scope determination and does not amend the recognition or measurement guidance in either ASC 710 or ASC 718. ASU 2024-01 provides entities with a choice of adopting the amendments on a prospective or retrospective basis. This ASU is effective for the Company beginning on January 1, 2026. The adoption of ASU 2024-01 is not expected to have a significant impact on the Company’s financial statements.

Subsequent events: The Company has evaluated subsequent events through December 12, 2025, the date the financial statements were available to be issued and determined. On May 7, 2025, the Company entered into an agreement that resulted in change of control. In conjunction with the change of control, the Company’s line of credit (Note 14) was extinguished. Additionally, the deferred compensation and incentive plans discussed in Notes 6 and 7 were paid in full as part of closing.

Note 2. Inventories

Inventories at March 31, 2025 and December 31, 2024, are as follows:

	2025	2024
Raw materials	$36,246,551	$38,358,482
Work in process	2,843,029	5,929,275
Finished goods	37,808,089	35,094,339

	76,897,669	79,382,096
Less allowance for inventory obsolescence	3,033,800	3,372,800

	$73,863,869	$76,009,296

Note 3. Property and Equipment

Major classifications of property and equipment at March 31, 2025 and December 31, 2024, are as follows:

	2025	2024	Depreciable Lives (Years)
Land	$2,868,070	$2,868,070
Land improvements	1,823,553	1,823,553	10-25
Buildings and building equipment	40,250,036	40,152,440	6-33

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

	2025	2024	Depreciable Lives (Years)
Machinery and equipment	106,765,085	101,031,139	3-10

	151,706,744	145,875,202
Capital projects in progress	32,162,932	32,386,200

	183,869,676	178,261,402
Less accumulated depreciation	78,456,978	75,612,458

	$105,412,698	$102,648,944

Note 4. Goodwill and Intangibles

Intangible assets as of March 31, 2025 and December 31, 2024, is as follows:

	2025
	Cost	Accumulated Amortization	Net
Customer relationships	$45,000,000	$(2,109,375)	$42,890,625
Trade name	6,400,000	(320,000)	6,080,000

	$51,400,000	$(2,429,375)	$48,970,625

	2024
	Cost	Accumulated Amortization	Net
Customer relationships	$45,000,000	$(1,406,250)	$43,593,750
Trade name	6,400,000	(213,333)	6,186,667

	$51,400,000	$(1,619,583)	$49,780,417

There were no changes in the carrying amount of goodwill for the three months ended March 31, 2025 and 2024. There were no cumulative goodwill impairments recognized as of March 31, 2025 or December 31, 2024.

Amortization expense for intangible assets for the three months ended March 31, 2025 and 2024, was $809,792 and $0, respectively.

Note 5. Product Warranties

The Company generally provides a limited warranty for a five-year period. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts amounts, as necessary. The Company has recorded a warranty liability, which is included in accrued expenses and other liabilities in the consolidated balance sheets. Changes in the Company’s warranty liability are as follows:

2025
Warranty reserve at January 1	$10,288,250
Warranty expense	1,104,515
Warranty claims	(1,555,600)

Warranty reserve at March 31, 2025	$9,837,165

Note 6. Retirement and Postretirement Benefit Plans

The Company has various defined contribution plans that cover substantially all employees upon meeting certain service requirements. The Company, upon approval by the Board of Directors, may make discretionary matching contributions as a percentage of the participating employees wage deferrals and discretionary profit sharing

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

contributions. Company contributions for the plans were approximately $1,760,000 and $1,526,000 for the three months ended March 31, 2025 and 2024, respectively.

The Company also has a nonqualified deferred compensation plan that provides a compensation deferral for employees of the Company for whom 10% of their anticipated compensation for any year will exceed the maximum deferral allowed under the qualified plans, and each director of the Company. The account balance of any participant shall be fully vested and nonforfeitable at all times, except the forfeiture of the phantom stock portion of an account balance upon employment termination by the Company. Upon leaving employment for any reason, the participant’s account balance will be paid in a lump sum or 60 monthly installments. Each participant’s account balance consists of employee deferrals, a Company matching and profit sharing contribution, and an allocation of investment earnings. The Company matching and profit sharing contribution shall be made only to eligible employees, not participating directors.

All rights created under this plan are unsecured contractual rights, and the participating employees and directors have the status of general creditors of the Company. The Company’s contribution to the plan totaled approximately $12,600 and $67,200 for the three months ended March 31, 2025 and 2024, respectively. A deferred compensation liability of approximately $2,187,000 and $1,804,000 was recorded in deferred compensation on the consolidated balance sheets as of March 31, 2025 and December 31, 2024, respectively.

Note 7. Executive Equity Incentive Plans

As part of the nonqualified deferred compensation plan, the Company established a phantom stock investment option for the current eligible and participating employees. As of March 31, 2025 and December 31, 2024, 13,937 units were outstanding under this investment option. During the three months ended March 31, 2025 and 2024, participants did not purchase any units. During the three months ended March 31, 2025 and 2024, participants did not redeem any units. The phantom stock investment options can also be paid in cash at the participant’s discretion. The Company has recorded a long-term liability of approximately $5,525,000 and $5,331,000 in deferred compensation on the consolidated balance sheets as of March 31, 2025 and December 31, 2024, respectively. The Company measures any compensation expense under this plan for each award based on the appreciated value of the Company’s common stock. Compensation expense of approximately $194,400 was recognized for the three months ended March 31, 2025. There was no expenses recorded for the three months ended March 31, 2024.

During 2022, the Company implemented an incentive plan under the Board of Directors discretion to award certain key executives and directors. The plan consists of two transition awards and annual awards thereafter. The transition awards have a three-year vesting period, at which point the awards are converted to common stock at the current fair value or are paid out in cash at the participant’s discretion. The awards thereafter are made annually and have a three-year vesting period, at which point the awards are converted to common stock at the current fair value or are paid out in cash at the participant’s discretion. If the participant elects to receive the award in the form of common stock, the shares are issued out of treasury stock. The value of the discretionary awards is based on a percentage of base salary with those percentages being adjusted for the percentage of the target three-year compounded annual growth rate of total stockholder return achieved. The related liability is updated annually based on the additional vesting and revised fair value of the Company’s common stock. Forfeitures are recognized as incurred.

The Company approved and issued no shares of common stock to certain executives and directors as compensation for three months ended March 31, 2025 and 2024, respectively. For previously issued shares the Company has recorded a current liability of approximately $801,000 and $1,101,100 in accrued expenses and other liabilities on the consolidated balance sheets as of March 31, 2025 and December 31, 2024, respectively and a long-term liability of approximately $2,163,000 and $1,593,000 in long-term accrued expenses and other liabilities as of March 31, 2025 and December 31, 2024, respectively. The Company records compensation expense related to this incentive plan under the straight-line method over the vesting period. The Company

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

recorded compensation expense of approximately $571,000 and $218,000 during the three months ended March 31, 2025 and 2024, respectively.

As of March 31, 2025, there was no unrecognized compensation costs related to the unvested shares under the plan.

Note 8. Non-Executive Incentive Plans

During 2015, the Company authorized an equity incentive plan (old plan). Under this plan, key employees are granted phantom stock awards under management discretion. The awards have a five-year vesting period, at which point the awards convert to restricted common stock at the current fair value or are paid out in cash, at the participants discretion. Upon death, disability or retirement, the awardee has the option to sell the restricted common stock for the current fair value. Upon termination, there is a mandatory sale of the restricted common stock. As of March 31, 2025 and December 31, 2024, 1,310 and 2,035 units related to the old plan were outstanding, respectively. During the three months ended March 31, 2025 and 2024, there was no activity related to the outstanding units. For previously issued shares, the Company has recorded a current liability of approximately $444,800 and $444,800 in accrued expenses and other liabilities on the consolidated balance sheets as of March 31, 2025 and December 31, 2024, respectively, and a long-term liability of approximately $55,000 and $253,600 in long-term accrued expenses and other liabilities on the consolidated balance sheets as of March 31, 2025 and December 31, 2024, in relation to shares granted under the old incentive plan. The liabilities recorded as of March 31, 2025 and December 31, 2024, represent the total unvested portion of the units grants. Compensation expense is incurred in the year that the units are granted, subsequent compensation expense is recognized as the liability is adjusted to market each period. Compensation expense of approximately $10,100 was recognized for the three months ended March 31, 2025. No compensation expense was recognized for the three months ended March 31, 2024.

Effective January 1, 2023, the plan was frozen and a new incentive plan was established (new plan). Under this plan, key employees are granted phantom stock awards under management discretion. The awards have a three-year vesting period, at which point the awards convert to cash based on the current value of the Company’s common stock price. Upon death, disability or retirement, the Company shall deliver to the awardee, or the awardee’s beneficiary, the cash value of all phantom stock that vested upon such event. Upon termination, an awardee’s unvested phantom stock is forfeited. As of March 31, 2025 and December 31, 2024, 3,562 and 2,837 units were outstanding, respectively. During the three months ended March 31, 2025 and 2024, there was approximately $165,000 and $0 compensation expense recognized. As of March 31, 2025 and December 31, 2024, the Company has recorded a long-term liability of approximately $1,362,615 and $974,000, respectively, which is recorded in long-term accrued expenses and other liabilities on the consolidated balance sheets. The liabilities recorded as of March 31, 2025 and December 31, 2024 represent the total unvested portion of the units granted. Compensation expense is incurred in the year that the units are granted, subsequent compensation expense is recognized as the liability is adjusted to market each period. There was no compensation expense recognized during the three months ended March 31, 2025 and 2024, respectively.

Note 9. Income Taxes

The composition of the income tax provision for the three months ended March 31, 2025 and 2024, is as follows:

	2025	2024
Current	$6,643,032	$5,664,019
Deferred	(146,452)	(378,621)

	$6,496,580	$5,285,398

The provision for income taxes does not bear the usual relationship to pretax income.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Significant items which affect the relationship are as follows:

	2025	2024
Expected tax at federal statutory rates	$5,804,376	$5,145,387
Increase (decrease) in taxes resulting from:
State taxes, net of federal benefit	548,011	303,051
Permanent differences	296,584	(95,319)
Federal credits	(168,000)	(168,000)
Deferred adjustment—state depreciation	—	—
Other	15,609	100,279

	$6,496,580	$5,285,398

Net deferred tax assets and liabilities consist of the following components, approximately, as of March 31, 2025 and December 31, 2024:

	2025	2024
Deferred tax assets:
Accounts receivable	$177,112	$177,200
Inventories	672,982	673,400
Accrued expenses	4,603,880	4,719,700
Deferred compensation	2,882,065	2,883,700
Capitalized research and experimental expenditures	6,526,844	6,323,600
Identifiable intangible assets	445,266	260,900
State credits	343,173	382,800

	15,651,322	15,421,300

Deferred tax liabilities:
Property and equipment	7,190,656	7,110,100
Goodwill	4,298,903	4,292,384
Prepaids	488,437	491,934

	11,977,996	11,894,418

	$3,673,326	$3,526,882

The Company files income tax returns in the U.S. federal jurisdiction, and various states. With few exceptions, the Company is no longer subject to U.S. federal tax examinations by tax authorities for years before 2021 and state tax examinations by tax authorities for years before 2020.

The Company applies the provisions of the Accounting for Uncertainty in Income Taxes section of the Income Taxes topic of the ASC. As of March 31, 2025 and December 31, 2024, no liabilities for unrecognized tax benefits were recorded.

Note 10. Fair Value Measurements and Investments

The Company applies ASC 820, Fair Value Measurements and Disclosures, which provides a framework for measuring fair value under generally accepted accounting principles. ASC 820 applies to all financial instruments that are being measured and reported on a fair value basis.

As defined in ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Notes to Unaudited Consolidated Financial Statements

Note 10. Fair Value Measurements and Investments (Continued)

Level 1:	Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2:	Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3:	Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For March 31, 2025 and December 31, 2024, the application of valuation techniques applied to similar assets and liabilities has been consistent. The following is a description of the valuation methodologies used for instruments measured at fair value:

Investment securities: The Company’s equity securities consist of mutual funds. The total fair value of the investment securities of approximately $936,466 and $719,000 are entirely a Level 1 fair value hierarchy at March 31, 2025 and December 31, 2024, respectively. The gross realized gain from equity securities was not material as of March 31, 2025 and December 31, 2024. There were nominal gross unrealized gains or losses on the equity securities as of March 31, 2025 and 2024.

The carrying amounts of financial instruments, including cash, accounts receivable, accounts payable and accrued expenses approximate fair value due to their short-term nature.

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Note 11. Commitments and Contingencies

From time to time, the Company has claims and pending legal proceedings that generally involve product liability, regulatory matters, patent infringement and employment issues. These proceedings are, in the opinion of management, ordinary routine matters incidental to the normal business conducted by the Company. In the opinion of management, such proceedings related to employment and product liability issues are substantially covered by insurance, and the ultimate disposition of such proceedings are not expected to have a material adverse effect on the Company’s consolidated balance sheet, results of operations or cash flows.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Note 12. Accrued Expenses and Other Liabilities

The composition of current and long-term accrued expenses and other liabilities as of March 31, 2025 and December 31, 2024, is as follows:

	2025	2024
Accrued warranty costs	$9,837,165	$10,288,250
Accrued retirement contributions	941,151	3,932,692
Accrued personnel costs	13,868,973	18,241,112
Accrued product liability	9,600	28,000
Accrued taxes	267,509	545,034
Business acquisition contingent consideration	1,600,000	1,600,000

	$26,524,398	$34,635,088

Note 13. Leases

The Company leases buildings under operating lease agreements that have initial terms ranging from three to 10 years. The leases include options to renew, at the Company’s sole discretion, with renewal terms that can extend the lease term up to six years. In addition, one of the leases contains a termination option, where the rights to terminate are held by either the Company, the lessor or both parties. These options to extend or terminate a lease are included in the lease terms when it is reasonably certain that the Company will exercise that option. The Company’s operating leases do not contain any material restrictive covenants or residual value guarantees.

Operating lease cost is recognized on a straight-line basis over the lease term. The components of lease expense are as follows for the three months ended March 31, 2025 and 2024:

	2025	2024
Operating lease cost	$317,749	$234,249

Supplemental cash flow information related to leases is as follows for the three months ended March 31, 2025 and 2024:

	2025	2024
Cash paid for amounts included in measurement of lease liabilities:
Operating cash outflows—payments on operating lease	$314,819	$226,229

Lease terms and discount rates are as follows as of March 31, 2025 and 2024:

	2025	2024
Weighted-average remaining lease term:
Operating lease	6.73 years	7.42 years
Weighted-average discount rate:
Operating lease	2.6%	2.9%

Future undiscounted cash flows for each of the next five years and thereafter and a reconciliation to the lease liabilities recognized on the consolidated balance sheets are as follows as of March 31, 2025:

Operating Leases
Year ending December 31:
2025	$951,397
2026	1,287,192

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Operating Leases
2027	1,141,638
2028	996,568
2029	1,018,990
Thereafter	1,746,871

Total lease payments	7,142,656
Less imputed interest	(379,961)

Total present value of lease liabilities	$6,762,695

Note 14. Line of Credit

The Company has a line of credit agreement with a bank that permits borrowings up to $50,000,000. Borrowings on the line of credit bear interest at the Secured Overnight Financing Rate plus 1.25%. The line of credit agreement expires June 30, 2025. There were no borrowings during the three months ended March 31, 2025 and 2024, and there were no outstanding borrowings as of March 31, 2025 and December 31, 2024. Under the credit agreement the Company is subject to certain financial and non-financial covenants.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

   Shares

Madison Air Solutions Corporation

Class A Common Stock

Goldman Sachs & Co. LLC	Barclays	Jefferies

Through and including    , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the Securities and Exchange Commission (“SEC”) registration fee and the FINRA filing fee.

SEC registration fee	$	*
FINRA filing fee		*
Listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent fees and registrar fees		*
Miscellaneous expenses		*

Total expenses	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director or officer of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director or officer breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct, or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL, or Section 145, provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee, or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our bylaws will provide that we will indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

Upon completion of this offering we intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement, and reimbursement, to the fullest extent permitted under the DGCL.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation or bylaws, agreement, vote of stockholders, or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers. The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers by the underwriters party thereto against certain liabilities arising under the Securities Act or otherwise.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding securities sold by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

Since January 1, 2023, we have made sales of the following unregistered securities:

•	in May 2025, we issued an aggregate of 9,898,752.26 LLC units to certain rollover investors for an aggregate of $217.3 million in connection with our acquisition of AprilAire;

•

during the years ended December 31, 2025, 2024 and 2023, we granted $    million, $1.6 million and $3.3 million, respectively, of awards under the Equity Appreciation Rights Plan (the “EAR Plan”) to certain employees. Awards under the EAR Plan are earned and payable upon the attainment of performance conditions, the occurrence of a qualifying liquidity event (as defined in the EAR Plan), or at the discretion of the EAR plan manager and generally vest over a five-year term and are settled in cash. No specific number of units or dollar amounts were granted as the rights are based on contractual formulas tied to company valuation appreciation; and

•	on November 5, 2025, Madison Air Solutions Corporation issued 1,000 shares of its Class A common stock to Holdings for $0.0000001.

The offers and sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the above securities represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof.

Item 16. Exhibits and Financial Statement Schedules.

(i)	Exhibits

Exhibit Number	Description
1.1*	Form of Underwriting Agreement

3.1*	Certificate of Incorporation of Madison Air Solutions Corporation, as currently in effect

3.2*	Form of Amended and Restated Certificate of Incorporation of Madison Air Solutions Corporation to be in effect at or prior to the consummation of this offering.

3.3*	Bylaws of Madison Air Solutions Corporation, as currently in effect

3.4*	Form of Amended and Restated Bylaws of Madison Air Solutions Corporation to be in effect at or prior to the consummation of this offering.

4.1*	Form of Stockholders’ Agreement

4.2*	Form of Registration Rights Agreement

5.1*	Opinion of Kirkland & Ellis LLP

10.1*

Credit and Guaranty Agreement, dated as of June 21, 2021, by and among Madison IAQ LLC, Madison IAQ II LLC, certain subsidiaries of Madison IAQ LLC as guarantors, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent and collateral agent

10.2*	First Amendment to Credit and Guaranty Agreement, dated as of June 16, 2023, by and between Madison IAQ LLC and Goldman Sachs Bank USA, as administrative agent and collateral agent

10.3*

Second Amendment to Credit and Guaranty Agreement, dated as of June 5, 2024, by and among Madison IAQ LLC, Goldman Sachs Bank USA, as administrative agent and collateral agent, and the lenders party thereto

10.4*

Third Amendment to Credit and Guaranty Agreement, dated as of January 15, 2025, by and among Madison IAQ LLC, Goldman Sachs Bank USA, as administrative agent and collateral agent, and the lenders party thereto

10.5*

Fourth Amendment and Joinder Agreement to Credit and Guaranty Agreement, dated as of May 6, 2025, by and among Madison IAQ, LLC, Madison IAQ II LLC, certain subsidiaries of Madison IAQ LLC as guarantors, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent

10.6*

Fifth Amendment to Credit and Guaranty Agreement, dated as of November 6, 2025, by and among Madison IAQ LLC, Goldman Sachs Bank USA, as administrative agent and collateral agent, and the lenders party thereto

10.7*	Secured Notes Indenture, dated as of June 21, 2021, by and among Madison IAQ LLC, the guarantors party thereto and U.S. Bank National Association, as trustee and notes collateral agent

10.8*	Unsecured Notes Indenture, dated as of June 21, 2021, by and among Madison IAQ LLC, the guarantors party thereto and U.S. Bank National Association, as trustee

10.9*+	Madison Indoor Air Solutions LLC Equity Appreciation Plan

10.10*+	Madison Air Solutions Corporation 2026 Omnibus Incentive Plan

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

Exhibit Number	Description

10.11*+	Offer Letter, dated May 20, 2021, by and between Jill Wyant and Madison Industries

10.12*+	Offer Letter, dated November 17, 2020, by and between JJ Foley and Madison Industries

10.13*	Tax Management Agreement

10.14*	Tax Services Agreement

21.1*	List of subsidiaries of Madison Air Solutions Corporation

23.1*	Consent of independent registered accounting firm of Madison Industries IAQ Solutions Corporation

23.2*	Consent of independent registered accounting firm of Madison Air Solutions Corporation

23.3*	Consent of independent registered accounting firm of Research Products Corporation

23.4*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)

24.1*	Powers of Attorney (included on signature page)

99.1*	Consent of Jill Wyant

99.2*	Consent of Hudson La Force

99.3*	Consent of George Nolen

*	Indicates to be filed by amendment.
+	Indicates a management contract or compensatory plan or arrangement.

(ii)	Financial statement schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective;

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago, State of Illinois, on     , 2026.

Madison Air Solutions Corporation

By:
Name:
Title:

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

POWER OF ATTORNEY

The undersigned directors and officers of Madison Air Solutions Corporation hereby appoint each of     ,      and     , as attorney-in-fact for the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments (including post-effective amendments) and exhibits to this registration statement on Form S-1 (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933) and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated as of     , 2026.

Signature	Title

Jill Wyant	President and Chief Executive Officer (Principal Executive Officer)

JJ Foley	Chief Financial Officer (Principal Financial Officer)

Michael Kenning	Interim Chief Accounting Officer (Principal Accounting Officer)

Larry W. Gies	Chairman